01/09/2007">

As filed with the Securities and Exchange Commission on January 10, 2006

Commission File No. 333—138853

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Post-Effective Amendment No. 1
to
Form SB-2

Registration Statement Under The Securities Act Of 1933

Signalife, Inc.

(Name of small business issuer in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3845 (Primary Industrial Code)	87-0441351 (I.R.S. Employer Identification No.)

Pamela Bunes
Chief Executive Officer

531 South Main Street, Suite 301
Greenville, South Carolina 29601
(864) 233-2300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

Copies to

John M. Woodbury, Jr., Esq.
7251 Owensmouth Ave, Suite 7
Canoga Park, California 91303
(818) 883-1776

Approximate date of proposed sale to public:  From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Offering Price Per Share	Proposed Aggregate Offering Price	Amount of Registration Fee
Newly registered shares:
Common stock	277,419	$1.58(4)	$ 438,322.02	$ 46.90
Common stock (2)	110,968	$2.23(4)	$ 247,458.64	$ 26.48
Common stock (3)	38,839	$2.23(4)	$ 86,610.97	$ 9.27
Common stock (2)	300,000	$2.50(4)	$ 750,000.00	$ 80.25
Subtotal	727,226		$ 1,522,391.63	$ 162.90
Previously registered shares:
Common stock	5,655,800(5)	N/A (6)	N/A (6)	N/A (6)
Common stock (2)	2,400,000(5)	N/A (6)	N/A (6)	N/A (6)
Common stock (2)	550,000(7)	N/A (8)	N/A (8)	N/A (8)
Common stock (2)	1,101,646(9)	N/A (10)	N/A (10)	N/A (10)
Subtotal	9,707,446		N/A (6)	N/A (6)
Total	10,434,672		$ 1,522,391.63	$ 162.90

(1)

Pursuant to SEC Rule 416(a), also covers additional common shares that may be offered to prevent dilution as a result of stock splits, stock dividends or similar transactions relating to these securities.

(2)

Represents common stock reserved for issuance by the registrant with respect to the prospective exercise of common share purchase warrants at the election of the holder of those warrants.

(3)

Represents common stock reserved for issuance by the registrant with respect to the prospective exercise of placement agents’ unit purchase warrants (and the subsequent exercise or conversion of the underlying common share purchase warrants) at the election of the holder of those securities.

(4)

This filing fee was paid in connection with the filing of the original registration statement on November 21, 2006.  Pursuant to SEC Rule 457(h)(1), the filing fee is computed based upon the exercise price for the underlying options or warrants.

(5)

These securities were previously registered on registration statement file no. 333 -126220 filed with the SEC on June 14, 2005 and declared effective by the SEC on July 22, 2005.  Pursuant to Rule 429 of SEC Regulation C, this registration statement will act as a post-effective amendment with respect to that prior registration statement.

(6)

No fee due as shares were previously registered in connection with the filing of the registration statement described in note (5) and fees previously paid as part of that registration statement.

(7)

These securities were previously registered on registration statement file no. 333-122296 filed with the SEC on February 10, 2005 and declared effective by the SEC on February 14, 2005.  Pursuant to Rule 429 of SEC Regulation C, this registration statement will act as a post-effective amendment with respect to that prior registration statement.

(8)

No fee due as shares were previously registered in connection with the filing of the registration statement described in note (7) and fees previously paid as part of that registration statement.

(9)

These securities were previously registered on registration statement file no. 333-111683) filed with the SEC on November 4, 2004 and declared effective by the SEC on November 10, 2004.  Pursuant to Rule 429 of SEC Regulation C, this registration statement will act as a post-effective amendment with respect to that prior registration statement.

(10)

No fee due as shares were previously registered in connection with the filing of the registration statement described in note (9) and fees previously paid as part of that registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED JANUARY 4, 2006

Prospectus

10,434,672 Common Shares

This prospectus relates to the offer and sale by some of our shareholders during the period in which the registration statement containing this prospectus is effective of up to 10,434,672 common shares consisting of up to:

•

5,933,219 currently issued and outstanding common shares; and

•

4,501,453 common shares issuable by the company upon the prospective exercise of currently issued and outstanding securities purchase warrants (and the subsequent exercise or conversion of the underlying securities) at the election of the holder of those warrants.

This offering is not being underwritten.  The common shares offered under this prospectus may be sold by the selling shareholders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer.  We will not receive any of the proceeds from those sales.

Our common shares trade on the American Stock Exchange under the trading symbol “SGN”.

Please read this prospectus carefully. It describes our company, finances, products and services.  Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

______

An investment in the common shares offered for sale under this prospectus involves a high degree of risk.  You should purchase our securities only if you can afford losing your entire investment.
See “Risk Factors” beginning on page 1 of this prospectus.

______

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common shares offered for sale under this prospectus or the merits of that offering, or has determined that this prospectus is truthful or complete.
Any representation to the contrary is a criminal offense.

______

The date of this Prospectus is January 4, 2006

531 South Main Street, Suite 301, Greenville, South Carolina 29601

(864) 233-2300

The information in this prospectus is not complete and may be changed.  We have filed a registration statement containing this prospectus with the Securities and Exchange Commission.  The common stock offered for sale under this prospectus may not be offered for sale or sold until that registration statement is declared effective by the Securities and Exchange Commission.  This prospectus is not an offer to sell the common shares—and doesn’t solicit an offer to purchase the common shares—in any jurisdiction where this offer or sale is not otherwise permitted

TABLE OF CONTENTS
Page

PROSPECTUS SUMMARY

1

The Company And Business

1

The Offering

3

Summary Financial Data

4

RISK FACTORS

6

Risks Relating To Our Business

6

Risks Relating To An Investment In Our Securities

10

FORWARD-LOOKING STATEMENTS

13

USE OF PROCEEDS

14

BUSINESS

14

Overview

14

Recent Corporate History

15

Description Of Heart Monitor Systems And ECGs

16

Description of Current Products

17

Description of Products in Development Stage

19

Competitive Advantages And Marketing Strategy

20

Description of Signal Technologies; Pending Evaluative Studies

21

Market and Competition

22

Marketing And Distribution Strategy

23

Manufacturing Capacity

24

Research And Development

24

Regulatory Overview

24

Patents And Licenses

27

Costs And Effects Of Compliance With Environmental Laws

28

Subsidiaries

28

Employees

28

PROPERTIES

28

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

29

General

29

Overview

29

Results of Operations

31

Plan Of Operation

32

Liquidity And Capital Resources

33

Critical Accounting Policies

36

Recent Accounting Pronouncements

36

LEGAL PROCEEDINGS

38

MANAGEMENT

38

Identity

38

Business Experience

39

Board Of Directors

42

Board Committees

42

Board Compensation

42

Scientific Medical Advisory Board

44

Medical Advisor Compensation

45

Other Significant Employees And Consultants

45

Employment And Consulting Agreements With Executive Management

46

Summary Compensation Table

48

Stock Options And Stock Appreciation Rights Grant Table

49

Stock Options And Stock Appreciation Rights Exercise And Valuation Table

50

PRINCIPAL SHAREHOLDERS

51

-v-

TRANSACTIONS AND BUSINESS RELATIONSHIPS WITH MANAGEMENT AND PRINCIPAL SHAREHOLDERS

54

Transactions With Executive Officers, Directors And Shareholders

54

Parent Corporation

55

DESCRIPTION OF CAPITAL STOCK

55

General

55

Common Shares

55

Preferred Shares

55

Series ’A’ Preferred Shares

55

Options And Warrants Convertible into Common Shares

57

EQUITY COMPENSATION PLANS

57

Summary Equity Compensation Plan Data

57

Description of Equity Compensation Plans Approved By Shareholders

58

Description of Equity Compensation Plans Not Approved By Shareholders

59

MARKET FOR EQUITY SECURITIES

60

Description Of Market

60

Dividend Policy And Restrictions On Payment Of Dividends

60

SELLING SHAREHOLDERS

61

REGISTRATION RIGHTS

66

PLAN OF DISTRIBUTION

67

Method of Sales Under This Prospectus

67

Sales Outside Of This Prospectus; Sales Under This Prospectus By Successors-In-Interest

70

Compliance With State Securities Laws

71

Distribution Expenses And Proceeds of Sale

71

Indemnification

71

Other Matters

71

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

72

Termination of Prior Accountant

72

Appointment of New Accountant

74

TRANSFER AGENT

74

LEGAL MATTERS

74

EXPERTS

74

INDEMNIFICATION OF DIRECTORS AND OFFICERS

74

WHERE YOU CAN FIND MORE INFORMATION

75

SIGNALIFE, INC.  FINANCIAL STATEMENTS  YEARS ENDED DECEMBER 31, 2005 AND 2004

77

Report Of Independent Registered Public Accounting Firm

F-1

Report of Independent Registered Public Accounting Firm

F-2

Balance Sheet

F-3

Statements Of Operations

F-4

Statements Of Stockholders’ Equity

F-5

Statements Of Cash Flows

F-12

Notes To Financial Statements

F-14

FINANCIAL STATEMENTS  (UNAUDITED)  THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

78

Balance Sheet

F-1

Statements Of Operations

F-2

Statements Of Stockholders’ Equity

F-3

Statements Of Cash Flows

F-12

Notes To Interim Financial Statements

F-14

-vi-

PROSPECTUS SUMMARY

This summary highlights important information about our company and business.  Because it is a summary, it may not contain all of the information that is important to you.  To understand this offering fully, you should read this entire prospectus and the financial statements and related notes included in this prospectus carefully, and in particular that section of this prospectus captioned “Risk Factors.”  Unless the context requires otherwise, “Signalife”, “we,” “us,” “our” and similar terms refer to Signalife, Inc.

On April 11, 2003, we effected a split in our common shares on a 3:1 forward basis through the mechanism of a stock dividend.  Whenever we make any reference in this prospectus to the grant or issuance of common shares or options or warrants to purchase common shares, such reference shall, for comparison purposes, be made in reference to post-split numbers and, in the case of options and warrants, exercise prices, unless we state otherwise.

The Company And Business

Signalife is a medical device company focused on researching, developing medical devices which monitor and measure physiological signals in order to detect diseases that impact an individual’s health.  Physiological signals are small bioelectrical signals generated by the body.

Our initial product lines will be heart monitor systems used to collect physiological data for electrocardiogram or “ECG” tests for the purpose of detecting and identifying cardiovascular disease.  The core component of our products is our battery-operated, digital 12-lead Model 100 Module, a compact device approximately 4 x 3.5 x 1.5 inches in size and 5.5 oz. in weight, that allows a patient’s heart to be continuously monitored over a period of 24 to 48 hours in a variety of settings—both non-ambulatory (stationary) and ambulatory (moving)—such as hospitals, surgeries, clinics, doctors’ offices, exercise and sports medicine clinics and laboratories.  The Model 100 Module contains both our proprietary patented “amplification” technology which acquires, processes and amplifies ECG signals, as well as Bluetooth technology which allows the acquired signals to be wirelessly transmitted to a personal computer for interpretation and storage by the physician.  Our Model 100 Module operates using a proprietary and patented “amplification” technology which provides the capability to enlarge and process the physiological signals to discriminate them from ambient or background electromagnetic noise and to facilitate the examination of the signal data for diagnostic purposes.

We have recently commenced commercial marketing of our first heart monitoring “system” using our Model 100 Module—the Fidelity 100 Monitor System, and recorded our first revenues from product sales in October 2006.  This system is an integrated system in which our Model 100 Module collects, processes and amplifies ECG signals from that patient through a set of twelve electrode lead sets provided with the system, and then wirelessly transmits that signal to a nearby personal computer provided with the system.  The signals are then displayed on a computer monitor and can be printed on a printer provided with the system for analysis by the cardiologist.  We received our first sales revenues from this product in the fourth quarter of fiscal 2006.

We principally intend to sell the Fidelity 100 Monitor System as an integrated system containing all of the components—the Model 100 Module, electrode lead sets, and a personal computer with monitor and printer, which could either be in a desk top or laptop configuration.  The Model 100 Module and our proprietary ECG printing software may also be sold separate from the other components to physicians who prefer to use their own personal computers systems. As a result of these variables, the Fidelity 100 Monitor System will be offered in many different configurations.

The Fidelity 100 Monitor System will be principally used for clinical (resting) and in-patient ambulatory applications.  For example, ECG data may be instantaneously acquired, processed, amplified and transmitted to the personal computer for analysis in stationary settings, such as while conducting ECG tests in resting or in-patient ambulatory settings or during surgeries.

Our Fidelity 100 Monitor System will be marketed in the United States by Rubbermaid Inc. (“Rubbermaid”), a subsidiary of Newell Rubbermaid Inc., pursuant to the terms of a Sales and Marketing Services Agreement entered into on March 26, 2006.  The initial term of the agreement is for one year, and may be renewed by Rubbermaid on an annual basis for up to nine additional years, subject to satisfaction of modest performance benchmarks and other conditions.  Under this agreement, Rubbermaid will, at its cost, put together a national sales force to market the Fidelity 100 Monitor System, and will also advertise and otherwise vigorously promote these products in medical literature, at trade shows, and through other mechanisms as set forth in the agreement.  This marketing arrangement may be extended to international sales or other parties upon the mutual consent of both parties.  In compensation for these services, Rubbermaid will receive 35% of net product sales, as defined in the agreement.  Signalife will, in turn, handle all product manufacturing, fulfillment and product servicing functions.

We are also completing development of an ambulatory Holter device (the “Signalife Holter Monitor”), which also operates using our Model 100 Module as its core component, and which will also be marketed in the United States by Rubbermaid. This device acquires, processes, amplifies and stores ECG data relating to arrhythmia and other transient heart disease over a period of 24 to 48 hours while the patient carries out his or her daily activities away from the physicians’ office or hospital.  The signal data can be either stored on a storage chip contained in the device and downloaded by the physician at a later date when the patient returns to the physician’s office, or transmitted to a patient monitoring center that will forward the data or otherwise make it available to the physician over the Internet.  Although we have developed a production version of the Signalife Holter Monitor, we are still conducting physician preference testing studies on selected features of that device, and anticipate that we will make some minor modifications to that design before we commence marketing the product.  We anticipate that we will complete final product modification activities and introduce the final Signalife Holter Monitor to market by the end of the first quarter of fiscal 2007.  In the interim, physicians could use the Model 100 Module contained in the Fidelity 100 Monitor System in out-patient ambulatory settings should they choose to do so, although it would not have all of the features we would otherwise suggest for out-patient applications.

We are also developing several other products for the heart monitoring market, including an intracardiac monitor, a non-prescription over-the-counter cardiac monitor, and a prescription event recorder.

We are also actively pursuing other marketing alternatives through our internal sales staff.  For example, we have recently entered into a letter of intent with Gold’s Gym International, Inc. to conduct a pilot program in which patrons of the gym at selected facilities will be tested using Signalife’s Fidelity 100 Monitor System in order to detect and identify cardiovascular disease that could be triggered or exacerbated by exercise programs.  As part of the program, a set of test protocols and procedures will be developed to address cardiac risks inherent to exercise.  If the program is successful, the parties will explore the expansion of the program to most of Gold’s gyms as well as other national fitness facilities.

Concurrent with the Gold’s gym project, we are also participating in the Athletes For Life program which will focus on developing protocols to test professional and amateur athletes for cardiovascular disease and abnormalities as part of their regular training regime, and will also promote testing for impoverished communities where early detection of cardiovascular disease simply does not exist. A large number of high-profile athletes have indicated their desire both in participating in this program given the high incidence of cardiovascular abnormalities associated with athletes involved in professional sports and track and field; and also sponsoring the community outreach portion of the program given their desire to promote community fitness and cardiovascular testing in the general community.

As of January 4, 2007, we had issued and outstanding or accrued for issuance a total of: (1) 42,676,277 shares of common stock; (2) 97,909 shares of series ’A’ convertible preferred stock, plus an additional 33,322 unissued series ’A’ preferred shares accrued for issuance as dividends through September 30, 2006; and (3) stock purchase options and warrants entitling the holders to purchase up to 10,493,167 and 179,292 shares of common stock and series ’A’ convertible preferred stock, respectively, at weighted average exercise prices of $2.35 and $3.60 per share, respectively.  We sometimes refer to our common stock and our series ’A’

convertible preferred stock in this prospectus as our “common shares” and “series ’A’ preferred shares”, respectively.

Our corporate offices are located at 531 South Main Street, Suite 301, Greenville, South Carolina 29601.  Our telephone number is (864) 233-2300.

The Offering

This prospectus relates to the offer and sale by some of our shareholders during the period in which the registration statement containing this prospectus is effective of up to 10,434,672 common shares consisting of up to:

•

5,933,219 currently issued and outstanding common shares; and

•

4,501,453 common shares issuable by the company upon the prospective exercise of currently issued and outstanding securities purchase warrants (and the subsequent exercise or conversion of the underlying securities) at the election of the holder of those warrants.

The outstanding common shares offered under this prospectus may be sold by the selling shareholders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer.  Information regarding the selling shareholders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Shareholders”, “Registration Rights” and “Plan of Distribution”. We will not receive any of the proceeds from those sales.  Should the selling shareholders in their discretion exercise any of the common share purchase warrants underlying the common shares offered under this prospectus, we would, however, receive the exercise price for those warrants.  The registration of common shares pursuant to this prospectus does not necessarily mean that any of those shares will ultimately be offered or sold by the selling shareholders, or that any of the common share purchase warrants underlying the common shares offered under this prospectus will be exercised.

The common shares offered for sale under this prospectus include a total of 277,419 previously unregistered common shares held by Nite Capital, LP, Otago Partners, LLC, and Landmark Charity Foundation, and 110,968 common shares issuable to those investors upon exercise of common stock purchase warrants granted to those investors.  The aforesaid securities were issued to those investors as part of a private placement of our securities to six accredited investors that closed on October 31, 2006 pursuant to which we raised gross proceeds of $2,930,000.  The common shares offered for sale under this prospectus also include 38,839 common shares issuable to Maxim Group, LLC, upon the exercise of unit purchase warrants (and the subsequent exercise or conversion of the underlying common share purchase warrants) granted to it as placement agent for the above private placement.  For more complete information as to the aforesaid private placement, see those sections of this prospectus captioned “Management’s Discussion And Analysis Of Financial Condition And Results of Operations—Liquidity And Capital Resources” and “Registration Rights”.  The common shares offered for sale under this prospectus also include 300,000 common shares issuable to Maxim Group, LLC, upon exercise of stock purchase warrants granted to it for acting as Signalife’s investment advisor pursuant to an agreement dated June 14, 2006.

Also included in this prospectus are a total of 8,055,800 previously-registered common shares consisting of (1) 1,562,500 common shares originally sold to an accredited investor, Trellus Partners, LP, pursuant to a private placement to that investor on March 31, 2005, (2) 1,500,000 additional common shares issuable upon the exercise of common share purchase warrants sold to Trellus Partners, LP as part of that private placement; (3) 937,500 common shares originally sold to four affiliated accredited investors, Lagunitas Partners LP, Gruber & McBaine International, Jon D. and Linda W. Gruber, and J. Patterson McBaine, pursuant to a private placement to those investors on April 8, 2005; (4) 900,000 additional common shares issuable upon the exercise of common share purchase warrants sold to those investors as part of that private placement; and (5) 3,155,800 common shares held by ARC Finance Group, LLC, a founding shareholder of the company.  For more complete information as to the foregoing private placement, see those sections of this prospectus captioned “Management’s Discussion And Analysis Of Financial Condition And Results of Operations—Liquidity And Capital Resources” and “Registration Rights”.  The aforesaid common shares included in this prospectus were previously registered with the SEC pursuant to a registration statement on form SB-2 (SEC File No. 333-126220) filed with the SEC on June 14, 2005 and declared effective by the SEC on July 22, 2005.  The registration containing this prospectus acts as a post-effective amendment with respect to that registration statement in order to attain that end.

Also included in this prospectus are a total of (1) 275,000 previously-registered common shares issuable upon the exercise of common share purchase warrants originally issued to an accredited investor, DKR SoundShore Oasis Holding Fund Ltd., pursuant to a private placement of a debenture to that investor on December 29, 2004; and (2) an additional pool of 275,000 previously-registered common shares held in reserve to cover the prospective payment by the company in the form of common shares of interest, penalties and/or damages that may accrue under those warrants.  For more complete information as to this transaction, see those sections of this prospectus captioned “Management’s Discussion And Analysis Of Financial Condition And Results of Operations—Liquidity And Capital Resources” and “Registration Rights”.  The aforesaid common shares included in this prospectus were previously registered with the SEC pursuant to a registration statement on form SB-2 (pre-effective amendment no. 5) (SEC File No.  333-122296) filed with the SEC on February 10, 2005 and declared effective by the SEC on February 14, 2005.  The registration containing this prospectus acts as a post-effective amendment with respect to that registration statement in order to attain that end.

Included in this prospectus are a total of 1,112,157 previously-registered common shares consisting of (1) 843,218 previously-registered common shares issuable upon the exercise of class ’A’ common share purchase warrants originally sold to 101 accredited investors pursuant to a private placement to those investors effected through Maxim, as placement agent, which closed on October 2, 2003; and (2) additional 268,939 previously-registered common shares issuable upon the exercise of placement agents’ unit purchase warrants granted to Maxim as compensation for acting as placement agent, and the conversion or exercise of underlying series ’A’ convertible preferred stock and common share purchase warrants.  For more complete information as to this transaction, see those sections of this prospectus captioned “Management’s Discussion And Analysis Of Financial Condition And Results of Operations—Liquidity And Capital Resources” and “Registration Rights”.  The aforesaid common shares included in this prospectus were previously registered with the SEC pursuant to a registration statement on form SB-2 (pre-effective amendment no. 5) (SEC File No. 333-111683) filed with the SEC on November 4, 2004 and declared effective by the SEC on November 10, 2004.  The registration containing this prospectus acts as a post-effective amendment with respect to that registration statement in order to attain that end.

Summary Financial Data

The following tables summarize the statements of operations and balance sheet data for our company for the periods or as of the dates indicated, respectively:

	Nine Months Ended September 30,		Years Ended December 31,
Statement of Operations Data	2006	2005	2005	2004
	(unaudited)	(unaudited)
Exclusivity fee income	$ 1,000,000	$ —	$ —	$ —
Research and development expenses	$ (692,388)	$ (1,197,597)	$ (1,328,482)	$ (1,663,362)
General and administrative expenses	$ (7,441,667)	$ (4,955,336)	$ (6,224,105)	$ (5,052,580)
Interest income	$ 91,191	$ 49,318	$ 92,908	$ 53,820
Interest expense, including amortization of debt discount	$ —	$ (1,292,463)	$ (1,292,715)	$ (15,175)
Change in fair value of warrant liability	$ —	$ 318,000	$ 318,000	$ (130,430)
Warrant repricing and other financing cost	$ —	$ (226,294)	$ (226,294)	$ (158,516)
Net loss	$ (7,042,864)	$ (7,304,372)	$ (8,660,688)	$ (6,966,243)
Basic and diluted loss per share attributable to common stockholders	$ (0.18)	$ (0.20)	$ (0.23)	$ (0.22)
Weighted average shares outstanding, basic and diluted	38,950,260	36,889,282	37,298,692	33,632,117

Balance Sheet Data:		September 30, 2006		December 31, 2005
(unaudited)
Current assets		$ 3,002,744		$ 4,947,621
Total assets		$ 3,818,327		$ 5,651,377
Current liabilities		$ 1,692,326		$ 253,923
Total liabilities		$ 1,692,326		$ 253,923
Total stockholders’ equity		$ 2,126,001		$ 5,397,454
Total liabilities and stockholders’ equity		$ 3,818,327		$ 5,651,377

RISK FACTORS

An investment in our common shares involves a high degree of risk and is subject to many uncertainties.  These risks and uncertainties may adversely affect our business, operating results and financial condition. In such an event, the trading price for our common shares could decline substantially, and you could lose all or part of your investment.  In order to attain an appreciation for these risks and uncertainties, you should read this prospectus in its entirety and consider all of the information and advisements contained in this prospectus, including the following risk factors and uncertainties.

Risks Relating To Our Business

Our limited operating history will make it difficult for you to predict our future operating results and to otherwise assess or predict the likelihood of our business success.

To date, we are a development stage company principally engaged in research and development, organizational and startup activities which has only recently introduced our first heart monitoring product, the Fidelity 100 Monitor System, to market in March 2006.  Our limited operating history will make it difficult, if not impossible, to predict future operating results and to assess the likelihood of our business success in considering an investment in our company.  Risks and issues inherent in the establishment and expansion of a new business enterprise which we face include, among others, problems of entering new markets, marketing new technologies, hiring and training personnel, acquiring reliable facilities and equipment, and implementing operational controls.  As a development stage company, we are also subject to risks and or levels of risk that are often greater than those encountered by companies with established operations and relationships.  Development stage companies often require significant capital from sources other than operations.  Since we are a start-up business, our management and employees will shoulder the burdens of the business operations and a workload associated with company growth and capitalization that is disproportionately greater than that for an established business.  We cannot give you any assurance that we will successfully address these risks.  Our prospects must be considered speculative, which may limit our ability to encourage further investment in our company.

We have nominal sales revenues to date and have accumulated losses since our inception.  Our continued inability to generate revenues and profits could cause us to go out of business.

We have incurred cumulative net losses before preferred dividends available to common shareholders in the amount of $28,279,799 (unaudited) from our inception through September 30, 2006.  We have only recently introduced our first heart monitoring product, the Fidelity 100 Monitor System, to market in March 2006, and received our first sales revenues from the sale of those products in the fourth quarter of fiscal 2006.  We project that we will not be cash flow positive based solely on projected sales and service revenues less manufacturing, general and administrative, marketing expenses and other operating costs for an indefinite period of time.  We anticipate that we will continue to incur substantial operating losses for the foreseeable future, notwithstanding any anticipated revenues we may receive in the near future.

If we are unable to raise additional working capital, we will be unable to fully fund our operations and to otherwise execute our business plan, leading to the reduction or suspension of our operations and ultimately our going out of business.

As noted in the prior risk factor, we commenced commercial marketing of our first heart monitoring product, the Fidelity 100 Monitor System, in March 2006, and further anticipate that after such introduction we will continue to be cash flow negative due to our anticipated costs exceeding our anticipated revenues for an indefinite period of time.  We believe that our currently available working capital will be sufficient to continue our business for at least the next twelve months.  Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, such as through an acquisition of new products, the depletion of our working capital would be accelerated.  To the extent it becomes necessary to raise additional cash in the future as our current cash and working capital resources are depleted, we will seek to raise it through the public or private sale of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing.  We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities.  We currently do not have any binding commitments for, or readily available sources of, additional financing.  We cannot give you any assurance that we will be able to secure the additional cash or working capital we may require to continue our operations.

Even if we are able to raise additional financing, we might not be able to obtain it on terms that are not unduly expensive or burdensome to the company or disadvantageous to our existing shareholders.

Even if we are able to raise additional cash or working capital through the public or private sale of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or the satisfaction of indebtedness without any cash outlay through the private issuance of debt or equity securities, the terms of such transactions may be unduly expensive or burdensome to the company or disadvantageous to our existing shareholders.  For example, we may be forced to sell or issue our securities at significant discounts to market, or pursuant to onerous terms and conditions, including the issuance of preferred stock with disadvantageous dividend, voting or veto, board membership, conversion, redemption or liquidation provisions; the issuance of convertible debt with disadvantageous interest rates and conversion features; the issuance of warrants with cashless exercise features; the issuance of securities with anti-dilution provisions; and the grant of registration rights with significant penalties for the failure to quickly register.  If we raise debt financing, we may be required to secure the financing with all of our business assets, which could be sold or retained by the creditor should we default in our payment obligations.  We also might be required to sell or license our products or technologies under disadvantageous circumstances we would not otherwise consider, including granting licenses with low royalty rates and exclusivity provisions.

Our products are highly regulated. We will not be able to introduce our products to market if we cannot obtain the necessary regulatory approvals.  If we are unable to obtain regulatory approvals for our products in selected key markets at all or in a timely manner, we will not be able to grow as quickly as expected, and the loss of anticipated revenues will also reduce our ability to fully fund our operations and to otherwise execute our business plan.  Our failure to receive the regulatory approvals in the United States would likely cause us to go out of business.

The manufacture, sale, promotion and marketing of our heart monitoring products and other products we intend to develop are subject to regulation by the Food and Drug Administration (“FDA”) and similar government regulatory bodies in other countries.  As we develop or obtain new products we will be required to determine what regulatory requirements, if any, we must comply with in order to market and sell our products in the United States and worldwide.  The process of obtaining regulatory approval could take years and be very costly, if approval can be obtained at all.  If we fail to comply with these requirements, we could be subjected to enforcement actions such as an injunction to stop us from marketing the product at issue or a possible seizure of our assets.  We intend to work diligently to assure compliance with all applicable regulations that impact our business.  We can give you no assurance, however, that we will be able to obtain regulatory approval for all of our products.  We also cannot assure you that additional regulations will not be enacted in the future that would be costly or difficult to satisfy.

Because we are not diversified, we are subject to a greater risk of going out of business should our single proposed product line fail.

The only business opportunities we are presently pursuing are the heart monitoring or ECG market and, later, using the same technology, the neurological brain scan or EEG market.  Unlike many established companies that are diversified, we do not presently have other businesses, properties, investments or other income producing assets upon which we could rely upon should our single product line fail, thereby increasing the risk of our going out of business.

Many of our customers will rely upon third party reimbursements from third party payors to cover all or a portion of the cost of our products.  If third party payors do not provide reimbursement for our products, we will not be able to grow as quickly as expected, and the loss of anticipated revenues will also reduce our ability to fully fund our operations and to otherwise execute our business plan.

We intend to sell our heart monitoring products to individual patients and doctors, hospitals and clinics who will seek reimbursement from various third party payors, including government health programs, private health insurance plans, managed care organizations and other similar programs.  We can give you no assurance that reimbursement will be available from third party payors at all, or for more than a nominal portion of the cost of our products.

We are partially dependent upon Rubbermaid in providing our United States marketing and sales functions. Should Rubbermaid’s performance be unsatisfactory, we may not be able to replace it given the co exclusive nature of its rights to perform marketing and sales functions within the United States.  If either Signalife or Rubbermaid terminate the agreement, we would then need to develop or procure other marketing and distribution channels within the United States, which would cause delays or interruptions in our product supply and result in the loss of significant sales or customers.

In March 2006, we signed an agreement with Rubbermaid, Inc. to act as our co-exclusive (together with the company) sales and marketing agent within the United States for up to ten years for our Fidelity 100 Monitor System and our first Signalife Holter Monitor.  As a consequence, our ability to effectively market and distribute these products will be dependent in part upon Rubbermaid’s strength and financial condition, its expertise and relationships with customers, and its interest in selling and marketing our products.  Although there are performance conditions in the governing agreement, they are relatively low and easy for Rubbermaid to attain, and we would not generally be able to terminate the agreement due to lesser-than-expected performance by Rubbermaid.  If our relationships with Rubbermaid were to terminate, we would need to either develop alternative relationships or develop our own internal sales and marketing forces to continue to sell our products.  In such an event, these efforts would require significant cash and other resources that would be diverted from other uses, if available at all, and could cause delays or interruptions in our product supply to customers, which could result in the loss of significant sales or customers.

We intend to rely upon the third-party FDA-approved manufacturers or suppliers to manufacture our heart monitoring products.  Should these manufacturers fail to perform as expected, we will need to develop or procure other manufacturing sources, which would cause delays or interruptions in our product supply and result in the loss of significant sales and customers.

We currently have no internal manufacturing capability, and will rely extensively on FDA-approved licensees, strategic partners or third party contract manufacturers or suppliers.  We have recently entered into a contract manufacturing agreement with a private-label manufacturer to manufacture our Model 100 Monitors and package our Model 100 Monitor System.  We cannot give you any assurance that this contract manufacturer or any other contract manufacturer or supplier we procure will be able to supply our product in a timely or cost effective manner or in accordance with applicable regulatory requirements or our specifications.  Further, should we be forced to manufacture our products, we cannot give you any assurance that we will be able to develop an internal manufacturing capability or procure third party suppliers.

We are dependent for our success on a few key executive officers.  Were we to lose one or more of these key executive officers, we would be forced to expend significant time and money in the pursuit of a replacement, which would result in both a delay in the implementation of our business plan and the diversion of working capital.

Our success depends to a critical extent on the continued efforts of services of our executive management team comprised of Ms. Pamela M. Bunes, our Chief Executive Officer and President, and Dr. Budimir S. Drakulic, our Vice President and Chief Technology Officer.  Were we to lose one or more of these key executive officers, we would be forced to expend significant time and money in the pursuit of a replacement, which would result in both a delay in the implementation of our business plan and the diversion of working capital.  Ms. Bunes is currently employed pursuant to five-year employment agreements, while Dr. Drakulic is employed as a consultant under a loan-out agreement through June 26, 2016.  None of these agreements will preclude any of these key officers from leaving the company.  We currently maintain key man life insurance policies in the amount $3 million with respect to Dr. Drakulic which will assist us in recouping some of our costs in the event of the death of that officer.

Our inability to protect our intellectual property rights could allow competitors to use our property rights and technologies in competition against our company, which would reduce our sales.  In such an event we would not be able to grow as quickly as expected, and the loss of anticipated revenues will also reduce our ability to fully fund our operations and to otherwise execute our business plan.

We rely on a combination of patent, patent pending, copyright, trademark and trade secret laws, proprietary rights agreements and non-disclosure agreements to protect our intellectual properties.  We cannot give you any assurance that these measures will prove to be effective in protecting our intellectual properties.  We also cannot give you any assurance that our existing patents will not be invalidated, that any patents that we currently or prospectively apply for will be granted, or that any of these patents will ultimately provide significant commercial benefits.  Further, competing companies may circumvent any patents that we may hold by developing products which closely emulate but do not infringe our patents.  While we intend to seek patent protection for our products in selected foreign countries, those patents may not receive the same degree of protection as they would in the United States.  We can give you no assurance that we will be able to successfully defend our patents and proprietary rights in any action we may file for patent infringement.  Similarly, we cannot give you any assurance that we will not be required to defend against litigation involving the patents or proprietary rights of others, or that we will be able to obtain licenses for these rights.  Legal and accounting costs relating to prosecuting or defending patent infringement litigation may be substantial.

We also rely on proprietary designs, technologies, processes and know-how not eligible for patent protection.  We cannot give you any assurance that our competitors will not independently develop the same or superior designs, technologies, processes and know-how.

While we have and will continue to enter into proprietary rights agreements with our employees and third parties giving us proprietary rights to certain technology developed by those employees or parties while engaged by our company, we can give you no assurance that courts of competent jurisdiction will enforce those agreements.

Risks Relating To An Investment In Our Securities

Our common shares are sporadically or “thinly” traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares

Our common shares have historically been sporadically or “thinly” traded, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven development stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without a material reduction in share price.  We cannot give you any assurance that a broader or more active public trading market for our common shares will develop or be sustained, or that current trading levels will be sustained.  Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

The market price for our common shares is particularly volatile given our status as a relatively unknown development stage company with a small and thinly-traded public float, limited operating history, nominal revenues and lack of profits to date for our newly introduced products, which could lead to wide fluctuations in our share price.  The price at which you purchase our common shares may not be indicative of the price that will prevail in the trading market.  You may be unable to sell your common shares at or above your purchase price, which may result in substantial losses to you.  The volatility in our common share price may subject us to securities litigation.

The market for our common shares is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future.  The volatility in our share price is attributable to a number of factors.  First, we have relatively few common shares outstanding in the “public float” since most of our shares are held by a small number of shareholders.  In addition, as noted above, our common shares are sporadically or thinly traded.  As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction.  The price for our shares could, for example, decline precipitously in the event that a large number of our common shares are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without a material reduction in share price.  Secondly, we are a speculative or “risky” investment due to our limited operating history, nominal revenues and lack of profits to date, and uncertainty of future market acceptance for our products.  As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer.  Additionally, in the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities.  We may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The following factors may add to the volatility in the price of our common shares:  actual or anticipated variations in our quarterly or annual operating results;  acceptance of our products and services as viable security and technology solutions; government regulations, announcements of significant acquisitions, strategic partnerships or joint ventures; our capital commitments; and additions or departures of our key personnel.  Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance.  We cannot make any predictions or projections as to what the prevailing market price for our common shares will be at any time, including as to whether our common shares will sustain their current market prices, or as to what effect that the sale of shares or the availability of common shares for sale at any time will have on the prevailing market price.

Since a single shareholder currently beneficially owns the majority of our outstanding common shares, that single shareholder will retain the ability to control our management and the outcome of corporate actions requiring shareholder approval notwithstanding the overall opposition of our other shareholders.  This concentration of ownership could discourage or prevent a potential takeover of our company that might otherwise result in you receiving a premium over the market price for your common shares.

ARC Finance Group, LLC, which is owned and controlled by Ms. Tracey Hampton, owns a majority of our outstanding common shares and voting securities.  As a consequence of its controlling stock ownership position, ARC Finance Group retains the ability to elect a majority of our board of directors or to remove any director, and thereby controls our management.  ARC Finance Group also has the ability to control the outcome of corporate actions requiring shareholder approval, including mergers and other changes of corporate control, going private transactions, and other extraordinary transactions.  ARC Finance Group actively evaluates potential modifications to our board of directors and management, and could make such modifications—or wholesale changes—at any time if deemed to be in the company’s best interest.

The sale of a large amount of common shares held by our shareholders or our executive officers or directors, or the perception that such sales could occur, could substantially depress the prevailing market prices for our shares.

In addition to the shares being sold under this prospectus, there are a substantial number of common shares either currently outstanding or acquirable upon exercise of common share purchase options or warrants that may be freely sold on the public markets.  Specifically, we have previously registered under a form S-8 registration statement (1) approximately 3,800,000 common shares issuable upon the exercise of common share purchase options previously granted to selected officers, directors, consultants and advisors under our 2002 Stock Plan, and (2) approximately 5,800,000 shares reserved for prospective issuance to selected officers, directors, employees, consultants and advisors under our 2006 Omnibus Equity Compensation Plan.  We have also registered for sale a large number of shares previously purchased by investors, and/or acquirable by investors upon their exercise of previously granted common share purchase warrants.  We have also registered for sale 3,500,000 common shares held by our controlling shareholder, ARC Finance Group, LLC, to provide it with a mechanism to sell such shares on the public market should it decide to do so in view of its apparent ineligibility to sell those shares under the Rule 144 safe harbor under current SEC interpretations.  We understand that ARC Finance Group has continuously sold and plans to continue to sell shares under that registration statement, both directly under 10b-5 plans it has established or indirectly through independent trustees under blind trusts it has established, and believe that a large number of these shares remain available for sale.  A large number of our shares, both registered and unregistered, may also be sold under available resale exemptions under the federal securities laws, including Rule 144 (albeit subject to volume limitations in the case of shares held by affiliates or restricted stock held for less than two years).  We anticipate that a substantial number of the aforesaid registered and unregistered shares, whether currently held or acquired in the future by way of grant or exercise of common share purchase options or warrants, will be sold on the public markets for a number of reasons, including the need to satisfy income tax liabilities, the need to cover the purchase price of option and warrant exercises, or decisions predicated on market conditions.

A large number of common shares are issuable upon conversion of our series ’A’ preferred shares or the exercise of outstanding common share purchase options or warrants.  The conversion or exercise of these securities could result in the substantial dilution of your investment in terms of your percentage ownership in the company as well as the book value of your common shares.  The sale of a large amount of common shares received upon the conversion or exercise of these securities on the public market to finance the exercise price or to pay associated income taxes, or the perception that such sales could occur, could substantially depress the prevailing market prices for our shares.

There are currently outstanding as of January 4, 2007, (1) 97,909 series ’A’ preferred shares (plus an additional 33,322 unissued series ‘A’ preferred shares accrued as dividends for issuance through September 30, 2006), each convertible into one common share at the conversion rate of $3 per share, and (2) share purchase options and warrants entitling the holders to purchase 10,493,167 and 179,292 common shares and series ‘A’ preferred shares, respectively, at weighted average exercise prices of $2.36 and $3.60 per share, respectively.  Included in these share purchase options are a large number granted to directors, officers, employees and consultants that are subject to vesting conditions.  In the event of the conversion or exercise of these securities, you could suffer substantial dilution of your investment in terms of your percentage ownership in the company as well as the book value of your common shares.  In addition, the holders of the common share purchase options or warrants may sell common shares in tandem with their exercise of those options or warrants to finance that exercise, or may resell the shares purchased in order to cover any income tax liabilities that may arise from their conversion or exercise of these securities.

Our issuance of additional common shares or preferred shares, or options or warrants to purchase those shares, would dilute your proportionate ownership and voting rights.  Our issuance of additional preferred shares, or options or warrants to purchase those shares, could negatively impact the value of your investment in our common shares as the result of preferential voting rights or veto powers, dividend rights, disproportionate rights to appoint directors to our board, conversion rights, redemption rights and liquidation provisions granted to the preferred shareholders, including the grant of rights that could discourage or prevent the distribution of dividends to you, or prevent the sale of our assets or a potential takeover of our company that might otherwise result in you receiving a distribution or a premium over the market price for your common shares.

We are entitled under our certificate of incorporation to issue up to 100,000,000 common and 10,000,000 “blank check” preferred shares.  After taking into consideration our common and series ’A’ preferred shares outstanding or accrued for issuance as of January 4, 2007, we will be entitled to issue up to 57,323,723 additional common shares and 9,868,768 additional preferred shares.  Our board may generally issue those common and preferred shares, or options or warrants to purchase those shares, without further approval by our shareholders based upon such factors as our board of directors may deem relevant at that time.  Any preferred shares we may issues shall have such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board, including preferential dividend rights, voting rights, conversion rights, redemption rights and liquidation provisions.  It is likely that we will be required to issue a large amount of additional securities to raise capital to further our development and marketing plans.  It is also likely that we will be required to issue a large amount of additional securities to directors, officers, employees and consultants as compensatory grants in connection with their services, both in the form of stand-alone grants or under our various stock plans.  We cannot give you any assurance that we will not issue additional common or preferred shares, or options or warrants to purchase those shares, under circumstances we may deem appropriate at the time.

We are subject to the Delaware Business Combination Act, which could discourage or prevent a potential takeover of our company that might otherwise result in you receiving a premium over the market price for your common shares.

As a Delaware corporation, we are subject to the Delaware Business Combination Act which precludes a shareholder who owns 15% or more of our shares from entering into a “business combination” involving our company for a period of three years, unless (1) our board of directors approves the combination before the shareholder acquires the 15% interest; (2) the interested shareholder acquires at least 85% of our shares as part of the transaction in which he acquired the initial 15%, excluding shares owned by our officers who are also directors and voting stock held by employee benefit plans; or (3) the combination is approved by a majority vote of our board of directors and two-thirds vote of our other shareholders at a duly called shareholders’ meeting.  A “business combination” is defined as (1) a merger or consolidation requiring shareholder approval, (2) the sale, lease, pledge, or other disposition of our assets, including by dissolution, having at least 50% of the entire asset value of our company, or (3) a proposed tender or exchange offer of 50% or more of our voting stock.

The elimination of monetary liability against our directors, officers and employees under our certificate of incorporation and the existence of indemnification rights to our directors, officers and employees may result in substantial expenditures by our company and may discourage lawsuits against our directors, officers and employees.

Our certificate of incorporation contains provisions which eliminate the liability of our directors for monetary damages to our company and shareholders to the maximum extent permitted under Delaware corporate law.  Our bylaws also require us to indemnify our directors to the maximum extent permitted by Delaware corporate law.  We may also have contractual indemnification obligations under our agreements with our directors, officers and employees.  The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup.  These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees even though such actions, if successful, might otherwise benefit our company and shareholders.

FORWARD-LOOKING STATEMENTS

In this prospectus we make a number of statements, referred to as “forward-looking statements”, which are intended to convey our expectations or predictions regarding the occurrence of possible future events or the existence of trends and factors that may impact our future plans and operating results.  These forward-looking statements are derived, in part, from various assumptions and analyses we have made in the context of our current business plan and information currently available to us and in light of our experience and perceptions of historical trends, current conditions and expected future developments and other factors we believe to be appropriate in the circumstances.  You can generally identify forward-looking statements through words and phrases such as “seek”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “budget”, “project”, “may be”, “may continue”, “may likely result”, and similar expressions.  When reading any forward looking statement you should remain mindful that actual results or developments may vary substantially from those expected as expressed in or implied by that statement for a number of reasons or factors, such as those relating to:  (1) the success of our research and development activities, the development of a viable commercial production model, and the speed with which regulatory authorizations and product launches may be achieved; (2) whether or not a market for our products develops and, if a market develops, the pace at which it develops; (3) our ability to successfully sell our products if a market develops; (4) our ability to attract the qualified personnel to implement our growth strategies; (5) our ability to develop sales, marketing and distribution capabilities;

(6) our ability to obtain reimbursement from third party payers for the products that we sell; (7) the accuracy of our estimates and projections; (8) our ability to fund our short-term and long-term financing needs; (9) changes in our business plan and corporate strategies; and other risks and uncertainties discussed in greater detail in the sections of this prospectus, including those captioned “Risk Factors” and “Management’s Discussion And Analysis Of Financial Condition And Results Of Operations”.

Each forward-looking statement should be read in context with, and with an understanding of, the various other disclosures concerning our company and our business made elsewhere in this prospectus as well as other public reports filed with the United States Securities and Exchange Commission (the “SEC”).  You should not place undue reliance on any forward-looking statement as a prediction of actual results or developments.  We are not obligated to update or revise any forward-looking statement contained in this prospectus to reflect new events or circumstances unless and to the extent required by applicable law.

USE OF PROCEEDS

The proceeds from the sale of the common shares to be sold under this prospectus will be retained by the selling shareholders, and will not be paid or remitted or otherwise made available to our company.

Included in the common shares offered for sale under this prospectus, are 4,501,453 common shares issuable upon the exercise of common share purchase warrants and placement agents’ unit purchase warrants (including the subsequent exercise or conversion of the underlying common share purchase warrants). A large number of these warrants contain cashless exercise provisions.  In the event that the selling shareholders exercise any or all of these warrants for cash, we would be entitled to such cash proceeds.

BUSINESS

Overview

Signalife is a development stage medical device company focused on researching, developing and marketing medical devices which monitor and measure physiological signals in order to detect diseases that impact an individual’s health.  Physiological signals are small bioelectrical signals generated by the body. Our initial product is a patient module used as part of a heart monitor system to acquire, amplify and process physiological signals associated with a patient’s cardiovascular system.  Heart monitor systems are used, among other things, by heart specialists known as cardiologists to collect physiological data for electrocardiogram or “ECG” tests for the purpose of detecting and identifying cardiovascular disease.  Our patient module operates using a proprietary and patented “amplification” technology which provides the capability to enlarge and process the physiological signals to discriminate them from ambient or background electromagnetic noise and to facilitate the examination of the signal data for diagnostic purposes.

Our corporate offices are located at 531 South Main Street, Suite 301,Greenville, South Carolina 29601.  Our telephone number is (864) 233-2300.

Our common shares are currently quoted on the American Stock Exchange or “AMEX” under the symbol “SGN.”

Recent Corporate History

Signalife was originally incorporated in Delaware on January 19, 1987 under the name Mt. Olympus Enterprises Inc. Since our formation, we changed our name to Recom Managed Systems, Inc. on November 6, 1998, and then to Signalife, Inc. on November 2, 2005.

Prior to September 19, 2002, we were an inactive corporate shell.  On September 19, 2002, we acquired certain know how, trade secrets and other proprietary intellectual property rights relating to the development of a physiological signal amplification equipment and technology, referred to in this prospectus as the “Signal Technologies”, from ARC Finance Group, LLC (“ARC Finance Group”), our parent corporation, in exchange for 23,400,000 common shares (7,800,000 shares pre-split).  The shares represented approximately 85% of our issued and outstanding common shares.  We valued the Signal Technologies at $78,023 for financial accounting purposes, reflecting ARC Finance Group’s cost to acquire the Signal Technologies from Dr. Budimir S. Drakulic as discussed below.  The terms of the acquisition were determined by the parties on an arms-length negotiated basis. No independent valuation was sought from a business/technology appraiser or other third party due to financial constraints.  There was no relationship between Signalife, including our officers, directors and shareholders, and ARC Finance Group, including its officers, directors and shareholders, prior to our acquisition of the Signal Technologies from ARC Finance Group.  No finder’s fees or other forms of consideration were paid by Signalife or ARC Finance Group or our respective officers, directors or shareholders in connection with our acquisition of the Signal Technologies.

The principal component of the Signal Technologies is a patented “amplification” technology which was originally invented by our Vice President and Chief Technology Officer, Dr. Budimir S. Drakulic.  The underlying patent covers methods of discriminating different biomedical signals from ambient electromagnetic noise.  Also included in the Signal Technologies was an assignment of a license agreement dated December 9, 1993 between Dr. Drakulic and Teledyne Electronic Technologies (“Teledyne”) pursuant to which Dr. Drakulic granted a limited license to that company to manufacture EEG monitor products based upon an early version of the amplification technology.  This early version amplifier is also currently used by the National Institute of Health as well as companies such as Titan Systems and Teledyne, Inc. for purposes of monitoring different physiological signals.  This license agreement specified that Dr. Drakulic retained ownership of the original patent and underlying technology and the right to use technology to develop new products as long as they would not infringe on Teledyne’s licensed products. Dr. Drakulic has since received a letter from Teledyne acknowledging that the use of the technology for our proposed heart monitor systems does not infringe on Teledyne’s licensed products.  Concurrent with our acquisition of the Signal Technologies, we obtained Dr. Drakulic’s services as our Vice President and Chief Technology Officer to lead our product development efforts.

ARC Finance Group is a Delaware limited liability company formed in May 2002 which is owned and controlled by Ms. Tracy Hampton.  In or about May 2002, ARC Finance Group entered into an understanding with Dr. Drakulic pursuant to which it would fund informal proof-of-concept activities and product development costs to be incurred by Dr. Drakulic in order to establish to the satisfaction of ARC Finance Group the potential of the “Signal Technologies” for ECG applications, and would also pay other expenses of Dr. Drakulic, in exchange for the rights to acquire and market the Signal Technologies.  Pursuant to that understanding, ARC Finance Group funded these activities and costs in the amount of $78,023 during the summer of 2002, and acquired the Signal Technologies from Dr. Drakulic when it became satisfied that the Signal Technologies could be applied for ECG applications.  Following its acquisition of the Signal Technologies, ARC Finance Group sought a third-party company to license or acquire the Signal Technologies for its commercial development, leading to our acquisition of the Signal Technologies from ARC Finance Group.  Since that acquisition, ARC Finance Group has remained a holding company for a passive investment in our company.  ARC Finance Group’s only investment and business activity to date relates to Signalife, ARC Finance Group has no investments other than Signalife, sources of revenue or liabilities, and there is no past or current relationship between ARC Finance Group and Titan Systems or Teledyne Inc.

On April 11, 2003, we completed a three for one forward stock split, resulting in a total of 31,510,848 common shares being outstanding as of that date.

Description Of Heart Monitor Systems And ECGs

A heart monitor system is a system used to monitor and record changes in physiological signals associated with a patient’s cardiovascular system.  Heart monitor systems are used by heart specialists known as cardiologists to collect physiological data for electrocardiogram or “ECG” tests for the purpose of detecting and identifying cardiovascular disease.  An ECG gives the cardiologist important information about the heart.  For example, by examining changes in waveforms from 0.67 Hz to 40 Hz frequency range, a cardiologist can identify irregularities in the heart’s rate and rhythm, known as arrhythmia.  By examining changes in waveforms in the broader 0.05 Hz to 150 Hz frequency range, a cardiologist can identify different types of heart disease, including damage to the heart muscles or tissue resulting from (1) decreased blood flow attributable to the narrowing of the arteries, known as cardiac ischemia, (2) enlargement of the heart resulting from additional effort attributable to the hardening of the heart muscle, known as hypertrophy, and (3) the existence of past or presently occurring heart attacks.

When an ECG test is ordinarily conducted in a clinical setting, the physiological signals from the patient’s heart are displayed through a heart monitor system called a 12-lead ECG, based on acquiring a signal from ten electrodes, one of which is attached to each of the patient’s arms, six to the chest and one to each leg.  The placement of the ten electrodes enables the heart to be examined for different diseases.  Physiological signals generated by the heart are amplified and recorded in the form of a series of waveforms that can be displayed on a screen or printed on paper for interpretation by a cardiologist.  Any irregularity in heart rhythm, damage or stress to the heart muscle will result in a deviation from a normal waveform.

There are three settings under which ECGs are normally taken:  (1) the clinical or “resting” setting where the patient is immobile; (2) the ambulatory setting where the patient is mobile; and (3) the exercise setting where the patient is subjected to physical stress in a controlled environment.  These three types of ECG tests are more fully described as follows:

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ECGs administered in the “clinical” or “resting” setting are generally taken (1) on an annual basis for older patients as part of their annual physical examination; (2) under emergency or exigent circumstances when an individual complains of symptoms typically associated with heart disease such as chest pains, shortness of breath or heart palpitations; or (3) as part of surgeries and medical procedures, such as heart surgery.  Most clinical ECGs are obtained in the resting setting.  In a resting setting, the principal technical issue in interpreting ECG waveforms arise from the existence of ambient or background “noise” emanating from other electromagnetic sources, including (1) signals generated by the other organs, muscles and systems of the body, whether from movement or the performance by those organs of their bodily functions, and (2) signals generated by sources external to the body, such as electronic equipment, lights or engines.  This ambient noise is commonly referred to as an “artifact”.  As previously discussed, cardiologists can identify irregularities in the heart’s rate and rhythm, known as arrhythmia, by examining changes in the 0.67 to 40 Hz frequency range. Because of the relatively large amplitudes of these waveforms in this range, cardiologists can, as a practical matter, easily identify arrhythmia notwithstanding the existence of electromagnetic ambient noise from other sources. However, it is very difficult for cardiologists to distinguish physiological signals from ambient noise in the broader frequency ranges used to identify different types of heart disease, including cardiac ischemia, hypertrophy and the existence of past or presently occurring heart attacks.  The reason for this difficulty is that the physiological signals associated with these other heart diseases are of a much lower amplitude or strength in the lower 0.05 to 0.67 Hz and upper 40 to 150 Hz portions of the frequency range, meaning that they do not stand-out from the ambient noise in these portions and therefore cannot be easily discriminated from that ambient noise.  In order to minimize ambient noise in the clinical setting, ECGs are normally taken in the hospital or physician offices.  Cardiologists instruct the patient to lie in the supine position, being as still as possible while a reading is taken to reduce ambient noise caused by physical movement.  Another method to reduce ambient noise is to reduce the sensitivity of the monitoring equipment, although this alternative results in a loss of signal quality and the ability to read certain signal intricacies.

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ECGs administered in the ambulatory setting are given in an attempt to identify so-called “transient” heart disease—that is, problems that come and go, and that are not apparent when a standard clinical or resting ECG is performed.  Examples of transient heart disease are cardiac ischemia and cardiac hypertrophy.  Additionally, the existence of past or presently occurring heart attacks can escape detection without longer-term monitoring in a physically active or stressful setting.  An ambulatory heart monitor system, commonly known as a “Holter” monitor, allows the patient’s heart to be continuously monitored over a period of hours or days, while the patient carries out his or her daily activities under typical conditions of stress away from the physicians’ office or hospital.  The principal technical limitation in deciphering ECG waveforms in an ambulatory setting is that in many cases, ambulatory heart monitor systems are unable to accurately identify many of the heart conditions they are intended to identify due to their inability to clearly distinguish and discriminate the physiological signals associated with these conditions from electromagnetic ambient noise in the lower and upper portions of the full 0.05 to 150 Hz frequency range.  Therefore, the industry standard for ambulatory recorders is 0.67 to 40 Hz.

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ECGs administered in the exercise or “stress” setting are given while the patient exercises on a treadmill, step machine or exercise cycle to enable the cardiologist to monitor, among other things, the patient’s heart behavior under conditions of physical stress.  Exercise can exacerbate cardiovascular abnormalities that are not present at rest and it can be used to determine the adequacy of cardiac function.  Similar to an ambulatory ECG, this allows the cardiologist to identify different heart disease such as cardiac ischemia and cardiac hypertrophy as well as the existence of past or presently occurring heart attacks that may not be evident under a clinical resting or simple ambulatory ECG test conditions.  Indeed, many physicians administer a stress ECG before proceeding to an ambulatory ECG.  While external sources of ambient noise can be reduced in the clinical setting when exercise ECGs are conducted, high levels of physical activity inherent in exercise ECGs generate higher internal levels of ambient noise due to necessary patient movement.  To address this issue, exercise ECG devices are connected to computers which run sophisticated software to filter and process physiological signals and produce “average” waveforms for interpretation by the cardiologist.  However, the American Heart Association and American College of Cardiology each state that computer processing is not completely reliable because of software limitations in handling noise, the technical limitations of the software algorithms and therefore, cardiologists are advised to look at the raw data and not rely solely upon the results obtained by software processing of original data.

Description of Current Products

The core component of our heart monitoring systems is our battery-operated, digital 12-lead Model 100 Module, a compact device approximately 4 x 3.5 x 1.5 inches in size and 5.5 oz. in weight, that allows a patient’s heart to be continuously monitored over a period of 24 to 48 hours in a variety of settings—both non-ambulatory (stationary) and ambulatory (moving)—such as hospitals, surgeries, clinics, doctors’ offices, exercise and sports medicine clinics and laboratories.  The Model 100 Module contains both our proprietary patented “amplification” technology which acquires, processes and amplifies ECG signals, as well as Bluetooth technology which allows the acquired signals to be wirelessly transmitted to a personal computer for interpretation and storage by the physician.

The production version of our Model 100 Module was originally designed, engineered, fabricated and tested by Battelle Memorial Institute, Health and Life Sciences, pursuant to a research and development services agreement completed by Battelle Memorial Institute in December 2004.  Battelle Memorial Institute is a global science and technology enterprise that designs, develops and commercializes technology and manages laboratories for customers. The pre-production model of our Model 100 Module, which was completed by Battelle Memorial Institute in December 2004, was tested and determined to comply with all applicable performance, safety, environmental and regulatory standards, including the United States Food And Drug Administration (“FDA”)-recognized consensual ANSI/AAMI EC-38 industry standards for ambulatory ECG devices, Federal Communications Commission (“FCC”) requirements for Human Exposure to Radiofrequency (RF), the FDA-recognized consensual industry standards for electromagnetic compatibility for medical devices (EMC), the FDA-recognized IE 60601-1 international safety standard relating to medical electrical equipment, and the FDA's Quality System Regulations.  These testing results also satisfied our obligation under our abbreviated 510(k) submission to have supporting data in our files before marketing the Model 100 Module as part of the Model 100 Monitor System.  The Model 100 Module also complies with ANSI/AAMI EC-11 and EC-13 ECG standards to the extent they relate to non-diagnostic features and alarm functions for stationary (non-ambulatory) ECG devices.

Fidelity 100 Monitor System

We have recently commenced commercial marketing of our first heart monitoring “system” using our Model 100 Module—the Fidelity 100 Monitor System.  This system is an integrated system in which our Model 100 Module collects, processes and amplifies ECG signals from that patient through a set of twelve electrode lead sets provided with the system, and then wirelessly transmits that signal to a nearby personal computer provided with the system.  The signals are then displayed on a computer monitor and can be printed on a printer provided with the system for analysis by the cardiologist.  We received our first sales revenues from this product in the fourth quarter of fiscal 2006.

We principally intend to sell the Fidelity 100 Monitor System as an integrated system containing all of the components—the Model 100 Module, electrode lead sets, and a personal computer with monitor and printer, which could either be in a desk top or laptop configuration.  The Model 100 Module and our proprietary ECG printing software may also be sold separate from the other components to physicians who prefer to use their own personal computers systems. As a result of these variables, the Fidelity 100 Monitor System will be offered in many different configurations.

The Fidelity 100 Monitor System will be principally used for clinical (resting) and in-patient ambulatory applications.  For example, ECG data may be instantaneously acquired, processed, amplified and transmitted to the personal computer for analysis in stationary settings, such as while conducting ECG tests in resting or in-patient ambulatory settings or during surgeries.

Holter Monitor

The Model 100 Module was originally created as an ambulatory Holter device (the “Signalife Holter Monitor”), pursuant to which ECG data relating to arrhythmia and other transient heart disease is acquired, processed, amplified and stored in a computer storage chip contained in the Model 100 Module over a period of 24 to 48 hours while the patient carries out his or her daily activities away from the physicians’ office or hospital.  The signal data can be either stored on a storage chip contained in the device and downloaded by the physician at a later date when the patient returns to the physician’s office, or transmitted to a patient monitoring center that will forward the data or otherwise make it available to the physician over the Internet.  We anticipate that we will commence marketing the Signalife Holter Monitor by the end of first quarter 2007.

Description of Products in Development Stage

Intracardiac Monitor

We have recently completed and successfully tested at the Electrophysiology Laboratories at the Cleveland Clinic Heart Center a proof-of-concept proto-type intracardiac ECG monitor (the “Signalife Intracardiac Monitor”).  This product applies our proprietary physiological signal acquisition and amplification technology to read intracardiac signals procured from intracardiac catheter products.  An intracardiac catheter is a flexible tube that is inserted through a vein in the leg and fed into the heart to withdraw samples of blood, measure pressures within the heart’s chambers or vessels, or inject contrast media.  When used for diagnostic purposes with an intracardiac ECG monitor, the catheter is equipped with electrodes and the catheter data is transmitted to the monitor, which allows the physician to evaluate cardiac function, including arrhythmia, or irregular heartbeat.  These readings are beneficial in that they measure signals directly from the heart, as opposed to signals read from the surface of the body as is typical in the ordinary application of heart monitors.  Our next step in this project is to design, engineer and fabricate a pre-production version of this product, and we are currently formulating budgets and development schedules for this next step.  Given that we intend to focus our immediate corporate efforts during fiscal 2006 on introducing our Fidelity 100 Monitor System and the Signalife Holter Monitor to market, we do not anticipate that we will complete the engineering and fabrication of a pre-production proto-type for the Signalife Intracardiac Monitor until summer 2007 at the earliest.

OTC Cardiac Monitor

We have recently completed and successfully tested in-house a proof-of-concept proto-type non-prescription over-the-counter cardiac monitor (the “Signalife OTC Cardiac Monitor”).  This product incorporates our proprietary physiological signal acquisition and amplification technology to the non-prescription over-the-counter market.  The Signalife OTC Cardiac Monitor is a simple one lead heart monitoring device which can be used as a non-prescription early-detection device by patients who desire to independently monitor their condition.  We anticipate that this product would be sold to consumers through retail outlets such as drug stores, retail pharmacies, and major retail discount chains.  The proof-of-concept proto-type tested is also a pre-production proto-type.  Our next step in this project is to design, engineer and fabricate a production version of this product, and we are currently formulating budgets and development schedules for this next step.  Given that we intend to focus our immediate corporate efforts during fiscal 2006 on introducing our Fidelity 100 Monitor System and the Signalife Holter Monitor to market, we do not anticipate that we will commence efforts to design, engineer and fabricated a pre-production proto-type for the Signalife OTC Cardiac Monitor until the end of fiscal 2006 at the earliest.

Patient Monitoring Centers

Signalife has previously considered in the longer term developing, acquiring or entering into joint venture, licensing or other collaborative arrangements with patient monitoring centers that would work in conjunction with our products and with certain monitoring capabilities which we have internally established.  Signalife’s involvement with patient monitoring centers would enable us to receive a continuous stream of revenues from monitoring devices we sell, which would allow us to substantially enhance our revenues over the initial sale of those devices.

Patient monitoring centers are typically used in ambulatory settings, where a patient wears a Holter monitor or an event recorder over an extended period of time while performing his or her daily activities away from the physicians’ office or hospital, and the data from the Holter monitor or event recorder is transmitted to the monitoring center either by telephone or the Internet.  The data is then transferred or made available to the cardiologist.

Before making any decision relating to extending our involvement into a patient monitoring center project, there are numerous business and technical issues we would need to resolve.  Further, the patient monitoring centers and software may also require FDA approval, and the server and network at the patient monitoring center would also need to be compliant with the Health Insurance Portability and Accountability Act, which requires that we meet federally mandated requirements when handling patient data.  At this point we remain in the early investigation stage relative to patient monitoring centers and continuous monitoring software, and cannot provide any guidance as to any estimated timeframes as to when or even if we would formally commence or complete the project, or as to any of the estimated costs involved.  Should we proceed with the project, we can give you no assurance that we will be successful with respect to patient monitoring centers, procuring the necessary FDA approval or clearance for these services, or competitively marketing these services.

EEG Products

We have initiated a study of the applicability of our technology to electroencephalogram or EEG-related applications, in particular the detection of Alzheimer’s, Parkinson’s and other neurological diseases.  As previously discussed above, earlier versions of our amplification technology are now used in EEG equipment used to measure neurological or brain responses.  We believe the enhancements Dr. Drakulic has designed since for ECG purposes may have similar application for the EEG market.  As discussed below in this prospectus, this activity will not impact the Teledyne licensing agreement.  We believe that we will have sufficient initial data by the end of fiscal 2006 to determine whether or not to proceed to full development of an EEG monitor device.

Terminated Projects

We have previously explored the development of a patient vest containing electrodes to be used with our monitors as an alternative to the currently-available FDA-cleared or approved electrode/wire sets.  However, at this point we have not ascertained whether we will be able to develop a workable vest that is not too bulky or otherwise impracticable to wear, so we do not anticipate that we will proceed further with this project.

We have previously explored developing a version of our Model 100 Module that would contain mobile outpatient telemetry functions, which we referred to as the Model 200 Module.  It was intended that this device would be engineered and designed by Battelle Memorial Institute.  In reviewing this project, we ascertained that medical insurance companies still consider mobile outpatient telemetry as investigational and not medically necessary.  We also determined, from medical literature, that such functions may not yield consistently useful data.  In consequence, we do not anticipate that we will proceed with this project until the clinical benefits and necessity of this form of monitoring have been established.

Competitive Advantages And Marketing Strategy

As discussed in “Description Of Signal Technologies; Pending Evaluative Studies” below, Signalife believes that the Signal Technologies afford our ECG monitoring devices with the ability to amplify and discriminate physiological signals in all settings, notwithstanding the existence of electromagnetic ambient noise from other sources, and in all frequency ranges, including lower-amplitude physiological signals associated with those in the lower and upper portions of the full 0.05 to 150 Hz frequency range associated with transient heart diseases.  Based upon these beliefs, Signalife will market our ECG devices as follows:

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In the case of clinical settings where resting ECGs are typically taken, Signalife will promote the ability of our ECG devices, such as the Fidelity 100 Monitor System, to allow the patient to walk around the facility or on a treadmill while the ECG is being taken, thereby allowing the physician to better identify transient heart diseases.  Since competitive resting ECG devices do not presently have this ability, this should lend our ECG devices a clear competitive advantage over traditional resting ECG devices.

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In certain clinical resting settings where there is a high incidence of electromagnetic interference, such as in surgical suites, Signalife will promote the ability of our ECG devices, such as the Fidelity 100 Monitor System, to provide clear and accurate signal data that is not adversely affected by the electromagnetic interference.

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In the case of ambulatory settings, where a patient wears a Holter monitor or event recorder for an extended period of time while performing his or her daily activities away from the physicians’ office or hospital, Signalife will promote the ability of our ECG devices, such as the Signalife Holter Monitor, to amplify and discriminate physiological signals in the lower-amplitude physiological signals associated with those in the lower and upper portions of the full 0.05 to 150 Hz frequency range associated with transient heart diseases.  Since competitive ambulatory ECG devices do not presently have this ability, this should lend our ECG devices a clear competitive advantage.

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In the case of exercise or stress settings, Signalife will promote the ability of our ECG devices to provide clear signal data that does not need to be filtered and processed by computer software to eliminate electromagnetic noise, addressing the reliability issues arising from the use of such programs.

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The ability of our ECG devices to provide clear data output and more accurate results across the full Hz frequency ranges also allows us to provide the physician with signal data that will facilitate “greater diagnostic yield”, a medical term which means that the physician can more accurately and expeditiously diagnose the cardiac disease or condition, leading to better patient outcomes.

To date, the cardiac monitor market is a mature one with little innovation or product differentiation and limited market growth.  Competitors principally compete on price and relatively small margins in order to maintain market share.  Volume is mainly predicated on product replacement and the increased need for devices compatible with data networks.  Given the product advantages afforded by our Signal Technologies, we believe that we can differentiate the benefits of our products from those of competitors and sell our products for greater prices and margins than our competitors.  We also believe that our monitoring devices will cause existing versions in the market to be deemed obsolete, with will accelerate the growth of replacement sales and the overall growth of the market.  The principal hurdle we must overcome in order to attain these ends will be educating prospective purchasers as to the product differences and benefits afforded by our products over competitive products.

Description of Signal Technologies; Pending Evaluative Studies

Our patient modules will operate using the Signal Technologies.  The Signal Technologies are a patented amplification technology originally developed by our Vice President and Chief Technology Officer, Dr. Budimir S. Drakulic, to address the electrical interference or “noise” issue during physiological recordings.  In an effort to explore ways to accurately and objectively monitor pilot performance, the United States Air Force desired to record a pilot’s neurological brain responses, consisting of tiny electrical impulses generated by the brain, to different tasks and stresses that occur in-flight using an electroencephalogram or EEG test.  However, the Air Force found that the neurological signal monitoring equipment then available was not able to accurately monitor EEG in an electromagnetically-charged  (i.e., noisy or artifact-intensive) environment such as the cockpit of a fighter jet or a B-52 bomber.  In 1992, Dr. Drakulic led a team from the University of California at Los Angeles (“UCLA”) and the Veterans Administration in an effort to develop a device to resolve this problem.  This effort resulted in the creation by Dr. Drakulic in 1994 of a first-generation amplifier that was successfully used by the Air Force to monitor pilot EEG signals.  This early version amplifier is also currently used by the National Institute of Health as well as companies such as Titan Systems and Teledyne, Inc. for purposes of monitoring different physiological signals.

The Signal Technologies were originally acquired by ARC Finance Group from Dr. Drakulic and then by Signalife from ARC Finance Group, based upon the belief of Dr. Drakulic and the principals of these companies that—with the technological, development and financial assistance of these companies— the capability of the technology to discriminate EEG signals, particularly in an electromagnetically-charged environment such as fighter aircraft cockpits, would have a similar application in discriminating ECG signals from ambient “noise.”  Specifically, it was and continues to be believed by these persons that the Signal Technologies, as applied to the ECG market, would have the ability to amplify and discriminate the lower-amplitude physiological signals associated with those in the lower and upper portions of the full 0.05 to 150 Hz frequency range, thereby facilitating the ability to more clearly identify heart diseases in an ambulatory setting.  In developing Signalife’s initial ambulatory patient modules and overall heart monitor systems, and adopting the Signal Technologies for those modules and systems, Dr. Drakulic has since enhanced the signal processing technology such that Signalife has filed five additional patents covering these enhancements.

In order to validate our beliefs as to the performance of our technology in the ECG market, on August 30, 2004 we entered into an agreement with the Duke Clinical Research Institute at Duke University to evaluate the performance of our Model 100 Monitor System against top-end ECG systems.  Under this agreement, the Duke Clinical Research Institute under the supervision of Dr. Mitchell W. Krucoff, as principal investigator, has since designed and conducted clinical studies evaluating our Model 100 Monitor System during catherization procedures at the Durham, North Carolina, Medical Center from January 2005 to December 2005.  We presented our findings for the study at the American Heart Association Convention in November 2006, and intend to release an abstract of the study in the near future, with the full study to be presented as part of a scientific paper to be published.

Market and Competition

Market

Cardiovascular disease accounts for 40% of all hospital revenue and 1 out of every 2.7 deaths in the United States. Over 500,000 Americans survive heart attacks every year and need to be diagnostically monitored. In the United States alone, over 280,000 patients have various heart devices implanted. The US Department of Health and Human Services estimates that heart disease costs including, hospital expenses, ho care, medications and lost earnings, exceed $400 billion. Experts estimate that 85% of cardiovascular disease could be prevented or halted by sufficiently early diagnosis.

According to the American Heart Association, a patient that survives the acute stage of a heart attack has a chance of illness and death that is 1.5-15 times higher than that of the general population.  Signalife's patented heart monitoring technology will allow physicians to monitor patients in an ambulatory setting, giving them access to vital life-improving and life-saving information.

Competition

Each of the ECG market segments is highly concentrated with five or six companies typically accounting for a substantial majority of all sales.  Our principal competitors in the resting ECG market segment are GE Healthcare, Royal Philips Electronics, Quinton Cardiology Systems, Inc., and Welch Allyn, Inc.  Our principal competitors in the stress ECG market are GE Healthcare, Quinton Cardiology Systems, Inc., Welch Allyn, Inc., Schiller AG. Our principal competitors in the ambulatory ECG market segment include Del Mar Reynolds Medical Ltd., GE Healthcare, Royal Philips Electronics, Quinton Cardiology Systems, Inc., Mortara Instrument, Inc., Rozinn Electronics, Inc., and CardioNet, Inc., Raytel Medical Corporation, Cardiac Telecom, Inc. and Card Guard Instromedix and Lifewatch subsidiaries.

The market for heart monitoring products and services is fragmented and intensely competitive, especially for small companies.  Given the lack of product differentiation and intense competition, companies principally compete on price.  Given these factors, the market is characterized by strong price competition.  There are no substantial barriers to entry, and we expect that competition will be intense and may increase.  Many of our existing competitors may have substantially greater financial, product development, technical and marketing resources, larger customer bases, longer operating histories, better name recognition and more established relationships in the industry.  As a result, certain of these competitors may be able to develop and expand their product and service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisition and other opportunities more readily, devote greater resources to the marketing and sale of their products and services, or aggressively reduce their sales prices below the our costs.  We cannot assure you that we will be able compete successfully with existing competitors or new competitors.

Marketing And Distribution Strategy

We are currently marketing our products and services through our company sales team, which we are in the process of forming and training, and in certain cases on a co-exclusive basis through Rubbermaid Inc. (“Rubbermaid”), a subsidiary of Newell Rubbermaid Inc.  In the latter case, Rubbermaid has co-exclusive rights with the company to market our Fidelity 100 Monitor System in the United States pursuant to a Sales and Marketing Services Agreement dated March 26, 2006.  Rubbermaid is currently in the process of developing and training its sales staff under this agreement.  The initial term of this agreement is for one year, and may be renewed by Rubbermaid on an annual basis for up to nine additional years, subject to satisfaction of modest performance benchmarks and other conditions.  Under this agreement, Rubbermaid will, at its cost, put together a national sales force to market the Fidelity 100 Monitor System, and will also advertise and otherwise vigorously promote these products in medical literature, at trade shows, and through other mechanisms as set forth in the agreement.  This marketing arrangement may be extended to international sales or other parties upon the mutual consent of both parties.  In compensation for these services, Rubbermaid will receive 35% of net product sales, as defined in the agreement.  Signalife will, in turn, handle all product manufacturing, fulfillment and product servicing functions. Under this agreement, in consideration for the rights to co-exclusively market and sell the Fidelity 100 Monitor System and our first Signalife Holter Monitor within the United States, Rubbermaid paid Signalife $2,000,000 for the first year of the agreement following execution. This arrangement is seen as a good fit for Signalife due to Rubbermaid’s more than 100-year history in successfully branding and marketing products worldwide.

Signalife is also actively pursuing other marketing alternatives through our internal sales staff.  For example, we have recently entered into a letter of intent with Gold’s Gym International, Inc. to conduct a pilot program in which patrons of the gym at selected facilities will be tested using and Signalife’s Fidelity 100 Monitor System in order to detect and identify cardiovascular disease that could be triggered or exacerbated by exercise programs.  As part of the program, a set of test protocols and procedures will be developed to address cardiac risks inherent to exercise.  If the program is successful, the parties will explore the expansion of the program to most of Gold’s gyms.

We are also actively pursuing other marketing alternatives through our internal sales staff.  For example, we have recently entered into a letter of intent with Gold’s Gym International, Inc. to conduct a pilot program in which patrons of the gym at selected facilities will be tested using Signalife’s Fidelity 100 Monitor System in order to detect and identify cardiovascular disease that could be triggered or exacerbated by exercise programs.  As part of the program, a set of test protocols and procedures will be developed to address cardiac risks inherent to exercise.  If the program is successful, the parties will explore the expansion of the program to most of Gold’s gyms as well as other national fitness facilities.

Concurrent with the Gold’s gym project, we are also participating in the Athletes For Life program which will focus on developing protocols to test professional and amateur athletes for cardiovascular disease and abnormalities as part of their regular training regime, and will also promote testing for impoverished communities where early detection of cardiovascular disease simply does not exist. A large number of high-profile athletes have indicated their desire both in participating in this program given the high incidence of cardiovascular abnormalities associated with athletes involved in professional sports and track and field; and also sponsoring the community outreach portion of the program given their desire to promote community fitness and cardiovascular testing in the general community.

Manufacturing Capacity

We intend to manufacture our products both domestically and off-shore using third party FDA-certified contract manufacturers or joint-venture partners.  Most of the components of our products are standard parts which are available from multiple supply sources at competitive prices.  This, coupled with the significant start-up cost advantages associated with contractors, should minimize production and product costs.  Currently, we have engaged one contract manufacturer, Ventrex, Inc., which has been manufacturing the Model 100 Modules used in our Fidelity 100 Monitor System since December 2005.

Research And Development

We currently conduct research and early stage development activities in-house and with engineering consultants.  We retain title to all improvements or enhancements to our technology developed by or worked on by our engineering consultants under their contracts.  Our research and development expenses for fiscal 2005 and 2004 were $1,328,482 and $1,663,362, respectively, and $692,388 for the nine-month interim period ended September 30,  2006.  None of these expenditures were borne by customers.  We have budgeted $1,661,000 for research and development for the twelve-month period commencing October 1, 2006.

Regulatory Overview

Current Status

Our Fidelity 100 Monitor System is a Class II medical device that must be cleared by the FDA in order to be marketed within the United States.  On January 28, 2004, we received FDA 510(k) clearance under the FDA’s abbreviated 510(k) submission format allowing us to market our Model 100 Module as part of an overall ECG system, on the basis of it being substantially equivalent to other ambulatory monitor systems on the market which satisfy the industry’s consensual ANSI/AAMI EC-38 standard for non-diagnostic monitor systems.  Under the terms of the abbreviated 510(k) clearance, we are required to have supporting data in our files documenting that our Fidelity 100 Monitor System will conform to performance standards before marketing the Module 100 Module.  As such, we may continue to perform engineering and design work on the Model 100 Module without resubmitting the system for further FDA 510(k) clearance unless we were to significantly alter the safety or effectives of the system as cleared by FDA.  We do not currently anticipate this will occur.

FDA Regulations And Requirements

ECG heart monitor products are regulated in the United States by the Food and Drug Administration (the “FDA”) under the Medical Device Amendments of 1976 (the “Medical Device Act”), a section of the Federal Food, Drug & Cosmetic Act (the “FDC Act”).  Under the Medical Device Act, medical devices are designated as Class I, II or III devices depending upon the level of control and review necessary to assure the safety and effectiveness of the device, which in turn is based upon the level of risk to the patient.  ECG heart monitor products are classified as a Class II medical device, which cannot be sold in the United States unless the seller can first demonstrate or represent to the FDA pursuant to section 510(k) of the FDC Act, that the device is substantially equivalent to one or more similar devices currently on the U.S. market, referred to as “predicate” devices.  To demonstrate substantial equivalency, the applicant must show that the new device (1) has the same intended use as the predicate device or devices, and (2) has either the same technological characteristics as the predicate device or devices, or has different technological characteristics that do not raise new questions of safety and effectiveness.  A claim of substantial equivalence does not mean the new and predicate devices must be identical.  Substantial equivalence is established with respect to intended use, design, energy used or delivered, materials, performance, safety, effectiveness, labeling, biocompatibility, standards and other applicable characteristics.  Until the applicant receives clearance declaring a device substantially equivalent, it may not proceed to market the device within the United States.

The review period and FDA determination of substantial equivalence should be made within 90 days of submission of a 510(k) application, unless additional information or clarification or clinical studies are requested or required by the FDA.  As a practical matter, the review process and FDA determination can take significantly longer than 90 days.

It should be noted that 510(k) clearance is a “grandfather” process.  As such, 510(k) clearance does not imply that the safety, reliability and effectiveness of the medical device has been approved or validated by the FDA, but merely means that the medical device is determined to be substantially equivalent to a previously cleared commercially-related medical device.

As an alternative to the “traditional” 510(k) submission process, the FDA has also adopted an “abbreviated” or summary 510(k) submission process in cases where device-specific guidance documents or special controls have been established, or the FDA has recognized a relevant consensus standard, and the applicant certifies compliance or conformance with those documents, controls or standards.  The applicant can procure abbreviated 510(k) clearance by either; (1) submitting a declaration that the applicant has in its files test data confirming that the medical device conforms to the consensus standard at the time of submission, or (2) submitting a statement that the medical device will conform to the consensus standard and that the applicant will have that supporting data in its files before marketing the device.  Under either approach, the FDA reviewers will normally accept the declaration or statement without requesting the submission of information demonstrating conformity with the standard.  In the case of ECG heart monitor products, the FDA has recognized the EC-38 Ambulatory Electrocardiograph, EC-11 Diagnostic ECG, and EC-13 Arrhythmia Detection and Alarm standards adopted by the American National Standards Institute or “ANSI” and the Association for the Advancement of Medical Instrumentation or “AAMI” as voluntary consensus standards for Class II 510(k) submission purposes.  In the event that we make improvements to a previously-cleared device, the FDA also has a process that allows us to compare the improved device to our previously-cleared device on an expedited basis, typically 30 days.

Both domestic and foreign manufacturers and distributors of medical devices that intend to market those devices in the United States must register their establishments with the FDA and annually update the registration.  Registration provides the FDA with the location of medical device manufacturing facilities and importers.  In addition, all medical devices that are manufactured and imported into the United States must be listed with the FDA. Medical device listing is a means of keeping the FDA advised of the generic categories of devices an establishment is manufacturing and marketing.

Manufacturing facilities must undergo FDA inspections to assure compliance with good manufacturing practices or “GMPs” set forth under the quality system or “QS” regulation promulgated by the FDA.  The quality system regulation provides a basic framework to ensure that manufacturers of finished medical devices intended for commercial distribution in the United States have in place a quality system for the design, manufacture, packaging, labeling, storage, installation and services of finished medical devices intended for commercial distribution in the United States.  These regulations require that various specifications and controls be established for devices; that devices be designed under a quality system to meet these specifications; that devices be manufactured under a quality system; that finished devices meet these specifications; that devices be correctly installed, checked and serviced; that quality data be analyzed to identify and correct quality problems and that complaints be processed.  Thus, the quality system regulation helps assure that medical devices are safe and effective for their intended use.  The FDA monitors device problem data and inspects the operations and records of device developers and manufactures to determine compliance with the GMPs.

Medical devices sold in the United States must also conform to general labeling requirements adopted by the FDA stipulating the content and format of product information that must be provided with the device, including information relating to the manufacturer of, and the intended use of the device, as well as directions for use of the device.

Under Medical Device Reporting or “MDR” regulations established by the FDA, manufacturers, distributors and users of medical devices are required to report complaints of device malfunctions or incidents of serious injuries or deaths associated with medical devices to the FDA.  The MDR regulations provide a “post-surveillance” mechanism for the FDA and manufacturers to identify, monitor and track significant adverse events involving medical devices for the purpose of detecting and correcting problems in a timely manner.

The FDA has established regulations governing the voluntary recall of medical devices by a manufacturer or importer should it be determined that the devices are defective, present a risk of injury, or are deceptive.  Under the Medical Device Recall Authority regulation promulgated by the FDA, that agency also has the authority to order the involuntary recall of medical devices.  Under the Medical Device Corrections And Removal regulations established by the FDA, manufacturers and importers are required to report to the FDA the occurrence of any correction or removal of a medical device where made to reduce a risk to health or a violation of the FDC Act.

The FDA has established regulations governing the import and export of medical devices.  For a Class II medical device to be legally imported into the United States, it must meet FDA regulatory requirements.  At this time, the FDA does not recognize regulatory approvals from other countries.  Any Class II medical device may be legally exported from the United States without prior FDA notification or approval so long as it is in legal commercial distribution within the United States.  Legal commercial distribution means that (1) the manufacturing establishment is registered with the FDA; (2) the device is listed with the FDA; (3) the sale of the device in the United States is authorized by either 510(k) notification or pre-market approval (PMA); (4) FDA labeling requirements are satisfied; and (5) the device is manufactured in accordance with GMP practices stipulated under the QS regulation.  While the FDA does not place any restrictions on the export of these medical devices, certain countries may require written certification that a manufacturer or its devices are in compliance with U.S. law.  In such instances the FDA will accommodate the exporter by providing a certificate of compliance called a Certificate for Foreign Government or “CFG”.  If the medical device does not satisfying the foregoing requirements, it may be generally exported under two alternatives.  First, if 510(k) clearance for the device is pending in the United States, it may be exported upon a showing that the device will reasonably obtain 510(k) clearance.  In addition, the exporter must obtain a Certificate of Exportability from the FDA should the foreign country or consignee request assurance that the device complies with U.S. law.  If the exporter does not intend to market the device in the United States, he may obtain a Certificate of Exportability to export the device based upon a showing that the device (1) complies with the laws of the foreign country; (2) meets the foreign purchaser’s specifications; (3) is labeled for export on the shipping carton; and (4) is not sold or offered for sale in domestic commerce.

The failure of the manufacturer, importer, distributor or user to meet any of the FDA requirements imposed on it under the FDC Act or administrative regulations adopted thereunder by the FDA, may subject it to civil money penalties, administrative remedies or legal remedies under that Act or regulations.

Other Regulations And Requirements

Our heart monitor products and systems must also conform to a number of performance, safety, environmental and regulatory standards, such as those relating to electromagnetic interference, electromagnetic susceptibility, shock and current leakage, and transmission frequency.  These standards include the IEC60601-2-27 requirements for the safety of electrocardiograph devices; the IEC 60601-1-2 requirements for safety and electromagnetic compatibility; the UL2601-1 medical equipment general requirements for safety, and FCC regulations under part 15, subpart C, governing allowable frequency ranges for different types of transmission devices, including medical devices.

The server and network we will use in our monitoring station to collect heart data must comply with the Health Insurance Portability and Accountability Act, which requires that we meet federally mandated requirements when handling patient data.

Patents And Licenses

We hold patent number 5,678,559 issued by the United States Patent and Trademark Office for our core technology, the Signalife amplification methods.  This patent, labeled “A Method and System of Recording Different Physiological Signal from a Human Body”, describes methods of discriminating different biomedical signals from ambient noise.  This patent, which was assigned to us by ARC Finance Group as part of our acquisition of the Signal Technologies, was granted on October 21, 1997 and expires on October 21, 2014.

We also hold the following patent applications filed with the United States Patent and Trademark Office:

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number 10/293,105 captioned “System for, and Method of, Acquiring Physiological Signals of a Patient” filed on November 13, 2002, which describes technical methods for processing and amplifying different physiological signals;

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number 10/611,696 captioned “Amplified System for Determining Parameters of a Patient” filed July 1, 2003; which describes methods of amplifying physiological signals while a patient is ambulatory without changing the characteristics of the signal;

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number 10/664,711 captioned “Apparatus for, and Method of, Determining the Characteristics of a Patient’s Heart” filed September 17, 2003, which describes the use of electrodes and amplifiers in a garment ;

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number 11/008706 captioned “System for, And Method of, Monitoring Heartbeats of a Patient,” filed on December 9, 2004, which describes technical methods for monitoring a patient’s heart; and

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number 11/008681 captioned “Electrode for and Method of, Indicating Signal Characteristics at Particular Positions in a Patient Body” filed on December 9, 2004, which describes electrodes for monitoring a patient’s heart.

Dr. Drakulic has also been issued or applied for patents in Canada, India, Japan, Mexico, Republic of Korea and the European Patent Convention for the patent captioned above “System for, and Method of, Acquiring Physiological Signals of a Patient”; in Canada, India, Japan, Peoples Republic of China, and Republic of Korea for the patent captioned above “Amplified System for Determining Parameters of a Patient”; in Australia, Brazil, Canada, India, Japan, Mexico, People’s Republic of China for the patent captioned above “Apparatus for, and Method of, Determining the Characteristics of a Patient’s Heart”, and under the Patent Cooperation Treaty for the patent captioned above “System for, And Method of, Monitoring Heartbeats of a Patient” and “Electrode for and Method of, Indicating Signal Characteristics at

Particular Positions in a Patient Body”.

Dr. Drakulic is the inventor named in our core patent and in each of the above patent applications, all of which are owned by Signalife.  We are currently waiting for initial comment from the United States Patent and Trademark Office on each of the above patent applications, which generally occurs between two and two and one-half years after submission based upon current Patent and Trademark Office staffing levels.  We anticipate that it will take three to four years for the above patent applications to issue.

Also included in the Signal Technologies agreement was an assignment of a license agreement dated December 9, 1993 between Dr. Drakulic and Teledyne Electronic Technologies pursuant to which Dr. Drakulic granted Teledyne a limited license to manufacture and sell certain products based upon early version of the amplification technology.  We do not expect to earn significant revenues from that license.  To our knowledge Teledyne is not currently marketing any EEG devices using that early version of the amplification technology, and we do not anticipate that they will in the future market any such products due to technical advancements that they would be required to incorporate into the products.  We believe that the incorporation of these advancements would effectively change the underlying product from that which was licensed. Based upon the foregoing, we do not believe the license will prevent Signalife from competing in the broader market for EEG diagnostic products.

Costs And Effects Of Compliance With Environmental Laws

There are no special or unusual environmental laws or regulations that will require us to make material expenditures or that can be expected to materially impact on the operation of our business.

Subsidiaries

On October 21, 2003, we formed Memonitor, Inc., a Delaware corporation, to act as a vehicle for the prospective application of our technology for the treatment and monitoring of Alzheimer’s, Parkinson’s and related neurological diseases of the brain.  To date, Memonitor has not commenced business activities, and we will not activate this subsidiary until further developments relating to our pending studies of EEG applications for our technology.

Employees

We currently have thirteen full-time employees and engage the services of five engineering, marketing and financial consultants on a part-time basis.  None of our employees is represented by a labor union and we consider our relationships with our employees to be good.

PROPERTIES

Our executive offices are located at 531 South Main Street, Suite 301, Greenville, South Carolina 29601.  We lease these facilities, consisting of approximately 4,029 square feet, from Falls Place, LLC, for a 36 month term commencing June 1, 2005.  The lease is terminable after 18 months upon 90 days’ notice provided the termination is attributable to our outgrowing the premises.  Our monthly base rent for years one, two and three is $6,211, $6,336 and $6,463 per month, respectively, which we believe reflects market value.  We are also required to pay our share of any increase in operating expenses over fiscal 2005.  The lease is renewable for an additional 36 months subject to the payment of a 2% per year increase in base rent.

Our research and development facilities are located at 4705 Laurel Canyon Boulevard, Suite 203, Studio City, California.  We lease these facilities, consisting of approximately 3,550 square feet, from Bershin Properties I, LLC on a month-to-month basis.  We may terminate the lease upon 30 days’ notice and the payment of two months rent.  We currently pay approximately $9,200 per month in base rent for these facilities, which we believe reflects market value, and are also required to pay our share of any increase in operating expenses after August 2002.  Operating expenses include expenses for maintenance of common areas, heating, air conditioning, plumbing, trash disposal, janitorial and security services and other like expenses.

The aforesaid leased premises are in good condition and we believe they will be suitable for our purposes for at least twelve months.  There is no affiliation between Signalife or any of our principals or agents and our landlords or any of their principals or agents.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion of our financial condition and results of operations should be read in conjunction with (1) our audited financial statements for the year ended December 31, 2005 and explanatory notes included as part of this prospectus; and (2) our unaudited interim financial statements for the nine-month period ended September 30, 2006 and explanatory notes included as part of this prospectus.

Overview

Signalife is a medical device company focused on researching, developing medical devices which monitor and measure physiological signals in order to detect diseases that impact an individual’s health.  Physiological signals are small bioelectrical signals generated by the body.

Our initial product lines are heart monitor systems used to collect physiological data for electrocardiogram or “ECG” tests for the purpose of detecting and identifying cardiovascular disease.  The core component of our products is our battery-operated, digital 12-lead Model 100 Module, a compact device approximately 4 x 3.5 x 1.5 inches in size and 5.5 oz. in weight, that allows a patient’s heart to be continuously monitored over a period of 24 to 48 hours in a variety of settings—both non-ambulatory (stationary) and ambulatory (moving)—such as hospitals, surgeries, clinics, doctors’ offices, exercise and sports medicine clinics and laboratories.  The Model 100 Module contains both our proprietary patented “amplification” technology which acquires, processes and amplifies ECG signals, as well as Bluetooth technology which allows the acquired signals to be wirelessly transmitted to a personal computer for interpretation and storage by the physician.  Our Model 100 Module operates using a proprietary and patented “amplification” technology which provides the capability to enlarge and process the physiological signals to discriminate them from ambient or background electromagnetic noise and to facilitate the examination of the signal data for diagnostic purposes.

We have recently commenced commercial marketing of our first heart monitoring “system” using our Model 100 Module—the Fidelity 100 Monitor System, and recorded our first revenues from product sales in October 2006.  This system is an integrated system in which our Model 100 Module collects, processes and amplifies ECG signals from that patient through a set of twelve electrode lead sets provided with the system, and then wirelessly transmits that signal to a nearby personal computer provided with the system.  The signals are then displayed on a computer monitor and can be printed on a printer provided with the system for analysis by the cardiologist.  We received our first sales revenues from this product in the fourth quarter of fiscal 2006.

We principally intend to sell the Fidelity 100 Monitor System as an integrated system containing all of the components—the Model 100 Module, electrode lead sets, and a personal computer with monitor and printer, which could either be in a desk top or laptop configuration.  The Model 100 Module and our proprietary ECG printing software may also be sold separate from the other components to physicians who prefer to use their own personal computers systems.  As a result of these variables, the Fidelity 100 Monitor System will be offered in many different configurations.

The Fidelity 100 Monitor System will be principally used for clinical (resting) and in-patient ambulatory applications.  For example, ECG data may be instantaneously acquired, processed, amplified and transmitted to the personal computer for analysis in stationary settings, such as while conducting ECG tests in resting or in-patient ambulatory settings or during surgeries.

We are currently marketing our products and services through our company sales team, which we are in the process of forming and training, and in certain cases on a co-exclusive basis through Rubbermaid Inc. (“Rubbermaid”), a subsidiary of Newell Rubbermaid Inc.  In the latter case, Rubbermaid has co-exclusive rights with the company to market our Fidelity 100 Monitor System in the United States pursuant to a Sales and Marketing Services Agreement dated March 26, 2006.  Rubbermaid is currently in the process of developing and training its sales staff under this agreement.

We are also completing development of an ambulatory Holter device (the “Signalife Holter Monitor”), which also operates using our Model 100 Module as its core component, and which will also be marketed in the United States by Rubbermaid. This device acquires, processes, amplifies and stores ECG data relating to arrhythmia and other transient heart disease over a period of 24 to 48 hours while the patient carries out his or her daily activities away from the physicians’ office or hospital.  The signal data can be either stored on a storage chip contained in the device and downloaded by the physician at a later date when the patient returns to the physician’s office, or transmitted to a patient monitoring center that will forward the data or otherwise make it available to the physician over the Internet.  Although we have developed a production version of the Signalife Holter Monitor, we are still conducting physician preference testing studies on selected features of that device, and anticipate that we will make some minor modifications to that design before we commence marketing the product.  We anticipate that we will complete final product modification activities and introduce the final Signalife Holter Monitor to market by the end of the first quarter of fiscal 2007.  In the interim, physicians could use the Model 100 Module contained in the Fidelity 100 Monitor System in out-patient ambulatory settings should they choose to do so, although it would not have all of the features we would otherwise suggest for out-patient applications.

We are also developing several other products for the heart monitoring market, including an intracardiac monitor, a non-prescription over-the-counter cardiac monitor, and a prescription event recorder.

We are also actively pursuing other marketing alternatives through our internal sales staff.  For example, we have recently entered into a letter of intent with Gold’s Gym International, Inc. to conduct a pilot program in which patrons of the gym at selected facilities will be tested using Signalife’s Fidelity 100 Monitor System in order to detect and identify cardiovascular disease that could be triggered or exacerbated by exercise programs.  As part of the program, a set of test protocols and procedures will be developed to address cardiac risks inherent to exercise.  If the program is successful, the parties will explore the expansion of the program to most of Gold’s gyms as well as other national fitness facilities.

Concurrent with the Gold’s gym project, we are also participating in the Athletes For Life program which will focus on developing protocols to test professional and amateur athletes for cardiovascular disease and abnormalities as part of their regular training regime, and will also promote testing for impoverished communities where early detection of cardiovascular disease simply does not exist. A large number of high-profile athletes have indicated their desire both in participating in this program given the high incidence of cardiovascular abnormalities associated with athletes involved in professional sports and track and field; and also sponsoring the community outreach portion of the program given their desire to promote community fitness and cardiovascular testing in the general community.

Results of Operations

Fiscal 2005 As Compared To Fiscal 2004

We incurred a net loss before preferred dividends of $8,660,688 for fiscal 2005, as compared to $6,966,243 for fiscal 2004.  The $1,694,445 or 24% increase in our net loss for fiscal 2005 before preferred dividends was attributable to a $1,171,525 increase in general and administrative expenses and a $857,800 increase in net other expenses, partially offset by a $334,880 decrease in research and development expenses.

General and administrative expenses for fiscal 2005 were $6,224,105, representing a 23% increase over general and administrative expenses of $5,052,580 for fiscal 2004. The primary components of general and administrative expenses during fiscal 2005 were compensation and related costs, consulting and outside services, legal fees, audit, accounting and other professional fees and travel and entertainment. The $1,171,525 increase in general and administrative expenses was principally attributable to increases in compensation and related costs, $937,292; consulting and outside services, $1,273,123; travel and entertainment, $259,722; accounting and other professional fees, $178,545; and marketing, $94,705, all partially offset by decreases in legal fees, $896,641; investment banking, $135,187 and litigation settlement costs, $680,785. The overall increase in our general and administrative costs was the result of establishing a new headquarters and ramping up of administrative and sales and marketing functions in anticipation of the introduction of our products and services to market.

Research and development expenses for fiscal 2005 were $1,328,482, as compared to $1,663,362 for fiscal 2004. The $334,880 or 20% decrease in research and development expenses reflected the completion of research and development activities related to the development of a commercial monitoring system using our Model 100 Module.  The primary components of the decrease in research and development activities for fiscal 2005 from 2004 were a decrease in prototype expenses of $431,086, partially offset by an increase in compensation and related costs and other expenses.

Net other expenses for fiscal 2005 was $1,108,101 in fiscal 2005, as compared to $250,301 for fiscal 2004.  Other net expenses for fiscal 2005 was principally composed of interest expense, including amortization of debt discount, in the amount of $1,292,715 associated with our issuance of a debenture, and warrant repricing costs of $226,294, partially offset by a change in fair value of warrant liability of $318,000 and interest income of $92,908.

We also incurred preferred dividend expense of $54,920 for fiscal 2005, as compared to $295,452 for fiscal 2004.  The $240,532 or 81% decrease in preferred dividend expense was principally attributable to a decrease in preferred shares outstanding, resulting from conversions of preferred shares into common shares.

Our net loss attributable to common stockholders was $8,715,608 for fiscal 2005 as compared to $7,261,695 for fiscal 2004.  The $1,453,913 increase in net loss attributable to common stockholders was principally due to the aforesaid $1,694,445 increase in our net loss before preferred dividends, partially offset by the aforesaid decrease in preferred dividend expense.

Nine Months Ended September 30, 2006 As Compared To Nine Months Ended September 30, 2005 (unaudited)

We had $1,000,000 in exclusivity fee income for our nine-month interim period ended September 30, 2006.  These fees were paid by Rubbermaid pursuant to a Sales and Marketing Services Agreement dated March 26, 2006.  We had no exclusivity fee income for the nine-month interim period ended September 30, 2005.  We recorded our first revenues from product sales in October 2006.

Research and development expenditures for our nine-month interim period ended September 30, 2006 were $692,388, as compared to $1,197,597 for the corresponding interim period in fiscal 2005.  The overall decrease in research and development expenditures for the nine-month interim period ended September 30, 2006 was principally attributable to a lower overall amount of research and development activity during fiscal 2006 given the substantial completion of research and development activities relating to the development of our Fidelity 100 Monitor System in fiscal 2005.  An additional factor was a shift of research and development activities to internal staff from outside consultants.

General and administrative expenses for our nine-month interim period ended September 30, 2006 were $7,441,667, as compared to $4,955,336 for the corresponding interim period in fiscal 2005.  The primary components of general and administrative expenses for our nine-month interim period ended September 30, 2006 were legal fees, general consulting fees, salaries and stock based compensation and marketing and public relations.  The $2,486,331 or 50% increase in general and administrative expenses was principally attributable to a $1,326,008 increase in salaries and compensation expense, a $670,191 increase in professional fees, including legal, accounting and investment banking; and a $355,449 increase in marketing and public relations expense, partially offset by a decrease of $628,670 in consulting fees.  Included in salaries and stock based compensation for the nine-month interim period ended September 30, 2006 were charges of $1,501,066 related to the fair value of employee options which vested in that period, with no similar expense in 2005.  These charges resulted from the implementation of a new accounting principal during the current period (see Note 2, “Basis Of Presentation And Significant Accounting Policies“ contained in the explanatory notes to our interim financial statements included with this quarterly report).

We had net other income of $91,191 for our nine-month interim period ended September 30, 2006, as compared to net other expense of $1,151,439 for the corresponding interim period in fiscal 2005.  The $1,242,630 improvement was principally attributable to the elimination of $1,292,463 and $226,294 in interest expense and warrant repricing, respectively, and other financing costs associated with a debenture issued and paid in fiscal 2005, together with a $41,873 increase in interest income attributable to higher average cash balances; partially offset by a elimination of $318,000 charge for warrant liability.

We incurred a net loss before preferred dividends of $7,042,864 for our nine-month interim period ended September 30, 2006, as compared to $7,304,372 for the corresponding interim period in fiscal 2005.  The $261,508 or 4% decrease in our net loss before preferred dividends for our nine-month interim period ended September 30, 2006 was attributable to a $1,000,000 increase in revenues, a $1,242,630 increase in net other income, and a decrease of $505,209 in research and development expenditures, partially offset by a $2,486,331 increase in general and administrative expense.

Plan Of Operation

Our plan of operation for the twelve month period commencing October 1, 2006 is to:

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Ramp-up commercial marketing and sales efforts with respect to our Fidelity 100 Monitor Systems.

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Finalize design specifications for the Signalife Holter Monitor, and commence marketing this product by the end of first quarter 2007.

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Commence design, engineering and fabrication of a pre-production proto-type for the Signalife Intracardiac Monitor by the end of fiscal 2006.

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Commence design, engineering and fabrication of a production proto-type for the Signalife OTC Cardiac Monitor by the summer 2007.

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Complete our pilot program with Gold’s Gym International, Inc. in which patrons of the gym at selected facilities will be tested using and Signalife’s Fidelity 100 Monitor System in order to detect and identify cardiovascular disease that could be triggered or exacerbated by exercise programs, including developing a set of test protocols and procedures will be developed to address cardiac risks inherent to exercise.

We currently have budgeted $5,885,500 in cash expenditures for the twelve month period commencing October 1, 2006, including (1) $3,435,500 to cover our projected general and administrative expenses during this period; (2) $1,661,000 for research and development activities; (3) $583,000 to cover our projected sales and marketing expenses (excluding any sales and marketing, manufacturing and fulfillment costs associated with products sold during the twelve-month period, which we anticipate would be covered by any revenues associated with such sales); and $206,000 for production expenses.  The foregoing expenditures exclude forecasted costs of good sold and direct sales costs, including sales commissions and delivery costs.

As discussed above, we have entered into a Sales and Marketing Services Agreement with Rubbermaid pursuant to which it will, at its cost, put together a national sales force to market our Fidelity 100 Monitor System and our Signalife Holter Monitor within the United States, and will also advertise and otherwise promote the products in medical literature, at trade shows, and through other mechanisms.  In compensation for these services, Rubbermaid will be paid 35% of net sales of these products.  Signalife will, in turn, handle all product fulfillment functions.  We believe that the cost for Signalife to provide the same sales and marketing services to be provided by Rubbermaid under this agreement would be approximately $4-5 million.

We anticipate that we will add additional staff, either as employees or consultants, principally in direct sales marketing and distribution areas, during the twelve month period following the date of this quarterly report as sales activities increase.  We also anticipate that we will also add additional accounting personnel, including a permanent chief financial officer, over this twelve-month period.  We do not currently have an estimate as to the number or range of employees or consultants that would be added.

Our anticipated costs and projected completion dates described above are estimates based upon our current business plan, known resources and market dynamics. Our actual costs or actual project completion dates could vary materially from those projected.  Our management team is continually re-evaluating our core business plan as it relates to our monitoring products and identifying new applications and markets for our technology.  We may at any time decide to terminate our ongoing development plans with respect to products and services if they are deemed to be impracticable or not to be commercially viable.  Further changes to our current business plan could also result, such as the acquisition of new products or services or the decision to manufacture our own products, resulting in a change in our anticipated strategic direction, investments, and expenditures.  See that section of this prospectus captioned “Forward-Looking Statements”.

Liquidity And Capital Resources

Historical Sources of Capital Resources

We have principally financed our operations through a combination of (1) gross proceeds from contributed capital, the sale of our common shares, series ’A’ preferred shares and common share purchase warrants for cash, and the exercise of stock purchase warrants for cash; (2) the issuance of common shares or common share purchase warrants in payment of the provision of services; and (3) gross proceeds from the sale of a debenture and common share purchase warrants.  Included in the foregoing are the following significant transactions since January 1, 2004:

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On December 29, 2004, we sold an 8% convertible debenture in the amount of $2,000,000 to DKR SoundShore Oasis Holding Fund Ltd. (“Oasis”).  Subject to our right to convert the debenture into common shares as discussed below, we were obligated to pay $400,000 in principal on the debenture in cash on May 16, 2005, June 1, 2005, July 1, 2005, August 1, 2005 and August 31, 2005, respectively.  We were also obligated to pay 8% in interest on the outstanding principal on the debenture in cash on May 10, 2005, June 1, 2005, July 1, 2005, August 1, 2005 and August 31, 2005, respectively.  On January 26, 2005, we filed a registration statement to register common shares issuable upon the conversion of the debenture as discussed below, and it was declared effective by the SEC on February 14, 2005.  Accordingly, under the terms of the debenture we were also entitled to pay the principal and interest on the debenture in common shares in lieu of cash so long as we were not otherwise in default under the debenture, and satisfied certain other conditions including notice requirements.

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For so long as the debenture was unpaid, the debenture holder was entitled to convert the debenture into a number of common shares equal to the outstanding principal on the debenture divided by $5.25, such amount representing 105% of the closing price for our common shares on the trading day prior to the sale of the debenture.  Principal under the debenture was convertible into shares at the rate of 85% of the average of the three lowest closing prices for those shares during the ten day period prior to the repayment date, while interest under the debenture was convertible into shares at the rate at 90% of the closing price immediately prior to the payment or delivery date.  Pursuant to our right to convert all outstanding principal and interest under the debenture into common shares, we have since made all payments of interest and principal accrued through August 31, 2005 in common shares, with the exception of interest and principal payments due on June 1, 2005, which we paid in cash.  As a consequence, the debenture has been paid in full.

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As additional consideration for the purchase of the debenture, we also granted to the debenture holder warrants entitling it to purchase 275,000 common shares at the price of $5.75 per share, or 115% of the closing price for those shares on the trading day prior to the sale of the debenture.  These warrants lapse if unexercised by December 29, 2009.  As the result of such grant, we recorded a non-cash deferred financing charge in the amount of $447,570 reflecting the fair value attributable to these warrants. We also recorded a non-cash beneficial conversion feature of $408,333, based upon the difference in the effective conversion price of the debenture and the closing price of our common stock on the date of issuance.  As a result of these non-cash charges the effective annual rate of interest on the debenture is 89%.  On April 20, 2005, we amended the terms of the common share purchase warrants by reducing the exercise price of that warrant from $5.75 per share to $2.40 per share.  This amendment was effected in connection with procuring Oasis’s waiver with respect to our issuance of $8 million in equity through two private placements as discussed below.

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On March 31, 2005, we sold a total of 1,562,500 unregistered common shares, together with common share purchase warrants entitling the holder to purchase 1,500,000 restricted common shares, to Trellus Partners, LP for the sum of $5,000,000 pursuant to a private placement.  The warrants are exercisable at $1.60 per share, contain cashless exercise provisions, and lapse if unexercised on or before March 31, 2010. As part of the transaction, we agreed to file a registration statement with the SEC on or before April 20, 2005 to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants to $1.20 per share should we fail to file the registration statement on a timely basis.  Subsequent to the private placement, we procured an extension of the filing date to June 30, 2005, and filed the registration statement with the SEC on June 29, 2005. The registration statement was declared effective on July 22, 2005.

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On April 8, 2005, we sold a total of 937,500 unregistered common shares, together with common share purchase warrants entitling the holder to purchase 900,000 restricted common shares, to Lagunitas Partners LP, Gruber & McBaine International, Jon D. and Linda W. Gruber, and

J. Patterson McBaine for the sum of $3,000,000 pursuant to a private placement.  The warrants are exercisable at $1.60 per share, contain cashless exercise provisions, and lapse if unexercised on or before April 8, 2010.  As part of the transaction, we agreed to file a registration statement with the SEC within 20 days to register the common shares sold and the common shares issuable upon the conversion of the warrants. We further agreed to reduce the exercise price of the warrants to $1.20 per share should we fail to file the registration statement on a timely basis.  Subsequent to the private placement, we procured an extension of the filing date to June 30, 2005, and filed the registration statement with the SEC on June 29, 2005.  The registration statement was declared effective on July 22, 2005.

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On March 26, 2006, we entered into a Sales and Marketing Services Agreement with Rubbermaid.  Under this agreement, in consideration for the rights to exclusively market and sell the Fidelity 100 Monitor System and the Signalife Holter Monitor within the United States, Rubbermaid agreed to pay Signalife $2,000,000 following execution of the agreement and an additional $1,000,000 to renew the agreement for an additional year on the first and second anniversary dates of the agreement (provided, in the event that less than 201 Fidelity 100 Monitor System units have been sold in the first year of the agreement, the first renewal fee shall be reduced to $500,000).

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On October 31, 2006, we closed several private placements to accredited institutional investors pursuant to which we received gross proceeds of $2,500,000 from Trellus Partners, LP, an existing shareholder, and its affiliates, Trellus Partners II, LP and Trellus Offshore Fund Ltd., and $430,000 from three new shareholders, Nite Capital LP, Otago Partners, LLC and Landmark Charity Foundation, through the sale of a total of 1,890,323 common shares priced at $1.55 per share, together with five-year warrants entitling the holders to purchase a total of 756,129 common shares at $2.23 per share.  As part of the transaction, we agreed to file a registration statement with the SEC within 20 days of the closing date to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants to $1.83 per should we fail to file the registration statement on a timely basis, which condition we subsequently satisfied.  Maxim Partners, LLC acted as placement agent with respect to procuring the three new shareholders, and was paid a cash commission of $32,250, or 7.5% of the proceeds raised from the new shareholders, plus five-year placement agents warrants entitling it to purchase units comprised of 27,742 common shares at $1.55 per share, plus warrants entitling it to purchase a total of 11,097 common shares at $2.23 per share.

Capital Resources Going Forward

We have approximately $3,564,000 of cash on hand as of the date of this prospectus to fund our operations going forward.  As discussed above, our plan of operation for the twelve month period commencing October 1, 2006 is to commence our marketing and sales activities with respect to our Fidelity 100 Monitor System and Signalife Holter Monitor principally through Rubbermaid, and to continue product development activities with respect to our Signalife Intracardiac Monitor, and Signalife OTC Cardiac Monitor and Signalife Event Recorder products, and to complete our Gold’s Gym pilot project, and we have budgeted $5,885,500 in cash costs for that period.  The aforesaid budgeted costs exclude any manufacturing, sales and marketing and fulfillment costs associated with products sold during the twelve-month period, which we anticipate would generate positive cash flow after payment of such costs. We believe that our cash on hand, together with anticipated revenues, will be sufficient to cover these anticipated expenditures.  We are also taking steps to preserve our cash, including making payments to selected service providers and employees in common shares in lieu of cash.  Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, such as through an acquisition of new products, the depletion of our working capital would be accelerated.  To the extent it becomes necessary to raise additional cash in the future as our current cash and working capital resources are depleted, we will seek to raise it through the public or private sale of debt or equity securities, the procurement of advances on contracts or licenses, funding from joint-venture or strategic partners, debt financing or short-term loans, or a combination of the foregoing.  We may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities.  We currently do not have any binding commitments for, or readily available sources of, additional financing. We cannot give you any assurance that we will be able to secure the additional cash or working capital we may require to continue our operations.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.  For a description of those estimates, see Note 3, Significant Accounting Policies, contained in the explanatory notes to our audited financial statements for the year ended December 31, 2005 which are included in this prospectus.

On an ongoing basis, we evaluate our estimates, including those related to reserves, deferred tax assets and valuation allowance, impairment of long-lived assets, fair value of equity instruments issued to consultants for services and estimates of costs to complete contracts.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment”.  SFAS 123(R) provides investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.   SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.   SFAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees.  However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. SFAS 123(R) is applicable for Signalife effective the first interim period that starts after December 15, 2005. Signalife has evaluated the impact of the adoption of SFAS 123(R), and has determined that the impact is significant to the company’s overall results of operations and financial position.  For a description of the impact since adoption, see Note 3, “Significant Accounting Policies”, in the interim financial statements included as part of this prospectus.

In December 2004 the FASB issued two Staff Positions—FSP FAS 109-1, Application of FASB Statement 109“Accounting for Income Taxes” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, and FSP FAS 109-2 Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.  Neither of these affected the Company as it does not participate in the related activities.

In March 2005, the staff of the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”). The interpretations in SAB 107 express views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provide the staff’s views regarding the valuation of share-based payment arrangements for public companies.  In particular SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154, “ Accounting Changes and Error Corrections ” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “ Accounting Changes ” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28 ”.  SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections.  It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and was adopted by Signalife in the first quarter of 2006 resulting in no impact on the financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprises’ financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attributable for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. FIN 48 is effective for fiscal years beginning after December 15, 2006.  Management is currently analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  SFAS 157 is effective for the company on January 1, 2008.  Managenent does not expect that SFAS 157 will have a significant impact on our financial statements.

On September 13, 2006, the SEC issued Staff Accounting Bulleting No. 108 (“SAB 108”).  SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement.  Prior to SAB 108, companies might evaluate the materiality of financial statement misstatements using either the income statement or balance sheet approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet.  Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach.  Management has analyzed SAB 108 and determined that upon adoption it will have no impact on the reported results of operations or financial conditions.

LEGAL PROCEEDINGS

We have summarized below (1) any legal or governmental proceedings relating to our company or properties to which we are a party which we consider to be material and which are pending as of the date of this prospectus, and (2) any proceedings to which any of our directors, executive officers or affiliates are a party adverse to us or which have a material interest adverse to us which are pending as of the date of this prospectus.

•

On March 30, 2006, a complaint was filed in the Los Angeles County Superior Court against Signalife, each of its current directors, ARC Finance Group, LLC, Tracy Hampton-Stein, Mitchell Stein, and Atlas Stock Transfer Corporation, entitled Marvin Fink, individually, and Marvin Fink as Trustee of the Fink Family Trust, Plaintiffs, vs. Signalife, Inc., et al, Defendants.  In the complaint, Mr. Fink alleges various causes of action including, without limitation, breach of contract, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty, deceit, fraud, and negligence, and seeking damages and a mandatory injunction forcing Signalife to accept a legal opinion letter from Mr. Fink's legal counsel and to remove a restrictive legend from his Signalife common shares.  The gravamen of the complaint is that the defendants induced Mr. Fink to enter into an employment agreement with Signalife in 2002 providing for payment of compensation in the form of 2,100,000 shares of restricted stock, but have since refused to remove the restrictive legend from the shares to allow Mr. Fink to sell the shares on the public market under SEC Rule 144.  Signalife believes that Mr. Fink's claims are without basis and is vigorously defending the action.  On May 30, 2006, the company and other defendants filed Demurrers and Special Motions to Strike attacking each cause of action and the complaint as a whole as legally deficient and lacking in evidentiary support, and seeking dismissal of the action in its entirety on this and other grounds.  A Motion to Quash challenging personal jurisdiction was also filed on behalf of certain of the individual defendants, which the Court granted, resulting in dismissal of four of the named defendants.  Subsequently, plaintiffs filed a First Amended Complaint ("FAC"), to which defendants filed renewed Demurrers and Special Motions to Strike.  At a hearing held on September 1, 2006, the Court denied defendants' Special Motions to Strike, and granted in part and denied in part the Demurrers, with leave to amend.  Defendants filed a Notice of Appeal of the Court's ruling denying their Special Motions to Strike which has resulted in a stay of the lawsuit pending the appeal.  Based upon certain actions of Mr. Fink the company is currently investigating, the company shall seek a determination or shall use self-help to issue a stop transfer notification on all of Mr. Fink’s shares for fraud and breach of contract.  As of the date of this filing, neither of these remedies have been pursued yet by the company.

MANAGEMENT

Identity

The following table identifies our current executive officers and directors, their respective offices and positions, and their respective dates of election or appointment:

Name And Municipality Of Residence	Age	Office	Initial Election Or Appointment Date
Pamela M. Bunes Greenville, South Carolina	42	President, Chief Executive Officer, and Director	March 22, 2005
Kevin F. Pickard Valencia, California	43	Interim Chief Financial Officer	October 23, 2006
Budimir S. Drakulic, Ph.D. Los Angeles, California	56	Vice President and Chief Technology Officer	October 15, 2002

Lowell T. Harmison, Ph.D. Washington, D.C.	69	Director	June 6, 2003
Ellsworth Roston Los Angeles, California	83	Director	November 1, 2002
Jennifer Black Lake Oswego, Oregon	51	Director	January 20, 2004
Norma Provencio Los Angeles, California	49	Director	July 29, 2005
Rowland Perkins Los Angeles, California	72	Director	August 23, 2005
Charles H. Harrison Boulder City, Nevada	64	Director	October 23, 2006

Ms. Bunes and Dr. Drakulic provide their services as executive officers on a full-time permanent basis.  Mr. Pickard provides his services as an executive officer on a non-exclusive part-time contract basis through Pickard & Company, CPA’s, P.C.  We anticipate that Mr. Pickard will devote approximately 5-25% of his time, or two to fifteen hours per week, to Signalife depending upon the nature of the financial projects he is working on.

There are no family relationships between any two or more of our directors or executive officers.  There is no arrangement or understanding between any of our directors or executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors.  There are also no arrangements, agreements or understandings to our knowledge between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

Business Experience

Ms. Pamela M. Bunes has served as our President and Chief Executive Officer since April 15, 2005; as Assistant Secretary since March 26, 2005, and as a director since March 22, 2005.  Prior to joining Signalife, Ms. Bunes had been employed by Biosense Webster, Inc., from August 2004 to April 2005.  Prior to that, Ms. Bunes was employed as Executive Account Manager with Ethicon Endo-Surgery, Inc., having started as Account Manager of that company in October 1990 until her transfer to Biosense Webster.  Biosense Webster and Ethicon Endo-Surgery are each subsidiaries of Johnson & Johnson (NYSE:JNJ).  Prior to that, Ms. Bunes was a Corporate Loan Officer and Vice President from 1986 to October 1990, and Analyst for the Specialized Industries Mergers and Acquisitions Group (Banking) from 1985 to 1986, of First Union National Bank.  Ms. Bunes has a Bachelors’ of Arts degree with double majors in Economics and Business Administration (Finance) from Converse College in Spartanburg, South Carolina.

Mr. Kevin F. Pickard has provided his services as our interim Chief Financial Officer since October 13, 2006 on a contract basis through Pickard & Company, CPA’s, P.C., an accounting firm that specializes in providing SEC accounting and other management consulting services for small to medium sized companies, including preparing required SEC filings for public companies, due diligence on potential acquisitions, preparing projections and business plans, assisting with restructuring of companies, and positioning companies for initial public offerings.  Mr. Pickard has been the principal of Pickard & Company, CPA’s, P.C. since 1998.  Prior to that, Mr. Pickard was a Partner with Singer Lewak Greenbaum & Goldstein, LLP, from 1996 to 1998, where is co-managed the firm’s securities practice group. Mr. Pickard also spent over nine years with Coopers & Lybrand, L.L.P. (currently

PricewaterhouseCoopers, LLP), where he focused on the auditing companies in the insurance, high-tech and manufacturing industries.  Mr. Pickard holds a Bachelors of Science and Masters degrees in Accounting from Brigham Young University.

Dr. Budimir S. Drakulic has served as our Vice President and Chief Technology Officer since October 15, 2002.  Dr. Drakulic has more than 25 years of experience in the design, development and integration of hardware and software modules for biomedical microelectronics circuits and systems.  From 1997 through February of 2002, Dr. Drakulic was research and development principal for Advanced Heart Technologies, Inc., and its predecessor Advanced Heart Monitoring.   From February of 2002 until October 15, 2002 Dr. Drakulic was involved in independent research.  Dr. Drakulic was the Consultant and Chief Scientist, Medical Device Business Unit for Teledyne Electronic Technologies from 1992 through 1997.  Before that, he held numerous positions affiliated with the University of California at Los Angeles, including Visiting Assistant Professor with the Electrical Engineering Department and Director of the Microelectronics Development Lab at the Crump Institute for Medical Engineering.  He holds a Bachelor of Science degree in electrical engineering from the University of Belgrade, Yugoslavia.  He also holds a Masters degree and a Ph. D. in Electronic and Biomedical Engineering from the same university.  Dr. Drakulic was the recipient of the Ralph and Marjorie Crump Prize for Excellence in Medical Engineering from UCLA in 1985, and was a Research Fellow with the Crump Institute for Medical Engineering at UCLA.  Dr. Drakulic filed a petition for bankruptcy in November 2001.

Dr. Lowell T. Harmison has served as a director since June 6, 2003.  Dr. Harmison also served as interim Chief Executive Officer from March 26, 2005 to April 15, 2005 upon the appointment of Ms. Bunes, and as Co-Chief Executive Officer thereafter until July 15, 2005 when Ms. Bunes’ assumed complete responsibilities for the position.  Dr. Harmison has also served as a Senior Advisor since February of 2003.  Dr. Harmison has a very distinguished 35 year career in the field of biomedicine.  Most recently, Dr. Harmison has served as a director and as chairman of the board of World Doc Foundation, a private foundation promoting health education and expanded knowledge of telemedicine, since June 2002.  Dr. Harmison has also served as a director and chief executive officer of ProCell Corporation, a cancer research company, since June 2000, and as a director of pHA Bio Remediation, an environmental restoration company, since 1997.  Dr. Harmison also served as chairman of Sequella Foundation, which promotes research into tuberculosis, from 1997 to 2001, and served as a director of Sequella Inc., a research and development company for tuberculosis products, from 1997 to 2000.  Dr. Harmison is the holder of the first domestic and foreign patents on the fully implantable artificial heart; and served as Chief Executive Officer of USET, Inc. from 1987 to 1989.  Dr. Harmison also served as the Director of the Robert Maxwell Foundation, a private foundation operating internationally and consisting of 21 operating companies, from 1987 to 1989.   He also served as the Principal Deputy Assistant Secretary for Health of the U.S. Public Health Service, Department of Health and Human Services. Dr. Harmison has a Ph. D. from the University of Maryland and a B.S. and M.S. from West Virginia University.  He was also given an honorary Doctor of Science degree from West Virginia University.

Mr. Ellsworth Roston has served as a director since November 1, 2002.  Mr. Roston has practiced patent law since 1943, and currently serves as Of Counsel to the patent firm of Fulwider Patton Lee & Utecht since 1997.  Mr. Roston has a history of assisting technology companies during their development stages.  Most recently, Mr. Roston has served as a director of Natgram, Inc., an internet software developer, since 1998, Amerlin Inc., a pet house/kennel manufacturer, since 1996, and American Legal Net, a provider of legal forms, since April 2004.  Mr. Roston also served as a director of Rokenbok Corporation, a toy manufacturer, from 1996 through February 2004, and of Dome Industries, an electronic hardware manufacturer, from 1991 through 2002.  Mr. Roston was one of three founders of Brooktree Corporation, and served on its board of directors for 15 years until it was purchased by Rockwell Corporation in 1998.  Mr. Roston received his undergraduate degree and his law degree from Yale University.

Ms. Jennifer Black has served as a director since January 20, 2004.  Ms. Black has been President of her own business, Jennifer Black & Associates, since September 2003.  Her firm provides independent research for institutional clients.  Previously, since 1979, Ms. Black was with Black & Co., where she was responsible for research coverage on the apparel and specialty retail industries.  Ms. Black was President of Black & Co. when it was acquired by First Security Van Kasper in April 2000.  Subsequently, Wells Fargo Securities acquired First Security Van Kasper in September 2000.  Ms. Black left Wells Fargo Securities in September 2003.  Ms. Black serves on the Governors Council of Economic Advisors for the State of Oregon, where she has been re-appointed to a second three-year term.  Ms. Black attended Washington State and Portland State Universities.

Ms. Norma Provencio has served as a director since July 29, 2005.  Ms. Provencio is a certified public accountant with over 26 years of accounting experience, including significant audit and public company experience that qualify her as being financially sophisticated for AMEX audit committee purposes.  Since October 2003, Ms. Provencio has been president and owner of Provencio Advisory Services, Inc., a healthcare financial advisory firm.  Prior to that she was Partner-in-Charge of the Healthcare Industry for the Pacific Southwest for the KPMG LLP Partnership from May 2002 to September 2003.  Prior to that she was with Arthur Andersen from 1979 to May 2003, and was Partner-in-Charge of Andersen’s Pharmaceutical, Biomedical and Healthcare Practice for the Pacific Southwest from 1995 to 2002.  Ms. Provencio has also served on the Board of Directors of International Aluminum Corp. since October 2005.  Ms. Provencio holds a bachelors of science degree in accounting from Loyola Marymount University.

Mr. Rowland Perkins has served as a director since August 23, 2005.  Mr. Perkins has been involved in the entertainment industry for more than 40 years.  Since 1995, Mr. Perkins has been President of Double Eagle Entertainment, Inc., a company he established to develop and Produce feature, network and cable television films.  Mr. Perkins was the founding President of Creative Artists Agency, Inc., a company he co-founded in 1975 to represent all areas of creative talent in the entertainment industry.  From 1959 to 1975, Mr. Perkins was an executive with the William Morris Agency, Inc.  At William Morris, Mr. Perkins established and lead its TV Talent Division as Director, and then organized an led its Creative Services Department as Vice President.  Since 2001, Mr. Perkins has been Chairman of the Board of NPOWR Digital Media, Inc., a privately-held tech company which is promoting ‘stimTV’, which allows consumers to personalize their entertainment choices automatically on the broadband market.  Mr. Perkins also serves as a consultant, executive producer and the U.S. representative for Eagle Pictures SpA, an Italian film production and distribution company involved in the motion picture and television businesses internationally.  He also continues to executive produce select films.  In addition to the above, Mr. Perkins has been a long time member of the Academy of Television Arts and Sciences and has served on its Board of Governors.  He also has been a long time member of the Hollywood Radio and Television Society and served on its Board of Directors.  He has also served for fifteen years on the USC Libraries Scripter’s Award selection panel that annually selects the best screenplay/novel adaptation each year and gives awards to the novel’s author and the screenwriter.  Mr. Perkins graduated from UCLA with a bachelors of science degree in business administration ,and also holds an Honorary PhD in Media Communications from Pacific Western University.

Mr. Charles H. Harrison is a CPA with over 35 years of accounting and business management experience focusing on firms in the healthcare business.  Since June 2004, Mr. Harrison has been Chief Operating Officer at the Boulder City Hospital located in Boulder City, Nevada.  Prior to that, from 1996 to 2004, Mr. Harrison provided independent business consulting services to various hospitals and other healthcare providers.  From 1969 to 1996, Mr. Harrison was an accountant with Arthur Andersen LLP, having risen to the position of Partner in Charge of Healthcare for the firm’s Metropolitan Southern California practice.  Mr. Harrison holds a Bachelors of Science degree in Accounting and a Masters of Business Administration degree in Finance from the University of Southern California.

Board Of Directors

Our bylaws set the authorized number of directors on our board of directors at not less than three nor more than nine, with the actual number fixed by a resolution of our board.  As noted above, there are currently seven directors serving on our board, Mss. Bunes, Black and Provencio, Dr. Harmison, and Messrs. Roston, Perkins and Harrison.  All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified by our shareholders, both common and preferred, voting on a cumulative basis as one class, or until their earlier death, retirement, resignation or removal.  Each of the directors other than Ms. Bunes and Dr. Harmison are “independent” directors as that term is defined by AMEX.

Board Committees

Our board of directors has established three committees to date, an audit committee currently comprised of Ms. Provencio, as chairman, and Ms.  Black and Messrs. Harrison and Perkins as members; a compensation committee currently comprised of Mr. Perkins, as chairman, and Mr. Roston and Ms. Black as members; and a nomination and qualifications committee currently comprised of Mss. Provencio and Black.

Board Compensation

Our current policy with respect to compensating directors for serving on the full board is to compensate them through stock grants.  Specifically, upon his or her appointment to our board, each new director is granted an option to purchase 50,000 common shares, exercisable at its then trading price.  These options are fully vested upon grant, and lapse in five years if not exercised.  Each director will thereafter automatically be granted options on the anniversary of his or her appointment date entitling such director to purchase an additional 28,000 common shares, which options will vest quarterly based upon the continued provision of services on the board, and lapse in five years if not exercised.  The exercise price for these options is fixed at current market price as of the date of grant.

Our current policy with respect to compensating directors for serving on our audit committee is to compensate the members with a combination of cash and common share purchase options.  Specifically, the chairman of the audit committee is entitled to receive a $3,000 quarterly cash retainer, plus $1,500 fee per each meeting attended.  Upon his or her appointment, the chairman is also granted an option to purchase 30,000 common shares, exercisable at its then trading price. The chairman will thereafter automatically be granted options on the anniversary of his or her appointment entitling him or her to purchase an additional 30,000 common shares.  The other members of the audit committee receive slightly lower compensation, to wit, a $2,000 quarterly cash retainer, a $1,000 cash fee per each meeting attended; and the grant of an option to purchase 25,000 common shares, exercisable at its then trading price.  All committee options vest in four quarterly installments subject to attendance at least 90% of the committee meetings during that quarter, and lapse in five years if not exercised.

Our current policy with respect to compensating directors for serving on our compensation committee is to grant each member an option to purchase 5,000 common shares, exercisable at its then trading price, upon his or her appointment to the committee and upon each annual anniversary thereafter.  All committee options vest in four quarterly installments subject to attendance at least 90% of the committee meetings during that quarter, and lapse in five years if not exercised.

We have not yet instituted a policy for compensating members on our nomination and qualifications committee.

The following table describes the common share purchase options granted to our directors as of the date of this prospectus as compensation for serving on our board and, if applicable, committees of our board.

The following table does not include common share purchase options principally granted for the provision of services in other capacities for the company, including as an officer or as a consultant.

Name	Type	Grant Date	Common Shares Purchasable	Exercise Price	Expiration Date
Pamela M. Bunes (1)	Board	7/22/2005	50,000	$ 3.43	7/22/2010
	Board	4/15/2006	28,000	$ 3.11	4/15/2011
Ellsworth Roston	Board	2/6/2003	150,000(2)	$ 0.88	2/5/2008
	Board	11/3/2003	28,000	$ 4.40	11/2/2008
	Comp. Com.	4/1/2004	2,000	$ 6.00	3/31/2009
	Audit Com.	7/8/2004	1,500	$ 3.95	7/7/2009
	Board	11/1/2004	28,000	$ 2.90	10/31/2009
	Audit Com.	1/3/2005	2,500	$ 5.05	1/2/2010
	Comp. Com.	1/3/2005	5,000	$ 5.05	1/2/2010
	Comp. Com.	8/8/2006	5,000	$ 2.76	8/8/2011
	Board	11/1/2005	28,000	$ 3.18	10/31/2010
Dr. Lowell T. Harmison	Board	6/5/2003	50,000	$ 4.20	6/5/2008
	Board	6/6/2004	28,000	$ 6.25	6/5/2009
	Board	6/6/2005	28,000	$ 4.20	6/5/2010
	Board	6/6/2006	28,000	$ 2.36	6/5/2011
Jennifer Black	Board	1/20/2004	50,000	$ 3.50	1/19/2009
	Audit Com.	4/1/2004	500	$ 6.00	3/31/2009
	Audit Com.	1/3/2005	10,000	$ 5.05	1/2/2010
	Board	1/20/2005	28,000	$ 3.65	1/19/2010
	Audit Com.	1/3/2006	10,000	$ 2.70	1/2/2011
	Board	1/20/2006	28,000	$ 2.90	1/19/2011
	Board	8/8/2006	25,000	$ 2.76	8/8/2011
	Comp. Com.	8/8/2006	5,000	$ 2.76	8/8/2011
Norma Provencio	Board	7/29/2005	50,000	$ 3.34	7/29/2010
	Audit	7/29/2005	10,000	$ 3.34	7/29/2010
	Board	7/29/2006	28,000	$ 2.76	7/29/2010
	Audit Com.	8/8/2006	30,000	$ 2.76	8/8/2011
Rowland Perkins	Board	8/23/2005	50,000	$ 3.45	8/23/2010
	Audit Com.	8/8/2006	25,000	$ 2.76	8/8/2011
	Comp. Com.	8/8/2006	5,000	$ 2.76	8/8/2011
	Board	8/23/2006	28,000	$ 2.16	8/23/2011
Charles H. Harrison	Board	10/23/2006	50,000	$ 1.61	10/23/2011
	Audit Com.	10/23/2006	25,000	$ 1.61	10/23/2011

(2) Does not include options granted in capacity as an officer. (2) 50,000 shares pre-split.

All of the above common share purchase options vest quarterly.  We do not currently provide our directors with cash compensation, although we do reimburse their expenses.

Scientific Medical Advisory Board

Signalife has composed a board of scientific medical advisors comprised of Drs. Lowell T. Harmison, Michael M. Laks, Mitchell W. Krucoff, Andrea Natale and Robert Lux, to provide strategic assistance in the design, development and marketing of our medical devices.

Dr. Lowell T. Harmison, Ph. D., who has served as a senior advisor since February of 2003, is also a member of Signalife’s board of directors.  Dr. Harmison’s background is provided earlier in this annual report in that section captioned “Business Experience”.

Dr. Michael M Laks, M.D., who has served as a senior advisor since June 2003, is presently a Distinguished Professor of Medicine in the Division of Cardiology at the UCLA School of Medicine, Senior Physician at the Harbor-UCLA Medical Center, a reviewer for the New England Journal of Medicine, and Associate Editor of the Journal of Electrocardiology.  Dr. Laks has published over 400 scientific and medical-related papers, and is a leading researcher in the field of computerized electrocardiography, with a research focus on microelectronics, cardiovascular system, bioengineering, electrophysiology, cardiovascular diseases, cardiology, automated clinical analysis, medical instrumentation, biotechnology and death and mortality, and having served as a consultant to Hewlett Packard on its first computerized ECG program.

Mitchell W. Krucoff, M.D., F.A.C.C., F.C.C.P., who has served as a senior advisor since June 2004, is presently Associate Professor of Medicine/Cardiology at Duke University Medical Center, as well as the Director of eECG Core Laboratory and Interventional Device Trials at Duke Clinical Research Institute.  Dr. Krucoff is a Fellow of the American College of Cardiology, on the Executive Committee of the International Society of Computerized Electrocardiology as well as a member of the Circulatory Devices Advisory Panel, U.S. FDA.  Dr. Krucoff has published over 200 scientific and medical related papers.  Dr. Krucoff received has bachelors’ degree from Yale University in 1976 and his medical degree from George Washington University in 1980.

Andrea Natale, M.D., who has served as a senior advisor since September 2004, is presently Professor of Medicine at the Ohio State University, and Program Director of the EP Fellowship Program at the Department of Cardiology of the Cleveland Clinic Foundation.  Dr. Natale has been with the Ohio State University and the Cleveland Clinic Foundation since 1999, having previously served as Director of Electrophysiology Laboratories of the Section of Electrophysiology and Pacing, then Co-Section Head of the Section of Electrophysiology and Pacing, and then as Medical Director, Center for Atrial Fibrillation.  Previously, Dr. Natale was Associate Professor of Medicine at the University of Kentucky from 1997 to 1998, Assistant Professor of Medicine at the Duke University Medical Center and Director of the Electrophysiology Laboratory at the Durham Veterans Administration Medical Center from 1994 to 1997, and Head of the Cardiovascular Physiopathology Section of the Italian Air Force Aerospace Research Centre in Rome, Italy, from 1988 to 1989.  Dr. Natale received his medical degree from the Medical School at the University of Florence, Italy.

Robert Lux, M.D., who has served as a senior advisor since October 2006, is presently a Professor of Medicine at the University of Utah School of Medicine, Division of Cardiology. Dr. Lux focuses his research on electrocardiographic mapping, cardiac repolarization, and the visualization, characterization, and analysis of dynamic cardiac electrophysiologic phenomena, and has published or co-published over twenty scientific and medical related papers.  Dr. Lux holds a bachelors’ of science degree in electrical engineering from Yale University, and masters’ of science and Ph.D. degrees in electrical engineering from the University of Vermont.

Medical Advisor Compensation

Each of the members of the medical advisory board and each senior medical advisor provide consulting services to Signalife under consulting agreements and, as such, do not receive additional compensation for acting as a member of the medical advisory board.

Dr. Lowell T. Harmison is compensated for providing consulting services on a project-by project basis.  See “Transactions And Business Relationships With Management And Principal Shareholders—Transactions With Executive Officers, Directors And Shareholders”.

Dr. Michael M. Laks is compensated for providing consulting services under an agreement dated June 2, 2003.  Under that agreement, Dr. Laks received an initial grant of options entitling him to purchase 108,000 common shares at $2.40 per share, vesting over equally over four quarters, and cash compensation of $9,000 per quarter for the provision of up to 50 hours of consulting during that quarter.  Any additional consulting services are compensated at the rate of $450 per hour.

Dr. Mitchell W. Krucoff is compensated for providing consulting services under a one-year agreement dated May 26, 2004.  Under that agreement Signalife was obligated to pay Dr. Krucoff for his services the sum of $3,750 per quarter.  Although the original term has expired, Signalife continues to engage the services of Dr. Krucoff on the same basis.

Dr. Natale is compensated for providing consulting services under a three-year agreement dated September 10, 2004. Under that agreement Signalife pays Dr. Natale for her services the sum of $4,500 per quarter.

Dr. Lux is compensated for providing consulting services under a one-year agreement dated November 1, 2006. Under that agreement Signalife paid Dr. Lux for his services the sum of $3,750 per quarter.

Other Significant Employees And Consultants

William R. Matthews has served as our Director of Regulatory Affairs since July 2004.  Prior to joining Signalife, Mr. Matthews provided consulting services to Signalife from December 2003 to July 2004, was Vice President, Government Affairs and Product Assurance for Viasys Healthcare (NYSE:VAS) from February 1999 to December 2003, was Executive Vice President, Operations, of Xylum Corporation from 1993 to 1998; was Corporate Director Engineering and Manufacturing, and ultimately Corporate Director, Product Assurance and Regulatory Affairs for W.R. Grace Company (NYSE:GRA) from 1987 to 1993; was Plant Manager for Beiersdorf, Inc. from 1981 to 1987; and Production Supervisor, R&D Supervisor and ultimately Production Superintendent for Best Foods Inc. from 1976 to 1981. Mr. Matthews holds a Bachelors of Science degree in chemistry awarded by St. Peters University (New Jersey).

Employment And Consulting Agreements With Executive Management

Pamela M. Bunes, Chief Executive Officer and President

On April 15, 2005, Signalife entered into a five-year employment agreement with Ms. Pamela M. Bunes with respect to the provision of services as our Chief Executive Officer and President and as a director of the company in connection with her appointment as our Chief Executive Officer and President on that date.  The essential terms of the employment agreement are as follows:

•

Ms. Bunes is entitled to a base salary of $300,000 per year, subject to adjustment after the first anniversary of the agreement upon a performance review by the board.

•

Ms. Bunes received a $32,000 signing bonus; and

•

Ms. Bunes is entitled to a number of employee benefits under the agreement, including the provision of an automobile and the right to participate in company benefit plans, including any bonus plans established for management or other benefit plans established for executive officers.

•

In addition, Ms. Bunes was granted a share purchase option entitling her to purchase 750,000 unregistered common shares at $3 per share, reflecting the closing price of our common stock as of the date of the agreement.  The right to exercise the option vests quarterly in tranches of 37,500 shares per quarter over the term of the employment agreement based upon the continuous provision of services by Ms. Bunes, and lapse to the extent unexercised on April 15, 2010 with respect to the first sixteen quarterly tranches, and April 15, 2011 with respect to the final four quarterly tranches.

The employment agreement provides for early termination in the case of Ms. Bunes’ death or disability, Ms. Bunes’ termination by Signalife for “cause” as that term is defined in the agreement; and Ms. Bunes’ termination of employment for “good reason” as that term is defined in the agreement, which includes a change in control.  Signalife and Ms. Bunes may each also terminate the agreement upon 60 days prior notice with cause or good reason, respectively.  In the event of an early termination of the agreement for any reason, all compensation and benefits under the agreement will terminate as of the date of termination, with the payment of any bonuses payable under any bonus plan adopted by the company being pro rated as of the date of termination.  In addition, all unvested options shall lapse.  In the event of Ms. Bunes’ death or in the event Signalife should terminate the agreement without cause or should Ms. Bunes terminate the agreement for good reason, Signalife shall also be obligated to continue to pay Ms. Bunes her base salary and to continue to provide employee benefits for a period of twelve months, except that in the event of Ms. Bunes death, this obligation shall terminated upon the expiration of the intended term of the agreement if shorter.

Concurrent with entering into the employment agreement, we entered into an indemnification agreement with Ms. Bunes.

Kevin F. Pickard, Interim Chief Financial Officer

Mr. Pickard provides his services as interim Chief Financial Officer on a contract basis through Pickard & Company, CPA’s, P.C.  Mr. Pickard is paid for his services at the rate of $250 per hour.

Budimir Drakulic, Vice President and Chief Technology Officer

On October 11, 2002, Signalife reached an agreement-in-principle with Dr. Budimir Drakulic to become our Vice President and Chief Technology Officer on a consulting basis through his consulting companies.

Pursuant to that understanding, on October 15, 2002, we entered into a loan-out agreement with B World Technologies, Inc. (“B World Technologies”) B Technologies, Inc. (“B Technologies”) relative to the provision of Dr. Drakulic’s services, which formally commenced as of that date.  This agreement has been modified by amendments dated June 26, 2006 and October 2, 2006.  The essential terms of the loan-out agreement are as follows:

•

The pending term of the agreement expires on June 26, 2016.  After the expiration of the pending term, the agreement renews automatically for successive one year terms, unless either party delivers 90-days’ written notice to the other of their intent not to renew.

•

Dr. Drakulic’s services are provided on a mutually-acceptable part-time basis.

•

Signalife pays B Technologies a monthly service fee in the amount of $15,000 for Dr. Drakulic’s services under the agreement.

•

B World Technologies was granted 600,000 “restricted” common shares (200,000 shares pre-split), to be earned over five years of continuous provision of services by Dr. Drakulic.  These shares, which will be held in escrow with the company pursuant to the terms of a restricted stock agreement until they are earned, vest at the rate of 30,000 shares per quarter with the first 30,000 shares vesting on January 15, 2003.  B World Technologies is entitled to all dividends which may be declared with respect to these shares, even if not vested.

The loan-out agreement provides for early termination should B World and B Technologies fail, neglect or refuse to provide Dr. Drakulic’s services.  In such an event, all compensation under the agreement will terminate and the unvested portion of the 600,000 restricted common share grant shall be deemed forfeit as of the effective termination date.

Since March 1, 2003, Dr. Drakulic has worked for us on a full-time basis even though the loan-out agreement only provides for the provision of part-time services.  We have agreed to characterize these additional services as being provided by Dr. Drakulic as an employee, and to pay him $7,500 annually as compensation for their provision.  Since January 1, 2004, this compensation was increased to $37,000 per year.

On March 10, 2003, as additional incentive for the performance of Dr. Drakulic, we granted to B World Technologies options entitling it to purchase 750,000 common shares at $0.95 per share.  These options vest quarterly over a four year term, and lapse, if not exercised, on March 9, 2008.

On June 26, 2006, we agreed with extend the loan-out agreement with B World Technologies pursuant to which Dr. Budimir Drakulic provides his services as our Chief Technology Officer for a period of ten years until June 26, 2016, subject to our review of compensation payable to B World Technologies.  On October 2, 2006, upon review of the aforesaid compensation provisions, we granted to B World Technologies an additional 300,000 common shares outright, and also granted it options entitling it to purchase an additional 300,000 common shares at $6 per share.  These options vest on October 2, 2008, and lapse, if not exercised, on October 2, 2011.  We also agreed to grant to B World Technologies an additional 200,000 common shares on October 2, 2008 in the event that Dr. Drakulic is then employed, and the price for our common shares is at least $3 per share, provided that if the total value of such shares as of such date exceeds $750,000, then such lesser number of shares shall be granted with a value not to exceed $750,000.  We are currently renegotiating this compensation due to recent increases in Dr. Drakulic’s corporate responsibilities and obligations.

Concurrent with entering into the loan-out agreement, B World Technologies, B Technologies and Dr. Drakulic signed an employment, confidential information, invention assignment and arbitration agreement under which they agreed, among other things, to assign to us all of Dr. Drakulic’s right, title and interest in and to any and all inventions, discoveries, etc. which he conceives or develops while engaged by Signalife.

Lowell T. Harmison, Director and Consultant

Dr. Harmison currently provides consulting services on a project-by-project basis.  See “Transactions And Business Relationships With Management And Principal Shareholders—Transactions With Executive Officers, Directors And Shareholders”.

Ellsworth Roston, Director and Patent Consultant

Mr. Roston provides patent consulting and legal work through his law firm, Fulwider Patton Lee & Utecht, LLP.  See “Transactions And Business Relationships With Management And Principal Shareholders—Transactions With Executive Officers, Directors And Shareholders”.

Summary Compensation Table

The following table shows the compensation earned over each of the past three fiscal years by each person who was a “named executive officer” (as that term is defined by the SEC) of Signalife during fiscal 2005.

Long Term Compensation
		Annual Compensation (1)			Awards		Payouts
Named Executive Officer and Principal Position	Year	Salary	Bonus	Other	Restricted Stock	Securities Underlying Options & SARs	Long Term Incentive Plan	All Other Comp- ensation
Pamela M. Bunes (2) President and Chief Executive Officer	2005 2004 2003	$ 301,343 — —	$ — — —	$ 19,154(12) — —	$ — — —	800,000 — —	$ — — —	$ — — —
Dr. Lowell T. Harmison (3) Former Interim President and Chief Executive Officer	2005 2004 2003	$ 107,000(8) 54,000(8) 9,000(8)	$ — — —	$ — — —	$ — — —	28,000 28,000 266,000	$ — — —	$ — — —
Marvin H. Fink (4) Former Chief Executive Officer and President	2005 2004 2003	$ 1(9) 1(9) 1(9)	$ — — —	$ 11,763(13) 21,176(13) 19,598(13)	$ — — —	5,000 30,000 178,000	$ — — —	$ — — —
Rodney Hildebrandt (5) Chief Operating Officer	2005 2004 2003	$ 98,237 — —	$ — — —	$ 660(14) — —	$ — — —	1,050,000 — —	$ — — —	$ — — —
Dr. Budimir Drakulic (6) Vice President and Chief Technology Officer	2005 2004 2003	$ 287,325(10) 207,105(10) 180,000(10)	$ — — —	$ 15,925(15) — —	$ — — —	— — 750,000	$ — — —	$ — — —

Robert C. Scherne (7) Interim Chief Financial Officer	2005 2004 2003	$ 52,350(11) — —	$ — — —	$ — — —	$ — — —	— — —	$ — — —	$ — — —

(1)

Includes, among other things, perquisites and other personal benefits, securities or property paid to the recipient in all capacities to the company which exceed in the aggregate the lesser of either $50,000 or 10% of the total annual salary and bonus reported for that fiscal year.

(2)

Ms. Bunes has served as our President and Chief Executive Officer since April 15, 2005.

(3)

Dr. Harmison also served as interim Chief Executive Officer and interim President from March 26, 2005 and March 28, 2005, respectively, to April 15, 2005, when Ms. Bunes was hired.  Thereafter, Dr. Harmison served as co-CEO until July 15, 2005, when Ms. Bunes assumed all responsibilities under these positions.

(4)

Mr. Fink served as our Chief Executive Officer from October 12, 2002 to March 22, 2005, and as our President from October 12, 2002 to March 28, 2005.

(5)

Mr. Hildebrandt served as our Chief Operating Officer from March 22, 2005 to October 23, 2006.

(6)

Dr. Drakulic has served as our Vice President and Chief Technology Officer since October 15, 2002.

(7)

Mr. Scherne served as our interim Chief Financial Officer from January 12, 2005 to October 23, 2006.

(8)

Reflects payments to Dr. Harmison under his consulting agreements with the company.

(9)

Signalife has recorded a non-cash accounting expense in the amount of $80,000 to reflect the value of Mr. Fink’s services.

(10)

Includes consulting payments to B Technoogies, a corporation a corporation which provides Dr. Drakulic’s services pursuant to the terms of a loan-out agreement.

(11)

Amounts paid to Robert C. Scherne, CPA, PC.

(12)

Includes $15,391 in automobile allowance payments and $3,763 in premiums payable on health insurance.

(13)

Includes $1,200, $14,000 and $14,000 in automobile allowance payments for 2005, 2004 and 2003, respectively, and $10,563, $7,176 and $5,598 in premiums payable on health insurance for 2005, 2004 and 2003, respectively.

(14)

Premiums payable on health insurance.

(15)

Includes $1,440, in automobile allowance payments and $5,805 in premiums payable on life and health insurance.

Stock Options And Stock Appreciation Rights Grant Table

The following table provides certain information with respect to individual grants during the 2005 fiscal year to each of our named executive officers of common share purchase options or stock appreciation rights relating to our common shares:

Name	Common Shares Underlying Grant Of Options Or SARs In Fiscal 2005	As Percentage Of Grants To All Employees(1)	Exercise Or Base Price	FMV At Grant Date	Expiration Date As Of December 31, 2005
Pamela M. Bunes	633,333	26.5%	$3.00	$3.00	April 15, 2010
Pamela M. Bunes	116,667	4.9%	$3.00	$3.00	April 15, 2010
Pamela M. Bunes	50,000	2.1%	$3.43	$3.43	July 22, 2010
Rodney Hildebrandt(2)	1,000,000	41.9%	$3.10	$3.10	April 18, 2010
Rodney Hildebrandt(2)	50,000	2.1%	$3.43	$3.43	July 22, 2010
Dr. Lowell T. Harmison	28,000	1.2%	$4.20	$4.20	October 11, 2009
Marvin H. Fink(3)	2,000	0.1%	$5.05	$5.05	October 11, 2009

Dr. Budimir S. Drakulic(4)	—	—	—	—	—
Robert C. Scherne(5)	—	—	—	—	—

(5)

The numerator in calculating this percentage includes common share purchase options granted to each named executive officer in fiscal 2005 in all capacities with the company, including as an officer, director or consultant.  In calculating the percentage of grants with respect to each named executive officer, the denominator is 2,387,500, which represents options granted to all Signalife employees during fiscal 2005, plus the amount of any options granted to such named executive officer in any capacity other than as an officer.

(2)

Mr. Hildebrandt served as our Chief Operating Officer from March 22, 2005 to October 23, 2006.

(3)

Mr. Fink served as our Chief Executive Officer from October 12, 2002 to March 22, 2005, and as our President from October 12, 2002 to March 28, 2005.

(4)

Granted to B Technologies, a corporation which provides Dr. Drakulic’s services pursuant to the terms of a loan-out agreement.

(5)

Mr. Scherne served as our interim Chief Financial Officer from January 12, 2005 to October 23, 2006.

Stock Options And Stock Appreciation Rights Exercise And Valuation Table

The following table provides certain information with respect to each of our named executive officers concerning any common share purchase options or stock appreciation rights they may have exercised in fiscal 2005, and the number and value of any unexercised common share purchase options or stock appreciation rights they may hold as of December 31, 2005:

Unexercised In-The-Money Options and SARs at December 31, 2005
Named Executive Officer	Shares Acquired On Exercise	Value Realized (1)	Number (Exercisable/ Unexercisable)	Value (2) (Exercisable/ Unexercisable)
Pamela M. Bunes	—	—	— / —	— / —
Rodney Hildebrandt (3)	—	—	— / —	— / —
Dr. Lowell T. Harmison	—	—	216,000 / 0	$362,880 / $0
Marvin H. Fink (4)	—	—	178,000 / 0	$275,580 / $0
Dr. Budimir S. Drakulic (5)	—	—	515,625 / 234,375	$876,563 / $398,438

Robert C. Scherne(6)	—	—	— / —	— / —

(6)

The dollar amount shown represents the difference between the fair market value of our common stock underlying the options as of the date of exercise and the option exercise price.

(2)

The dollar value provided represents the cumulative difference in the fair market value of our common stock underlying all in-the-money options as of December 31, 2005 and the exercise prices for those options.  Options are considered “in-the-money” if the fair market value of the underlying common shares as of the last trading day in fiscal 2005 exceeds the exercise price of those options.  The fair market value of Signalife common shares for purposes of this calculation is $2.65, based upon the closing price for our common shares as quoted on AMEX on December 31, 2005.

(3)

Mr. Hildebrandt served as our Chief Operating Officer from March 22, 2005 to October 23, 2006.

(4)

Mr. Fink served as our Chief Executive Officer from October 12, 2002 to March 22, 2005, and as our President from October 12, 2002 to March 28, 2005.

(5)

Granted to B Technologies, a corporation which provides Dr. Drakulic’s services pursuant to the terms of a loan-out agreement.

(6)

Mr. Scherne served as our interim Chief Financial Officer from January 12, 2005 to October 23, 2006.

PRINCIPAL SHAREHOLDERS

The following table sets forth selected information, computed as of January 4, 2007, about the amount of shares beneficially owned by each of our “executive officers” (defined as our President, Secretary, Chief Financial Officer or Treasurer, any vice-president in charge of a principal business function, such as sales, administration or finance, or any other person who performs similar policy making functions for our company or those of any of our subsidiaries); each of our directors (or those of our subsidiaries); each person known to us to own beneficially more than 5% of any class of our securities; and the group comprised of our current directors and executive officers.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 and 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which calculates ownership based solely upon sole or shared voting power or investment power, and the information is not necessarily indicative of beneficial ownership for any other purpose, including the determination of direct or indirect pecuniary ownership.  See footnote (1) to this table.  We believe that each individual or entity named has sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted.  Unless otherwise stated, the address of each person is 531 South Main Street, Suite 103, Greenville, South Carolina 29601.

	Class Of Stock(1)
	Common (Voting)		Series ’A’ Preferred (2) (Voting)
Name	Amount	%	Amount	%
Pamela M. Bunes (3)(4)	351,501(11)	0.8%	0	—
Kevin F. Pickard (3)	—	—	0	—

Dr. Budimir S. Drakulic (3)	—(12)	—	0	—
Ellsworth Roston (4)	991,250(13)	2.3%	0	—
Dr. Lowell T. Harmison (4)	360,293(14)	0.9%	0	—
Jennifer Black (4)	112,500(15)	0.3%	0	—
Norma Provencio (4)	81,500(16)	0.2%	0	—
Rowland Perkins (4)	74,500(17)	0.2%	0	—
Charles H. Harrison (4)	18,750(18)	—	0	—
Tracey Hampton / ARC Finance Group, LLC (5)(6)	22,605,800(19)	54.0%	0	—
Trellus Management Co. (5)(7)	6,198,885(20)	14.1%	0	—
Gruber & McBaine Capital Management, LLC, & Affiliates (5)(8)	4,705,500(21)	11.0%	0	—
Marvin H. Fink (5)(9)	2,263,000(22)	5.4%	0	—
Otape Investments LLC (5)(10)	0	—	83,335	84.5%
John Viney (5)	0	—	10,104	10.2%
Directors and executive officers, as a group	2,001,544(23)	4.6%	0	—

*

Less than one-tenth of one percent.

(1)

Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrant or conversion of series ’A’ preferred shares. The number of outstanding shares of our common and series ’A’ preferred shares as of January 4, 2007 are 42,676,277 and 97,909 shares, respectively.

(2)

Each series ’A’ preferred share is convertible into one common share.

(3)

Executive Officer.

(4)

Director.

(5)

5% shareholder.

(6)

The address of Ms. Hampton and ARC Finance Group LLC is 23679 Calabasas Road, Suite 754, Calabasas, CA 91302.

(7)

The address of Trellus Partners LP is 350 Madison Avenue 9th Floor, New York, New York 10017.

(8)

The address of Gruber McBaine Capital Management, LLC, J. Patterson McBaine and the Jon D. and Linda W. Gruber Trust dated July 4, 2004 is 50 Osgood Place, San Francisco, CA 94133.

(9)

The address of Mr. Fink is 11500 West Olympic Boulevard, Los Angeles, CA 90064.

(10)

The address of Otape Investments LLC is 1 Manhattan Road, Purchase, NY 10577.

(11)

Includes 333,500 common shares issuable upon exercise of vested warrants granted to Ms. Bunes in her capacity as Chief Executive Officer.

(12)

Does not include shares or options held by B World Technologies, Inc., insofar as Dr. Drakulic doens not own or control this corporation.

(13)

Includes 296,250 common shares held by Roston Enterprises, 450,000 common shares issuable upon exercise of vested warrants granted to Mr. Roston in his capacity as a consultant, and 245,000 common shares issuable upon exercise of vested options granted to Mr. Roston in his capacity as a director.

(14)

Includes 216,000 common shares issuable upon exercise of vested warrants granted to Dr. Harmison in his capacity as a consultant, and 120,000 common shares issuable upon exercise of vested options granted to Dr. Harmison in his capacity as a director.

(15)

Includes 112,500 common shares issuable upon exercise of vested options granted to Ms. Black in her capacity as a director.

(16)

Includes 81,500 common shares issuable upon exercise of vested warrants granted to Ms. Provencio in her capacity as a director.

(17)

Includes 74,500 common shares issuable upon exercise of vested warrants granted to Mr. Perkins in his capacity as a director.

(18)

Includes 18,750 common shares issuable upon exercise of vested warrants granted to Mr. Harrison in his capacity as a director.

(19)

Includes 20,448,900 common shares directly held by ARC Finance Group, LLC, and 2,156,900 common shares that we believe were transferred by ARC to its independent trustee of revocable blind trusts established by ARC Finance Group as reported by ARC Finance Group in a schedule 13D filed with the SEC on February 15, 2006.  ARC Finance Group is owned and controlled by Ms. Hampton-Stein.  As reported in the schedule 13D, the blind trusts were established pursuant to section 16 of the Securities and Exchange Act of 1934 in principal part to ensure that ARC Finance Group and its principals and affiliates have no control or knowledge of selling or buying activities with respect to the sale, purchase, hypothecation or other transfer or disposition of common shares held by the trustee, thereby allowing ARC Finance Group to avoid the appearance of any impropriety relative to the use of inside information in connection with such decisions and activities in view of ARC Finance Group’s putative ability as majority shareholder to procure inside information.  In order to maintain the confidentiality of all transactions by the trustee of the blind trusts and to protect itself from even the appearance of insider trading, the trustee is legally prohibited from providing to ARC Finance Group, and ARC Finance Group is legally prohibited from requesting from the trustee, any information regarding the holdings of the blind trusts or transactions in the company’s securities.  As a consequence, the current holdings of the trustee of the blind trusts in our common shares may be less or more than the 2,156,900 shares reported as being transferred to the trustee for purposes of preparing this table.

(20)

Includes:  (1) 4,053,723 common shares reported as collectively owned by Trellus Partners, LP, Trellus Partners II, LP and Trellus Offshore Fund, Ltd.; (2) 1,714,452 shares issuable upon exercise of vested warrants held by Trellus Partners, LP; (3) 7,742 shares issuable upon exercise of vested warrants held by Trellus Partners II, LP; and (4) 422,968 shares issuable upon exercise of vested warrants held by Trellus Offshore Fund Ltd.  Voting and investment power over Trellus Partners, LP, Trellus Partners II, LP and Trellus Offshore Fund Ltd. is held by their investment advisor, Trellus Management Co.

(21)

Includes:  (1) 3,805,500 common shares reported as collectively held by Gruber McBaine Capital Management, LLC and its affiliates, to wit, Jon D. Gruber, J. Patterson McBaine, and Eric Swergold, and Lagunitas Partners LP; (2) 630,000 shares issuable upon exercise of vested warrants held by Laganitas Partners; (3) 150,000 shares issuable upon exercise of vested warrants held by Gruber & McBaine International; (4)  60,000 shares issuable upon exercise of vested warrants held by J. Patterson McBaine;  and (5) 60,000 shares issuable upon exercise of vested warrants held by the Jon D. and Linda W. Gruber Trust dated July 4, 2004.  Voting and investment power over Lagunitas Partners LP is held by its general partner, Gruber & McBaine Capital Management, LLC. Voting and investment power over shares beneficially owned by Gruber & McBaine International is held by its investment advisor, Gruber & McBaine Capital Management, LLC.  Gruber & McBaine Capital Management, LLC is controlled by its managers, Messrs. J. Patterson McBaine and Jon D. Gruber.  Voting and investment power over shares beneficially owned by the Jon D. and Linda W. Gruber Trust dated July 4, 2004 is held by its trustees, Jon D. Gruber and Linda W. Gruber.

(22)

Includes 2,100,000 common shares held by the Fink Family Trust, and 213,000 common shares issuable upon exercise of vested options granted to Mr. Fink in his capacity as a director.

(23)

Includes 1,663,000 common shares issuable to executive officers and directors as a group upon exercise of vested common share purchase options and warrants.

TRANSACTIONS AND BUSINESS RELATIONSHIPS WITH
MANAGEMENT AND PRINCIPAL SHAREHOLDERS

Transactions With Executive Officers, Directors And Shareholders

Summarized below are certain transactions with Signalife which were entered into on or after December 26, 2004, or were entered into prior to December 26, 2004, but remained executory on or after that date, or are proposed, in which any person who is currently an executive officer, director or holder of more than five percent of any class of our securities, or any of their immediate family members, had or will have a direct or indirect interest:

•

On January 21, 2005, we entered into a consulting agreement with one of our directors, Dr. Lowell T. Harmison, in connection with the provision of his services in evaluating the applicability of our technology to the EEG market.  Under this agreement, we acknowledged that Dr. Harmison had previously provided services for this project for which we compensated him with the sum of $70,000 in registered common shares, and that Dr. Harmison would provide an additional $84,000 in services, payable at the rate of $16,000 per month, to complete the project over a six month term.

•

Since that date, Dr. Harmison has rendered consulting services on a project-by-project basis, and has since invoiced the company on November 2, 2006 for (1) $36,000 for twelve months of services relating to ECG monitors, data, uses, regulatory matters and third-party testing; (2) $28,000 for assisting in the preparation of a pharmaceutical white paper; and (3) $19,000 for services relating to product development and focus activities.

•

On January 21, 2005, we entered into a consulting agreement with one of our directors, Dr. Lowell T. Harmison, in connection with the provision of his services in evaluating the applicability of our technology to the EEG market.  For a description of this agreement, see “Business—Employment And Consulting Agreements With Executive Management”.

•

On April 15, 2005, we entered into a five-year employment agreement with Ms. Pamela M. Bunes with respect to the provision of services as our Chief Executive Officer and President and as a director of the company.  For a description of this agreement, see “Business—Employment And Consulting Agreements With Executive Management”.

•

On April 18, 2005, we entered into a four-year employment agreement with Mr. Rodney Hildebrandt with respect to the provision of services as our Chief Operating Officer and Secretary and as a director of the company.  For a description of this agreement, see “Business—Employment And Consulting Agreements With Executive Management”.

•

Mr. Pickard provides his services as an executive officer on a non-exclusive part-time contract basis through Pickard & Company, CPA’s, P.C. since October 23, 2006  For a description of this arrangement, see “Business—Employment And Consulting Agreements With Executive Management”.

•

One of our directors, Mr. Ellsworth Roston, is a patent attorney whose law firm, Fulwider Patton Lee & Utecht, LLP, also handles our patent work and which is compensated separately for the provision of Mr. Roston’s legal services.  Fulwider Patton Lee & Utecht, LLP provided services to Signalife in the amounts of $162,603 and $125,442 during fiscal 2005 and the nine-month interim period ended September 30, 2006, respectively.

Parent Corporation

ARC Finance Group, LLC, may own as much as 54.0% of our outstanding common shares.  ARC Finance Group is principally owned and controlled by Ms. Tracey Hampton.  As a consequence, Ms. Hampton has the ability, through ARC Finance Group, to elect a majority of our board of directors, and thereby control our management.  Ms. Hampton also has the ability to control the outcome of corporate actions requiring shareholder approval, including mergers and other changes of corporate control, going private transactions, and other extraordinary transactions.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital consists of (1) 100,000,000 shares of common stock, par value $.001 per share (these shares are referred to in this prospectus as “common shares”), and (2) 10,000,000 shares of “blank check” preferred stock, par value $.001 per share (these shares are referred to in this prospectus as “preferred shares”), having such rights, preferences, privileges and restrictions as may be designated from time-to-time by our board.  On September 25, 2003, our board of directors designated 1,818,710 of the preferred shares as series ’A’ convertible preferred stock (these shares are referred to in this prospectus as “series ’A’ preferred shares”), with the rights, preferences, privileges and restrictions described below.  On April 26, 2004, we increased the number of shares designated as series ’A’ preferred shares to 3,000,000.  As of January 4, 2007, we had issued and outstanding or accrued for issuance a total of: (1) 42,676,277 shares of common stock, and (2) 97,909 shares of series ’A’ convertible preferred stock, plus an additional 33,322 unissued series ’A’ preferred shares accrued for issuance as dividends through September 30, 2006.

Common Shares

Our common shareholders are entitled to one vote per share on all matters to be voted upon by those shareholders, and are also entitled to cumulative voting for the election of directors.  Subject to the rights of our series ’A’ preferred shares, our common shareholders are entitled to receive ratably dividends as they may be declared by our board of directors out of funds legally available for that purpose.  Subject to the rights of our series ’A’ preferred shares, upon the liquidation, dissolution, or winding up of the company, our common shareholders will be entitled to share ratably in all of the assets which are legally available for distribution, after payment of all debts and other liabilities.  Our common shareholders have no preemptive, subscription, redemption or conversion rights.  All of our currently outstanding common shares are, and all of our common shares offered for sale under this prospectus will be, validly issued, fully paid and non-assessable.

Preferred Shares

We may issue our preferred shares from time to time in one or more series as determined by our board of directors.  The voting powers and preferences, the relative rights of each series, and the qualifications, limitations and restrictions thereof may be established by our board of directors without any further vote or action by our shareholders.

Series ’A’ Preferred Shares

Our series ’A’ preferred shares have the following rights, preferences, privileges and restrictions:

•

Rank—Our series ’A’ preferred shares rank senior to our common shares, and any other securities we may issue;

•

Dividends—Our series ’A’ preferred shareholders are entitled to receive an annual cumulative dividend on each share equal to $0.24 payable quarterly, on March 31, June 30, September 30 and December 31 of each year, either in cash from funds legally available for that purpose, or in kind, in the form of additional series ’A’ preferred shares, at our discretion.  Dividends for the period between the October 2, 2003 sale of the shares and December 31, 2003 are pro rated based upon the actual number of days elapsed, assuming a 360- day year.  If the dividend is paid in the form of series ’A’ preferred shares, each share which is paid will be valued at $3 per share.

•

Conversion—Each series ’A’ preferred share, together with any accrued dividends payable in series ’A’ preferred shares, is convertible at the option of the holder at any time into common shares on a one-for-one basis. The conversion price for the series ’A’ preferred shares is subject to certain weighted average anti-dilution adjustments.

•

Forced Conversion—We can force conversion of the series ’A’ preferred shares into common shares upon 45 days written notice to the holders of the shares in the event that:

o

our common shares are listed on a qualified national exchange (Nasdaq, AMEX or NYSE);

o

the closing bid price for our common shares as reported by the Nasdaq, AMEX or NYSE is at least $7.50 for 30 consecutive trading days ending within three trading days prior to the date of the written notice of conversion;

o

the average trading volume during any such 30 consecutive trading day period equals or exceeds 30,000 shares per day; and

o

the common shares underlying the series ’A’ preferred shares are covered by an effective registration statement filed with the SEC.

•

Liquidation Rights—In the event of any liquidation, dissolution or winding up of Signalife, either voluntary or involuntary, our series ’A’ preferred shareholders are entitled to receive an amount per share equal to the greater of $3 for each outstanding share plus accrued and unpaid dividends, as adjusted for stock dividends, stock distributions, splits, combinations or recapitalizations, or the amount such shareholders would be entitled to receive had they converted their series ’A’ preferred shares into common shares.  These rights are prior and in preference to any distribution of any of our assets to our common shareholders or holders of any other series or class of preferred shares.

•

Voting Rights—Our series ’A’ preferred shareholders have the right to vote on an as-converted basis, with our common shareholders on all matters submitted to a vote of our shareholders.  In addition, we cannot, without the prior approval of the holders of at least a majority of our then issued and series ’A’ preferred shares voting as a separate class:

o

issue or create any series or class of equity securities with rights superior to or on a parity with our series ’A’ preferred shares or increase the rights or preferences of any series or class of equity securities having rights or preferences that are junior to our series ’A’ preferred shares so as to make the rights or preferences of such series or class equal or senior to our series ’A’ preferred shares;

o

pay any cash dividends on shares of our capital stock; or

o

effect any exchange or reclassification of any stock affecting our series ’A’ preferred shares or a recapitalization involving Signalife and our subsidiaries, if any, taken as a whole;

Further, we cannot, without the approval of each series ’A’ preferred shareholder:

o

effect any amendment of our Certificate of Incorporation or Bylaws which would materially and adversely affect his or her rights as a shareholder; or

o

amend, alter, or repeal the preferences, special rights, or other powers of the series ’A’ preferred shares so as to adversely effect the shareholder.

Options And Warrants Convertible into Common Shares

As of January 4, 2007, there were outstanding common share purchase options or warrants entitling the holders to purchase up to 10,493,167 shares of common stock at weighted average exercise prices of $2.35 per share.

EQUITY COMPENSATION PLANS

Summary Equity Compensation Plan Data

The following table sets forth information compiled on an aggregate basis as of December 31, 2005 with respect to the various equity compensation plans, including stand-alone compensation arrangements, under which we have granted or are authorized to issue equity securities to employees or non-employees in exchange for consideration in the form of goods or services:

Plan Category	Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants Or Rights	Weighted- Average Exercise Price Of Outstanding Options, Warrants And Rights	Number Of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights)
Equity compensation plans approved by shareholders: Signalife, Inc. 2002 Stock Plan	3,264,837	$ 2.96	2,180,288
Equity compensation plans not approved by shareholders: Signalife, Inc. 2003 Nonqualified Stock Option And Stock Plan Stand-alone grants	— 2,886,288	$ — $ 2.40	334,855 —
Total	6,151,125	$ 2.70	2,515,143

Description of Equity Compensation Plans Approved By Shareholders

2002 Stock Plan

Signalife adopted the Signalife, Inc. 2002 Stock Plan (the “2002 Stock Plan”) (formerly known as the Recom Managed Systems, Inc. 2002 Stock Plan), on November 1, 2002.  Shareholder approval was received on June 5, 2003.  Under the 2002 Stock Plan, a total of 6,000,000 common shares (2,000,000 shares pre-split) were originally reserved for issuance.

The stated purpose of the 2002 Stock Plan is to act as a vehicle to encourage and provide for the acquisition of an equity interest in Signalife by our employees, officers, directors and consultants.  Our board believes the plan will enable us to attract and retain the services of key employees, officers, directors and consultants upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent, and to motivate those individuals by providing additional incentives and motivation toward superior performance.

The 2002 Stock Plan allows our board of directors, or a committee established by our board, to award restricted stock and stock options from time to time to our employees, officers, directors and consultants. The board has the power to determine at the time an option is granted whether the option will be an incentive stock option, which is an option which qualifies under Section 422 of the Internal Revenue Code of 1986, or an option which is not an incentive stock option.  Incentive stock options may only be granted to persons who are our employees.  Vesting provisions are determined by our board at the time options are granted.  Options may be exercisable by the payment of cash or by other means as authorized by the committee or our board of directors.

The 2002 Stock Plan also provides that our board of directors, or a committee established by our board, may issue restricted stock pursuant to restricted stock right agreements which will contain such terms and conditions as our board or committee determines.

As of January 4, 2007, there were 4,379,352 common shares issued or reserved for issuance under the 2002 Stock Plan, and 141,190 common shares available for issuance.

2006 Stock Plan

Signalife adopted the Signalife, Inc. 2006 Omnibus Equity Compensation Plan (the “2006 Stock Plan”) was adopted by our board of directors and majority shareholder on May 30, 2006, and formally adopted by the company on June 5, 2006.  Under the 2006 Stock Plan, a total of 5,842,406 common shares were originally reserved for issuance.  The company has not to date issued, or reserved for issuance, any common shares to date under the 2006 Stock Plan.  We will commence utilizing the 2006 Stock Plan when all available common shares authorized under our other stock plans have been fully issued or reserved for issuance.

The stated purpose of the 2006 Stock Plan is to provide the company with the ability to offer or provide employees, officers, directors, consultants and advisors to the company with inducements and incentives in the form of capital stock of the company, rights to acquire or purchase capital stock of the company, and rights based upon the  value of or appreciation in the value of the capital stock of the company, in order to attract, motivate and compensation those persons, both for their past and prospective efforts, as well as to encourage them to acquire and hold stock in the company.

The 2006 Stock Plan is an evergreen plan pursuant to which the company will maintain the stock pool (including shares reserved for prospective issuance) at 15% of the company’s outstanding common shares.  As previously noted, the initial number of shares reserved is 5,842,406, reflecting 15% of the company’s outstanding common shares as of date of grant.  The pool will be adjusted at the end of every quarter to reflect any increases in outstanding common shares.

The 2006 Stock Plan has a 10-year term.  No grants of additional awards under the plan can be made upon the expiration of that 10 year term.

Types of awards that may be granted under the 2006 Plan include common share grants (“stock awards”), common share purchase options (“options”), common share units (“stock unit awards”) and common share appreciation rights “stock appreciation rights”).  Options may be incentive stock options or non-qualified options for federal income tax purposes.

The 2006 Plan is administered by its "plan administrator", which is defined under the plan as either our board of directors or, at our board's discretion, a committee selected or established by our board or, in limited cases, designated officers.  Currently, our compensation committee approves grants to our executive officers and directors subject to board ratification, while our CEO and COO approve grants to our rank and file employees subject to board ratification.  Our board of directors approves grants to any other party, such as consultants or advisors.

The plan administrator interprets and administers all issues relating to the plan in its sole discretion, including selecting awardees entitled to receive of awards, and determining the types of awards to be granted to those awardees, the number of common shares in the stock pool subject to each award, the time and manner in which any award will be granted or exercised, and the terms and conditions of the award, including the imposition of vesting or transfer conditions, risk of forfeiture, repurchase rights and rights of first refusal on the award.  All decisions of the plan administrator are final.

Description of Equity Compensation Plans Not Approved By Shareholders

2003 Stock Plan

Signalife adopted the Signalife, Inc. 2003 Nonqualified Stock Option And Stock Plan (the “2003 Stock Plan”) (formerly known as the Recom Managed Systems, Inc. 2003 Nonqualified Stock Option And Stock Plan), on March 31, 2003.  Under the 2003 Stock Plan, a total of 1,500,000 common shares (500,000 shares pre-split) were originally reserved for issuance.

The stated purpose of the 2003 Stock Plan is to encourage and provide for the acquisition of an equity interest in Signalife by our employees, officers, directors and consultants.  Our board believes the plan will enable us to attract and retain the services of key employees, officers, directors and consultants upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent, and to motivate those individuals by providing additional incentives and motivation toward superior performance.

The 2003 Stock Plan allows our board of directors to grant stock options or issue stock from time to time to our employees, officers, directors and consultants.  Options granted under the 2003 Plan do not qualify under Section 422 of the Internal Revenue Code as incentive stock options.

The 2003 Stock Plan also provides that our board of directors, or a committee, may issue free-trading or restricted stock pursuant to stock right agreements containing such terms and conditions as our board of directors deems appropriate.

As of January 4, 2007, there were no common shares issued or reserved for issuance under the 2003 Stock Plan, and 8,251 common shares available for issuance.

Stand-Alone Grants

From time to time our board of directors grants common share purchase options or warrants to selected directors, officers, employees, consultants, advisors or vendors in payment of goods or services provided by such persons on a stand-alone basis outside of any of our formal stock plans.  The terms of these grants are individually negotiated.

MARKET FOR EQUITY SECURITIES

Description Of Market

Our common shares are currently quoted on the American Stock Exchange or AMEX under the symbol “SGN.”  Prior to the commencement of trading on AMEX on October 17, 2005, our common shares were quoted on the OTCBB under the symbol “RECM.”  The following table sets forth the quarterly high and low bid prices for our common shares for the periods indicated.  The prices set forth below represent inter-dealer quotations, without retail marup, markdown or commission and may not be reflective of actual transactions.

		Bid Price
Period	Volume	High	Low

2006:
Fourth Quarter	8,245,100	$ 2.04	$ 0.98
Third Quarter	3,855,000	$ 3.19	$ 1.50
Second Quarter	3,368,000	3.40	1.80
First Quarter	2,783,000	3.59	2.60
2005:
Fourth Quarter	2,058,900	$ 3.29	$ 2.42
Third Quarter	3,900,400	3.99	2.94
Second Quarter	5,616,257	4.95	2.76
First Quarter	5,761,852	5.05	2.72

The closing price for our common shares on January 4, 2007 as reported by AMEX was $1.07 per share.  There were 393 registered holders or persons otherwise entitled to hold our common shares as of that date pursuant to a shareholders’ list provided by our transfer agent as of that date and our records relating to issuable shares.  The number of registered shareholders excludes any estimate by us of the number of beneficial owners of common shares held in street name.  Based upon shareholder information procured in connection with last annual meeting of shareholders held in August 2006, there are approximately 2,600 beneficial holders of our common shares, including with respect to shares held in street name.

Dividend Policy And Restrictions On Payment Of Dividends

We have never paid any cash dividends on our common shares, and we do not anticipate that we will pay any dividends with respect to those securities in the foreseeable future.  Our current business plan is to retain any future earnings to finance the expansion development of our business.  Any future determination to pay cash dividends will be at the discretion of our board of directors, and will be dependent upon our financial condition, results of operations, capital requirements and other factors as our board may deem relevant at that time.

We are prohibited from declaring any cash dividends with respect to our common shares or any other securities other than our series ’A’ preferred shares without the consent of a majority of the outstanding series ’A’ preferred shares.

SELLING SHAREHOLDERS

The following table sets forth the total number of common shares beneficially owned or acquirable by each of the selling shareholders as of January 4, 2007, the total number of common shares they may sell under this prospectus, and the number of common shares they will own thereafter assuming the sale of all shares offered under this prospectus and further assuming no other acquisitions or dispositions of common shares.  The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 and 13d-5 of the Exchange Act, which calculates ownership based solely upon sole or shared voting power or investment power, and the information is not necessarily indicative of beneficial ownership for any other purpose, including the determination of direct or indirect pecuniary ownership.  See footnote (1) to this table.  We believe that each individual or entity named has sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted.

The selling shareholders are under no obligation to sell all or any portion of the common shares offered for sale under this prospectus.

The total number of common shares sold under this prospectus may be adjusted to reflect adjustments due to stock dividends, stock distributions, splits, combinations, recapitalizations or the triggering of standard weighted-average and other anti-dilution protective provisions.

Unless otherwise stated below, to our knowledge no selling shareholder nor any of affiliate of such shareholder has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.  To our knowledge, the only selling shareholder who is a broker-dealer within the meaning of SEC Rule 405 is Maxim Group, LLC, an NASD Member Broker Dealer, and the only selling shareholders who are an affiliate of a broker-dealer are Otago Partners, LLC, by reason of its Managing Member, Lindsay A. Rosenwald, M.D, being the sole shareholder and Chairman of Paramount BioCapital, Inc., an NASD Member Broker Dealer, and Paramount BioCapital Asset Management, Inc., an investment adviser registered with the SEC; and Jenkins Capital Management, LLC, by reason of being a selling agent of Maxim Group, LLC.

	Common Shares Owned or Acquirable Before Sales (1)						Common Shares Held After Sales (2)
Selling Shareholder	Previously Issued Common Shares	Underlying Series ’A’ Preferred Shares	Underlying Stock Purchase Warrants	Total	%	Common Shares Offered For Sale	Number	%
Allen, Bernd	—	—	4,167	4,167	*	4,167	0	—
Anszelowicz, Marcos	—	—	8,334	8,334	*	8,334	0	—
Anthony Polak, IRA	—	—	8,334	8,334	*	8,334	0	—
ARC Finance Group, LLC (3)	22,715,800(4)	—	—	22,715,800	*	3,155,800	19,560,000	45.9%
Asher, Donald	33,334	2,865	16,667	52,866	*	19,532	33,334	0.1%
Banks, Jamie	—	—	2,084	2,084	*	2,084	0	—
Bergman, Ronald	—	6	4,167	4,173	*	4,173	0	—

Berkowitz, Steven and Pamela	—	—	4,167	4,167	*	4,167	0	—
Binder, Hermann	9,040	—	4,167	13,207	*	4,167	9,040	*
Brazier, Stephen	5,040	—	4,167	9,207	*	4,167	5,040	*
Burdick, Kenneth and Denise	371	—	4,167	4,538	*	4,167	371	*
Catherine Polak Trust	—	—	4,167	4,167	*	4,167	0	—
Chasanoff, Teddy	—	—	4,167	4,167	*	4,167	0	—
Chatpar, Prem C.	31	—	8,334	8,365	*	8,334	31	*
Chatwin, Michael	9,341	—	8,334	17,675	*	8,334	9,341	*
Clarke, Kevin	—	—	4,167	4,167	*	4,167	0	—
Coy, Geoffrey	4,036	—	4,167	8,203	*	4,167	4,036	*
Damaco Venture Capital (5)	—	—	4,167	4,167	*	4,167	0	—
D’Amato, Alfonse	—	—	16,667	16,667	*	16,667	0	—
Dean Erickson Irrevocable Trust	—	—	8,334	8,334	*	8,334	0	—
DKR SoundShore Oasis Holding Fund, Ltd. (6)	—	—	550,000	550,000	*	550,000	0	—
Doubovik, Alexei and Tatyana	—	—	8,334	8,334	*	8,334	0	—
Englebert, Mark	—	—	4,167	4,167	*	4,167	0	—
Equity Interest Inc. (5)	—	—	4,167	4,167	*	4,167	0	—
Ferrari, Michael	4,367	—	2,084	6,451	*	2,084	4,367	*
Fixel, Arthur and Deborah	8,689	—	4,167	12,856	*	4,167	8,689	*
Fountain, Derward G.	6	—	4,167	4,173	*	4,167	6	*
Fryer, Leonard and Michael Ann	12,553	—	6,000	18,553	*	6,000	12,553	*
Ghauri, Najeeb	—	—	4,167	4,167	*	4,167	0	—
Goodge, Genevieve R.	96	—	1,042	1,138	*	1,042	96	*
Greenbaum, Leonard	1,727	—	8,334	10,061	*	8,334	1,727	*
Gross, John	—	—	4,167	4,167	*	4,167	0	—
Gruber & McBaine International (7)	341,750	—	150,000	491,750	1.2%	306,250	185,500	0.4%
Gruber, John D. & Linda W.	269,050	—	60,000	329,050	0.8%	122,500	206,550	0.5%
Guirguis, Allen B.	2,574	—	16,667	19,241	*	16,667	2,574	*
Haddad, Charles	18,328	—	8,334	26,662	*	8,334	18,328	*
Halikas, James	18,079	—	8,334	26,413	*	8,334	18,079	*
Halpern, Bart	741	—	8,334	9,075	*	8,334	741	*
Hight, Randall	—	—	4,167	4,167	*	4,167	0	—
Himpele, Richard	386	—	4,167	4,553	*	4,167	386	*

Jack Polak IRA	—	—	4,167	4,167	*	4,167	0	—
Jenkins Capital Management, LLC (8)	—	—	12,506	12,506	*	12,506	0	—
Jegou, Peter J.	3,487	—	1,667	5,154	*	1,667	3,487	*
John O’Neal Johnston Trust	4,350	—	2,084	6,434	*	2,084	4,350	*
Judith T. Huff Revocable Living Trust	—	—	2,084	2,084	*	2,084	0	—
Kamins, David	4,167	224	2,084	6,475	*	2,084	4,391	*
Kaufman, Robert	—	—	8,334	8,334	*	8,334	0	—
Kennan, Christopher	17,467	—	8,334	25,801	*	8,334	17,467	*
Margrit Polack S Account	—	—	4,167	4,167	*	4,167	0	—
Laden, Susan	6	—	4,167	4,173	*	4,167	6	*
Lagunitas Partners LP (9)	1,416,350	—	630,000	2,046,350	4.7%	1,286,250	760,100	1.8%
Landing Wholesale Group (10)	6	—	3,334	3,340	*	3,334	6	—
Landmark Charity Foundation (11)	96,774	—	38,710	135,484	0.3%	135,484	0	—
Largarticha, Richard C.	17,276	—	8,334	25,610	*	8,334	17,276	*
Long, Leo	—	—	20,834	20,834	*	20,834	0	—
Marotta, Joseph and Nancy	9,040	—	4,167	13,207	*	4,167	9,040	*
Maxim Group, LLC (12)	—	—	595,272	595,272	1,4%	595,272	0	—
McBaine, J. Patterson	249,350	—	60,000	309,350	0.7%	122,500	186,850	0.4%
McClure, Ian	—	—	4,167	4,167	*	4,167	0	—
Morgan Witt Alliance (13)	151,141	—	158,337	309,478	*	158,337	151,141	—
Nite Capital LP (14)	96,774	—	38,710	135,484	0.3%	135,484	0	—
Otago Partners LLC (15)	83,871	—	33,548	117,419	0.3%	117,419	0	—
O’Silver, Arthur, Trustee of the Arthur O’Silver Trust	17,954	—	8,334	26,288	0.1%	8,334	17,954	*
Otape Investments LLC (16)	6,276	83,335	41,668	131,279	0.3%	41,668	89,611	0.2%
Pearlmutter, Lee	8,689	—	4,167	12,856	*	4,167	8,689	*
Polak, Fred	—	—	4,167	4,167	*	4,167	0	—
Richard E. Kent IRA	30,138	968	21,667	52,773	*	21,667	31,106	*
Richard Wallace IRA	8,334	—	4,167	12,501	*	4,167	8,334	*
Richman, Catherine M.	90	—	1,250	1,340	*	1,250	90	*
Richman, Joseph	146	—	2,084	2,230	*	2,084	146	*
RL Capital Partners (17)	—	—	16,667	16,667	*	16,667	0	—
Robinson, Jeffrey	—	7	4,167	4,174	*	4,174	0	—

Ron Lazar IRA	—	—	8,334	8,334	*	8,334	0	—
Rosenberg, Robert	—	—	8,334	8,334	*	8,334	0	—
Rothschild, Jonathan	—	—	4,167	4,167	*	4,167	0	—
Ryan, Earl James	—	—	4,167	4,167	*	4,167	0	—
Saker, Wayne	—	—	16,667	16,667	*	16,667	0	—
Sander, Bella	—	—	4,167	4,167	*	4,167	0	—
Savey, W. R.	18,064	—	16,667	34,731	*	16,667	18,064	*
Sands Brothers. Venture Capital LLC (18)	6,830	—	8,334	15,164	*	8,334	6,830	*
Sands Brothers Venture Capital II LLC (18)	2,692	—	8,334	11,026	*	8,334	2,692	*
Sands Brothers. Venture Capital III, LLC (18)	1,346	—	41,668	43,014	*	41,668	1,346	*
Sands Brothers Venture Capital IV LLC (18)	1,346	—	16,667	18,013	*	16,667	1,346	*
SB Mechanical Associates LLC (18)	1,346	—	8,334	9,680	*	8,334	1,346	*
Shaw, Sr., Roy G.	18,313	—	8,334	26,647	*	8,334	18,313	*
Stadmauer, Gary	—	—	4,167	4,167	*	4,167	0	—
Stadmauer, Murray and Clare	—	—	4,167	4,167	*	4,167	0	—
Tarica, Michele	—	—	4,167	4,167	*	4,167	0	—
Trellus Partners, LP (19)	2,973,949	—	1,714,452	4,688,401	10.6%	3,062,500	1,625,901	3.8%
Vallarino, Vincent	—	—	5,667	5,667	*	5,667	0	—
Van Emon, Peter	—	—	1,667	1,667	*	1,667	0	—
Viney, John	—	10,104	50,001	60,105	0.1%	50,001	10,104	*
Wallace, Richard	—	400	6,251	6,651	*	6,251	400	*
Warner, Larry and Rebecca	—	—	2,084	2,084	*	2,084	0	—
Weinger, Jerold	—	—	16,667	16,667	*	16,667	0	—
William Peterson Living Trust	—	—	4,167	4,167	*	4,167	0	—
Young, Jonathan	—	—	8,334	8,334	*	8,334	0	—
Total	28,700,911	97,909	4,713,034	33,511,854	78.2%	10,434,672	23,077,182	54.2%

*

Less than one-tenth of one percent.

(1)

Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any common shares as to which a shareholder has sole or shared voting power or investment power, and also any common shares which the shareholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrant or conversion of series ’A’ preferred shares. There were 42,676,277 common shares issued and outstanding or accrued for issuance as of January 4, 2007.

(2)

Assumes the sale of all common shares offered under this prospectus.

(3)

Ms. Tracey Hampton-Stein is the controlling person of ARC Finance Group, LLC.

(4)

Includes 20, ,448,900 common shares directly held by ARC Finance Group, LLC, and 2,156,900 common shares that we believe were transferred by ARC to its independent trustee of revocable blind trusts established by ARC Finance Group as reported by ARC Finance Group in a schedule 13D filed with the SEC on February 15, 2006.  ARC Finance Group is owned and controlled by Ms. Hampton-Stein.  As reported in the schedule 13D, the blind trusts were established pursuant to section 16 of the Securities and Exchange Act of 1934 in principal part to ensure that ARC Finance Group and its principals and affiliates have no control or knowledge of selling or buying activities with respect to the sale, purchase, hypothecation or other transfer or disposition of common shares held by the trustee, thereby allowing ARC Finance Group to avoid the appearance of any impropriety relative to the use of inside information in connection with such decisions and activities in view of ARC Finance Group’s putative ability as majority shareholder to procure inside information.  In order to maintain the confidentiality of all transactions by the trustee of the blind trusts and to protect itself from even the appearance of insider trading, the trustee is legally prohibited from providing to ARC Finance Group, and ARC Finance Group is legally prohibited from requesting from the trustee, any information regarding the holdings of the blind trusts or transactions in the company’s securities.  As a consequence, the current holdings of the trustee of the blind trusts in our common shares may be less or more than the 2,156,900 shares reported as being transferred to the trustee for purposes of preparing this table.

(5)

Mr. Jack Polak is the controlling person of Damaco Venture Capital and Equity Interest Inc.

(6)

Mr. Bradford L. Caswell is the controlling person of DKR SoundShore Oasis Holding Fund Ltd.

(7)

Voting and investment power over shares beneficially owned by Gruber & McBaine International is held by its investment advisor, Gruber & McBaine Capital Management, LLC.  Gruber & McBaine Capital Management, LLC is controlled by its managers, Messrs. J. Patterson McBaine, Jon D. Gruber and Eric Swergold.

(8)

Mr. Dave Jenkins is the controlling person of Jenkins Capital Management, LLC.

(9)

Voting and investment power over shares beneficially owned by Lagunitas Partners LP is held by its general partner, Gruber & McBaine Capital Management, LLC.  Gruber & McBaine Capital Management, LLC is controlled by its managers, Messrs. J. Patterson McBaine and Jon D. Gruber.

(10)

Mr. Andrew Bello is the controlling person of Landing Wholesale Group.

(11)

Voting and investment power over shares beneficially owned by Landmark Charity Foundation is ultimately held by Mr. Gary A. Gelbfish, in his capacity as Trustee of Landmark Charity Foundation.  Mr. Gelbfish disclaims beneficial ownership of the shares held by Landmark Charity Foundation.

(12)

Voting and investment power over shares beneficially owned by Maxim Group, LLC, is ultimately held by Mr. Michael Rabinowitz, in his capacity as Chairman and Chief Executive Officer of Maxim Group, LLC.  Mr. Rabinowitz disclaims beneficial ownership of the shares held by Maxim Group, LLC.

(13)

Mr. Edward Witt is the controlling person for Morgan Witt Alliance.

(14)

Voting and investment power over shares beneficially owned by Nite Capital, LP, is ultimately held by Mr. Keith A. Goodman, in his capacity as Managing Member of Nite Capital, LLC, the Manager of Nite Capital, LP.  Mr. Goodman disclaims beneficial ownership of the shares held by Nite Capital, LP.

(15)

Voting and investment power over shares beneficially owned by Otago Partners, LLC, is ultimately held by Lindsay A. Rosenwald, M.D., in her capacity as Managing Member of Otago Partners, LLC.  Dr. Rosenwald disclaims beneficial ownership of the shares held by Otago Partners, LLC.

(16)

Mr. James W. Santori is the controlling person of Otape Investments LLC.

(17)

Mr. Ron Lazar is the controlling person of RL Capital Partners.

(18)

Mr. Martin Sands is the controlling person of Sands Brothers Venture Capital LLC, Sands Brothers Venture Capital II, LLC, Sands Brothers Venture Capital III, LLC, Sands Brothers Venture Capital IV, LLC, and SB Mechanical Associates LLC.

(19)

Mr. Adam Usdan is the controlling person of Trellus Partners, LP.

REGISTRATION RIGHTS

The common shares offered for sale under this prospectus include a total of 277,419 unregistered common shares held by Nite Capital, LP, Otago Partners, LLC, and Landmark Charity Foundation, and 110,968 common shares issuable to those investors upon exercise of common stock purchase warrants granted to those investors.  The aforesaid securities were issued to those investors as part of a private placement of our securities to six accredited investors that closed on October 31, 2006 pursuant to which we raised gross proceeds of $2,930,000.  The common shares offered for sale under this prospectus also include 38,839 common shares issuable to Maxim Group, LLC, upon the exercise of unit purchase warrants (and the subsequent exercise or conversion of the underlying common share purchase warrants) granted to it as placement agent for the above private placement.  The common shares offered for sale under this prospectus also include 300,000 common shares issuable to Maxim Group, LLC, upon exercise of stock purchase warrants granted to it for acting as Signalife’s investment advisor pursuant to an agreement dated June 14, 2006.  As part of the transaction, we agreed to file the registration statement, of which this prospectus is a part, with the SEC on or before twenty days after the closing date. We further agreed to reduce the exercise price of the warrants from $1.23 to $1.20 per share should we fail to file the registration statement on a timely basis.  We further agreed to keep the registration statement of which this prospectus forms a part continuously effective until the earlier of the date that the shares covered by this prospectus may be sold pursuant to Rule 144(k) of the Securities Act without volume limitations and the date that all of the shares registered for sale under this prospectus have been registration statement containing this prospectus is intended to satisfy the foregoing obligation.  For more complete information as to this transaction, see that section of this prospectus captioned “Management’s Discussion And Analysis Of Financial Condition And Results of Operations—Liquidity And Capital Resources”.  The other investors in the private placement, Trellus Partners LP, Trellus Partners II, LP, and Trellus Offshore Fund Ltd. have elected not to participate in selling their shares under this prospectus have agreed to extend their registration filing date until an indefinite future date to be determined.  For more complete information as to the aforesaid private placement, see those sections of this prospectus captioned “Management’s Discussion And Analysis Of Financial Condition And Results of Operations—Liquidity And Capital Resources” and “Registration Rights”.

The common shares offered for sale under this prospectus also include 300,000 common shares issuable to Maxim Group, LLC, upon exercise of stock purchase warrants granted to it for acting as Signalife’s investment advisor pursuant to an agreement dated June 14, 2006.  We agreed to register these shares pursuant to piggyback registration rights contained in the investment advisor agreement.

Also included in this prospectus are a total of 8,055,800 previously-registered common shares consisting of (1) 1,562,500 common shares originally sold to an accredited investor, Trellus Partners, LP, pursuant to a private placement to that investor on March 31, 2005, (2) 1,500,000 additional common shares issuable upon the exercise of common share purchase warrants sold to Trellus Partners, LP as part of that private placement; (3) 937,500 common shares originally sold to four affiliated accredited investors, Lagunitas Partners LP, Gruber & McBaine International, Jon D. and Linda W. Gruber, and J. Patterson McBaine, pursuant to a private placement to those investors on April 8, 2005; (4) 900,000 additional common shares issuable upon the exercise of common share purchase warrants sold to those investors as part of that private placement; and (5) 3,155,800 common shares held by ARC Finance Group, LLC, a founding shareholder of the company.  For more complete information as to the foregoing private placement transactions, see that section of this prospectus captioned “Management’s Discussion And Analysis Of Financial Condition And Results of Operations—Liquidity And Capital Resources”.  The aforesaid common shares included in this prospectus were previously registered with the SEC pursuant to a registration statement on form SB-2 (SEC File No. -126220) filed with the SEC on June 14, 2005 and declared effective by the SEC on July 22, 2005.  Under our agreement with those investors (other than ARC Finance Group, LLC), we have an obligation to maintain the effectiveness of the original registration of those securities until they may be sold pursuant to Rule 144(k) of the Securities Act without volume limitations or the date that all of the shares registered for sale under this prospectus have been sold, whichever is earlier. The registration containing this prospectus acts as a post-effective amendment with respect to that registration statement in order to attain that end.

Also included in this prospectus are a total of (1) 275,000 previously-registered common shares issuable upon the exercise of common share purchase warrants originally issued to an accredited investor, DKR SoundShore Oasis Holding Fund Ltd., pursuant to a private placement of a debenture to that investor on December 29, 2004; and (2) an additional pool of 275,000 previously-registered common shares held in reserve to cover the prospective payment by the company in the form of common shares of interest, penalties and/or damages that may accrue under those warrants.  For more complete information as to this transaction, see that section of this prospectus captioned “Management’s Discussion And Analysis Of Financial Condition And Results of Operations—Liquidity And Capital Resources”.  The aforesaid common shares included in this prospectus were previously registered with the SEC pursuant to a registration statement on form SB-2 (pre-effective amendment no. 5) (SEC File No. -122296) filed with the SEC on February 10, 2005 and declared effective by the SEC on February 14, 2005.  Under our agreement with DKR SoundShore Oasis Holding Fund, we have an obligation to maintain the effectiveness of the original registration of those securities until they may be sold pursuant to Rule 144(k) of the Securities Act without volume limitations. The registration containing this prospectus acts as a post-effective amendment with respect to that registration statement in order to attain that end.

Included in this prospectus are a total of 1,112,157 previously-registered common shares consisting of (1) 843,218 previously-registered common shares issuable upon the exercise of class ’A’ common share purchase warrants originally sold to 101 accredited investors pursuant to a private placement to those investors effected through Maxim, as placement agent, which closed on October 2, 2003; and (2) additional 268,939 previously-registered common shares issuable upon the exercise of placement agents’ unit purchase warrants granted to Maxim as compensation for acting as placement agent, and the conversion or exercise of underlying series ’A’ convertible preferred stock and common share purchase warrants.  For more complete information as to this transaction, see that section of this prospectus captioned “Management’s Discussion And Analysis Of Financial Condition And Results of Operations—Liquidity And Capital Resources”.  The aforesaid common shares included in this prospectus were previously registered with the SEC pursuant to a registration statement on form SB-2 (pre-effective amendment no. 5) (SEC File No. -111683) filed with the SEC on November 4, 2006 and declared effective by the SEC on November 10, 2004.  Under our agreements with the investors, we have an obligation to maintain the effectiveness of the original registration of those warrants until they may be sold pursuant to Rule 144(k) of the Securities Act without volume limitations. The registration containing this prospectus acts as a post-effective amendment with respect to that registration statement in order to attain that end.

The agreements with all of the aforesaid investors (other than ARC Finance Group, LLC) also generally provide for cross-indemnification of the company and the selling shareholders who are a party to such agreements or their respective successors-in-interest and each party’s respective directors, officers and controlling persons against liability in connection with the offer and sale of our common shares, including liabilities under the Securities Act, and to contribute to payments the parties may be required to make in respect thereof.  We have agreed to indemnify the selling shareholders who are a party to such agreements and their respective successors-in-interest to hold them harmless from certain liabilities under the Securities Act.

PLAN OF DISTRIBUTION

Method of Sales Under This Prospectus

Each selling shareholder, and each of their respective donees, transferees, pledgees or other successor-in-interest (to the extent permitted under this plan of distribution as described below), may from time to time sell any or all of their common shares offered for sale under this prospectus for at current market prices in cash or such other consideration or value allowed under form SB-2:  (1) on or through any public market or trading facility on which the shares are traded including on or through the AMEX or, to the extent then applicable, on or through any other over-the-counter market or stock exchange market or the “pink sheets, or (2) in privately negotiated transactions.  These sales may be at fixed or negotiated prices.  A selling shareholder may use any one or more of the following methods when selling shares:

•

ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•

one or more block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•

purchases by a broker or dealer as principal and resale by the broker or dealer for its account;

•

in privately-negotiated transactions;

•

an exchange distribution in accordance with the rules of an exchange;

•

through the writing of options on the shares;

•

through underwriters, brokers or dealers (who may act as agents or principals) or directly to one or more purchasers;

•

through agents; or

•

in any combination of these methods.

In addition to the foregoing methods, the selling shareholders may offer their share from time to time in transactions involving principals or brokers not otherwise contemplated above, in a combination of such methods as described above or any other lawful methods.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  Each selling shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.  Each of the selling shareholders has represented to us that it is not a registered broker-dealer or an affiliate of a registered broker-dealer.

The selling shareholders may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers.  These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.  Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk.  It is possible that the selling shareholders will attempt to sell common shares in block transactions to market makers or other purchasers at a price per share which may be below the then market price.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares may be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with those sales.  In such an event, any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of the securities will be paid by the selling shareholders and/or the purchasers. Each selling shareholder has represented and warranted to us that it acquired the securities subject to this registration statement in the ordinary course of such selling shareholder’s business and, at the time of its purchase of such securities such selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities. We have advised each selling shareholder that it may not use shares registered under this registration statement to cover short sales of common shares made prior to the date on which this registration statement shall have been declared effective by the Commission.  Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will need to deliver a copy of this prospectus to each purchaser at or prior to the time of sale in accordance with the prospectus delivery requirements of that Act.

The selling shareholders, alternatively, may sell all or any part of the shares offered by this prospectus through an underwriter.  Each selling shareholder has informed us that he or she does not have any current agreement or understanding, directly or indirectly, with any person to distribute the common shares offered by this prospectus.  If any selling shareholder were to enter into any such agreement, the company will if required under an agreement with the selling shareholder, or may in the company’s sole discretion absent such an agreement, allow such underwriter to sell those shares under this prospectus, in which event we would be required to set forth, in a post-effective amendment to this prospectus or supplement pursuant to Rule 424(b) of the Securities Act, the following information:  (1) the number of shares being offered; (2) the terms of the offering, including the name of any selling shareholder, underwriter, broker, dealer or agent; (3) the purchase price paid by any underwriter; (4) any discount, commission and other underwriter compensation; (5) any discount, commission or concession allowed or reallowed or paid to any dealer; (6) the proposed selling price to the public; and (7) other facts material to the transaction.

Subject to any agreements with the company prohibiting any of the following actions and subject to restrictions on successors-in-interest described below, the selling shareholders may also (1) enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume, (2) sell the shares short and deliver these securities to close out their short positions, (3) loan or pledge the shares to broker-dealers that in turn may sell these securities, or (4) enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of common shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

We and the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as a selling shareholder is a distribution participant and we, under certain circumstances, may be a distribution participant, under Regulation M of the Exchange Act.  Regulation M may limit the timing of purchases and sales of any of the common shares offered under this prospectus by the selling shareholders and any other person distributing our common shares.  Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of common shares to engage in market-making or market stabilization activities.  Specifically, Regulation M prohibits an issuer, its shareholders or an affiliated purchaser other than in an excepted security or activity, to bid for, purchase, or attempt to induce any person to bid for or purchase, a covered security during the applicable restrictive period.  The restrictive period for our common shares offered under this prospectus begins on the later of five business days prior to the determination of the offering price or such time that a person becomes a distribution participant, and ends upon such person’s completion of participation in the distribution.  The restrictive period will begin on the effective date of this offering.  Distribution is defined under Regulation M as meaning an offering of securities, whether or not subject to registration under the Securities Act that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.  Distribution participant is defined under Regulation M as meaning an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or is participating in a distribution.  All of the foregoing may affect the marketability of our common shares.  To the extent required by law, we may require the selling shareholders and their brokers, if applicable, to provide a letter that acknowledges compliance with Regulation M before authorizing the transfer of the shares under this prospectus.

No persons associated with us or the selling shareholders who is not a registered broker/dealer may participate in the distribution of the shares to be offered by the selling shareholders unless they meet the safe harbor provisions of the SEC Rule 3a4-1 promulgated under the Exchange Act with respect to exemption from registration as a broker/dealer.

The selling shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.  The selling shareholders have the sole and absolute discretion not to accept any purchase offer or make any sale of their shares if they deem the purchase price to be unsatisfactory at any particular time.

We have further promised to certain of the selling shareholders that we would keep the registration statement of which this prospectus forms a part continuously effective until the earlier of the date that the shares covered by this prospectus may be sold pursuant to Rule 144(k) of the Securities Act without volume limitations and the date that all of the shares registered for sale under this prospectus have been sold.  See “Registration Rights” above.

Sales Outside Of This Prospectus; Sales Under This Prospectus By Successors-In-Interest

The selling shareholders reserve the right, in lieu of selling their shares under this prospectus, to sell their common shares in a broker’s transaction on the public markets pursuant to Rule 144 under the Securities Act, or to otherwise sell or transfer their shares in any other manner permitted under the federal securities laws.  Rule 144 is a safe harbor which permits the limited resale on the public markets of shares originally acquired in a private placement so long as the transaction is facilitated through a broker and satisfies various other conditions, including the availability of certain current public information concerning the issuer, the resale occurring following the lapse of required holding periods under 144, and the number of shares be sold during any three-month period not exceeding certain limitations.

The following “non-sale” transactions or any combination thereof may not be facilitated under this prospectus (without otherwise limiting the ability of the selling shareholder to otherwise facilitate the transaction under the federal securities laws) unless we receive from the selling shareholder, at his or her expense, a legal opinion acceptable to the company or our legal counsel in our sole discretion or, in the alternative, a no-action letter from the SEC, to the effect that such transaction is allowable under this prospectus pursuant to the rules governing permitted transactions under registration statements on form SB-2:

•

any transfer of the shares for consideration for consideration other than cash except to the extent allowed under form SB-2;

•

any transfer for at less than current market prices, including both complete and partial gifts and also including distributions or transfers from trusts, corporations, limited liability companies, partnerships or other entities or relationships;

•

any transfer by a selling shareholder to any entity or pursuant to any arrangement in which the selling shareholder or any affiliate of the selling shareholder retains a beneficial interest; or

•

any pledge of or grant of security interest in the shares by the selling shareholder as collateral for margin accounts or in loan transactions.

In the event of any of the foregoing “non-sale” transactions, the company will (if required under an agreement with the selling shareholder), or may in its sole discretion (absent such an agreement), add the donee, transferee, pledgee, secured party or other successor-in-interest as a selling shareholder under this prospectus through the filing under Rule 424(b)(3) or other applicable provision of the Securities Act of an amended prospectus or a prospectus supplement after our notification of such transaction, thereby allowing the aforesaid successor-in-interest to thereafter sell the shares under this prospectus, subject to the foregoing restrictions.  In such an event, the aforesaid successor-in-interest shall be deemed a “selling shareholder” for purposes of this prospectus.  With the exception of changing the names of the selling shareholders to reflect such change in ownership, this plan of distribution shall remain unchanged.  To the extent required, we may amend and/or supplement this prospectus from time to time to describe a specific plan of distribution.  Unless and until the aforesaid successor-in-interest is named as a selling shareholder through the filing of an amended prospectus or supplement as described above, he or she will not have the right to sell under this prospectus.

Compliance With State Securities Laws

In certain states the common shares offered by this prospectus may only be sold through registered or licensed brokers or dealers.  We have advised the selling shareholders to ensure that any underwriters, brokers, dealers or agents effecting transactions on their behalf are registered to sell securities in all fifty states.  In addition, in certain states the common shares offered by this prospectus may not be sold unless they are first registered or qualified for sale in that state or an exemption from the registration or qualification requirement is available and is complied with by the selling shareholder.  We do believe that the sale of the common shares offered for sale under this prospectus would ordinarily be exempt from registration or qualification under state securities or so-called “blue sky” laws on the basis that they are listed on AMEX and our securities are registered under section 12 of the Exchange Act. In view of the foregoing, we do not intend to register or qualify the sale of the shares offered under this prospectus in any state.  Notwithstanding the foregoing, we make no representations or undertakings as to the exemption of sales of the common shares offered under this prospectus under the securities laws of any state, and admonish the selling shareholders that they must nevertheless rely upon the advice of their own counsel to determine if sales are permitted in any given jurisdiction.

Distribution Expenses And Proceeds of Sale

We have agreed to pay all costs and expenses incurred in connection with the registration of the shares offered by this  prospectus including, but not limited to, legal, accounting, printing and mailing fees.  The selling shareholders and/or the purchasers participating in any sale under this prospectus will be responsible for any applicable underwriting commissions and expenses, brokerage fees and stock transfer taxes, as well as the fees and disbursements of their legal counsel and experts.  We will receive no proceeds from any resales of the shares offered under this prospectus.

Indemnification

We have entered into registration rights agreements with certain of the selling shareholders providing for cross-indemnification in connection with sale of the shares offered by this prospectus.  See that section of this prospectus captioned “Registration Rights”.

Other Matters

In the event that a selling shareholder is subject to the provisions of Section 16 of the Exchange Act, he or she will remain subject to such provisions, including filing and short-swing profit disgorgement obligations, notwithstanding his or her ability to sell shares under this prospectus.  It shall be solely up to the selling shareholder to ascertain his or her obligations under Section 16, if any.

Any NASD member participating in the distribution of the shares offered under this prospectus will be subject to compliance with NASD rules and regulations, including rules governing the timely filing of documents and disclosures with the Corporate Finance Department of the NASD prior to any sales pursuant to NASD Rule 2710(b), limitations on the payment of underwriting compensation under NASD Rules 2710(c) and 2710(i), and restrictions on the sale, transfer, assignment or hypothecation of unregistered shares acquired by the member for a period of six months from the effective date of the registration statement of which this prospectus is a part pursuant to NASD Rule 2710(g).

As long as the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the “penny stock” rules. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors, generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities.  Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks.  These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell the common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.  The occurrence of these patterns or practices could increase the volatility of our share price.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

Termination of Prior Accountant

On September 29, 2005, we formally terminated the engagement of Stonefield Josephson, Inc. (“Stonefield Josephson”) as our independent registered public accounting firm for purposes of auditing our financial statements for the fiscal year ended December 31, 2005.  The decision to dismiss Stonefield Josephson was recommended and approved by the audit committee of our board of directors and also approved by our board of directors.  The reason for the change was that the company had relocated its executive offices from California to South Carolina, and the determination that it would be best to have a locally-established firm in that geographical area as our independent registered public accounting firm in order to simplify the audit process.

Stonefield Josephson audited our financial statements for two fiscal years ended December 31, 2004.  Stonefield Josephson's reports on the financial statements for those fiscal years did not contain an adverse opinion or disclaimer of opinion and was not otherwise qualified or modified as to any other uncertainty, audit scope or accounting principles.  Except as discussed below, during those two fiscal years and also during the subsequent period through the date of Stonefield Josephson’s replacement as indicated above:  (1) there were no disagreements between Signalife and Stonefield Josephson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure; and (2) Stonefield Josephson provided no advice to Signalife that (i) internal controls necessary to develop reliable financial statements did not exist, (ii) information had come to the attention of Stonefield Josephson which made it unwilling to rely on management’s representations, or unwilling to be associated with the financial statements prepared by management, or (iii) the scope of the audit should be expanded significantly, or information had come to the attention of Stonefield Josephson that it concluded will, or if further investigated might, materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal periods subsequent to the date of the most recent audited financial statements.

As previously disclosed on our form 10-KSB for our year ended December 31, 2004, in connection with audit of our financial statements for the fiscal year ended December 31, 2004, Stonefield Josephson identified that our accounting for the beneficial conversion feature of a convertible promissory note issued on December 28, 2004, which feature we had originally recognized and amortized commencing February 14, 2005 based upon management’s interpretation of the application of existing accounting principles to the underlying contract documents, should have instead been recognized and amortized commencing December 28, 2004.  Stonefield Josephson discussed this matter with our Chief Financial Officer and other members of management, and we subsequently reevaluated the transaction and recorded an adjustment.  Stonefield Josephson believed that this adjustment reflected a significant deficiency in our internal controls over the application of existing accounting principles to new transactions and financial reporting.  This deficiency would have resulted in a material misstatement to the financial statements for the year ended December 31, 2004.

As previously disclosed on our form 10-KSB for the year ended December 31, 2004, in connection with the audit of Signalife’s financial statements for the year ended December 31, 2004, Stonefield Josephson made several observations relating to our disclosure controls and procedures or internal controls.  First, Stonefield Josephson observed that Signalife did not have adequate segregation of duties due to the size of the company, and that management had the ability to override any existing controls.  Secondly, Stonefield Josephson observed that Signalife did not have a comprehensive accounting procedures manual including information as to customized internal control structure, documentation and transaction flow.  Additionally, Stonefield Josephson observed that none of the members of our audit committee demonstrated an in-depth understanding of generally accepted accounting principles.

With respect to the deficiency identified by Stonefield Josephson in the third paragraph above, we took corrective action during the three-month interim period ended March 31, 2005 to enhance our internal controls as they relate to addressing complex accounting issues by resolving to forward our proposed treatment of these complex accounting issues to outside professionals (other than our independent auditors) for review in situations where the accounting treatment is unclear or extremely complex.

We also took corrective action with respect to Stonefield Josephson’s observations in the fourth paragraph above.  First, we developed procedures to facilitate the adequate segregation of duties within the limited size of our management team.  Second, we are developing a comprehensive accounting procedures manual.  Finally, in order to ensure that our audit committee has an in-depth understanding of generally accepted accounting principles, we appointed Ms. Norma Provencio to serve on our board of directors and the audit committee of the board.  Ms. Provencio is a certified public accountant with over 26 years of accounting experience, including significant audit and public company experience that qualify her as being financially sophisticated for SEC and AMEX audit committee purposes.

Appointment of New Accountant

On September 29, 2005, we formally appointed Elliott Davis, LLC (“Elliott Davis”) as our new independent registered public accounting firm for purposes of auditing our financial statements for the fiscal year ended December 31, 2005.  The decision to engage Elliott Davis was recommended by the audit committee of our board of directors and approved by our board of directors.

During our two most recent fiscal years ended December 31, 2004, and also during the subsequent interim period through the date of Stonefield Josephson’s termination, we did not consult with Elliott Davis regarding the application of accounting principles to a specified completed or contemplated transaction, or the type of opinion that might be rendered regarding our financial statements, nor did we consult Elliott Davis with respect to any accounting disagreement or any reportable event at any time prior to the appointment of that firm.

TRANSFER AGENT

The transfer agent for our common shares and our series ’A’ preferred shares is Atlas Stock Transfer Corporation, 5899 South State Street, Salt Lake City, Utah 84107.  We act as our own transfer agent with regard to our outstanding common share purchase options and warrants.

LEGAL MATTERS

The validity of the issuance of the common shares to be sold by the selling shareholders under this prospectus was passed upon for our company by John M. Woodbury, Jr., Esq.  Mr. Woodbury holds a nominal number of common shares received for the provision of services unrelated to the preparation of this prospectus.

EXPERTS

The audited financial statements of Signalife for the year ended December 31, 2005 included in this prospectus and in the registration statement containing this prospectus have been so included in reliance on the report of Elliott Davis, LLC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of Signalife for the year ended December 31, 2004 included in this prospectus and in the registration statement containing this prospectus have been so included in reliance on the report of Stonefield Josephson, Inc., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation, as amended, provide shall that we shall, to the maximum extent and in the manner under Delaware corporate law, indemnify each of our directors and officers against judgments, fines, settlements and other amounts, including expenses such as attorneys’ fees, actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation.  We are also obligated to eliminate the monetary liability to the maximum extent allowed under Delaware corporate law.  We may also have contractual indemnification obligations under our individual agreements with our directors, officers and employees, including indemnification agreements we have entered into with certain of our executive officers.

The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup.  These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, including breaches resulting from negligent or grossly negligent behavior, except under certain situations defined by statute, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees, even though such actions, if successful, might otherwise benefit our company and shareholders.  We believe that the indemnification provisions in our Articles of Incorporation are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  No pending material litigation or proceeding involving our directors, executive officers, employees or other agents as to which indemnification is being sought exists, and we are not aware of any pending or threatened material litigation that may result in claims for indemnification by any of our directors or executive officers.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on form SB-2 we have filed with the SEC.  This prospectus does not contain all of the information set forth in that registration statement and the exhibits and schedules filed therewith because that information has been omitted from this prospectus in accordance with the SEC’s rules and regulations. You should refer to that registration statement and those exhibits and schedules for further information regarding our company and the common shares to be offered and sold under this prospectus.  Please also note that any statements or descriptions contained in this prospectus relating to the contents of any contract or other document are not necessarily complete, and those statements or descriptions are qualified in all respects to the underlying contract or document in each instance where it is filed as an exhibit to the registration statement.

You should rely only on the information or representations provided in this prospectus.  We have authorized no one to provide you with different information.  Neither the delivery of this prospectus nor any sale or distribution made under this prospectus shall, under any circumstances, create any implication that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

We file annual reports on form 10-KSB, quarterly reports on form 10-QSB, proxy statements and other reports, statements and information with the SEC prepared in accordance with the requirements of the Exchange Act.  While we mail our annual proxy materials and annual reports on form 10-KSB to our shareholders prior to our annual meeting of shareholders, we do not mail any other periodic reports and other information to our shareholders other than in response to specific requests for these materials.  Our executive officers, directors and beneficial owners of 10% or more of our common shares also file reports relative to the acquisition or disposition of our common shares or acquisition, disposition or exercise of our common shares purchase options or warrants.

You may review and print-out the registration statement containing this prospectus as well as any other reports and statements we or our shareholders may file with the SEC through its website at

http://www.sec.gov.  You may also inspect and copy any document we file with the SEC at its public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois.  For obtain information about these references rooms you should call the SEC at 1-800-SEC-0330.

You may also request a copy of any document we file with the SEC, at no cost, by either writing us at our principal executive offices located at 531 South Main Street, Suite 301, Greenville, South Carolina 29601; telephoning us at (864) 233-2300; or e-mailing your request to info@signalife.  Selected documents we file with the SEC are also available for print-out in pdf format on our corporate website at www.signalife.com.

SIGNALIFE, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

ElliottDavis Accountants and Business Advisors	200 East Broad Street P.O. Box 6286 Greenville, SC 29606-6286
Phone 864.242.3370 Fax 864.232.7161

Report Of Independent Registered Public Accounting Firm

To The Board Of Directors And Stockholders
Signalife, Inc.
Greenville, South Carolina

We have audited the accompanying balance sheet of Signalife, Inc. (a development stage company) as of December 31, 2005 and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2005 and for the period from November 7, 2000 (date of inception) to December 31, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements for the period from November 7, 2000 (date of inception) to December 31, 2004 were audited by other auditors whose report, dated March 18, 2005, except for Note 13 of the 2004 financial statements as to which the date was May 13, 2005, expressed an unqualified opinion.  Our opinion on the statements of operations, stockholders’ equity and cash flows for the period from November 7, 2000 (date of inception) to December 31, 2005, insofar as it relates to amounts for the period from November 7, 2000 (date of inception) to December 31, 2004, is based solely on the report of the other auditors.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Signalife, Inc. (a development stage company) as of December 31, 2005 and the results of its operations, and its cash flows for the year ended December 31, 2005 and for the period from November 7, 2000 (date of inception) to December 31, 2005 in conformity with United States generally accepted accounting principles.

/s/ Elliott Davis LLC

Greenville, South Carolina
March 26, 2006

1

STONEFIELD JOSEPHSON, INC.
Certified Public Accountants Business Advisors

Report of Independent Registered Public Accounting Firm

To The Board Of Directors And Stockholders Of Signalife, Inc.
  (formerly known as Recom Managed Systems, Inc.)

We have audited the accompanying statements of operations, stockholders' equity and cash flows of Signalife, Inc. (formerly known as Recom Managed Systems, Inc. and a development stage enterprise) for the year ended December 31, 2004 and from inception of development stage (November 7, 2000) to December 31, 2004.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Signalife, Inc. for the year ended December 31, 2004 and from inception of development stage (November 7, 2000) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stonefield Josephson, Inc.

Los Angeles, California

March 18, 2005 (except for Note 13 of the 2004 financial

  statements, as to which the date is May 13, 2005)

2049 Century Park East, Suite 400
Los Angeles, CA 90067

2

SIGNALIFE, INC.

(A Development Stage Company)

Balance Sheet

December 31, 2005

ASSETS
Current assets:
Cash and cash equivalents	$ 4,776,277
Prepaid expenses and other current assets	171,344
Total current assets	4,947,621
Property and equipment, net of accumulated depreciation of $178,464.	275,711
Intangible – patents, including related party amounts, net of accumulated amortization of $33,438	428,045
TOTAL ASSETS	$ 5,651,377
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$ 253,923
Total liabilities	253,923
Commitments and contingencies	—
Stockholders’ equity:
Series ’A’ convertible preferred stock, $.001 par value; 10,000,000 shares authorized; 112,991 shares issued and outstanding	113
Series ’A’ convertible preferred stock to be issued for accrued dividends, 79,618 shares	80
Common stock, $.001 par value; 100,000,000 shares authorized; 38,575,021 shares issued and outstanding	38,575
Additional paid-in capital	28,442,720
Deferred compensation	(1,504)
Deficit accumulated during development stage	(23,082,530)
Total stockholders’ equity	5,397,454
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 5,651,377

The accompanying notes form an integral part of these financial statements

3

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Operations

For The Years Ended December 31, 2005 And 2004 And From Inception

Of Development Stage (November 7, 2000) To December 31, 2005

	For the Years Ended December 31,		From Inception of Development Stage (Nov. 7, 2000) to Dec. 31, 2005
	2005	2004
Revenue	$ —	$ —	$ —
Research and development	1,328,482	1,663,362	3,556,975
General and administrative expenses	6,224,105	5,052,580	16,326,255
Loss before other income (expense)	(7,552,587)	(6,715,942)	(19,883,230)
Interest income	92,908	53,820	151,425
Interest expense, including amortization of debt discount	(1,292,715)	(15,175)	(1,307,890)
Change in fair value of warrant liability	318,000	(130,430)	187,570
Warrant repricing and other financing cost	(226,294)	(158,516)	(384,810)
Loss before provision for income taxes	(8,660,688)	(6,966,243)	(21,236,935)
Provision for income taxes	—	—	—
Net loss	(8,660,688)	(6,966,243)	(21,236,935)
Preferred dividend	54,920	295,452	2,303,542
Net loss attributable to common stockholders	$ (8,715,608)	$ (7,261,695)	$ (23,540,477)
Basic and diluted loss per share	$ (0.23)	$ (0.21)	$ (0.92)
Basic and diluted loss per share attributable to common stockholders	$ (0.23)	$ (0.22)	$ (1.02)
Weighted average shares outstanding— basic and diluted	37,298,692	33,632,117	23,146,343

The accompanying notes form an integral part of these financial statements

4

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development State (November 7, 2000) To December 31, 2005

	Common Stock		Series ’A’ Convertible Preferred Stock			Series ’A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Dec. 31, 2005
	Shares	Amount	Shares		Amount	Shares	Amount
2000:
Balance November 7, 2000 (as restated for 3:1 stock split)	4,139,784	$ 4,139	—		$ —	—	$ —	$ (4,139)	$ —	$ —	$ —
Contributed capital	—	—	—		—	—	—	35,000	—	—	35,000
Net loss	—	—	—		—	—	—	—	—	(36,673)	(36,673)
Balance December 31, 2000	4,139,784	4,139	—		—	—	—	30,861	—	(36,673)	(1,673)
2001:
Capital contributed	—	—	—		—	—	—	45,000	—	—	45,000
Shares issued for services July 2001–$0.033	150,000	150	—		—	—	—	4,850	—	—	5,000
Net loss	—	—	—		—	—	—	—	—	(50,000)	(50,000)
Balance December 31, 2001	4,289,784	4,289	—		—	—	—	80,711	—	(86,673)	(1,673)
2002:
Capital contributed	—	—	—		—	—	—	56,400	—	—	56,400
Warrants issued for cash	—	—	—	305	—	—	—	125,000	—	—	125,000
Issuance of common stock for:
Technology—Sept. 2002 – $0.006	23,400,000	23,400	—		—	—	—	54,623	—	—	78,023
Services rendered – Oct. 2002 – $0.021	2,925,000	2,925	—		—	—	—	17,958	(19,678)	—	1,205
Cash—Oct 2002 – $0.03	564,810	565	—		—	—	—	17,221	—	—	17,786
Cash—Nov 2002 – $2.66	71,250	71	—		—	—	—	189,929	—	—	190,000
Contributed services – officer	—	—	—		—	—	—	20,000	—	—	20,000

The accompanying notes form an integral part of these financial statements

5

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To December 31, 2005

 (continued)

	Common Stock			Series ’A’ Convertible Preferred Stock			Series ’A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Dec. 31, 2005
	Shares		Amount	Shares		Amount	Shares	Amount
Warrants issued for services	—		$ —	—		$ —	—	$ —	$ 5,324	$ —	$ —	$ 5,324
Net loss	—	-	—	—	-	—	—	—	—	—	(211,954)	(211,954)
Balance December 31, 2002	31,250,844		31,250	—		—	—	—	567,166	(19,678)	(298,627)	280,111
2003:
Issuance of common stock for cash and contributed property – April 2003 – $2.22	112,812		113	—		—	—	—	249,887	—	—	250,000
Issuance of common stock for cash:
May 2003—$3.00	82,667		83	—		—	—	—	247,917	—	—	248,000
May 2003—$3.33	75,075		75	—		—	—	—	249,925	—	—	250,000
Issuance of common stock for services:
April 2003—$2.80	147,192		147	—		—	—	—	411,654	—	—	411,801
April 2003—$3.15	11,045		11	—		—	—	—	34,780	—	—	34,791
July 2003—$3.67	111,625		112	—		—	—	—	410,192	—	—	410,304
August 2003—$3.68	33,188		33	—		—	—	—	121,103	—	—	121,136
September 2003—$3.77	24,292		24	—		—	—	—	91,673	—	—	91,697
October 2003—$4.78	15,385		15	—		—	—	—	73,525	—	—	73,540
November 2003—$3.65	18,834		19	—		—	—	—	68,783	—	—	68,802
December 2003—$3.60	5,953		6	—		—	—	—	21,425	—	—	21,431
Cashless exercise of warrants	1,105,000		1,105	—		—	—	—	(1,105)	—	—	—

The accompanying notes form an integral part of these financial statements

6

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To December 31, 2005

 (continued)

	Common Stock		Series ’A’ Convertible Preferred Stock		Series ’A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Dec. 31, 2005
	Shares	Amount	Shares	Amount	Shares	Amount
Contributed services – officer	—	$ —	—	$ —	—	$ —	$ 80,000	$ —	$ —	$ 80,000
Employee stock options issued below market	—	—	—	—	—	—	38,400	—	—	38,400
Amortization of deferred compensation	—	—	—	—	—	—	—	6,668	—	6,668
Options and warrants issued for:
Services	—	—	—	—	—	—	2,196,068	(219,010)	—	1,977,058
Financing cost	—	—	—	—	—	—	74,088	—	—	74,088
Issuance of preferred stock for cash	—	—	1,792,975	1,793	—	—	5,376,857	—	—	5,378,650
Series ’A’ preferred stock offering expenses	—	—	—	—	—	—	(572,785)	—	—	(572,785)
Preferred stock beneficial conversion feature	—	—	—	—	—	—	896,474	—	(896,474)	—
Allocation of fair value to warrants	—	—	—	—	—	—	949,121	—	(949,121)	—
Series ’A’ Preferred stock accrued dividend	—	—	—	—	—	—	(107,575)	—	—	(107,575)
Net loss	—	—	—	—	—	—	—	—	(5,311,377)	(5,311,377)
Balance December 31, 2003	32,993,912	$ 32,993	1,792,975	$ 1,793	—	—	$ 11,477,573	$ (232,020)	$ (7,455,599)	$ 3,824,740

The accompanying notes form an integral part of these financial statements

7

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To December 31, 2005

 (continued)

	Common Stock		Series ’A’ Convertible Preferred Stock		Series ’A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Dec. 31, 2005
	Shares	Amount	Shares	Amount	Shares	Amount
2004:
Issuance of common stock for services:
January 2004—$3.63	52,391	$ 52	—	$ —	—	$ —	$ 190,088	$ —	$ —	$ 190,140
February 2004—$4.24	25,714	26	—	—	—	—	108,979	—	—	109,005
March 2004—$4.90	47,638	48	—	—	—	—	233,584	—	—	233,632
April 2004—$7.39	11,937	12	—	—	—	—	88,145	—	—	88,157
May 2004—$6.66	43,425	43	—	—	—	—	289,006	—	—	289,049
June 2004—$4.30	16,976	17	—	—	—	—	72,980	—	—	72,997
July 2004—$3.90	21,583	22	—	—	—	—	84,206	—	—	84,228
August 2004—$3.56	26,885	27	—	—	—	—	95,570	—	—	95,597
September 2004—$3.67	49,035	49	—	—	—	—	179,738	—	—	179,787
October 2004—$2.67	55,420	55	—	—	—	—	148,163	—	—	148,218
November 2004—$2.94	32,635	33	—	—	—	—	95,914	—	—	95,947
December 2004—$4.52	69,504	70	—	—	—	—	313,947	—	—	314,017
Exercise of class ’A’ warrants for cash	130,030	130	—	—	—	—	274,870	—	—	275,000
Exercise of class ‘C’ warrants for cash	16,665	17	—	—	—	—	49,979	—	—	49,996
Cashless exercise of warrants	51,815	52	—	—	—	—	(52)	—	—	—
Contributed services—officer	—	—	—	—	—	—	80,000	—	—	80,000

The accompanying notes form an integral part of these financial statements

8

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To December 31, 2005

 (continued)

	Common Stock		Series ’A’ Convertible Preferred Stock		Series ’A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Dec. 31, 2005
	Shares	Amount	Shares	Amount	Shares	Amount
Amortization of deferred compensation	—	$ —	—	$ —	—	$ —	$ —	$ 225,531	$ —	$ 225,531
Warrants issued for services	—	—	—	—	—	—	132,712	—	—	132,712
Warrants issued for legal settlement	—	—	—	—	—	—	757,207	—	—	757,207
Expense recognized from repricing of warrants	—	—	—		—	—	158,516	—	—	158,516
Beneficial conversion feature	—	—	—	—	—	—	408,333	—	—	408,333
Cancelled common stock	(369,000)	(369)	—	—	—	—	369	—	—	—
Conversion of series ’A’ preferred stock	1,546,633	1,547	(1,546,633)	(1,547)	—	—	—	—	—	—
Series ’A’ preferred stock accrued dividend	—	—	—	—	—	—	(295,452)	—	—	(295,452)
Shares for series ’A’ preferred dividends	—	—	—	—	134,834	134	404,353	—	—	404,487
Conversion of series ’A’ preferred stock	3,457	3	—	—	(3,457)	(3)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(6,966,243)	(6,966,243)
Balance December 31, 2004	34,826,655	34,827	246,342	246	131,377	131	15,348,728	(6,489)	(14,421,842)	955,601

The accompanying notes form an integral part of these financial statements

9

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To December 31, 2005

 (continued)

	Common Stock		Series ’A’ Convertible Preferred Stock		Series ’A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Dec. 31, 2005
	Shares	Amount	Shares	Amount	Shares	Amount
2005:
Issuance of common stock for services:
January 2005—$4.26	44,205	$ 44	—	$ —	—	$ —	$ 188,259	$ —	$ —	$ 188,303
February 2005—$4.05	21,231	21	—	—	—	—	85,964	—	—	85,985
March 2005—$3.20	37,628	38	—	—	—	—	120,372	—	—	120,410
April 2005—$4.30	25,641	26	—	—	—	—	110,199	—	—	110,225
May 2005—$4.26	5,262	5	—	—	—	—	22,411	—	—	22,416
June 2005—$3.91	13,877	14	—	—	—	—	54,310	—	—	54,324
August 2005—$3.26	39,466	39	—	—	—	—	128,538	—	—	128,577
September 2005—$3.42	37,196	37	—	—	—	—	127,250	—	—	127,287
October 2005—$3.19	88,118	89	—	—	—	—	281,005	—	—	281,094
November 2005—$3.16	55,349	55	—	—	—	—	174,896	—	—	174,951
December 2005—$2.44	38,099	38	—	—	—	—	92,966	—	—	93,004
Shares issued as payment for convertible debt and accrued interest	584,711	585	—	—	—	—	1,674,526	—	—	1,675,111
Finance cost – shares issued at a discount	—	—	—	—	—	—	336,610	—	—	336,610
Expense recognized from repricing of warrants	—	—	—	—	—	—	226,294	—	—	226,294
Exercise of class ‘C’ warrants for cash	54,166	54	—	—	—	—	162,444	—	—	162,498
Contributed services—officer	—	—	—	—	—	—	20,000	—	—	20,000

The accompanying notes form an integral part of these financial statements

10

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To December 31, 2005

 (continued)

	Common Stock		Series ’A’ Convertible Preferred Stock		Series ’A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Dec. 31, 2005
	Shares	Amount	Shares	Amount	Shares	Amount
Amortization of deferred compensation	—	$ —	—	$ —	—	$ —	$ —	$ 4,985	$ —	$ 4,985
Warrants issued for services	—	—	—	—	—	—	1,060,467	—	—	1,060,467
Series ’A’ preferred stock accrued dividend	—	—	—	—	—	—	(54,920)	—	—	(54,920)
Shares for series ’A’ preferred dividends	—	—	—	—	18,307	19	54,901	—	—	54,920
Conversion of series ’A’ preferred stock	203,417	203	(203,417)	(203)	—	—	—	—	—	—
Shares issued	—	—	70,066	70	(70,066)	(70)	—	—	—	—
Warrant liability reclassified upon effectiveness	—	—	—	—	—	—	260,000	—	—	260,000
Sale of common stock	2,500,000	2,500	—	—	—	—	7,997,500	—	—	8,000,000
Offering cost related to sale of common stock	—	—	—	—	—	—	(30,000)	—	—	(30,000)
Net loss	—	—	—	—	—	—	—	—	(8,660,688)	(8,660,688)
Balance December 31, 2005	38,575,021	$ 38,575	112,991	$ 113	79,618	$ 80	$ 28,442,720	$ (1,504)	$ (23,082,530)	$ 5,397,454

The accompanying notes form an integral part of these financial statements

11

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Cash Flows

For The Years Ended December 31, 2005 And 2004 And From Inception

Of Development Stage (November 7, 2000) To December 31, 2005

	For the Years Ended December 31,		From Inception of Development Stage (Nov. 7, 2000) to Dec. 31, 2005
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (8,660,688)	$ (6,966,243)	$ (21,236,935)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	91,022	69,984	212,596
Amortization of debt issue costs and finance costs	873,721	13,842	887,563
Change in fair value of warrant liability	(318,000)	130,430	(187,570)
Amortization of deferred compensation	4,985	225,531	238,389
Services recognized as contributed capital	20,000	80,000	200,000
Stock issued for services	1,386,576	1,900,774	4,675,852
Options and warrants issued for services	1,060,467	132,712	3,288,049
Warrants issued for legal settlement	—	757,207	757,207
Finance cost attributed to repricing of warrants	226,294	158,516	384,810
Finance cost attributed to shares issued at discount	336,610	—	336,610
Other	—	1,459	1,459
Changes in operating assets and liabilities:
Prepaid expenses and other currents assets	65,562	(106,157)	(171,344)
Accounts payable and accrued expenses	(63,086)	(91,160)	329,036
Net cash used in operating activities	(4,976,537)	(3,693,105)	(10,284,278)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(211,981)	(33,145)	(454,870)
Capitalized patent cost	(108,509)	(184,000)	(383,460)
Net cash used in investing activities	(320,490)	(217,145)	(838,330)
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	—	—	136,400
Issuance of common stock and exercise of warrants for cash	8,162,498	324,996	9,293,280
Cost of sale of common stock	(30,000)	—	(30,000)
Sale of preferred stock for cash, net of expenses	—	—	4,805,865
Sale of warrants for cash	—	—	125,000
Proceeds from issuance of convertible debenture, net of expenses	—	1,968,340	1,968,340
Payment of convertible debenture	(400,000)	—	(400,000)
Net cash provided by financing activities	7,732,498	2,293,336	15,898,885

The accompanying notes form an integral part of these financial statements

12

SIGNALIFE, INC.

 (A Development Stage Company)

Statements Of Cash Flows

For The Years Ended December 31, 2005 And 2004 And From Inception

Of Development Stage (November 7, 2000) To December 31, 2005

(Continued)

	For the Years Ended December 31,		From Inception of Development Stage (Nov. 7, 2000) to Dec. 31, 2005
	2005	2004
Net increase (decrease) in cash and cash equivalents	2,435,471	(1,616,914)	4,776,277
Cash and cash equivalents, beginning of period	2,340,806	3,957,720	—
Cash and cash equivalents, end of period	$ 4,776,277	$ 2,340,806	$ 4,776,277

Supplemental Cash Flow Information:

Signalife paid interest of $8,608 for the year ended December 31, 2005.  Signalife paid no interest for the years from inception of development stage (November 7, 2000) to December 31, 2004.

For the years from inception of development stage (November 7, 2000) to December 31, 2005, Signalife paid no income taxes.

Supplemental Investing and Financing Activities:

In September 2002, 23,400,000 shares of common stock were issued for a patent valued at $78,023.

In April 2003, Signalife entered into an agreement with a major shareholder in which $150,000 of common stock was issued for $33,208 of accrued expenses and $116,792 of furniture and fixtures and leasehold improvements.

Signalife recorded compensation expense of $20,000 and $80,000 for the years ended December 31, 2005 and 2004, respectively, for its former Chief Executive Officer.  This compensation was recorded as additional paid in capital because no payments were made to the Chief Executive Officer.

For the years ended December 31, 2005 and 2004, we accrued $54,920 and $295,452, respectively, in dividends related to the series ’A’ convertible preferred stock.  Such dividends are a non-cash charge as they have been or will be paid in-kind.

During 2004, we recorded a discount on debt related to the issuance of a convertible debenture in the amount of $855,903, resulting from a beneficial conversion feature attributable to the conversion provisions of the debenture and from a warrant issued with the debenture.

During the year ended December 31, 2005, we issued an aggregate of 584,711 shares of common stock in payment of $1,600,000 of principal amount of the convertible debt described in Note 10, “Convertible Debenture Payable”, plus accrued interest of $75,111. Since the stock was issued at a discount to market value, we have recorded a financing cost of $336,610 attributable to the discount.

During the years ended December 31, 2005 and 2004, 203,417 and 1,546,633 shares of common stock, respectively, were issued upon conversion of an equivalent number of series ’A’ preferred stock.

During the year ended December 31, 2004, we issued 453,143 shares of common stock for marketing and business services.  These services were valued at $1,900,774 based upon the market value of the shares at the date of issuance.  Of those shares issued, 52,391 shares of common stock valued at $190,140 based upon the market value of the shares at the date of issuance related to expenses accrued during the fourth quarter of 2003 since the services were rendered during that period.

The accompanying notes form an integral part of these financial statements

13

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

1.

ORGANIZATIONAL MATTERS

Signalife, Inc. (“we”, “our company” or “Signalife”) is a development stage medical device company focused on researching, developing and marketing medical devices which monitor and measure physiological signals in order to detect diseases that impact an individual’s health.  Signalife was originally incorporated in Delaware on January 19, 1987. On November 2, 2005, we changed our name to Signalife, Inc. from Recom Managed Systems, Inc.

On June 26, 2000, we filed a Voluntary Petition for Reorganization under Chapter 11 of the Federal Bankruptcy Code and substantially curtailed operations.  The Plan of Reorganization was confirmed on November 7, 2000, at which date the company became a development stage company under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 7.  This resulted in the post bankruptcy ownership group controlling approximately 87% of the common stock and the elimination of the outstanding liabilities and most assets.

On September 19, 2002, we issued 23,400,000 (7,800,000 pre-split) shares of common stock in exchange for intangible technology to ARC Finance Group, LLC (“ARC Finance Group”).  The issuance of this stock resulted in a change of control, with the new ownership group controlling approximately 85% of the company’s outstanding stock (See Note 6, “Patents And Technology, Including Related Party Amounts”).  At December 31, 2005, ARC Finance Group’s ownership percentage of the company’s outstanding common shares was approximately 59%.

We are authorized under our Certificate of Incorporation to issue (1) common shares, par value $.001 per share, and (2) shares of preferred stock, par value $.001 per share, of which one class, denominated as series ’A’ convertible preferred stock, has been designated to date.  We sometime refer to these securities in these financial statements as “common shares”, “preferred shares” and “series ’A’ preferred shares”, respectively.

2.

BASIS OF PRESENTATION

The accompanying financial statements have been prepared by Signalife in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission, including Form 10-KSB and Regulation S-B.  The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods.  The company believes that the disclosures provided are adequate to make the information presented not misleading.

On April 2, 2003, our board of directors declared a three-for-one stock split effective as of the close of business on April 11, 2003.  All share amounts, exercise prices relating to share purchase options and warrants, and earnings per share amounts referred to in these financial statements and notes are presented on a post-split basis unless stated otherwise.

On October 21, 2003, we formed Memonitor, Inc., a Delaware corporation, to act as a vehicle for the prospective application of our technology for the treatment and monitoring of Alzheimer’s, Parkinson’s and related neurological diseases of the brain.  To date, Memonitor has remained a dormant corporation and has not been included in these financial statements.

The accompanying notes form an integral part of these financial statements

14

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

3.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles used in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Specifically, our management has estimated the expected economic life and value of our patents, our net operating loss for tax purposes and our stock, option and warrant expenses related to compensation to employees and directors, consultants and investment banks.  Actual results could differ from those estimates.

Fair Value of Financial Instruments—For certain of our financial instruments, including accounts payable and accrued expenses, the carrying amounts approximate fair value due to their relatively short maturities.

Cash and Equivalents—Cash equivalents are comprised of certain highly liquid investments with maturity of three months or less when purchased.  We maintain our cash in bank deposit accounts, which, at times, may exceed federally insured limits.  We have not experienced any losses in such account.

Equipment—We record our equipment at historical cost.  We expense maintenance and repairs as incurred. Depreciation is provided for by the straight-line method over three to five years.

Intangible and Long-Lived Assets—We follow SFAS No. 144, “Accounting for Impairment of Disposal of Long-Lived Assets”, which established a “primary asset” approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long lived asset to be held and used.  Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.  During the years ended December 31, 2005 and 2004, no impairment loss was recognized.

Advertising Costs— Advertising costs are expensed as incurred and amounted to $9,087 for the year ended December 31, 2004, with no advertising expense in 2005.

Research and Development Costs—Research and development costs consist of expenditures for the research and development of patents and technology, which are not capitalizable. Our research and development costs consist mainly of payroll and payroll related expenses, consultants, testing and FDA regulatory expenses.

Net Loss Per Share—We use SFAS No. 128, “Earnings Per Share” for calculating the basic and diluted loss per share.  We compute basic loss per share by dividing net loss and net loss attributable to common shareholders by the weighted average number of common shares

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

outstanding.  Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential shares had been issued and if the additional shares were dilutive. Common equivalent shares are excluded from the computation of net loss per share if their effect is anti-dilutive.

Per share basic and diluted net loss attributable to common stockholders amounted to $0.23 for the year ended December 31, 2005 and $0.22 for the year ended December 31, 2004. For the years ended December 31, 2005 and 2004, 10,343,462 potential shares and 5,417,565 potential shares, respectively, were excluded from the shares used to calculate diluted earnings per share as their inclusion would reduce net loss per share.

Stock Based Compensation—SFAS No. 123, “Accounting for Stock-Based Compensation,” establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of the grant or the date at which the performance of the services is completed and is recognized over the periods in which the related services are rendered.  The statement also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for stock-based compensation to employees.  We have elected to use the intrinsic value based method for grants to our employees and directors and have disclosed the pro forma effect of using the fair value based method to account for our stock-based compensation to employees.

Signalife uses the fair value method for equity instruments granted to non-employees and uses the Black Scholes model for measuring the fair value.  The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the periods in which the related services are rendered.

Pro Forma Information

Employee and Director Common Share Purchase Options—Pro forma information regarding the effects on operations of employee and director common share purchase options as required by SFAS No. 123, and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123” has been determined as if Signalife had accounted for those options under the fair value method.  Pro forma information is computed using the Black-Scholes method at the date of grant of the options based on the following assumptions ranges:  (1) risk free interest rate of 1.42% to 3.5%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 53.84% to 158.48%; and (4) an expected life of the options of 1.5 – 2 years.  The foregoing option valuation model requires input of highly subjective assumptions.  Because common share purchase options granted to employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value of estimate, the existing model does not in the opinion of our management necessarily provide a

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

reliable single measure of fair value of common share purchase options we have granted to our employees and directors.

Pro forma information relating to employee and director common share purchase options is as follows:

	For the Year Ended December 31, 2005	For the Year Ended December 31, 2004
Net loss as reported	$ (8,660,688)	$ (6,966,243)
Current period expense calculated under APB 25	—	—
Stock compensation calculated under SFAS 123	(1,309,639)	(389,199)
Pro forma net loss	$ (9,970,327)	$ (7,355,442)
Basic and diluted historical loss per share	$ (0.23)	$ (0.21)
Pro forma basic and diluted loss per share	$ (0.27)	$ (0.22)
Net loss attributable to common shares, as reported	$ (8,715,608)	$ (7,261,695)
Pro forma net loss attributable to common shares	$ (10,025,247)	$ (7,650,894)
Basic and diluted historical loss per share attributable to common shares	$ (0.23)	$ (0.22)
Pro forma basic and diluted loss per share attributable to common shares	$ (0.27)	$ (0.23)

Income Taxes—Deferred income taxes result primarily from temporary differences between financial and tax reporting.  Deferred tax assets and liabilities are determined based on the difference between the financial statement bases and tax bases of assets and liabilities using enacted tax rates.  A valuation allowance is recorded to reduce a deferred tax asset to that portion that is expected to, more likely than not, be realized.

Comprehensive Income— A statement of comprehensive income is not presented in our financial statements since we did not have any of the items of other comprehensive income in any period presented.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

4.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No.153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions”.  The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance.  Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished.  Opinion 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets.  The FASB believes that exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis.  By focusing the exception on exchanges that lack commercial substance, the FASB believes this statement produces financial reporting that more faithfully represents the economics of the transactions.  SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance.  The provisions of SFAS 153 shall be applied prospectively.  Signalife has evaluated the impact of the adoption of SFAS 153, and does not believe the impact will be significant to the company’s overall results of operations or financial position.

In December 2004, the FASB issued SFAS No.123 (revised 2004), “Share-Based Payment”.SFAS 123(R) will provide investors and other users of financial statements with more complete andneutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements.  That cost will be measured based on the fair value of the equity or liability instruments issued.  SFAS 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.   SFAS 123(R) replaces FASB Statement No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees.  However, that statement permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used.  Public entities (other than those filing as small business issuers) will be required to apply SFAS 123(R) as of the first interim or annual reporting period that begins after June 15, 2005. SFAS 123(R) is applicable for Signalife effective the first interim period that starts after December 15, 2005. Signalife has evaluated the impact of the adoption of SFAS 123(R), and believes that the impact will be significant to the company’s overall results of operations and financial position (a pro forma effect, as estimated by management, is disclosed in Note 3, “Significant Accounting Policies”).

In December 2004 the FASB issued two Staff Positions—FSP FAS 109-1, Application of FASB Statement 109 “Accounting for Income Taxes” to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, and FSP FAS 109-2 Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

Neither of these affected the Company as it does not participate in the related activities.

In January 2003, the FASB issued FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). In December 2003, FIN 46 was replaced by FASB interpretation No. 46(R) “Consolidation of Variable Interest Entities”. FIN 46(R) clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46(R) requires an enterprise to consolidate a variable interest entity if that enterprise will absorb a majority of the entity’s expected losses, is entitled to receive a majority of the entity’s expected residual returns, or both. FIN 46(R) is effective for entities being evaluated under FIN 46(R) for consolidation no later than the end of the first reporting period that ends after March 15, 2004. The Company does not currently have any variable interest entities that will be impacted by adoption of FIN 46(R).

In March 2005, the staff of the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”). The interpretations in SAB 107 express views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provide the staff’s views regarding the valuation of share-based payment arrangements for public companies.  In particular SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of SFAS 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154, “ Accounting Changes and Error Corrections ” (“SFAS 154”) which replaces Accounting Principles Board Opinions No. 20 “ Accounting Changes ” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28 ”.  SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections.  It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error.  SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by Signalife in the first quarter of 2006.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

5.

PROPERTY AND EQUIPMENT

Our property and equipment as of December 31, 2005 is as follows:

Computer equipment	$ 149,818
Leasehold improvements	66,792
Furniture and fixtures	184,589
Software	21,317
Other equipment	31,659
Total property and equipment	454,175
Accumulated depreciation	178,464
Property and equipment, net	$ 275,711

Depreciation expense amounted to $79,876 and $58,838 during the years ended December 31, 2005 and 2004, respectively.

6.

PATENTS AND TECHNOLOGY, INCLUDING RELATED PARTY AMOUNTS

On September 19, 2002, we acquired certain know how, trade secrets and other proprietary intellectual property rights relating to the development of a human biomedical signal amplification equipment and technology from ARC Finance Group, LLC (“ARC Finance”) in exchange for 23,400,000 shares of common stock (7,800,000 shares pre-split).  As a result of this transaction, ARC Finance acquired approximately 85% of the company’s outstanding shares at that time.  We have valued the technology and the common stock issued at $78,023, which was ARC Finance Group’s historical cost basis for the patents.

When we acquired the patent, we inherited a licensing agreement and therefore consider the patent to have been placed in service.  We are amortizing our initial patent, valued at $78,023, over an estimated useful life of 7 years.  The aggregate amortization expense will be approximately $56,000 over the next five years, with an expense of approximately $11,200 annually.  The remaining balance in the intangible account consists of additional costs relating to our amplification technology, principally patent application costs.  We have one patent and five patent applications concerning our proprietary amplification technology.  We have recorded the value of our original patent and the additional costs relating to our amplification technology at the historical cost of $461,483, with accumulated amortization of $33,438 as of December 31, 2005.  Amortization expense amounted to $11,146 for each of the years ended December 31, 2005 and 2004, respectively.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

7.

CONTINGENT SETTLEMENT PAYABLE

In conjunction with Dr. Budimir Drakulic becoming our Vice President and Chief Technology Officer, we reached an agreement-in-principle with Dr. Drakulic to offer to sell common shares to certain individuals in order to protect our rights to the Signal Technologies.  As part of that agreement, we agreed that should we raise more than $2 million in certain offerings, we would pay 4% of the proceeds of those offerings greater than $2 million to those individuals up to a maximum amount of $480,350.  We subsequently reached settlements with a number of these individuals and the remaining liability related to the agreement as of December 31, 2005 is $21,113, which is included in accounts payable and accrued expenses.

8.

INCOME TAXES

We have eliminated substantially all prior net operating loss carryovers due to change of ownership in September 2002. We have provided no current income taxes due to the losses incurred in 2002 through 2005.  Net operating losses for tax purposes of approximately $15,800,000 at December 31, 2005 are available for carryover.  The net operating losses will expire from 2022 through 2025.  We have provided a 100% valuation allowance for the deferred tax benefit resulting from the net operating loss carryover due to our limited operating history since the change of control.  In addressing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible.  A reconciliation of the statutory Federal income tax rate and the effective income tax rate for the years ended December 31, 2005 and 2004 follows:

	December 31, 2005	December 31, 2004
Statutory federal income tax rate	(35)%	(35)%
State income taxes, net of federal taxes	(5)%	(8)%
Non-deductible items	9%	8%
Valuation allowance	31%	35%
Effective income tax rate	0%	0%

Significant components of deferred tax assets and liabilities are as follows:

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

	December 31, 2005	December 31, 2004
Deferred tax assets (liabilities):
Net operating loss carryforwards	$ 5,530,517	$ 3,264,057
Tax credits	139,106	68,474
Deferred compensation	134,272	3,803,881
Depreciation and amortization	(27,526)	(22,018)
Deferred tax assets, net	5,776,369	7,114,394
Valuation allowance	(5,776,369)	(7,114,394)
Net deferred tax assets	$ —	$ —

9.

PREFERRED STOCK AND WARRANT UNIT OFFERING

From October through December 2003, we raised $5,378,650 in gross proceeds from a private placement to 100 investors effected through Maxim Group, LLC (“Maxim”), a registered broker-dealer, as placement agent, pursuant to which we sold 1,792,975 series ’A’ convertible preferred shares, with each share convertible into one common share; and 896,488 Class ’C’ warrants, each warrant entitling the holder to purchase one common share for $3.75 (later voluntarily reduced by the company to $3). The proceeds to our company, net of expenses, were approximately $4,806,000.

We issued to Maxim, as compensation for acting as placement agent, a warrant exercisable into 179,292 units, each unit comprising one series ’A’ preferred share and a common share purchase warrant exercisable into one-half common share at $3.75 per share and valued at $238,430 using the Black Scholes model.  The placement agent’s warrant is exercisable at $3.60 per share and expires five years following the date of issuance.

In accordance with Emerging Issues Task Force (“EITF”) No.00-27, “Application of EITF Issue No. 98-5, ‘Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rates’, to Certain convertible Instruments”, a portion of the proceeds were allocated to the class ‘C’ warrants based on their relative fair value, which totaled $949,121 using the Black Scholes option pricing model.  Further, we attributed a beneficial conversion feature of $896,474 to the series ’A’ preferred shares based upon the difference between the conversion price of those shares and the closing price of our common shares on the date of issuance.  The assumptions used in the Black Scholes model are as follows:  (1) dividend yield of 0%; (2) expected volatility of 81.16%, (3) weighted average risk-free interest rate of 1.68%, and (4) expected life of 1.5 years as the conversion feature and warrants are immediately exercisable.  Both the fair value of the class ‘C’ warrants and the beneficial conversion feature were recorded as a dividend and are included in the accompanying financial statements.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

Our series ’A’ preferred shares carry a liquidation value equal to $3 per share, are senior to all other shares of capital stock now existing or hereinafter created by our company as to dividend and liquidation rights, and have voting rights as if converted into common shares.

Our series ’A’ preferred shares are required to pay dividends of 8% annually to be paid quarterly either in cash or in the form of additional preferred shares at the discretion of Signalife.  Any series ’A’ preferred shares issued as a dividend will be valued at $3 per share.  During 2005 and 2004, we accrued dividends in the amount of $54,920 and $295,452, respectively, and a total of $457,947 since original issuance in 2003.

To date we have elected to pay these dividends in kind through the issuance of additional preferred stock. During 2005, we committed to issue a total of 18,307 preferred shares valued at $54,920 in satisfaction of the accrued dividends, while during 2004, we issued or committed to issue a total of 134,834 preferred shares valued at $404,487.

Each series ’A’ preferred shareholder has the option at any time to convert all or any portion of his or her shares into common shares on a one-for-one basis.  During 2005 and 2004, 203,417 and 1,546,633 series ’A’ preferred shares, respectively, were converted into an equivalent number of common shares.

We can force conversion of the series ’A’ preferred shares into common shares upon 45 days written notice to the holders of the series ’A’ convertible preferred stock, if (1) our common shares are listed on a qualified exchange (NASDAQ, AMEX or NYSE); (2) the closing price of our common shares is at least $7.50 for 30 consecutive trading days; and (3) the common shares underlying the conversion are subject to an effective registration statement filed with the SEC pursuant to the Securities Act of 1933.

Each class ‘C’ warrant entitled the holder to purchase one common share at an exercise price of $3.75 per share.  The class ‘C’ warrants are exercisable anytime during the four year period commencing on the final closing and do not contain provisions for cashless exercise.  On October 1, 2004, we voluntarily reduced the exercise price of the class ‘C’ warrants from $3.75 to $3.  The aggregate number of warrants which have been repriced is 896,488. The excess of the value of the modified warrants as compared to the original warrants was calculated according to SFAS 123.  As a result of this repricing, we recorded a non-cash expense of $158,516 for the excess value during the fourth quarter of 2004.

10.

CONVERTIBLE DEBENTURE PAYABLE

On December 29, 2004, we sold an 8% convertible debenture in the amount of $2,000,000 (effective interest rate of 89%) to DKR SoundShore Oasis Holding Fund Ltd. (“Oasis”).  Terms called for the payment of $400,000 in principal on the debenture in cash on May 16, 2005, June 1, 2005, July 1, 2005, August 1, 2005 and August 31, 2005, respectively.  The debenture also called for payments of interest on the outstanding principal on the debenture in cash on May 10, 2005, June 1, 2005, July 1, 2005, August 1, 2005 and August 31, 2005, respectively.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

For so long as the debenture was unpaid, the debenture holder was entitled to convert the debenture into a number of common shares equal to the outstanding principal on the debenture divided by $5.25, such amount representing 105% of the closing price for our common shares on the trading day prior to the sale of the debenture.  We also had the right to pay the principal and interest on the debenture in common shares in lieu of cash provided that we first register those shares with the SEC by filing a registration statement, were not otherwise in default under the debenture, and satisfied certain other conditions including notice requirements. Principal under the debenture was subject to conversion at the rate of 85% of the average of the three lowest closing prices for those shares during the ten day period prior to the repayment date.  Interest under the debenture was subject to conversion at the rate at 90% of the closing price immediately prior to the payment or delivery date.  Under the terms of the debenture, once the registration statement was declared effective, Signalife would have the right to repay both principal and interest in common shares in lieu of cash so long as we were not otherwise in default under the debenture.  We filed the aforesaid registration statement on January 26, 2005, and on February 14, 2005 the SEC declared the registration statement to be effective.

Pursuant to our right to convert all outstanding principal and interest under the debenture into common shares, we made all payments of interest and principal accrued through August 31, 2005 in common shares, with the exception of interest and principal payments due on June 1, 2005, which we paid in cash.  As a consequence, the debenture has been paid in full.

As a result of the March 31, 2005 equity placement described in Note 11, “Other Stockholders’ Equity Transactions”, we incurred a default penalty of $600,000 at March 31, 2005, which was accrued at March 31, 2005 and recorded as a financing cost in the statement of operations.  We settled this penalty in April 2005, by agreeing to a re-pricing of the warrants described below, from an exercise price of $5.75 per share to an exercise price of $2.40 per share. The increase in the fair value of the warrants resulting from the repricing was $226,294.

As additional consideration for the purchase of the debenture, we granted to Oasis warrants entitling it to purchase 275,000 common shares at the price of $5.75 per share, or 115% of the closing price for those shares on the trading day prior to the sale of the debenture.  These warrants lapse if unexercised by December 29, 2009.  A registration rights agreement was executed requiring Signalife to register the shares of its common stock underlying the debenture and warrant so as to permit the public resale thereof.  The debenture provided for the payment of liquidated damages of 2% of the debenture balance per month if the stipulated registration deadlines were not met.  In accordance with EITF 00-27, a portion of the proceeds were allocated to the warrant liability based on its fair value, which totaled $447,570 using the Black-Scholes option pricing model.  The remaining balance was allocated to the convertible debt instrument and was used to compute the beneficial conversion feature.  We attributed a beneficial conversion feature of $408,333 to the convertible debenture based upon the difference between the effective conversion price of those shares and the closing price of our common shares on the date of issuance.  The assumptions used in the Black-Scholes model are as follows:  (1) dividend yield of 0%; (2) expected volatility of 91%, (3) risk-free interest rate of 3.12%, and (4) expected life of 1.5 years. Additionally, we incurred legal costs of $31,660 in connection with the sale of the debenture. The total debt discount of $887,563 has been amortized over the term of the debenture.  During the year ended December 31, 2005, amortization recorded as interest expense amounted to $873,721.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

Since the warrant is a contract requiring settlement through the delivery of registered shares, and the delivery of such registered shares was not deemed controllable by Signalife, we recorded the net value of the warrants at the date of issuance as a warrant liability on the balance sheet ($447,570) and included the change in fair value from the date of issuance to December 31, 2004 in other income (expense), in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.  The fair value of the warrant was $578,000 at December 31, 2004.  Upon the registration statement being declared effective on February 14, 2005, we reclassified the fair value of the warrant on that date ($260,000) to equity.  For the year ended December 31, 2005, the change in fair value of the warrant issued with registration rights decreased by approximately $318,000.

On April 20, 2005, we amended the terms of the warrant by reducing the exercise price of that warrant from $5.75 per share to $2.40 per share.  This amendment was effected in connection with procuring Oasis’s waiver with respect to our recent issuance of $8 million in equity through two private placements discussed in Note 11, “Other Stockholders’ Equity Transactions”.  As a result of the reduction of the exercise price of the warrant, we have recorded a non-cash charge of $226,294 in the statement of operations for 2005.

11.

OTHER STOCKHOLDERS’ EQUITY TRANSACTIONS

Non-Related Party Equity Transactions

We issued 150,000 shares (50,000 shares pre-split) of our common stock during the year ended December 31, 2001 to various consultants and service providers as partial compensation for services rendered to the company. These shares were valued at $5,000.

In March 2003, we issued 21,000 warrants at an exercise price of $0.81 per share, for which we recognized a total of $13,927 in expense for services rendered.  The fair value of warrants was recorded using the Black Scholes option-pricing model computed as of the date of grant using the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 158.48%, (3) weighted-average risk-free interest rate of 3.13%, and (4) expected life of 1.5 years.

In March 2003, our Board of Directors approved the issuance of five-year warrants to purchase 900,000 shares (300,000 pre-split) of our common shares at $0.50 per share to a firm which we retained to perform various services including:  introductions to investment banking firms; assistance in the structuring of  private offerings; assistance in capital market transactions, mergers and acquisitions; advisory services; and assistance in developing strategic relationships.  We estimated the fair value of the warrants at $657,779 under the Black-Scholes option-pricing model computed as of the date of grant using the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 158.48%, (3) weighted-average risk-free interest rate of 1.65%, and (4) expected life of 1.5 years.

On April 15, 2003, we granted to Brookstreet Securities Corporation warrants to purchase 200,000 common shares pursuant to an investment banking agreement.  The warrants were issued in four tranches of 50,000 each, with the first tranche of 50,000 fully vested and exercisable at $1.25 per

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

share.  The second tranche vested 90 days after the date of the agreement with an exercise price of $2.25 per share; the third tranche 180 days with an exercise price of $3.25 per share; and the fourth tranche in 270 days with an exercise price of $4.25 per share.  We estimated the fair value at $418,187 under the Black Scholes option-pricing model computed as of the measurement date, which is the date the services were performed, using the following assumptions:  (1) dividend yield of 0%, (2) expected volatility range of 53.84% to 114.24%, (3) weighted-average risk-free interest rate range of 1.42% to 2.57%, and (4) expected life of 1.5 years.

In May 2003, we completed the first tranche of a private placement pursuant to which we sold 82,667 units to three investors at $3.00 per unit for cash amounting to $248,000.  Each unit consisted of one common share and one common share purchase warrant.  Each warrant was exercisable at $3.00 until May 14, 2004.  Upon exercise of the warrants each investor was entitled to receive one common share and an additional common share purchase warrant entitling him or her to purchase one additional common share at $6.00 per share until November 15, 2004.

On June 20, 2003, our board of directors amended our articles of incorporation to increase our authorized capitalization to 110,000,000 shares, designating 100,000,000 to common stock and 10,000,000 to preferred stock.  Our board of directors is authorized under our articles of incorporation to provide from time to time for the issuance of preferred shares in series and to fix and determine from time to time, before issuance, the designation and relative rights and preferences of the shares of each series of preferred stock and the restrictions or qualifications.  See Note 9, “Preferred Stock and Warrant Unit Offering”.

On June 2, 2003, pursuant to a consulting agreement, we granted to a consultant common share purchase warrants entitling him to purchase 108,000 common shares at $2.40.  We estimated the fair value of the warrants at $199,226 under the Black-Scholes option-pricing model computed as of the date of grant using the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 114.24%, (3) weighted-average risk-free interest rate of 1.42%, and (4) expected life of 1.5 years.

On July 17, 2003 we retained Maxim, a New York based investment banking firm, to act as our lead investment bank.  Under that agreement Maxim provides us with, among other services, assistance with our financing efforts in securing additional capital for product development and to fund the process of gaining approval for our cardiac monitoring device by the FDA.  Maxim also agreed to assist us with general business strategy and with seeking a listing on a national exchange.  We paid Maxim $50,000 at the inception of the agreement, with additional $7,500 per month payments through June 30, 2004.  In addition, we issued Maxim share purchase warrants entitling it to purchase 100,000 restricted common shares at $4.92 per share.  We estimated the fair value of the warrants at $133,349 under the Black-Scholes option-pricing model computed as of the date of grant using the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 81.16%, (3) weighted-average risk-free interest rate of 1.68%, and (4) expected life of 1.5 years.

In July 2003, we closed the second tranche of a private placement by selling 75,075 units to four investors at $3.33 per unit for total cash of $250,000. Each unit consisted of one common share and one common share purchase warrant.  Each warrant was exercisable at $3.33 until May 14, 2004.  Upon exercise of the warrants each investor was entitled to receive one common share and an

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

additional common share purchase warrant entitling him or her to purchase one additional common share at $6.66 per share until November 15, 2004.

In August 2003, we entered into voluntary trading restriction agreements with three shareholders in exchange for share purchase warrants entitling them to purchase a total of 23,501 common shares at a price of $3.29 per share.  In September 2003, we entered into a voluntary trading restriction agreement with a shareholder in exchange for share purchase warrants entitling him to purchase 18,000 common shares at 85% of the closing price of the shares on the date of the agreement ($5.29 at September 23, 2003).  We estimated the fair value of the warrants at $74,088 under the Black Scholes option-pricing model computed as of the date of grant using the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 81.16%, (3) weighted-average risk-free interest rate of 1.68%, and (4) expected life of 1.5 years.

In September 2003, we issued to a consultant share purchase warrants entitling him to purchase 25,000 common shares at an exercise price of $3.29 per share.  We estimated the fair value of the warrants at $41,202 under the Black Scholes option-pricing model computed as of the measurement date, which is the date that the services were performed, using the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 81.16%, (3) weighted-average risk-free interest rate of 1.68%, and (4) expected life of 1.5 years.

In September 2003, we issued 305,000 restricted common shares to three persons pursuant to the cashless exercise provisions of common shares purchase warrants held by such persons.

In November 2003, we issued 800,000 restricted common shares to an investment banking company pursuant to the cashless exercise provisions of common share purchase warrants held by such company.

During 2003, we issued in the aggregate 367,514 common shares for marketing and business services rendered during the period.  We valued these services at $1,233,502 based upon the fair market value of the shares determined as the closing stock price as reported on the OTCBB, at the date of issuance.

On January 20, 2004, we granted to four employees options to purchase a total of 80,000 common shares at $3.60 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of sixteen months, and lapse if unexercised on January 19, 2009, subject to acceleration and forfeiture provisions, subject to acceleration and forfeiture provisions.

On April 28, 2004, we granted to a shareholder warrants to purchase 250,000 common shares at $7.90 per share pursuant to a legal settlement.  As part of this settlement, we agreed to register 80,000 common shares previously held by the shareholder, and the shareholder agreed that an additional 369,000 common shares previously held by the shareholder would be cancelled upon the registration of the 80,000 shares.  The warrants are exercisable on August 1, 2004, and lapse if unexercised on July 31, 2007.  The fair value of the warrants was estimated at $757,207 under the Black-Scholes option-pricing model computed as of the date of grant using the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 81.17%, (3) weighted-average risk-free interest rate of 2.45%, and (4) expected life of 1.5 years.  In July 2004, the shareholder

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

agreed to cancel the warrants in consideration of a payment to the warrant holder in the amount of $14,500, all of which has been charged to general and administrative expense.

During 2004, we issued 130,030 common shares pursuant to exercises of class ’A’ warrants issued as part of a financing transaction in May 2003.  We received cash payments of $275,000 related to these exercises.

During 2004, we issued 16,665 common shares pursuant to exercises of class ‘C’ warrants issued as part of the unit offering in October 2003.  We received cash payments of $49,996 related to these exercises.

During 2004, we issued 51,815 common shares related to cashless exercises of class ’A’ warrants originally issued as part of a financing transaction in May 2003.  As a result of the cashless exercise provision, 14,852 options were cancelled.  We received no cash payments related to these exercises.

During 2004, we issued in the aggregate 453,143 common shares for marketing, legal and business services.  We valued these services at $1,900,774 based upon the fair market value of our common shares determined as the closing stock price as reported by the OTCBB at the date of issuance.  Of those shares issued, 52,391 common shares valued at $190,140 were expensed during the fourth quarter of 2003 since the services were rendered during that period.

On March 31, 2005, we closed a private placement wherein we sold a total of 1,562,500 unregistered common shares, together with common share purchase warrants entitling the holder to purchase 1,500,000 restricted common shares, to Trellus Management Company, LLC for the sum of $5,000,000.  The warrants are exercisable at $1.60 per share, contain cashless exercise provisions, and lapse if unexercised on or before March 31, 2010.  As part of the transaction, we agreed to file a registration statement with the SEC on or before April 20, 2005 to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants to $1.20 per share should we fail to file the registration statement on a timely basis.  Subsequent to the private placement, we procured an extension of the filing date to June 30, 2005, and filed the registration statement with the SEC on June 29, 2005.  The registration statement was declared effective on July 22, 2005.

On April 8, 2005, we closed a private placement wherein we sold a total of 937,500 unregistered common shares, together with common share purchase warrants entitling the holder to purchase 900,000 restricted common shares, to Lagunitas Partners LP, Gruber & McBaine International, J. Patterson McBaine and Jon and Linda Gruber for the sum of $3,000,000.  The warrants are exercisable at $1.60 per share, contain cashless exercise provisions, and lapse if unexercised on or before April 8, 2010.  As part of the transaction, we agreed to file a registration statement with the SEC within 20 days to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants to $1.20 per share should we fail to file the registration statement on a timely basis.  Subsequent to the private placement, we procured an extension of the filing date to June 30, 2005, and filed the registration statement with the SEC on June 29, 2005.  The registration statement was declared effective on July 22, 2005.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

Effective February 1, 2005, we issued options to seven non-executive employees entitling them to purchase a total of 92,000 common shares at an exercise price of $4.05 per share, reflecting the fair market value of the shares as of that date.  These options vest quarterly over a period of four year based upon the continuous provision of services and lapse, to the extent not exercised, on January 31, 2010, subject to acceleration and forfeiture provisions.

On May 17, 2005, we issued to an employee options to purchase a total of 100,000 common shares at $3.75 per share, reflecting the fair market value of the shares as of that date.  The options vest over a period of eight quarters, and lapse if unexercised on May 17, 2010, subject to acceleration and forfeiture provisions.

On June 6, 2005, we issued to an employee options to purchase a total of 100,000 common shares at $4.20 per share, reflecting the fair market value of the shares as of that date.  The options vest over a period of eight quarters, and lapse if unexercised on June 6, 2010, subject to acceleration and forfeiture provisions.

On June 10, 2005, we entered into another investment banking agreement with Maxim.  Pursuant to this agreement, Maxim will provide non-exclusive investment banking, strategic advising and financial advising services to Signalife, and will have certain rights to manage or co-manage any public offering and to participate in future private placements.  As partial compensation under this agreement, we granted Maxim a fully-vested warrant to purchase 500,000 common shares at $4.77 per share.  The warrants, which contain a cashless exercise provision, lapse if unexercised on June 10, 2010. The fair value of the warrants was estimated at $912,986 under the Black-Scholes option-pricing model computed as of the date of grant using the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 98.96%, (3) weighted-average risk-free interest rate of 2.5%, and (4) expected life of 1.5 years.

On June 15, 2005, we issued to an employee options to purchase a total of 200,000 common shares at $4.01 per share, reflecting the fair market value of the shares as of that date.  The options vest over a period of four quarters, and lapse if unexercised on June 15, 2010, subject to acceleration and forfeiture provisions.

On June 27, 2005, we issued to a consultant options to purchase a total of 100,000 common shares at $3.85 per share, in connection with the provision of product development and manufacturing consulting advice.  The options vest over a period of eight quarters, and lapse if unexercised on June 27, 2010.

On July 18, 2005, we issued to an employee options to purchase a total of 25,000 common shares at $3.48 per share, reflecting the fair market value of the shares as of that date.  The options vest over a period of eight quarters, and lapse if unexercised on July 18, 2010, subject to acceleration and forfeiture provisions.

On August 15, 2005, we issued to an employee options to purchase a total of 100,000 common shares at $3.30 per share, reflecting the fair market value of the shares as of that date.  The options vest over a period of sixteen quarters, and lapse if unexercised on August 15, 2010.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

On September 16, 2005, we issued to an employee options to purchase a total of 5,000 common shares at $3.90 per share, reflecting the fair market value of the shares as of that date.  The options vest over a period of four quarters, and lapse if unexercised on September 15, 2010, subject to acceleration and forfeiture provisions.

On October 3, 2005, we issued to an employee options to purchase a total of 50,000 common shares at $3.25 per share, reflecting the fair market value of the shares as of that date.  The options vest over a period of eight quarters, and lapse if unexercised on October 3, 201, subject to acceleration and forfeiture provisions, subject to acceleration and forfeiture provisions.

Equity Transactions With Current or Prospective Officers, Directors and Other Related Parties

During the years ended December 31, 2002, 2001 and 2000, our President and majority shareholder at that time contributed $56,400, $45,000 and $35,000 for working capital purposes.

On September 19, 2002, our President at that time purchased for the sum of $125,000 a common share purchase warrant entitling him to purchase 600,000 (200,000 pre-split) common shares at an exercise price of $0.667 per share, which was above the current market price at the date of issuance.  The warrant could not be exercised before September 1, 2003, expires in September 2006, and contains cashless exercise options and certain anti-dilution and other provisions.

On September 19, 2002, we acquired certain know how, trade secrets and other proprietary intellectual property rights relating to the development of a human biomedical signal amplification equipment and technology, referred to in these financial statement as the "Signal Technologies", from ARC Finance Group, LLC (“ARC”) in exchange for 23,400,000 shares of common stock (7,800,000 shares pre-split).  As a result of this transaction, ARC acquired approximately 85% of our outstanding shares.  We have valued the issuance of the common stock at $78,023, which was ARC Finance Group’s historical cost basis for the patents.

On October 12, 2002, we agreed to issue a total of 2,100,000 (700,000 pre-split) shares of our common stock to Marvin H. Fink pursuant to an employment agreement under which Mr. Fink would serve our Chief Executive Officer and Chairman of our board of directors.  We valued the aforesaid grant of 2,100,000 common shares at $15,190, reflecting the current market value for our common shares on the measurement date.  These shares vest at the rate of 8.33% or 174,999 (58,333 pre-split) shares per quarter with the first vesting on January 12, 2003.  As a consequence of the termination of Mr. Fink’s employment agreement and retirement, all of the aforesaid shares became fully vested during 2005.  We have expensed the value of the shares over the life of the employment agreement, and have expensed $4,157 and $5,063 during the years ended December 31, 2005 and 2004, with no remaining deferred compensation at December 31, 2005.  We have also estimated that the services performed by Mr. Fink for $1 per year have an annual value of $80,000.  In order to fairly present the value of these services, we have recorded additional annual expenses of $20,000, $80,000, $80,000 and $20,000 for the years ended December 31, 2005, 2004, 2003 and 2002, respectively, which was classified as contributed capital.

On October 15, 2002, we agreed to issue a total of 600,000 (200,000 pre-split) common shares to B World Technologies, Inc., pursuant to a Loanout Agreement with Dr. Budimir Drakulic and

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

B World Technologies.  Under that agreement, Dr. Drakulic is obligated to work as an independent contractor for Signalife and serve as our Vice President and Chief Technology Officer for a term of ten years.  We valued the aforesaid grant of 600,000 common shares at $4,140, the current market value for our common shares on the measurement date. These shares vest at the rate of 5% or 30,000 (10,000 pre-split) shares per quarter with the first shares vesting on January 15, 2003.  We are expensing the value over the life of the agreement and have expensed $828 during each of the years ended December 31, 2005 and 2004, with the remainder presented as deferred compensation in Stockholders’ Equity.  For a description of the Loanout Agreement, see Note 13, “Commitments And Contingencies”.

Effective October 15, 2002, we agreed to issue a total of 225,000 (75,000 pre-split) common shares to Mr. Ellsworth Roston, who later became a director of the company, pursuant to a two-year consulting agreement whereby Mr. Roston would consult with Signalife with respect to the engineering, development and refining of our technologies.  We valued the shares at $1,553, the current market value for our common shares on the measurement date.  These shares vest at the rate of 12.5% or 28,125 (9,375 pre-split) shares per quarter with the first shares vesting on February 1, 2003.  We have expensed the value over the life of the agreement of which $629 was expensed during the year ended December 31, 2004.

On October 30, 2002, Mr. Roston became a director of the company and for $190,000 purchased 71,250 (23,750 pre-split) common shares and a five-year warrant to purchase 450,000 (150,000 pre-split) common shares at an exercise price of $1.667 per share.

On October 22, 2002, we issued a total of 564,810 (188,270 pre-split) common shares to eleven individuals for total cash consideration of $17,786, pursuant to an agreement which was entered into in conjunction with Dr. Budimir Drakulic becoming our Vice President and Chief Technology Officer and also in order to protect our rights to the acquired patented signal technologies.  On October 11, 2002, we issued a five-year warrant to purchase 375,000 (125,000 pre-split) common shares for $0.007 per share exercisable immediately to one of the individuals mentioned above who also received common shares.  We estimated the fair value of warrants at $5,324, which was expensed as of December 30, 2002, using the Black Scholes option-pricing model computed as of the date of grant using the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 120.25%, (3) weighted-average risk-free interest rate of 3.01%, and (4) expected life of 1.25 years.

In February 2003, we issued 216,000 options, in two tranches, to Dr. Lowell Harmison, who later became a director of our company, for consulting work related to helping us with the FDA review process for our heart monitoring device.  The first tranche of options, which are fully vested, allow Dr. Harmison to purchase 108,000 common shares (36,000 shares pre-split) at $0.97 per share, exercisable over five years. The second tranche of 108,000 options vest over three years on a quarterly basis.  We estimated the fair value of the first tranche of 108,000 options at $80,456 using the Black Scholes option-pricing model computed as of the grant date with the following assumptions:  (1) dividend yield of 0%, (2) expected volatility of 158.48%, (3) weighted-average risk-free interest rate of 1.65%, and (4) expected life of 1.5 years.  The value of the second tranche of 108,000 options is measured on the vesting dates to reflect the dates that the services are completed.  During 2003, there were three quarterly vestings which were fair valued with the Black Scholes model at $74,643.  The following assumptions were used in the model:  (1) dividend yield

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

of 0%, (2) expected volatility range between 53.84% and 114.24%, (3) weighted average risk free rate of between 1.42% and 1.86%, and (4) expected life of 1.5 years.  During 2004 there were four quarterly vestings which were fair valued with the Black Scholes model at $118,752 and have been expensed as they vest.  The following assumptions were used in the model for 2004:  (1) dividend yield of 0%, (2) expected volatility range between 81.17% and 90.75%, (3) weighted average risk free rate of between 1.69% and 2.56%, and (4) expected life of 1.5 years.  During 2005 there were four quarterly vestings which were fair valued with the Black Scholes model at $96,711 and have been expensed as they vest.  The following assumptions were used in the model for 2005:  (1) dividend yield of 0%, (2) expected volatility range between 82% and 100%, (3) weighted average risk free rate of between 2.5% and 4%, and (4) expected life of 1.5 years.

In March 2003, we entered into a consulting agreement with our then CFO for certain financial and accounting services, and issued him options to purchase 900,000 (300,000 pre-split) common shares at $0.95 per share.  These options, which were issued as compensation for services, vest quarterly over a 3-year period. The agreement was terminated in November 2003 with 150,000 options having vested over two quarters.  We estimated the fair value of the options at $574,196 under the Black-Scholes option-pricing model computed as of the date the services were rendered using the following assumptions:  (1) dividend yield of 0%, (2) expected volatility range of 81.16% to 114.24%, (3) weighted-average risk-free interest rate of 1.42% to 1.68%, and (4) expected life of 1.5 years.

On April 1, 2003, we completed a private placement of 112,792 (37,604 pre-split) common shares or total consideration of $250,000 to the spouse of the owner of ARC Finance Group, LLC, our principal shareholder. The consideration included $100,000 in cash and the cancellation of $150,000 of debt previously advanced for $33,208 in expenses and $116,792 of furniture and fixtures and leasehold improvements from a related party.

On January 20, 2004, we issued to a director, Ms. Jennifer Black, as compensation for serving on our board of directors, options to purchase 50,000 common shares at $3.50 per share, reflecting the fair market value of the shares as of that date.  The options were fully vested, and lapse if unexercised on January 19, 2009, subject to acceleration and forfeiture provisions.

On February 5, 2004, we issued to a director, Dr. Robert Koblin, as compensation for serving on our board of directors, options to purchase 28,000 common shares at $3.70 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on February 4, 2009, subject to acceleration and forfeiture provisions.

On April 1, 2004, we granted to each of two directors, Jennifer Black and Robert Koblin, as compensation for serving on the audit committee of our board of directors, options to purchase 2,000 common shares at $6 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on March 31, 2009, subject to acceleration and forfeiture provisions.

On April 1, 2004, we granted to each of three directors, Marvin Fink, Ellsworth Roston and Robert Koblin, as compensation for serving on the compensation committee of our board of directors, options to purchase 2,000 common shares at $6 per share, reflecting the fair market value of the

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on March 31, 2009, subject to acceleration and forfeiture provisions.

On June 6, 2004, we issued to a director, Dr. Lowell Harmison, as compensation for serving on our board of directors, options to purchase 28,000 common shares at $6.25 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on June 5, 2009, subject to acceleration and forfeiture provisions.

On July 8, 2004, we issued to a director, Ellsworth Roston, as compensation for serving on the audit committee of our board of directors, options to purchase 2,000 common shares at $3.95 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on July 7, 2009, subject to acceleration and forfeiture provisions.

On October 10, 2004, we issued to a director, Marvin Fink, as compensation for serving on our board of directors, options to purchase 28,000 common shares at $2.29 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on October 11, 2009, subject to acceleration and forfeiture provisions.

On November 1, 2004, we issued to a director, Ellsworth Roston, as compensation for serving on our board of directors, options to purchase 28,000 common shares at $2.90 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on October 31, 2009, subject to acceleration and forfeiture provisions.

On January 3, 2005, we granted to each of three directors, Marvin Fink, Ellsworth Roston and Robert Koblin, as compensation for serving on the compensation committee of our board of directors, options to purchase 5,000 common shares at $5.05 per share, reflecting the fair market value of the shares as of that date. The options vest quarterly over a period of one year, and lapse if unexercised on January 2, 2010, subject to acceleration and forfeiture provisions.

On January 3, 2005, we granted to each of two directors, Jennifer Black and Ellsworth Roston, as compensation for serving on our audit committee, options to purchase 10,000 common shares at $5.05 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on January 2, 2010, subject to acceleration and forfeiture provisions.

On January 20, 2005, we issued to a director, Ms. Jennifer Black, as compensation for serving on our board of directors, options to purchase 28,000 common shares at $3.95 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on January 19, 2010, subject to acceleration and forfeiture provisions.

On March 22, 2005, we issued to a director at such time, Ms. Lucy Duncan-Scheman, as compensation for joining and serving on our board of directors, options to purchase 50,000 common shares at $3.10 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on March 21, 2010, subject to acceleration and forfeiture provisions.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

On April 15, 2005, we issued to Ms. Pamela M. Bunes, in connection with her entering into an employment agreement as our Chief Executive Officer, options to purchase 750,000 common shares at $3 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly in tranches of 37,500 shares per quarter over the five year term of the employment agreement based upon the continuous provision of services by Ms. Bunes, and lapse to the extent unexercised on April 15, 2010 (subject to acceleration and forfeiture provisions) with respect to the first sixteen quarterly tranches, and April 15, 2011 (subject to acceleration and forfeiture provision) with respect to the final four quarterly tranches.

On April 18, 2005, we issued to Mr. Rodney Hildebrandt, in connection with his entering into an employment agreement as our Chief Operating Officer, options to purchase 1,000,000 common shares at $3.10 per share, reflecting the fair market value of the shares as of that date.  The right to exercise the option vests quarterly in tranches of 62,500 shares per quarter over four years based upon the continuous provision of services by Mr. Hildebrandt, and lapse to the extent unexercised on April 18, 2010, subject to acceleration and forfeiture provisions.

On June 6, 2005, we issued to a director, Dr. Lowell T. Harmison, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $4.20 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on June 6, 2010, subject to acceleration and forfeiture provisions.

On July 22, 2005, we issued to two directors, Ms. Pamela M. Bunes and Mr. Rodney Hildebrandt, as compensation for joining and serving on our board of directors, options to purchase 50,000 common shares at $3.43 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing March 21, 2005, and lapse if unexercised on March 21, 2010, subject to acceleration and forfeiture provisions.

On July 22, 2005, we issued to a director at that time, Ms. Lucy Duncan-Scheman, as compensation for serving on our audit committee, options to purchase 10,000 common shares at $3.43 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year retroactive to March 21, 2005, and lapse if unexercised on March 21, 2010, subject to acceleration and forfeiture provisions.

On July 22, 2005, we issued to a director at that time, Ms. Lucy Duncan-Scheman, as compensation for serving on our compensation committee, options to purchase 5,000 common shares at $3.43 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year retroactive to March 21, 2005, and lapse if unexercised on March 21, 2010, subject to acceleration and forfeiture provisions.

On July 29, 2005, we issued to a newly-appointed director, Ms. Norma Provencio, as compensation for joining and serving on our board of directors, options to purchase 50,000 common shares at $3.34 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing July 29, 2005, and lapse if unexercised on July 29, 2010, subject to acceleration and forfeiture provisions.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

On July 29, 2005, we issued to a director, Ms. Norma Provencio, as compensation for serving on our audit committee, options to purchase 10,000 common shares at $3.34 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing July 29, 2005, and lapse if unexercised on July 29, 2010, subject to acceleration and forfeiture provisions.

On August 23, 2005, we issued to a newly-appointed director, Mr. Rowland Perkins, as compensation for joining and serving on our board of directors, options to purchase 50,000 common shares at $3.45 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 23, 2005, and lapse if unexercised on August 23, 2010, subject to acceleration and forfeiture provisions.

On November 1, 2005, we issued to a director, Mr. Ellsworth Roston, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $3.18 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 1, 2005, and lapse if unexercised on October 31, 2010, subject to acceleration and forfeiture provisions.

12.

OPTIONS AND WARRANTS OUTSTANDING

Stock Plans

On November 1, 2002, our Board of Directors approved the establishment of the 2002 Stock Plan (the “2002 Stock Plan”).  Our shareholders approved the plan on June 5, 2003.  The total number of common shares available for grant and issuance under the plan may not exceed 6,000,000 (2,000,000 pre-split) shares, subject to adjustment in the event of certain recapitalizations, reorganizations and similar transactions.  Common stock purchase options may be exercisable by the payment of cash or by other means as authorized by the committee or the Board of Directors.  At December 31, 2005, there were outstanding 4,164,837 common share purchase options under the plan, and there were 530,288 common shares available for awards.

On March 31, 2003, our Board of Directors approved the establishment of the 2003 Nonqualified Stock Option And Stock Plan (the “2003 Stock Plan”).  The 2003 Stock Plan allows the Board to grant common stock purchase options or issue free-trading or restricted common stock from time to time to our employees, officers, directors and consultants.  The total number of common shares available for grant and issuance under the plan may not exceed 1,500,000 (500,000 pre-split) shares, subject to adjustment in the event of certain recapitalizations, reorganizations and similar transactions.  Options may be exercisable by the payment of cash or by other means as authorized by the Board of Directors.  Options granted under the 2003 Stock Plan will not qualify under Section 422 of the Internal Revenue Code as incentive stock options.  At December 31, 2005, there were no common share purchase options outstanding, we had issued 1,165,145 common shares under the plan and there were 334,855 common shares available for awards.

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

Stock Purchase Options And Warrants Issued

The following table summarizes information with respect to common stock issuable under all stock purchase options and warrants issued by the company for the periods ended December 31, 2005 and 2004, common share equivalents issuable under series ’A’ preferred share purchase warrants:

	December 31, 2005		December 31, 2004
	Number	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
Outstanding at beginning of the period	4,658,894	$ 2.27	5,920,669	$ 1.77
Granted during the period	6,091,000	2.72	809,030	5.82
Exercised during the period	(54,166)	3.00	(228,362)	2.34
Forfeited, cancelled or lapsed during the period	(544,875)	4.24	(1,842,443)	1.85
Outstanding at end of the period	10,150,853	2.43	4,658,894	2.27
Exercisable at end of the period	7,657,353	$ 2.24	3,864,270	$ 2.43

The number and weighted average exercise prices of all common shares and common share equivalents issuable under and stock purchase options and warrants outstanding as of December 31, 2005 and 2004 is as follows:

Range of Exercise Prices	Remaining Number Outstanding	Weighted Average Contractual Life (Years)	Weighted Average Exercise Price
$0.01 to $0.99	1,928,632	2.0	$ 0.90
$1 to 1.99	2,850,000	3.9	$ 1.61
$2 to 2.99	449,000	3.6	$ 2.43
$3 to $3.99	3,719,221	3.8	$ 3.17
$4 to $4.99	1,141,500	4.0	$ 4.48
$5 to $5.99	27,500	4.0	$ 5.05
$6 to $6.99	35,000	3.4	$ 6.20

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

13.

COMMITMENTS AND CONTINGENCIES

Signalife has employed Ms. Pamela H. Bunes as our Chief Executive Officer and President pursuant to a five-year employment agreement dated April 15, 2005.  Under the employment agreement, Ms. Bunes is entitled to (1) a base salary of $300,000 per year, subject to adjustment after the first anniversary of the agreement upon a performance review by the board; (2) a $32,000 signing bonus; (3) a number of employee benefits, including the provision of an automobile; and (4) the grant of an option entitling her to purchase 750,000 common shares at $3 per share, reflecting the closing price of our common stock as of the date of the agreement.  The right to exercise the option vests quarterly in tranches of 37,500 shares per quarter over the term of the employment agreement based upon the continuous provision of services by Ms. Bunes, and lapse to the extent unexercised on April 15, 2010 with respect to the first sixteen quarterly tranches, and April 15, 2011 with respect to the final four quarterly tranches.  The employment agreement provides for early termination in the case of Ms. Bunes’ death or disability, Ms. Bunes’ termination by Signalife for “cause” as that term is defined in the agreement; and Ms. Bunes’ termination of employment for “good reason” as that term is defined in the agreement, which includes a change in control.  Signalife and Ms. Bunes may each also terminate the agreement upon 60 days’ prior notice with cause or good reason, respectively.  In the event of an early termination of the agreement for any reason, all compensation and benefits under the agreement will terminate as of the date of termination, with the payment of any bonuses payable under any bonus plan adopted by the company being pro rated as of the date of termination.  In addition, all unvested options shall lapse.  In the event of Ms. Bunes’ death or in the event Signalife should terminate the agreement without cause or should Ms. Bunes terminate the agreement for good reason, Signalife shall be obligated to continue to pay Ms. Bunes her base salary and to continue to provide employee benefits for a period of twelve months, except that in the event of Ms. Bunes death, this obligation shall terminated upon the expiration of the intended term of the agreement if shorter.

Signalife has employed Mr. Rodney Hildebrandt as our Chief Operating Officer and Secretary pursuant to a five-year employment agreement dated April 18, 2005.  The agreement has a term commencing effective as of March 22, 2005 and ending on March 21, 2010.  Under the agreement, Mr. Hildebrandt is entitled (1) to a base salary of $125,000 per year, subject to adjustment after the first anniversary of the agreement upon a performance review by the board; (2) a number of employee benefits, including the provision of an automobile; and (3) the grant of an option entitling him to purchase 1,000,000 unregistered common shares at $3.10 per share, reflecting the closing price of our common stock as of the date of the agreement.  The right to exercise the option vests quarterly in tranches of 62,500 shares per quarter over the term of the employment agreement based upon the continuous provision of services by Mr. Hildebrandt, and lapse to the extent unexercised on April 18, 2010.  The employment agreement provides for early termination in the case of Mr. Hildebrandt’s death or disability, Mr. Hildebrandt’s termination by Signalife for “cause” as that term is defined in the agreement; and Mr. Hildebrandt’s termination of employment for “good reason” as that term is defined in the agreement, which includes a change in control.  Signalife and Mr. Hildebrandt may each also terminate the agreement upon 60 days’ prior notice with cause or good reason, respectively.  In the event of an early termination of the agreement for any reason, all compensation and benefits under the agreement will terminate as of the date of

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

termination, with the payment of any bonuses payable under any bonus plan adopted by the company being pro rated as of the date of termination.  In addition, all unvested options shall lapse.  In the event of Mr. Hildebrandt’s death or in the event Signalife should terminate the agreement without cause or should Mr. Hildebrandt terminate the agreement for good reason, Signalife shall also be obligated to continue to pay Mr. Hildebrandt his base salary and to continue to provide employee benefits for a period of twelve months, except that in the event of Mr. Hildebrandt death, this obligation shall terminated upon the expiration of the intended term of the agreement if shorter.

Signalife has engaged Dr. Budimir Drakulic as our Vice President and Chief Technology Officer on a part-time independent contractor basis under a loan-out agreement dated October 15, 2002 with two companies, B World Technologies, Inc. and B Technologies, Inc., and Dr. Drakulic individually.  Dr. Drakulic is the president and owner of these companies.  The essential terms of the agreement are as follows:  (1) the agreement provides for a ten-year initial term, with annual renewal provisions thereafter; (2) B Technologies was entitled to a $10,000 bonus upon execution, and to monthly service fee of $15,000 thereafter; (3) we granted 600,000 (200,000 shares pre-split) “restricted” common shares to B World Technologies, to be earned over five years of continuous provision of services by Dr. Drakulic.  The loan-out agreement provides for early termination should B World and B Technologies fail, neglect or refuse to provide Dr. Drakulic’s services.  In such an event, all compensation under the agreement will terminate and the unvested portion of the 600,000 restricted common share grants shall be deemed forfeit as of the effective termination date.

Since March 1, 2003, Dr. Drakulic has worked for us on a full-time basis even though the loan-out agreement only provides for the provision of part-time services.  We have agreed to characterize these additional services as being provided by Dr. Drakulic as an employee, and to pay him $7,500 annually as compensation for their provision.  Since January 1, 2004, this annual compensation was increased to $37,000.  On March 10, 2003, as additional incentive for the performance of Dr. Drakulic, we granted to B World Technologies options entitling it to purchase 750,000 common shares at $0.95 per share.  These options vest quarterly over a four year term, and lapse, if not exercised, on March 9, 2008.

We lease our principal executive offices, consisting of approximately 4,029 square feet, from Falls Place, LLC, for a 36 month term commencing June 1, 2005.  The lease is terminable after 18 months upon 90 days’ notice provided the termination is attributable to our outgrowing the premises.  Our monthly base rent for years one, two and three is $6,211, $6,336 and $6,463 per month, respectively, which we believe reflects market value.  We are also required to pay our share of any increase in operating expenses over fiscal 2005.  The lease is renewable for an additional 36 months subject to the payment of a 2% per year increase in base rent.

We lease our principal research and development/laboratory facilities, consisting of approximately 3,550 square feet and encompassing four suites including administrative offices and research and development/laboratory facilities, on a month to month basis. We may terminate the lease upon 30 days’ notice and the payment of two months rent.  We currently pay approximately $9,200 per month in base rent for these facilities, which we believe reflects market value, and are also required to pay our share of any increase in operating expenses after

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

August 2002.  Operating expenses include expenses for maintenance of common areas, heating, air conditioning, plumbing, trash disposal, janitorial and security services and other like expenses.

Rent expense recorded in the financial statements was $153,563 and $103,970 for the years ended December 31, 2005 and 2004, respectively.

14.

RELATED PARTY TRANSACTIONS

During the years December 31, 2005 and 2004, we incurred legal fees to a firm which has one of our directors, Mr. Ellsworth Roston, as a partner.  The fees incurred for 2005 and 2004 were $162,603 and $195,146, respectively.  Of these amounts, $108,509 and $184,000 was capitalized as patent costs.

On January 21, 2005, we entered into a consulting agreement with Dr. Lowell T. Harmison, one of our directors, in connection with the provision of his services in evaluating the applicability of our technology to the EEG market.  Under this agreement, we acknowledged that Dr. Harmison had previously provided services for this project for which we compensated him with the sum of $70,000 in registered common shares, and that Dr. Harmison would provide an additional $84,000 in services, payable at the rate of $14,000 per month, to complete the project over a six month term. An additional $14,000 was paid, covering a seventh month of service.

15.

SUBSEQUENT EVENTS

On January 3, 2006, we issued to a director, Ms. Jennifer Black, as compensation for further serving on the audit committee of our board of directors, options to purchase 10,000 common shares at $2.70 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing January 3, 2006, and lapse if unexercised on January 2, 2011, subject to acceleration and forfeiture provisions.

On January 20, 2006, we issued to a director, Ms. Jennifer Black, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $2.90 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing January 20, 2006, and lapse if unexercised on January 19, 2011, subject to acceleration and forfeiture provisions.

On March 14, 2006, we entered into a two-year consulting agreement with Mr. James M. Lyons, as well as a one page modification.  Under this agreement, Mr. Lyons is to provide consulting services relating to strategic, advisory, marketing and public capital markets matters to Signalife as it rolls-out its technologies, including strategic advisory services, consulting services on mergers and acquisitions, evaluative services on joint venture relationships, general business advice, capital structure consultation, and the configuration and/or additional to management, staff and our board of directors.  After a contractual initiation fee of $15,000 payable to Mr. Lyons, as compensation for services under the agreement, we have agreed to (1) pay Mr. Lyons cash compensation of $15,000 per month commencing on the nine-month anniversary date of the agreement, and (2) grant

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Financial Statements

For The Years Ended December 31, 2005 And 2004

(Continued)

Mr. Lyons stock purchase options entitling him to purchase 450,500 common shares at $2.75 per share.  The fair market value of the shares as of date of grant was $2.89 per share, resulting in a $0.14 discount from market.  The first 150,000 options vest on the one-month anniversary date, but will be forfeited on a pro rata basis to the extent the agreement is terminated on or before the nine-month anniversary date.  The balance of the options will vest on the second through twenty-fourth monthly anniversary dates to the extent that Mr. Lyons is then providing services as of such dates.  The options lapse if not unexercised by March 14, 2011, subject to acceleration and forfeiture provisions.

On March 26, 2006, we entered into a Sales and Marketing Services Agreement with Rubbermaid Inc. (“Rubbermaid”), a subsidiary of Newell Rubbermaid Inc.  The initial term of the agreement is for one year, and may be renewed by Rubbermaid on an annual basis for up to nine additional years, subject to satisfaction of modest performance benchmarks and other conditions.  Under this agreement, in consideration for the rights to exclusively market and sell the Fidelity 100 Monitor System and our first Signalife Holter Monitor within the United States, Rubbermaid agreed to pay Signalife $2,000,000 following execution of the agreement, and an additional $1,000,000 to renew the agreement for an additional year on the first and second anniversary dates of the agreement (provided, in the event that less than 201 Fidelity 100 Monitor units have been sold in the first year of the agreement, the first renewal fee shall be reduced to $500,000).  Rubbermaid will, at its cost, put together a national sales force to market the Fidelity 100 Monitor System and the first Signalife Holter Monitor, and will also advertise and otherwise vigorously promote these products in medical literature, at trade shows, and through other mechanisms as set forth in the agreement.  This marketing arrangement may be extended to international sales or other parties upon the mutual consent of both parties.  Other conditions, including provisions for Rubbermaid to bid on our other products pursuant to a right of first refusal, and provisions contemplating the distribution of Rubbermaid’s proprietary medical carts, are set forth in the agreement as well.  In compensation for these services, Rubbermaid will receive 35% of net product sales, as defined in the agreement.  Signalife will, in turn, handle all product manufacturing, fulfillment and product servicing functions.

SIGNALIFE, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS

(UNAUDITED)

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2006 AND 2005

Contents

-

SIGNALIFE, INC.

(A Development Stage Company)

Balance Sheet

September 30, 2006

(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$ 2,472,128
Inventory – raw materials	131,866
Prepaid expenses and other current assets	398,750
Total current assets	3,002,744
Property and equipment, net of accumulated depreciation of $244,914.	280,395
Intangible – patents, including related party amounts, net of accumulated amortization of $41,798	535,188
TOTAL ASSETS	$ 3,818,327
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$ 692,326
Deferred revenue	1,000,000
Total liabilities	1,692,326
Commitments and contingencies	—
Stockholders’ equity:
Series ‘A’ convertible preferred stock, $.001 par value; 10,000,000 shares authorized; 97,909 shares issued and outstanding	98
Series ‘A’ convertible preferred stock to be issued for accrued dividends, 33,322 shares	33
Common stock, $.001 par value; 100,000,000 shares authorized; 39,316,400 shares issued and outstanding	39,316
Additional paid-in capital	32,211,948
Deficit accumulated during development stage	(30,125,394)
Total stockholders’ equity	2,126,001
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 3,818,327

The accompanying notes form an integral part of these financial statements

1

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Operations

For The Three and Nine Months Ended September 30, 2006 And 2005 And From Inception

Of Development Stage (Nov. 7, 2000) To September 30, 2006

 (Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,		From Inception of Development Stage (Nov. 7, 2000) to Sept. 30, 2006
	2006	2005	2006	2005
Exclusivity fee income	$ 500,000	$ —	$ 1,000,000	$ —	$ 1,000,000
Research and development	264,275	365,327	692,388	1,197,597	4,249,363
General and administrative expenses	2,074,058	1,382,600	7,441,667	4,955,336	23,767,922
Loss before other income (expense)	(1,838,333)	(1,747,927)	(7,134,055)	(6,152,933)	(27,017,285)
Interest income	22,160	31,499	91,191	49,318	242,616
Interest expense, including amortization of debt discount	—	(488,130)	—	(1,292,463)	(1,307,890)
Change in fair value of warrant liability	—	—	—	318,000	187,570
Warrant repricing and other financing cost	—	—	—	(226,294)	(384,810)
Loss before provision for income taxes	(1,816,173)	(2,204,558)	(7,042,864)	(7,304,372)	(28,279,799)
Provision for income taxes	—	—	—	—	—
Net loss	(1,816,173)	(2,204,558)	(7,042,864)	(7,304,372)	(28,279,799)
Preferred dividend	7,713	11,134	26,464	43,620	2,330,006
Net loss attributable to common stockholders	$ (1,823,886)	$ (2,215,692)	$ (7,069,328)	$ (7,347,992)	$ (30,609,805)
Basic and diluted loss per share	$ (0.05)	$ (0.06)	$ (0.18)	$ (0.20)	$ (1.12)
Basic and diluted loss per share attributable to common stockholders	$ (0.05)	$ (0.06)	$ (0.18)	$ (0.20)	$ (1.22)
Weighted average shares outstanding— basic and diluted	39,236,981	38,174,854	38,950,260	36,889,282	25,150,277

The accompanying notes form an integral part of these financial statements

2

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To September 30, 2006

(Unaudited)

	Common Stock		Series ‘A’ Convertible Preferred Stock			Series ‘A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Sept. 30, 2006
	Shares	Amount	Shares		Amount	Shares	Amount
2000:
Balance November 7, 2000 (as restated for 3:1 stock split)	4,139,784	$ 4,139	—		$ —	—	$ —	$ (4,139)	$ —	$ —	$ —
Contributed capital	—	—	—		—	—	—	35,000	—	—	35,000
Net loss	—	—	—		—	—	—	—	—	(36,673)	(36,673)
Balance December 31, 2000	4,139,784	4,139	—		—	—	—	30,861	—	(36,673)	(1,673)
2001:
Capital contributed	—	—	—		—	—	—	45,000	—	—	45,000
Shares issued for services July 2001–$0.033	150,000	150	—		—	—	—	4,850	—	—	5,000
Net loss	—	—	—		—	—	—	—	—	(50,000)	(50,000)
Balance December 31, 2001	4,289,784	4,289	—		—	—	—	80,711	—	(86,673)	(1,673)
2002:
Capital contributed	—	—	—		—	—	—	56,400	—	—	56,400
Warrants issued for cash	—	—	—	305	—	—	—	125,000	—	—	125,000
Issuance of common stock for:
Technology—Sept. 2002 – $0.006	23,400,000	23,400	—		—	—	—	54,623	—	—	78,023
Services rendered – Oct. 2002 – $0.021	2,925,000	2,925	—		—	—	—	17,958	(19,678)	—	1,205
Cash—Oct 2002 – $0.03	564,810	565	—		—	—	—	17,221	—	—	17,786
Cash—Nov 2002 – $2.66	71,250	71	—		—	—	—	189,929	—	—	190,000

The accompanying notes form an integral part of these financial statements

3

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To September 30, 2006

(Unaudited)

(Continued)

	Common Stock			Series ‘A’ Convertible Preferred Stock			Series ‘A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Sept. 30, 2006
	Shares		Amount	Shares		Amount	Shares	Amount
Contributed services – officer	—		$ —	—		$ —	—	$ —	$ 20,000	$ —	$ —	$ 20,000
Warrants issued for services	—		—	—		—	—	—	5,324	—	—	5,324
Net loss	—	-	—	—	-	—	—	—	—	—	(211,954)	(211,954)
Balance December 31, 2002	31,250,844		31,250	—		—	—	—	567,166	(19,678)	(298,627)	280,111
2003:
Issuance of common stock for cash and contributed property – April 2003 – $2.22	112,812		113	—		—	—	—	249,887	—	—	250,000
Issuance of common stock for cash:
May 2003—$3.00	82,667		83	—		—	—	—	247,917	—	—	248,000
May 2003—$3.33	75,075		75	—		—	—	—	249,925	—	—	250,000
Issuance of common stock for services:
April 2003—$2.80	147,192		147	—		—	—	—	411,654	—	—	411,801
April 2003—$3.15	11,045		11	—		—	—	—	34,780	—	—	34,791
July 2003—$3.67	111,625		112	—		—	—	—	410,192	—	—	410,304
August 2003—$3.68	33,188		33	—		—	—	—	121,103	—	—	121,136
September 2003—$3.77	24,292		24	—		—	—	—	91,673	—	—	91,697
October 2003—$4.78	15,385		15	—		—	—	—	73,525	—	—	73,540
November 2003—$3.65	18,834		19	—		—	—	—	68,783	—	—	68,802

The accompanying notes form an integral part of these financial statements

4

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To September 30, 2006

(Unaudited)

(Continued)

	Common Stock		Series ‘A’ Convertible Preferred Stock		Series ‘A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Sept. 30, 2006
	Shares	Amount	Shares	Amount	Shares	Amount
December 2003—$3.60	5,953	$ 6	—	$ —	—	$ —	$ 21,425	—	$ —	$ 21,431
Cashless exercise of warrants	1,105,000	1,105	—	—	—	—	(1,105)	—	—	—
Contributed services – officer	—	—	—	—	—	—	80,000	$ —	—	80,000
Employee stock options issued below market	—	—	—	—	—	—	38,400	—	—	38,400
Amortization of deferred compensation	—	—	—	—	—	—	—	6,668	—	6,668
Options and warrants issued for:
Services	—	—	—	—	—	—	2,196,068	(219,010)	—	1,977,058
Financing cost	—	—	—	—	—	—	74,088	—	—	74,088
Issuance of preferred stock for cash	—	—	1,792,975	1,793	—	—	5,376,857	—	—	5,378,650
Series ‘A’ preferred stock offering expenses	—	—	—	—	—	—	(572,785)	—	—	(572,785)
Preferred stock beneficial conversion feature	—	—	—	—	—	—	896,474	—	(896,474)	—
Allocation of fair value to warrants	—	—	—	—	—	—	949,121	—	(949,121)	—
Series ‘A’ preferred stock accrued dividend	—	—	—	—	—	—	(107,575)	—	—	(107,575)
Net loss	—	—	—	—	—	—	—	—	(5,311,377)	(5,311,377)
Balance December 31, 2003	32,993,912	$ 32,993	1,792,975	$ 1,793	—	—	$ 11,477,573	$ (232,020)	$ (7,455,599)	$ 3,824,740

The accompanying notes form an integral part of these financial statements

5

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To September 30, 2006

(Unaudited)

(Continued)

	Common Stock		Series ‘A’ Convertible Preferred Stock		Series ‘A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Sept. 30, 2006
	Shares	Amount	Shares	Amount	Shares	Amount
2004:
Issuance of common stock for services:
January 2004—$3.63	52,391	$ 52	—	$ —	—	$ —	$ 190,088	$ —	$ —	$ 190,140
February 2004—$4.24	25,714	26	—	—	—	—	108,979	—	—	109,005
March 2004—$4.90	47,638	48	—	—	—	—	233,584	—	—	233,632
April 2004—$7.39	11,937	12	—	—	—	—	88,145	—	—	88,157
May 2004—$6.66	43,425	43	—	—	—	—	289,006	—	—	289,049
June 2004—$4.30	16,976	17	—	—	—	—	72,980	—	—	72,997
July 2004—$3.90	21,583	22	—	—	—	—	84,206	—	—	84,228
August 2004—$3.56	26,885	27	—	—	—	—	95,570	—	—	95,597
September 2004—$3.67	49,035	49	—	—	—	—	179,738	—	—	179,787
October 2004—$2.67	55,420	55	—	—	—	—	148,163	—	—	148,218
November 2004—$2.94	32,635	33	—	—	—	—	95,914	—	—	95,947
December 2004—$4.52	69,504	70	—	—	—	—	313,947	—	—	314,017
Exercise of class ‘A’ warrants for cash	130,030	130	—	—	—	—	274,870	—	—	275,000
Exercise of class ‘C’ warrants for cash	16,665	17	—	—	—	—	49,979	—	—	49,996
Cashless exercise of warrants	51,815	52	—	—	—	—	(52)	—	—	—
Contributed services—officer	—	—	—	—	—	—	80,000	—	—	80,000

The accompanying notes form an integral part of these financial statements

6

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To September 30, 2006

(Unaudited)

(Continued)

	Common Stock		Series ‘A’ Convertible Preferred Stock		Series ‘A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Sept. 30, 2006
	Shares	Amount	Shares	Amount	Shares	Amount
Amortization of deferred compensation	—	$ —	—	$ —	—	$ —	$ —	$ 225,531	$ —	$ 225,531
Warrants issued for services	—	—	—	—	—	—	132,712	—	—	132,712
Warrants issued for legal settlement	—	—	—	—	—	—	757,207	—	—	757,207
Expense recognized from repricing of warrants	—	—	—	—	—	—	158,516	—	—	158,516
Beneficial conversion feature	—	—	—	—	—	—	408,333	—	—	408,333
Cancelled common stock	(369,000)	(369)	—	—	—	—	369	—	—	—
Conversion of series ‘A’ preferred stock	1,546,633	1,547	(1,546,633)	(1,547)	—	—	—	—	—	—
Series ‘A’ preferred stock accrued dividend	—	—	—	—	—	—	(295,452)	—	—	(295,452)
Shares for series ‘A’ preferred dividends	—	—	—	—	134,834	134	404,353	—	—	404,487
Conversion of series ‘A’ preferred stock	3,457	3	—	—	(3,457)	(3)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(6,966,243)	(6,966,243)
Balance December 31, 2004	34,826,655	34,827	246,342	246	131,377	131	15,348,728	(6,489)	(14,421,842)	955,601

The accompanying notes form an integral part of these financial statements

7

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To September 30, 2006

(Unaudited)

(Continued)

	Common Stock		Series ‘A’ Convertible Preferred Stock		Series ‘A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Sept. 30, 2006
	Shares	Amount	Shares	Amount	Shares	Amount
2005:
Issuance of common stock for services:
January 2005—$4.26	44,205	$ 44	—	$ —	—	$ —	$ 188,259	$ —	$ —	$ 188,303
February 2005—$4.05	21,231	21	—	—	—	—	85,964	—	—	85,985
March 2005—$3.20	37,628	38	—	—	—	—	120,372	—	—	120,410
April 2005—$4.30	25,641	26	—	—	—	—	110,199	—	—	110,225
May 2005—$4.26	5,262	5	—	—	—	—	22,411	—	—	22,416
June 2005—$3.91	13,877	14	—	—	—	—	54,310	—	—	54,324
August 2005—$3.26	39,466	39	—	—	—	—	128,538	—	—	128,577
September 2005—$3.42	37,196	37	—	—	—	—	127,250	—	—	127,287
October 2005—$3.19	88,118	89	—	—	—	—	281,005	—	—	281,094
November 2005—$3.16	55,349	55	—	—	—	—	174,896	—	—	174,951
December 2005—$2.44	38,099	38	—	—	—	—	92,966	—	—	93,004
Shares issued as payment for convertible debt and accrued interest	584,711	585	—	—	—	—	1,674,526	—	—	1,675,111
Finance cost – shares issued at a discount	—	—	—	—	—	—	336,610	—	—	336,610
Expense recognized from repricing of warrants	—	—	—	—	—	—	226,294	—	—	226,294
Exercise of class ‘C’ warrants for cash	54,166	54	—	—	—	—	162,444	—	—	162,498

The accompanying notes form an integral part of these financial statements

8

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To September 30, 2006

(Unaudited)

(Continued)

	Common Stock		Series ‘A’ Convertible Preferred Stock		Series ‘A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Sept. 30, 2006
	Shares	Amount	Shares	Amount	Shares	Amount
Contributed services—officer	—	$ —	—	$ —	—	$ —	$ 20,000	$ —	$ —	$ 20,000
Amortization of deferred compensation	—	—	—	—	—	—	—	4,985	—	4,985
Warrants issued for services	—	—	—	—	—	—	1,060,467	—	—	1,060,467
Series ‘A’ preferred stock accrued dividend	—	—	—	—	—	—	(54,920)	—	—	(54,920)
Shares for series ‘A’ preferred dividends	—	—	—	—	18,307	19	54,901	—	—	54,920
Conversion of series ‘A’ preferred stock	203,417	203	(203,417)	(203)	—	—	—	—	—	—
Shares issued	—	—	70,066	70	(70,066)	(70)	—	—	—	—
Warrant liability reclassified upon effectiveness	—	—	—	—	—	—	260,000	—	—	260,000
Sale of common stock	2,500,000	2,500	—	—	—	—	7,997,500	—	—	8,000,000
Offering cost related to sale of common stock	—	—	—	—	—	—	(30,000)	—	—	(30,000)
Net loss	—	—	—	—	—	—	—	—	(8,660,688)	(8,660,688)
Balance December 31, 2005	38,575,021	38,575	112,991	113	79,618	80	28,442,720	(1,504)	(23,082,530)	5,397,454

The accompanying notes form an integral part of these financial statements

9

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To September 30, 2006

(Unaudited)

(Continued)

	Common Stock		Series ‘A’ Convertible Preferred Stock		Series ‘A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Sept. 30, 2006
	Shares	Amount	Shares	Amount	Shares	Amount
2006:
Issuance of common stock for services:
January 2006—$2.76	44,024	$ 44	—	$ —	—	$ —	$ 121,629	$ —	$ —	$ 121,673
February 2006—$2.96	48,804	49	—	—	—	—	144,633	—	—	144,682
March 2006—$2.88	41,522	42	—	—	—	—	119,592	—	—	119,634
April 2006—$3.04	62,722	63	—	—	—	—	190,524	—	—	190,587
May 2006—$2.91	176,076	176	—	—	—	—	512,026	—	—	512,202
June 2006—$2.21	55,585	55	—	—	—	—	122,834	—	—	122,889
July 2006—$2.78	51,428	51	—	—	—	—	142,915	—	—	142,966
August 2006—$2.25	190,502	190	—	—	—	—	428,438	—	—	428,628
September 2006—$1.98	97,184	97	—	—	—	—	192,425	—	—	192,522
Cancellation of common stock previously issued for services	(96,667)	(96)	—	—	—	—	(277,827)	—	—	(277,923)
Amortization of deferred compensation	—	—	—	—	—	—	—	1,504	—	1,504
Fair value of employee options	—	—	—	—	—	—	1,501,066	—	—	1,501,066
Options and warrants issued for services	—	—	—	—	—	—	570,981	—	—	570,981
Series ‘A’ preferred stock accrued dividend	—	—	—	—	—	—	(26,464)	—	—	(26,464)

The accompanying notes form an integral part of these financial statements

10

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Stockholders’ Equity

From Inception Of Development Stage (November 7, 2000) To September 30, 2006

(Unaudited)

(Continued)

	Common Stock		Series ‘A’ Convertible Preferred Stock		Series ‘A’ Convertible Preferred Stock To Be Issued		Additional Paid-in Capital	Deferred Compen- sation	Deficit Accumu- lated During Develop- ment Stage	From Inception (Nov. 7, 2000) To Sept. 30, 2006
	Shares	Amount	Shares	Amount	Shares	Amount
Shares for series ‘A’ preferred dividends	—	—	—	—	8,821	8	26,456	—	—	26,464
Conversion of series ‘A’ preferred stock	70,199	70	(15,082)	(15)	(55,117)	(55)	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(7,042,864)	(7,042,864)
Balance September 30, 2006	39,316,400	$ 39,316	97,909	$ 98	33,322	$ 33	$ 32,211,948	—	$ (30,125,394)	$ 2,126,001

The accompanying notes form an integral part of these financial statements

11

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Cash Flows

For The Nine Months Ended September 30, 2006 And 2005 And From Inception

Of Development Stage (Nov. 7, 2000) To September 30, 2006

(Unaudited)

	For the Nine Months Ended September 30		From Inception of Development Stage (Nov. 7, 2000) to Sept. 30, 2006
	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (7,042,864)	$ (7,304,372)	$ (28,279,799)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	74,810	62,373	287,406
Amortization of debt issue costs and finance costs	—	873,721	887,563
Change in fair value of warrant liability	—	(318,000)	(187,570)
Amortization of deferred compensation	1,504	4,778	239,893
Services recognized as contributed capital	—	20,000	200,000
Stock issued for services	1,697,860	837,527	6,373,712
Options and warrants issued for services	570,981	1,023,601	3,859,030
Fair value of employee options	1,501,066	—	1,501,066
Warrants issued for legal settlement	—	—	757,207
Finance cost attributed to repricing of warrants	—	226,294	384,810
Finance cost attributed to shares issued at discount	—	336,610	336,610
Other	—	—	1,459
Changes in operating assets and liabilities:
Deferred revenue	1,000,000	—	1,000,000
Inventory	(131,866)	—	(131,866)
Prepaid expenses and other currents assets	(227,406)	173,173	(398,750)
Accounts payable and accrued expenses	438,403	238,746	767,439
Net cash used in operating activities	(2,117,512)	(3,825,549)	(12,401,790)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(71,134)	(198,537)	(526,004)
Capitalized patent cost	(115,503)	(58,953)	(498,963)
Net cash used in investing activities	(186,637)	(257,490)	(1,024,967)
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions	—	—	136,400
Issuance of common stock and exercise of warrants for cash	—	8,162,498	9,293,280
Cost of sale of common stock	—	(30,000)	(30,000)
Sale of preferred stock for cash, net of expenses	—	—	4,805,865

The accompanying notes form an integral part of these financial statements

12

SIGNALIFE, INC.

(A Development Stage Company)

Statements Of Cash Flows

For The Nine Months Ended September 30, 2006 And 2005 And From Inception

Of Development Stage (Nov. 7, 2000) To September 30, 2006

(Unaudited)

(Continued)

	For the Nine Months Ended September 30,		From Inception of Development Stage (Nov. 7, 2000) to Sept. 30, 2006
	2006	2005
Sale of warrants for cash	$ —	$ —	$ 125,000
Proceeds from issuance of convertible debenture, net of expenses	—	—	1,968,340
Payment of convertible debenture	—	(400,000)	(400,000)
Net cash provided by financing activities	—	7,732,498	15,898,885
Net (decrease) increase in cash and cash equivalents	(2,304,149)	3,649,459	2,472,128
Cash and cash equivalents, beginning of period	4,776,277	2,340,806	—
Cash and cash equivalents, end of period	$ 2,472,128	$ 5,990,265	$ 2,472,128

Supplemental Cash Flow Information:

Signalife paid interest of $1,973 and $8,356 during the nine-month periods ended September 30, 2006 and 2005, respectively. Signalife paid interest of $10,581 for the period from inception of development stage (November 7, 2000) to September 30, 2006.

For the period from inception of development stage (November 7, 2000) to September 30, 2006, Signalife paid no income taxes.

Supplemental Investing and Financing Activities:

Signalife recorded compensation expense of $20,000 for the nine-month period ended September 30, 2005 for the Chief Executive Officer of the company.  This compensation was recorded as additional paid in capital.

During the nine-month period ended September 30, 2005, we issued an aggregate of 584,711 shares of common stock in payment of $1,600,000 of principal amount of the convertible debt described in Note 10 plus accrued interest of $75,111. Since the stock was issued at a discount to market value, we have recorded a financing cost of $336,610 attributable to the discount.

During the nine-month period ended September 30, 2005, we entered into a lease obligation of $9,922 as partial payment for a purchase of computer equipment.

For the nine-month periods ended September 30, 2006 and 2005, we accrued $26,464 and $43,620, respectively, in dividends related to our series “A” preferred stock.  Such dividends are a non-cash charge as they will be paid in-kind.

During the nine-month periods ended September 30, 2006 and 2005,we issued  70,199 and 203,417 shares of common stock, issued upon conversion of an equivalent number of shares of series “A” preferred stock, respectively.

The accompanying notes form an integral part of these financial statements

13

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

1.

ORGANIZATIONAL MATTERS

Signalife, Inc. (“we”, “our company” or “Signalife”) is a development stage medical device company focused on researching, developing and marketing medical devices which monitor and measure physiological signals in order to detect diseases that impact an individual’s health.  Signalife was originally incorporated in Delaware on January 19, 1987. On November 2, 2005, we changed our name to Signalife, Inc. from Recom Managed Systems, Inc.

On September 19, 2002, we issued 23,400,000 (7,800,000 pre-split) shares of common stock in exchange for intangible technology (the “Signal Technologies”) to ARC Finance Group, LLC (“ARC Finance Group”).  The issuance of this stock resulted in a change of control, with the new ownership group controlling approximately 85% of the company’s outstanding stock.  At September 30, 2006, ARC Finance Group’s ownership percentage of the company’s outstanding common shares and voting securities remained over 50%.

We are authorized under our Certificate of Incorporation to issue (1) common shares, par value $.001 per share, and (2) shares of preferred stock, par value $.001 per share, of which one class, denominated as series ‘A’ convertible preferred stock, has been designated to date.  We sometime refer to these securities in these financial statements as “common shares”, “preferred shares” and “series ‘A’ preferred shares”, respectively.

2.

BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements for the three-month and nine-month interim periods ended September 30, 2006 and 2005 and from inception (November 7, 2000) to September 30, 2006 have been prepared by Signalife in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission, including Form 10-QSB and Regulation S-B.  The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments), which are, in the opinion of management, necessary to fairly present the operating results for the respective periods.  Certain information and disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations.  The company believes that the disclosures provided are adequate to make the information presented not misleading.  These financial statements should be read in conjunction with the audited financial statements and explanatory notes for the year ended December 31, 2005 as disclosed in the company’s 10-KSB for that year as filed with the SEC, as it may be amended.

The results of the nine-month period ended September 30, 2006 are not necessarily indicative of the results to be expected for the pending twelve-month period ending December 31, 2006.

14

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

For a description of our significant accounting policies, refer to the explanatory notes the audited financial statements for the company for the year ended December 31, 2005, as disclosed in the company’s annual report on form 10-KSB for that year as filed with the SEC, as it may be amended.

On January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), “Accounting for Stock-Based Compensation” (“SFAS No. 123(R)”, to account for compensation costs under our stock option plans.  We previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) (“APB 25”).  Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for our employee stock options because the option exercise price equaled the market price on the date of grant.  Prior to January 1, 2006, we only disclosed the pro forma effects on net loss and loss per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

In adopting SFAS No. 123(R), we elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method.  Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant.

Revenue recognition

We are currently marketing our products and services through our company sales team, which we are in the process of forming and training, and in certain cases on a co-exclusive basis through Rubbermaid Inc. (“Rubbermaid”), a subsidiary of Newell Rubbermaid Inc.  In the latter case, Rubbermaid has co-exclusive rights with the company to market our Fidelity 100 Monitor System in the United States pursuant to a Sales and Marketing Services Agreement dated March 26, 2006.  Rubbermaid is currently in the process of developing and training its sales staff under this agreement.  The initial term of this agreement is for one year, and may be renewed by Rubbermaid on an annual basis for up to nine additional years, subject to satisfaction of modest performance benchmarks and other conditions.  Under this agreement, Rubbermaid will, at its cost, put together a national sales force to market the Fidelity 100 Monitor System, and will also advertise and otherwise vigorously promote these products in medical literature, at trade shows, and through other mechanisms as set forth in the agreement.  This marketing arrangement may be extended to international sales or other parties upon the mutual consent of both parties.  In compensation for these services, Rubbermaid will receive 35% of net product sales, as defined in the agreement.  Signalife will, in turn, handle all product manufacturing, fulfillment and product servicing functions. Under this agreement, in consideration for the rights to co-exclusively market and sell the Fidelity 100 Monitor System and our first Signalife Holter Monitor within the United States, Rubbermaid paid Signalife $2,000,000 for the first year of the agreement following execution. Revenue from exclusivity fees are being recognized over the term of the agreement.  We recognized $1,000,000 as revenue during the nine-month interim period ended September 30, 2006.

15

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

Inventory

Inventory at September 30, 2006 consists of raw materials and is valued at the lower of cost or market on the first-in, first-out basis.

3.

PRO FORMA INFORMATION

Employee and Director Common Share Purchase Options

We have adopted the fair value recognition provisions of SFAS No. 123(R) to account for compensation costs under our stock option plans.  We previously utilized the intrinsic value method under APB 25.  The following table illustrates the effect on net loss and loss per share as if the fair value based method had been applied to all outstanding and unvested awards in each period.

Pro forma information is computed using the Black-Scholes method at the date of grant of the options based on the following assumptions ranges:  (1) risk free interest rate of 1.42% to 5.0%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 53.84% to 158.48%; and (4) an expected life of the options of 1.5 - 2 years.  The foregoing option valuation model requires input of highly subjective assumptions.  Because common share purchase options granted to employees and directors have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value of estimate, the existing model does not in the opinion of our management necessarily provide a reliable single measure of fair value of common share purchase options we have granted to our employees and directors.

Pro forma information relating to employee and director common share purchase options is as follows:

16

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

	For the Three Months Ended		For the Nine Months Ended
	Sept. 30, 2006	Sept. 30, 2005	Sept. 30, 2006	Sept. 30, 2005
Net loss as reported	$ (1,816,173)	$ (2,204,558)	$ (7,042,864)	$ (7,304,372)
Current period expense included in net loss	436,612	—	1,501,066	—
Stock compensation calculated under SFAS 123	(436,612)	(499,792)	(1,501,066)	(867,264)
Pro forma net loss	$ (1,816,173)	$ (2,704,350)	$ (7,042,864)	$ (8,171,636)
Basic and diluted historical loss per share	$ (0.05)	$ (0.06)	$ (0.18)	$ (0.20)
Pro forma basic and diluted loss per share	$ (0.05)	$ (0.07)	$ (0.18)	$ (0.22)
Net loss attributable to common shares, as reported	$ (1,823,886)	$ (2,215,692)	$ 7,069,328)	$ (7,347,992)
Pro forma net loss attributable to common shares	$ (1,823,886)	$ (2,715,484)	$ 7,069,328)	$ (8,215,256)
Basic and diluted historical loss per share attributable to common shares	$ (0.05)	$ (0.06)	$ (0.18)	$ (0.20)
Pro forma basic and diluted loss per share attributable to common shares	$ (0.05)	$ (0.07)	$ (0.18)	$ (0.22)

4.

CONTINGENT SETTLEMENT PAYABLE

In conjunction with Dr. Budimir Drakulic becoming our Vice President and Chief Technology Officer, we reached an agreement-in-principle with Dr. Drakulic to offer to sell common shares to certain individuals in order to protect our rights to the Signal Technologies.  As part of that agreement, we agreed that should we raise more than $2 million in certain offerings, we would

17

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

pay 4% of the proceeds of those offerings greater than $2 million to those individuals up to a maximum amount of $480,350.  During 2004, we reached settlements with a number of these individuals and the remaining liability related to the agreement as of September 30, 2006 is $21,113, which is included in accounts payable and accrued expenses.

5.

PREFERRED STOCK AND WARRANT UNIT OFFERING

From October through December 2003, we raised $5,378,650 in gross proceeds from a private placement to 100 investors effected through Maxim Group, LLC (“Maxim”), a registered broker-dealer, as placement agent, pursuant to which we sold 1,792,975 series ’A’ convertible preferred shares, with each share convertible into one common share; and 896,488 Class ’C’ warrants, each warrant entitling the holder to purchase one common share for $3.75. The proceeds to our company, net of expenses, were approximately $4,806,000.  As an inducement to exercise these warrants, we later voluntarily reduced the exercise price to $3 per share in 2004, and then to $2.50 per share on June 14, 2006.

We issued to Maxim, as compensation for acting as placement agent, a warrant exercisable into 179,292 units, each unit comprising one series ‘A’ preferred share and a common share purchase warrant exercisable into one-half common share at $3.75 per share and valued at $238,430 using the Black Scholes model.  The placement agent’s warrant is exercisable at $3.60 per share and expires five years following the date of issuance. As an inducement to exercise these warrants, we later voluntarily reduced the exercise price to $3 per share in 2004, and then to $2.50 per share on June 14, 2006.

In accordance with Emerging Issues Task Force (“EITF”) No.00-27,  “Application of EITF Issue No. 98-5, ‘Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Rates’, to Certain convertible Instruments“, a portion of the proceeds were allocated to the class ‘C’ warrants based on their relative fair value, which totaled $949,121 using the Black Scholes option pricing model.  Further, we attributed a beneficial conversion feature of $896,474 to the series ‘A’ preferred shares based upon the difference between the conversion price of those shares and the closing price of our common shares on the date of issuance.  The assumptions used in the Black Scholes model are as follows:  (1) dividend yield of 0%; (2) expected volatility of 81.16%, (3) weighted average risk-free interest rate of 1.68%, and (4) expected life of 1.5 years as the conversion feature and warrants are immediately exercisable.  Both the fair value of the class ‘C’ warrants and the beneficial conversion feature were recorded as a dividend and are included in the accompanying financial statements.

Our series ‘A’ preferred shares carry a liquidation value equal to $3 per share, are senior to all other shares of capital stock now existing or hereinafter created by our company as to dividend and liquidation rights, and have voting rights as if converted into common shares.

Our series ‘A’ preferred shares are required to pay dividends of 8% annually to be paid quarterly either in cash or in the form of additional preferred shares at the discretion of Signalife.  Any series ‘A’ preferred shares issued as a dividend will be valued at $3 per share.  During the

18

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

nine-month interim periods ended September 30, 2006 and 2005, we accrued dividends in the amount of $26,464 and $43,620, respectively, and a total of $484,411 since original issuance in 2003.

To date we have elected to pay these dividends in kind through the issuance of additional preferred stock. During the nine-month interim period ended September 30, 2006, we committed to issue a total of 8,821 series ‘A’ preferred shares, valued at $26,464 in satisfaction of the accrued dividends.  During the nine- month interim period ended September 30, 2005, we committed to issue a total of 14,540 series ‘A’ preferred shares valued at $43,620 in satisfaction of the accrued dividends.

Each series ‘A’ preferred shareholder has the option at any time to convert all or any portion of his or her shares into common shares on a one-for-one basis.  We also have the right to force conversion of the series ‘A’ preferred shares into common shares in the event  (1) we list our common shares on a national exchange (NASDAQ, AMEX or NYSE); (2) the common shares underlying the preferred shares are covered by an effective registration statement; (3) the closing bid price for common shares is at least $7.50 for 30 consecutive trading days; and (4) the average trading volume of the common shares during such 30 consecutive trading day period equals or exceeds 30,000 shares per day.

During the nine-month interim periods ended September 30, 2006 and 2005, we converted 70,199 and 203,417 series ‘A’ preferred shares into an equivalent number of common shares, respectively.

6.

CONVERTIBLE DEBENTURE PAYABLE

On December 29, 2004, we sold an 8% convertible debenture in the amount of $2,000,000 (effective interest rate of 89%) to DKR SoundShore Oasis Holding Fund Ltd. (“Oasis”).  The debenture called for the payment of $400,000 in principal on the debenture in cash on May 16, 2005, June 1, 2005, July 1, 2005, August 1, 2005 and August 31, 2005, respectively, and for payments of interest on the outstanding principal on the debenture in cash on May 10, 2005, June 1, 2005, July 1, 2005, August 1, 2005 and August 31, 2005, respectively.

For so long as the debenture was unpaid, the debenture holder was entitled to convert the debenture into a number of common shares equal to the outstanding principal on the debenture divided by $5.25, such amount representing 105% of the closing price for our common shares on the trading day prior to the sale of the debenture.  We also had the right to pay the principal and interest on the debenture in common shares in lieu of cash provided that we first register those shares with the SEC by filing a registration statement, were not otherwise in default under the debenture, and satisfied certain other conditions including notice requirements.  Principal under the debenture was subject to conversion at the rate of 85% of the average of the three lowest closing prices for those shares during the ten day period prior to the repayment date.  Interest under the debenture was subject to conversion at the rate at 90% of the closing price immediately prior to the payment or delivery date.  Under the terms of the debenture, once the registration statement was declared effective, Signalife would have the right to repay both principal and interest in common shares in lieu of cash so long as we were not otherwise in default under the debenture.  We filed

19

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

the aforesaid registration statement on January 26, 2005, and on February 14, 2005 the SEC declared the registration statement to be effective.

Pursuant to our right to convert all outstanding principal and interest under the debenture into common shares, we made all payments of interest and principal accrued through August 31, 2005 in common shares, with the exception of interest and principal payments due on June 1, 2005, which we paid in cash.  As a consequence, the debenture was paid in full.

As a result of the March 31, 2005 equity placement described in Note 11, “Other Stockholders’ Equity Transactions”, we incurred a default penalty of $600,000 at March 31, 2005, which was accrued at March 31, 2005 and recorded as a financing cost in the statement of operations.  We settled this penalty in April 2005, by agreeing to a re-pricing of the warrants described below, from an exercise price of $5.75 per share to an exercise price of $2.40 per share.

As additional consideration for the purchase of the debenture, we granted to Oasis warrants entitling it to purchase 275,000 common shares at the price of $5.75 per share, or 115% of the closing price for those shares on the trading day prior to the sale of the debenture.  These warrants lapse if unexercised by December 29, 2009.  A registration rights agreement was executed requiring Signalife to register the shares of its common stock underlying the debenture and warrant so as to permit the public resale thereof.  The debenture provided for the payment of liquidated damages of 2% of the debenture balance per month if the stipulated registration deadlines were not met.  In accordance with EITF 00-27, a portion of the proceeds were allocated to the warrant liability based on its fair value, which totaled $447,570 using the Black-Scholes option pricing model.  The remaining balance was allocated to the convertible debt instrument and was used to compute the beneficial conversion feature.  We attributed a beneficial conversion feature of $408,333 to the convertible debenture based upon the difference between the effective conversion price of those shares and the closing price of our common shares on the date of issuance.  The assumptions used in the Black-Scholes model are as follows:  (1) dividend yield of 0%; (2) expected volatility of 91%, (3) risk-free interest rate of 3.12%, and (4) expected life of 1.5 years. Additionally, we incurred legal costs of $31,660 in connection with the sale of the debenture. The total debt discount of $887,563 has been amortized over the term of the debenture.  During the nine-month interim period ended September 30, 2005, amortization recorded as interest expense amounted to $873,721.

Since the warrant is a contract requiring settlement through the delivery of registered shares, and the delivery of such registered shares was not deemed controllable by Signalife, we recorded the net value of the warrants at the date of issuance as a warrant liability on the balance sheet ($447,570) and included the change in fair value from the date of issuance to December 31, 2004 in other income (expense), in accordance with EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”.  The fair value of the warrant was $578,000 at December 31, 2004.  Upon the registration statement being declared effective on February 14, 2005, we reclassified the fair value of the warrant on that date ($260,000) to equity.  For the nine-month interim period ended September 30, 2005, the change in fair value of the warrant issued with registration rights decreased by approximately $318,000.

20

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

7.

OTHER STOCKHOLDERS’ EQUITY TRANSACTIONS

Non-Related Party Equity Transactions

2006

On March 14, 2006, we entered into a two-year consulting agreement with Mr. James M. Lyons.  Under this agreement, Mr. Lyons is to provide consulting services relating to strategic, advisory, marketing and public capital markets matters to Signalife as it rolls-out its technologies, including strategic advisory services, consulting services on mergers and acquisitions, evaluative services on joint venture relationships, general business advice, capital structure consultation, and the configuration and/or additional to management, staff and our board of directors.  After a contractual initiation fee of $15,000 payable to Mr. Lyons, as compensation for services under the agreement, we have agreed to (1) pay Mr. Lyons cash compensation of $15,000 per month commencing on the nine-month anniversary date of the agreement, and (2) grant Mr. Lyons stock purchase options entitling him to purchase 450,500 common shares at $2.75 per share.  The fair market value of the shares as of date of grant was $2.89 per share, resulting in a $0.14 discount from market.  The first 150,000 options vest on the grant date.  The balance of the options will vest on the second through twenty-fourth monthly anniversary dates to the extent that Mr. Lyons is then providing services as of such dates.  The options lapse if not unexercised by March 14, 2011, subject to acceleration and forfeiture provisions. We have recorded an expense of $261,330 during the nine-month interim period ended September 30, 2006 related to the fair value of the options that vested during that period, using the Black-Scholes method based on the following assumption ranges:  (1) risk free interest rate of 4.7%-5%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 70%-82%; and (4) an expected life of the options of 1.5-2 years.

Effective as of April 4, 2006, we entered into a five-year investor relations agreement with American Capital Ventures, Inc.  Under this agreement, American Capital Ventures was to provide consulting services relating to the presentation of our company to interested brokerage firms, hedge funds and institutional investors, coordinate meetings with analysts, assist in preparing and disseminating public relations and marketing materials, and provide advice in connection with financings, mergers acquisitions and buyouts..  The agreement is terminable by either party upon 90 days prior notice.  As compensation for its services, we agreed to pay American Capital Ventures (1) $15,000 cash compensation for each month the agreement remains effective, (2) 60,000 unregistered shares up front to cover American Capital Ventures’ start-up costs, with an additional 440,000 unregistered common shares payable ratably over 36 months to the extent the agreement remains effective; (2) stock purchase options entitling American Capital Ventures to purchase 500,000 common shares at $2.98 per share, reflecting the market price for the shares as of the date of the agreement.  These options vest ratably over 36 months to the extent the agreement remains effective, and lapse if not unexercised by April 4, 2011, subject to acceleration and forfeiture provisions.  During the nine-month period ended September 30, 2006 we issued to American Capital Ventures under this agreement an aggregate of 121,113 common shares, valued at $330,726. Additionally, we recorded an expense of $24,116 during the period related to the fair

21

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

value of the stock purchase options that vested during that period, using the Black-Scholes method based on the following assumptions:  (1) risk free interest rate of 5%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 75%; and (4) an expected life of the options of 1.5 years.

On August 24, 2006, we entered into an amendment to the investor relations agreement with American Capital Ventures pursuant to which American Capital Ventures would provide additional services over a six-week period in connection with preparing promotional materials for our athlete wellness program, while deferring compensation for approximately three months with respect to performance of the initial services under the agreement.  As compensation for the additional services, we agreed to pay to American Capital Ventures (1) $30,000 cash compensation, (2) a total of 24,450 unregistered common shares payable in installments over the consulting period; and (3) stock purchase options entitling American Capital Ventures to purchase 55,552 unregistered common shares at $2.98 per share, reflecting the market price for the shares as of the date of the agreement.  These options would lapse on September 30, 2011, subject to acceleration and forfeiture provisions.  During the nine-month period ended September 30, 2006, we issued to American Capital Ventures under this amendment an aggregate of 24,450 common shares, valued at $50,905.  Additionally, we recorded an expense of $26,575 during the period related to the fair value of the additional stock purchase options that were granted during that period, using the Black-Scholes method based on the following assumptions:  (1) risk free interest rate of 4.7%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 69%; and (4) an expected life of the options of 1.5 years.

Following non-performance by American Capital Ventures, we determined and notified American Capital Ventures on November 3, 2006, that the aforesaid transaction, as amended, was not valid or legally enforceable at inception, to which American Capital Ventures concurred.  As a consequence, we cancelled all common shares and stock purchase options issued to American Capital.  As a result of this cancellation, the company has reversed the expense taken in the quarterly periods ended June 30 and September 30, 2006 during the quarterly period ended September 30, 2006.

Effective as of April 23, 2006, we entered into a business consulting agreement with Knights Bridge, GP.   Under this agreement, Knights Bridge is to provide consulting services concerning various business-related matters for a period of approximately five weeks.  As compensation for its services, we paid Knights Bridge 50,000 unregistered common shares, valued at $156,000 based on the market value on the date of the agreement.

Effective as of May 25, 2006, we entered into a two-year consulting agreement with Mr. Willie Gault, through his company Catch-83, G.P., to assist us in promoting our products to the National Football League (“NFL”) and various other professional and amateur teams and associations; subject to our right of the Corporation to terminate the agreement without cause upon 30 days prior notice, and to pay a two-month severance payment in such circumstances.  Under the terms of the agreement, Catch-83 is entitled to receive:  (1) cash compensation of $5,000 per month, to be increased to $7,500 per month upon the development of a testing

22

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

protocol for the NFL; (2) a $100,000 cash bonus upon five NFL teams adopting the use of the Heart Monitors; (3) the grant of 25,000 five-year common share purchase options exercisable at $1 per share (reflecting a $1.98 per share discount to market) which are fully vested; and (4) the grant of 100,000 fully-vested five-year common share purchase options to be priced at market value upon each of (i) the development of a testing protocol and (ii) five NFL teams adopting the use of the Heart Monitors.  The options to purchase 25,000 are fully vested, and lapse if unexercised on May 25, 2011, subject to acceleration and forfeiture provisions.  We have recorded an expense of $55,348 during the nine-month period ended September 30, 2006 to reflect the vesting of the 25,000 options using the Black-Scholes method based on the following assumption ranges:  (1) risk free interest rate of 5%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 80%; and (4) an expected life of the options of 1.5 years.  During the nine-month period ended September 30, 2006, we also issued a total of 21,956 common shares to Mr. Gault on behalf of Catch-83 in satisfaction of our monthly cash payment obligation under the consulting agreement. We valued these shares at $48,600.

On May 1, 2006, we issued to an employee options to purchase a total of 10,000 common shares at $2.87 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of one year commencing May 31, 2006, and lapse if unexercised on May 1, 2011, subject to acceleration and forfeiture provisions.

On May 29, 2006, we issued to a new employee as an inducement grant options to purchase a total of 50,000 common shares at $2.19 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of two years commencing August 19, 2006, and lapse if unexercised on May 29, 2011, subject to acceleration and forfeiture provisions.

On May 29, 2006, we issued to a new employee as an inducement grant options to purchase a total of 60,000 common shares at $2.19 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of one year commencing August 19, 2006, and lapse if unexercised on May 29, 2011, subject to acceleration and forfeiture provisions.

On June 1, 2006, we issued to a consultant, Garud Technologies, options to purchase a total of 100,000 common shares at $2.35 per share, reflecting the fair market value of the shares as of that date.  These options were granted pursuant to the terms of a consulting agreement whereby Garud Technologies would provide product development services.  The options vest in equal installments quarterly over a period of two years commencing September 1, 2006, and lapse if unexercised on June 1, 2011, subject to acceleration and forfeiture provisions.  We have recorded an expense of $13,617 during the nine-month interim period ended September 30, 2006 related to the fair value of the options that are expected to vest during that period, using the Black-Scholes method based on the following assumption ranges:  (1) risk free interest rate of 4.7% to 5.0%; (2) dividend yield of 0%; (3) volatility factor of the expected market price of our common stock of 70% to 77%; and (4) an

23

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

expected life of the options of 1.5 to 2 years.  This consulting agreement was terminated on October 23, 2006, and all unvested options were forfeited.

On June 1, 2006, we issued to two employees options to purchase a total of 100,000 common shares at $2.36 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of two years commencing September 1, 2006, and lapse if unexercised on June 1, 2011, subject to acceleration and forfeiture provisions.

On June 6, 2006, we issued to an employee options to purchase a total of 50,000 common shares at $2.35 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of one year commencing September 6, 2006, and lapse if unexercised on June 6, 2011, subject to acceleration and forfeiture provisions.

On June 14, 2006, we entered into a new investment banking agreement with Maxim Group, LLC, pursuant to this agreement Maxim would provide non-exclusive investment banking, strategic advising and financial advising services to Signalife.  This agreement superceded and replaced an investment banking agreement previously entered into with Maxim on June 10, 2005.  The new agreement provided that we would pay to Maxim a nonrefundable retainer of $100,000, plus twelve monthly retainer payments of $12,500 commencing July 1, 2006. $25,000 of the nonrefundable retainer was paid during the quarter ended September 30, 2006 and the remaining balance of $75,000 has been included in accounts payable at September 30, 2006.  As additional compensation under this agreement, we granted Maxim warrants to purchase 750,000 common shares at $2.75 per share, and cancelled 500,000 warrants previously granted on June 10, 2005 in connection with the superceded agreement.  These new warrants contain a cashless exercise provision and lapse, to the extent unexercised, on June 14, 2011.  The warrants vest as follows: 300,000 at grant, 100,000 at December 14, 2006, 150,000 at March 14, 2007 and 200,000 at June 14, 2007.  After taking into consideration the fair value of 500,000 warrants granted on June 10, 2005 which were cancelled, the incremental fair value of the warrants was estimated at $206,710 under the Black-Scholes option-pricing model computed as of the date of grant using the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 75%, (3) weighted-average risk-free interest rate of 5%, and (4) expected life of 1.5 years.  During the current period, we have recorded an expense of $82,684 for the vested warrants.  As an inducement for Maxim and its clients to exercise their warrants, we also repriced certain outstanding common stock purchase warrants granted to Maxim and its clients from an exercise price of $3.00 per share to a new exercise price of $2.50 per share. We have recorded an expense of $95,578 to reflect the incremental fair value of the repriced warrants under the Black-Scholes option-pricing model computed as of the date of modification using the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 75%, (3) weighted-average risk-free interest rate of 5%, and (4) expected life of 1.5 years.

On July 14, 2006, we issued to an employee options to purchase a total of 12,500 common shares at $2.36 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of four years commencing October 14, 2006, and lapse if unexercised on July 14, 2011, subject to acceleration and forfeiture provisions.

24

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

On August 15, 2006, we issued to an employee options to purchase a total of 15,000 common shares at $2.09 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of four years commencing November 15, 2006, and lapse if unexercised on August 15, 2011, subject to acceleration and forfeiture provisions.

On September 16, 2006, we issued to an employee options to purchase a total of 25,000 common shares at $2.02 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of two years commencing January 1, 2007, and lapse if unexercised on September 16, 2011, subject to acceleration and forfeiture provisions.

During the nine-month period ended September 30, 2006, in addition to the shares described above, we issued in the aggregate 386,527 common shares for payroll and business services. These shares were valued at $1,008,299 based upon the fair market value of the shares determined as the closing stock price as reported by AMEX at the date of issuance.

2005

Effective February 1, 2005, we issued options to seven non-executive employees entitling them to purchase a total of 92,000 common shares at an exercise price of $4.05 per share, reflecting the fair market value of the shares as of that date.  These options vest quarterly over a period of four year based upon the continuous provision of services and lapse, to the extent not exercised, on January 31, 2010, subject to acceleration and forfeiture provisions.

On March 31, 2005, we closed a private placement wherein we sold a total of 1,562,500 unregistered common shares, together with common share purchase warrants entitling the holder to purchase 1,500,000 restricted common shares, to Trellus Partners, LP for the sum of $5,000,000.  The warrants are exercisable at $1.60 per share, contain cashless exercise provisions, and lapse if unexercised on or before March 31, 2010.  As part of the transaction, we agreed to file a registration statement with the SEC on or before April 20, 2005 to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants to $1.20 per share should we fail to file the registration statement on a timely basis.  Subsequent to the private placement, we procured an extension of the filing date to June 30, 2005, and filed the registration statement with the SEC on June 29, 2005.  The registration statement was declared effective on July 22, 2005.

On April 8, 2005, we closed a private placement wherein we sold a total of 937,500 unregistered common shares, together with common share purchase warrants entitling the holder to purchase 900,000 restricted common shares, to Lagunitas Partners LP, Gruber & McBaine International, J. Patterson McBaine and Jon and Linda Gruber for the sum of $3,000,000. The warrants are exercisable at $1.60 per share, contain cashless exercise provisions, and lapse if unexercised on or before April 8, 2010.  As part of the transaction, we agreed to file a registration statement with the SEC within 20 days to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants to $1.20 per should we fail to file the registration statement on a timely basis.  Subsequent

25

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

to the private placement, we procured an extension of the filing date to June 30, 2005, and filed the registration statement with the SEC on June 29, 2005. The registration statement was declared effective on July 22, 2005.

On May 17, 2005, we issued to an employee options to purchase a total of 100,000 common shares at $3.75 per share, reflecting the fair market value of the shares as of that date.  The options vest over a period of eight quarters, and lapse if unexercised on May 17, 2010.

On June 6, 2005, we issued to an employee options to purchase a total of 100,000 common shares at $4.20 per share, reflecting the fair market value of the shares as of that date.  The options vest over a period of eight quarters, and lapse if unexercised on June 6, 2010.

On June 10, 2005, we entered into an investment banking agreement with Maxim Group, LLC.  Pursuant to this agreement, Maxim will provide non-exclusive investment banking, strategic advising and financial advising services to Recom, and will have certain rights to manage or co-manage any public offering and to participate in future private placements.  As partial compensation under this agreement, we granted Maxim a fully-vested warrant to purchase 500,000 common shares at $4.77 per share.  The warrants, which contain a cashless exercise provision, lapse if unexercised on June 10, 2010. The fair value of the warrants was estimated at $912,986 under the Black-Scholes option-pricing model computed as of the date of grant using the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 98.96%, (3) weighted-average risk-free interest rate of 2.5%, and (4) expected life of 1.5 years.   This warrant was cancelled on June 14, 2006 as part of a new investment banking agreement entered into with Maxim Group, LLC.

On June 15, 2005, we issued to an employee options to purchase a total of 200,000 common shares at $4.01 per share, reflecting the fair market value of the shares as of that date.  The options vest over a period of four quarters, and lapse if unexercised on June 15, 2010.

On June 27, 2005, we issued to a consultant options to purchase a total of 100,000 common shares at $3.85 per share, in connection with the provision of product development and manufacturing consulting advice.  The options vest over a period of eight quarters, and lapse if unexercised on June 27, 2010.

On July 18, 2005, we issued to an employee options to purchase a total of 25,000 common shares at $3.48 per share.  The options vest over a period of eight quarters, and lapse if unexercised on July 18, 2010.

On August 15, 2005, we issued to an employee options to purchase a total of 100,000 common shares at $3.30 per share.  The options vest over a period of sixteen quarters, and lapse if unexercised on August 15, 2010.

During the nine-month interim period ended September 30, 2005, we issued in the aggregate 224,506 common shares for business services.  These services were valued at $837,527

26

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

based upon the fair market value of the shares determined as the closing stock price at the date of issuance.

During the nine-month period ended September 30, 2005, we issued an aggregate of 584,711 shares of common stock in payment of $1,600,000 of principal amount of the convertible debt described in Note 9 plus accrued interest of $75,111.  Since the stock was issued at a discount to market value, we recorded a financing cost of $77,156 attributable to the discount.

During the nine-month period ended September 30, 2005, we issued 54,166 common shares upon exercise of an equivalent number of class “C” warrants, for cash proceeds of $162,498.

Equity Transactions With Current or Prospective Officers, Directors and Other Related Parties

2006

On January 3, 2006, we issued to a director, Ms. Jennifer Black, as compensation for further serving on the audit committee of our board of directors, options to purchase 10,000 common shares at $2.70 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing January 3, 2006, and lapse if unexercised on January 2, 2011, subject to acceleration and forfeiture provisions.

On January 20, 2006, we issued to a director, Ms. Jennifer Black, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $2.90 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing January 20, 2006, and lapse if unexercised on January 19, 2011, subject to acceleration and forfeiture provisions.

On April 15, 2006, we issued to a director, Ms. Pamela M. Bunes, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $3.11 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing July 15, 2006, and lapse if unexercised on April 15, 2011, subject to acceleration and forfeiture provisions.

On April 18, 2006, we issued to a director, Mr. Rodney Hildebrandt, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $3.05 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing July 18, 2006, and lapse if unexercised on April 18, 2011, subject to acceleration and forfeiture provisions.

On June 6, 2006, we issued to a director, Mr. Lowell T. Harmison, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $2.36 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing September 6, 2006, and lapse if unexercised on June 6, 2011, subject to acceleration and forfeiture provisions.

27

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

On June 6, 2006, we issued to a director, Mr. Rowland Perkins, as compensation for serving on the audit committee of our board of directors, options to purchase 10,000 common shares at $2.36 per share, reflecting the fair market value of the shares as of that date.  One-half of these options vested upon grant, reflecting prior service on the committee since November 1, 2005, while the balance vest in two equal installments on August 1, 2006 and November 1, 2006, subject to acceleration and forfeiture provisions.

On July 29, 2006, we issued to a director, Ms. Norma Provencio, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $2.76 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing October 29, 2006, and lapse if unexercised on July 29, 2011, subject to acceleration and forfeiture provisions.

On August 8, 2006, we issued to a director, Ms. Norma Provencio, as compensation for further serving as the chairman of the audit committee of our board of directors, options to purchase 30,000 common shares at $2.76 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 8, 2006, and lapse if unexercised on August 8, 2011, subject to acceleration and forfeiture provisions.

On August 8, 2006, we issued to each of two directors, Ms. Jennifer Black and Mr. Rowland Perkins, as compensation for further serving on the audit committee of our board of directors, options to purchase 28,000 common shares at $2.76 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 8, 2006, and lapse if unexercised on August 8, 2011, subject to acceleration and forfeiture provisions.

On August 8, 2006, we issued to each of three directors, Mr. Rowland Perkins, Mr. Ellsworth Roston, and Ms. Jennifer Black, as compensation for further serving on the compensation committee of our board of directors, options to purchase 5,000 common shares at $2.76 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 8, 2006, and lapse if unexercised on August 8, 2011, subject to acceleration and forfeiture provisions.

On August 23, 2006, we issued to a director, Mr. Rowland Perkins, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $2.16 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 23, 2006, and lapse if unexercised on August 23, 2011, subject to acceleration and forfeiture provisions.

2005

On January 3, 2005, we granted to each of three directors, Marvin Fink, Ellsworth Roston and Robert Koblin, as compensation for serving on the compensation committee of our board of directors, options to purchase 5,000 common shares at $5.05 per share, reflecting the fair market

28

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

value of the shares as of that date. The options vest quarterly over a period of one year, and lapse if unexercised on January 2, 2010, subject to acceleration and forfeiture provisions.

On January 3, 2005, we granted to each of two directors, Jennifer Black and Ellsworth Roston, as compensation for serving on our audit committee, options to purchase 10,000 common shares at $5.05 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on January 2, 2010, subject to acceleration and forfeiture provisions.

On January 20, 2005, we issued to a director, Ms. Jennifer Black, as compensation for serving on our board of directors, options to purchase 28,000 common shares at $3.95 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on January 19, 2010, subject to acceleration and forfeiture provisions.

On March 22, 2005, we issued to a director at such time, Ms. Lucy Duncan-Scheman, as compensation for joining and serving on our board of directors, options to purchase 50,000 common shares at $3.10 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on March 21, 2010, subject to acceleration and forfeiture provisions.

On April 15, 2005, we issued to Ms. Pamela Bunes, in connection with her entering into an employment agreement as our Chief Executive Officer, options to purchase 750,000 common shares at $3 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly in tranches of 37,500 shares per quarter over the five year term of the employment agreement based upon the continuous provision of services by Ms. Bunes, and lapse to the extent unexercised on April 15, 2010 with respect to the first sixteen quarterly tranches, and April 15, 2011 with respect to the final four quarterly tranches.

On April 18, 2005, we issued to Mr. Rodney Hildebrandt, in connection with his entering into an employment agreement as our Chief Operating Officer, options to purchase 1,000,000 common shares at $3.10 per share, reflecting the fair market value of the shares as of that date  The right to exercise the option vests quarterly in tranches of 62,500 shares per quarter over four years based upon the continuous provision of services by Mr. Hildebrandt, and lapse to the extent unexercised on April 18, 2010.

On June 6, 2005, we issued to one director, Dr. Lowell T. Harmison, as compensation for serving on our board of directors, options to purchase 28,000 common shares at $4.20 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year, and lapse if unexercised on June 6, 2010.

On July 22, 2005, issued to each of two directors, Ms. Pamela Bunes and Mr. Rodney Hildebrandt, as compensation for serving on our board of directors, options to purchase 50,000 common shares at $3.43 per share, reflecting the fair market value of the shares as of that date.  The options vest

29

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

quarterly over a period of one year commencing March 21, 2005, and lapse if unexercised on March 21, 2010.

On July 22, 2005, we issued to each of two directors, Ms. Lucy Duncan-Scheman and Jennifer Black, as compensation for serving on our audit committee, options to purchase 10,000 common shares at $3.43 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year retroactive to March 21, 2005, and lapse if unexercised on March 21, 2010.

On July 22, 2005, issued to a director, Ms. Lucy Duncan-Scheman, as compensation for serving on our compensation committee, options to purchase 5,000 common shares at $3.43 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year retroactive to March 21, 2005, and lapse if unexercised on March 21, 2010.

On July 29, 2005, issued to a new director, Ms. Norma Provencio, as compensation for joining on our board of directors, options to purchase 50,000 common shares at $3.34 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing July 29, 2005, and lapse if unexercised on July 29, 2010.

On July 29, 2005, we issued to a new director, Ms. Norma Provencio, as compensation for joining on our audit committee, options to purchase 10,000 common shares at $3.34 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing July 29, 2005, and lapse if unexercised on July 29, 2010.

On August 23, 2005, we issued to a director, Mr. Rowland Perkins, as compensation for joining on our board of directors, options to purchase 50,000 common shares at $3.45 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 23, 2005, and lapse if unexercised on August 23, 2010.

8.

COMMITMENTS AND CONTINGENCIES

On March 26, 2006, we entered into a Sales and Marketing Services Agreement with Rubbermaid.  The initial term of the agreement is for one year, and may be renewed by Rubbermaid on an annual basis for up to nine additional years, subject to satisfaction of modest performance benchmarks and other conditions.  Under this agreement, in consideration for the rights to co-exclusively (with Signalife) market and sell the Fidelity 100 Monitor System and our first Signalife Holter Monitor within the United States, Rubbermaid agreed to pay Signalife $2,000,000 following execution of the agreement, and an additional $1,000,000 to renew the agreement for an additional year on the first and second anniversary dates of the agreement (provided, in the event that less than 201 Fidelity 100 Monitor units have been sold in the first year of the agreement, the first renewal fee shall be reduced to $500,000).  Rubbermaid will, at its cost, put together a national sales force to market the Fidelity 100 Monitor System and the first Signalife Holter Monitor, and will also advertise and otherwise vigorously promote these products in medical literature, at trade shows, and through other mechanisms as set forth in the agreement.  This marketing arrangement may be

30

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

extended to international sales or other parties upon the mutual consent of both parties.  Other conditions, including provisions for Rubbermaid to bid on our other products pursuant to a right of first refusal, and provisions contemplating the distribution of Rubbermaid’s proprietary medical carts, are set forth in the agreement as well.  In compensation for these services, Rubbermaid will receive 35% of net product sales, as defined in the agreement.  Signalife will, in turn, handle all product manufacturing, fulfillment and product servicing functions.  The $2,000,000 payment for the first year of the agreement, which was received in March 2006, has been recorded as deferred revenue on the accompanying balance sheet and will be recognized as revenue over the initial contract performance period. We recognized $1,000,000 as revenue during the nine-month interim period ended September 30, 2006.

On March 30, 2006, a complaint was filed in the Los Angeles County Superior Court against Signalife, each of its current directors, ARC Finance Group, LLC, Tracy Hampton-Stein, Mitchell Stein, and Atlas Stock Transfer Corporation, entitled Marvin Fink, individually, and Marvin Fink as Trustee of the Fink Family Trust, Plaintiffs, vs. Signalife, Inc., et al, Defendants.  In the complaint, Mr. Fink alleges various causes of action including, without limitation, breach of contract, breach of the implied covenant of good faith and fair dealing, breach of fiduciary duty, deceit, fraud, and negligence, and seeking damages and a mandatory injunction forcing Signalife to accept a legal opinion letter from Mr. Fink's legal counsel and to remove a restrictive legend from his Signalife common shares.  The gravamen of the complaint is that the defendants induced Mr. Fink to enter into an employment agreement with Signalife in 2002 providing for payment of compensation in the form of 2,100,000 shares of restricted stock, but have since refused to remove the restrictive legend from the shares to allow Mr. Fink to sell the shares on the public market under SEC Rule 144.  Signalife believes that Mr. Fink's claims are without basis and is vigorously defending the action.  On May 30, 2006, the company and other defendants filed Demurrers and Special Motions to Strike attacking each cause of action and the complaint as a whole as legally deficient and lacking in evidentiary support, and seeking dismissal of the action in its entirety on this and other grounds.  A Motion to Quash challenging personal jurisdiction was also filed on behalf of certain of the individual defendants, which the Court granted, resulting in dismissal of four of the named defendants.  Subsequently, plaintiffs filed a First Amended Complaint ("FAC"), to which defendants filed renewed Demurrers and Special Motions to Strike.  At a hearing held on September 1, 2006, the Court denied defendants' Special Motions to Strike, and granted in part and denied in part the Demurrers, with leave to amend.  Defendants filed a Notice of Appeal of the Court's ruling denying their Special Motions to Strike which has resulted in a stay of the lawsuit pending the appeal.  Based upon certain actions of Mr. Fink the company is currently investigating, the company shall seek a determination or shall use self-help to issue a stop transfer notification on all of Mr. Fink’s shares for fraud and breach of contract.  As of the date of this filing, neither of these remedies have been pursued yet by the company.

9.

RELATED PARTY TRANSACTIONS

During the nine-month interim periods ended September  30, 2006 and 2005, we incurred legal fees to a law firm of which one of our directors, Mr. Ellsworth Roston, is a partner.  The fees incurred for the nine-month interim periods ended September 30, 2006 and 2005 were $125,442 and $99,856,

31

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

respectively.  Of these amounts, $115,503 and $58,963, respectively, were capitalized as patent costs.

On January 21, 2005, we entered into a consulting agreement with Dr. Lowell T. Harmison, one of our directors, in connection with the provision of his services in evaluating the applicability of our technology to the EEG market.  Under this agreement, we acknowledged that Dr. Harmison had previously provided services for this project for which we compensated him with the sum of $70,000 in registered common shares, and that Dr. Harmison would provide an additional $84,000 in services, payable at the rate of $14,000 per month, to complete the project over a six month term. An additional $14,000 was paid, covering a seventh month of service.

10.

SUBSEQUENT EVENTS

On June 26, 2006, we agreed with extend the loan-out agreement with B World Technologies pursuant to which Dr. Budimir Drakulic provides his services as our Chief Technology Officer for a period of ten years until June 26, 2016, subject to our review of compensation payable to B World Technologies.  On October 2, 2006, upon review of the aforesaid compensation provisions, we granted to B World Technologies an additional 350,000 common shares outright, and also granted it options entitling it to purchase an additional 300,000 common shares at $6 per share.  These options vest on October 2, 2008, and lapse, if not exercised, on October 2, 2011.  We also agreed to grant to B World Technologies an additional 200,000 common shares on October 2, 2008 in the event that Dr. Drakulic is then employed, and the price for our common shares is at least $3 per share, provided that if the total value of such shares as of such date exceeds $750,000, then such lesser number of shares shall be granted with a value of $750,000.  In view of subsequent changes in the management structure of the company and additional responsibilities being assumed by Dr. Drakulic, the company and B World Technologies are currently renegotiating the amended terms of the loan-out agreement.

On October 1, 2006, we issued to an employee options to purchase a total of 50,000 common shares at $2.39 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of two years commencing December 16, 2006, and lapse if unexercised on October 1, 2011, subject to acceleration and forfeiture provisions.

On October 13, 2006, we issued to an employee options to purchase a total of 25,000 common shares at $1.78 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of two years commencing January 13, 2006, and lapse if unexercised on October 13, 2011, subject to acceleration and forfeiture provisions.

On October 23, 2006, we issued to a director, Mr. Charles H. Harrison, as compensation for joining our board of directors, options to purchase 50,000 common shares at $1.61 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing January 23, 2007, and lapse if unexercised on October 23, 2011, subject to acceleration and forfeiture provisions.

32

SIGNALIFE, INC.

(A Development Stage Company)

Notes To Interim Financial Statements

For The Nine Months Ended September 30, 2006 And 2005

 (Unaudited)

(Continued)

On October 23, 2006, we issued to a director, Mr. Charles H. Harrison, as compensation for joining the audit committee our board of directors, options to purchase 25,000 common shares at $1.61 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing January 23, 2007, and lapse if unexercised on October 23, 2011, subject to acceleration and forfeiture provisions.

On October 31, 2006, we closed several private placements to accredited institutional investors pursuant to which we received gross proceeds of $2,500,000 from Trellus Partners, LP, an existing shareholder, and its affiliates, and $430,000 from three new shareholders through the sale of a total of 1,890,323 common shares priced at $1.55 per share, together with five-year warrants entitling the holders to purchase a total of 756,129 common shares at $2.23 per share.  As part of the transaction, we agreed to file a registration statement with the SEC within 20 days of the closing date to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants to $1.83 per should we fail to file the registration statement on a timely basis.  Maxim Partners, LLC acted as placement agent with respect to procuring the three new shareholders, and was paid a cash commission of $32,250, or 7.5% of the proceeds raised from the new shareholders, plus five-year placement agents warrants entitling it to purchase units comprised of 27,742 common shares at $1.55 per share, plus warrants entitling it to purchase a total of 11,097 common shares at $2.23 per share.

33

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13

Other Expenses Of Issuance And Distribution

The following table sets forth the estimated costs and expenses which we expect to incur with respect to the offering and sale or distribution of common shares under this registration statement.  We have agreed to pay all of these expenses.

SEC registration fee	$ 162.90
Financial printer fees to EDGARize and print registration statement	—
Transfer Agent Fees, including Printing and Engraving Stock Certificates	—
Legal fees and expenses	30,000.00*
Accounting fees and expenses	15,000.00*
Miscellaneous	1,000.00*
Total	$ 46,162.90*
* estimated

Item 14

Indemnification Of Directors And Officers

Our Articles of Incorporation, as amended, provide shall that we shall, to the maximum extent and in the manner under Delaware corporate law, indemnify each of our directors and officers against judgments, fines, settlements and other amounts, including expenses such as attorneys’ fees, actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation.  We are also obligated to eliminate the monetary liability to the maximum extent allowed under Delaware corporate law.  We may also have contractual indemnification obligations under our individual agreements with our directors, officers and employees, including an indemnification agreement we have entered into with certain of our executive officers.

The foregoing indemnification obligations could result in our company incurring substantial expenditures to cover the cost of settlement or damage awards against directors, officers and employees, which we may be unable to recoup.  These provisions and resultant costs may also discourage our company from bringing a lawsuit against directors, officers and employees for breaches of their fiduciary duties, including breaches resulting from negligent or grossly negligent behavior, except under certain situations defined by statute, and may similarly discourage the filing of derivative litigation by our shareholders against our directors, officers and employees, even though such actions, if successful, might otherwise benefit our company and shareholders.  We believe that the indemnification provisions in our Articles of Incorporation are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

Item 15

Recent Sales Of Unregistered Securities

During the three year period ending on the date of filing of this registration statement, we have sold or issued the following securities not registered under the Securities Act of 19331:

Rule 506

The offer and sale of the securities in each offering described below was exempt from the registration requirements of the Securities Act under SEC Rule 506 of Regulation D promulgated under Section 4(2) of the Securities Act (or in the case of common share purchase options or warrants issued as compensation for the provision of prospective services, are anticipated to be so exempt upon the earning or vesting of such options or warrants) insofar as:  (1) except as stated above, each of the investors was accredited within the meaning of Rule 501(a); (2) pursuant to Rule 506(b)(2)(i), there were no more than 35 non-accredited investors in the offering; (3) pursuant to Rule 506(b)(2)(ii), each purchaser in the offering who was not accredited either alone or with his purchaser representative had such knowledge and experience in financial and business matters to be capable of evaluating the merits and risk of the investment, or the company reasonably believed immediately prior to making the sale that such investor came with this description; (4) no offers or sales under the offering was effected through any general solicitation or general advertising within the meaning of Rule 502(c); and (5) the transfer of the securities in the offering were restricted by the company in accordance with Rule 502(d).  Except as stated below, no underwriting discounts or commissions were payable with respect to any of the offerings.

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On January 20, 2004, we issued to Ms. Jennifer Black, in her capacity as a director, options to purchase 50,000 common shares at $3.60 per share under our 2002 Stock Plan.  The options were fully vested upon grant, and lapse if unexercised on January 19, 2009.  We valued the grant at $69,798 for pro-forma financial statement purposes using the Black-Scholes model.  For further information relating to this transaction, see that section of the prospectus contained in this registration statement captioned “Management—Board Compensation”.

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On February 5, 2004, we issued to Dr. Robert Koblin, in his capacity as a director, options to purchase 28,000 common shares at $3.70 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on February 4, 2008.  We valued the grant at $41,321 for pro-forma financial statement purposes using the Black-Scholes model.  For further information relating to these transactions, see that section of the prospectus contained in this registration statement captioned “Management—Board Compensation”.

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On April 1, 2004, we issued to Messrs. Marvin H. Fink and Ellsworth Roston, Dr. Robert Koblin, and Ms. Jennifer Black, in their capacity as directors, options to purchase 2,000, 2,000, 4,000 and 2,000 common shares at $6 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on March 31, 2009.  We valued the grant at $23,536 for pro-forma financial statement purposes using the Black-Scholes model.  For further information relating to these transactions, see that section of the prospectus contained in this registration statement captioned “Management—Board Compensation”.

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On April 28, 2004, we issued to Mr. Rex Julian Beaber warrants to purchase 250,000 restricted common shares at $7.90 per share.  The warrants are exercisable on or after August 1, 2004, and lapse if unexercised on July 31, 2007.  The warrants were granted to Mr. Beaber in connection with a settlement agreement pursuant to which Mr. Beaber agreed to surrender 369,000 unregistered common shares in exchange for the warrants and the company’s agreement to register another 80,000 shares held by Mr. Beaber.  The value of the grant was $757,207 for pro-forma financial statement purposes using the Black-Scholes model.  The foregoing value does not take into consideration the value of 369,000 common shares Mr. Beaber is required to surrender

1

Please note that we are including the grant of common share purchase options or warrants issued as compensation for the provision of prospective services that are subject to vesting conditions before they may be exercised, and accordingly will not again report the earning or vesting at any applicable later date.  These securities are not technically deemed sold under the federal securities laws, and therefore are not technically subject to this disclosure, except until and to the extent they become earned and exercisable. Nevertheless, in order to avoid confusion resulting from the reporting of numerous options and warrants on an incremental basis as they become earned and vested, we are electing to report these options or warrants in advance in anticipation of reliance upon the exemption from registration that will apply at such time of earning and vesting, subject to our registration of those securities prior to that date.

under the settlement agreement.  In July 2004, the parties agree to cancel the warrants in consideration of a payment to Mr. Beaber in the amount of $14,500.

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On June 6, 2004, we issued to Dr. Lowell T. Harmison, in his capacity as a director, options to purchase 28,000 common shares at $6.25 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on June 5, 2009.  We valued the grant at $68,647 for pro-forma financial statement purposes using the Black-Scholes model.

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On July 8 2004, we issued to Mr. Ellsworth Roston, in his capacity as a director, options to purchase 2,000 common shares at $3.95 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on July 7, 2009.  We valued the grant at $3,408 for pro-forma financial statement purposes using the Black-Scholes model.

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On October 12, 2004, we issued to Mr. Marvin H. Fink, in his capacity as a director, options to purchase 28,000 common shares at $2.29 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on November 10, 2009.  We valued the grant at $64,120 for pro-forma financial statement purposes using the Black-Scholes model.

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On November 1, 2004, we issued to Mr. Ellsworth Roston, in his capacity as a director, options to purchase 28,000 common shares at $2.90 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on October 31, 2009.  We valued the grant at $81,200 for pro-forma financial statement purposes using the Black-Scholes model.

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On December 29, 2004, we sold an 8% convertible debenture in the amount of $2,000,000 to DKR SoundShore Oasis Holding Fund Ltd.  For so long as the debenture is unpaid, the debenture holder is entitled to convert the debenture into a number of common shares equal to the outstanding principal on the debenture divided by $5.25, such amount representing 105% of the closing price for our common shares on the trading day prior to the sale of the debenture.  We also have the right to pay the principal and interest on the debenture in common shares in lieu of cash provided that we first register those shares with the SEC, are not otherwise in default under the debenture, and have satisfied certain other conditions including notice requirements.  Should we elect to make payment in common shares, the principal and interest under the debenture subject to conversion would be convertible into those shares at the rate of 85% of the average of the three lowest closing prices for those shares during the ten day period prior to the repayment date.  If we only elect to pay interest with common shares, the conversion rate shall be fixed at 90% of the closing price immediately prior to the payment or delivery date.  As additional consideration for the purchase of the debenture, we also granted to the debenture holder warrants entitling it to purchase 275,000 common shares at the price of $5.75 per share, or 115% of the closing price for those shares on the trading day prior to the sale of the debenture.  These warrants lapse to the extent not fully exercised by December 29, 2009.

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On January 3 2005, we issued to three directors, Messrs. Marvin H. Fink and Ellsworth Roston and Dr. Robert Koblin, as compensation for serving on the compensation committee of our board of directors, options to purchase 5,000, 5,000 and 5,000 common shares at $5.05 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on February 3, 2010.  We valued each grant at $11,331 for pro-forma financial statement purposes using the Black-Scholes model.

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On January 3, 2005, we issued to two directors, Ms. Jennifer Black and Mr. Ellsworth Roston, as compensation for serving on the audit committee of our board of directors, options to purchase 10,000 and 10,000 common shares at $5.05 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on February 3, 2010.  We valued each grant at $22,661 for pro-forma financial statement purposes using the Black-Scholes model.

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On January 20, 2005, we issued to one director, Ms. Jennifer Black, as compensation for serving on our board of directors, options to purchase 28,000 common shares at $3.95 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on January 19, 2010.  We valued the grant at $48,285 for pro-forma financial statement purposes using the Black-Scholes model.

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On March 22, 2005, we issued to one director, Ms. Lucy Duncan-Scheman, as compensation for serving on our board of directors, options to purchase 50,000 common shares at $3.10 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on March 21, 2010.  We valued the grant at $76,413 for pro-forma financial statement purposes using the Black-Scholes model.

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On March 31, 2005, we closed a private placement wherein we sold a total of 1,562,500 unregistered common shares, together with common share purchase warrants entitling the holder to purchase 1,500,000 restricted common shares, to Trellus Partners, LP for the sum of $5,000,000.  The warrants are exercisable at $1.60 per share, contain cashless exercise provisions, and lapse if unexercised on or before March 31, 2010.

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On April 8, 2005, we closed a private placement wherein we sold a total of 937,500 unregistered common shares, together with common share purchase warrants entitling the holder to purchase 900,000 restricted common shares, to Lagunitas Partners LP, Gruber & McBaine International, Jon D. and Linda W. Gruber, and J. Patterson McBaine, for the aggregate sum of $3,000,000.  The warrants are exercisable at $1.60 per share, contain cashless exercise provisions, and lapse if unexercised on or before April 8, 2010.  As part of the transaction, we agreed to file a registration statement with the SEC on or before April 20, 2005 to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants to $1.20 per should we fail to file the registration statement on a timely basis.

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On June 6, 2005, we issued to one director, Dr. Lowell T. Harmison, as compensation for serving on our board of directors, options to purchase 28,000 common shares at $4.20 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on June 6, 2010. We valued the grant at $62,661 for pro-forma financial statement purposes using the Black-Scholes model.

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On June 10, 2005, we entered into an investment banking agreement with Maxim Group, LLC.  Pursuant to this agreement, Maxim will provide non-exclusive investment banking, strategic advising and financial advising services to Recom, and will have certain rights to manage or co-manage any public offering and to participate in future private placements.  As partial compensation under this agreement, we granted Maxim a fully-vested warrant to purchase 500,000 common shares at $4.15 per share.  The warrants, which contain a cashless exercise provision, lapse if unexercised on June 10, 2010.  We valued the grant at $967,603 for pro-forma financial statement purposes using the Black-Scholes model.

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On July 22, 2005, we issued to each of two directors, Ms. Pamela Bunes and Mr. Rodney Hildebrandt, as compensation for joining on our board of directors, options to purchase 50,000 common shares at $3.43 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on July 22, 2010. We valued each grant at $89,173 for pro-forma financial statement purposes using the Black-Scholes model.

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On July 22, 2005, we issued to each of two directors, Ms. Lucy Duncan-Scheman and Ms. Jennifer Black, as compensation for serving on the audit committee of our board of directors, options to purchase 10,000 common shares at $3.43 per share.  The options vest quarterly over a period of one year retroactive to March 21, 2005, and lapse if unexercised on March 21 2010. We valued each grant at $17,835 for pro-forma financial statement purposes using the Black-Scholes model.

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On July 22, 2005, we issued to each of a director, Ms. Lucy Duncan-Scheman, as compensation for serving on the compensation committee of our board of directors, options to purchase 5,000 common shares at $3.43 per share.  The options vest quarterly over a period of one year retroactive to March 21, 2005, and lapse if unexercised on March 21, 2010. We valued the grant at $8,917 for pro-forma financial statement purposes using the Black-Scholes model.

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On July 29, 2005, we issued to Ms. Norma Provencio, as compensation for joining our board of directors, options to purchase 50,000 common shares at $3.34 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on July 29, 2010.  We valued the grant at $86,833 for pro-forma financial statement purposes using the Black-Scholes model.

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On July 29, 2005, we issued to Ms. Norma Provencio, as compensation for serving on the audit committee of our board of directors, options to purchase 10,000 common shares at $3.34 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on July 29, 2010.  We valued the grant at $17,367 for pro-forma financial statement purposes using the Black-Scholes model.

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On August 23, 2005, we issued to Ms. Rowland Perkins, as compensation for joining our board of directors, options to purchase 50,000 common shares at $3.45 per share.  The options vest quarterly over a period of one year, and lapse if unexercised on August 23, 2010.  We valued the grant at $89,693 for pro-forma financial statement purposes using the Black-Scholes model.

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On November 1, 2005, we issued to a director, Mr. Ellsworth Roston, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $3.18 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 1, 2005, and lapse if unexercised on October 31, 2010, subject to acceleration and forfeiture provisions.  We valued the grant at $43,161 for pro forma financial statement purposes using the Black-Scholes model.

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On January 3, 2006, we issued to a director, Ms. Jennifer Black, as compensation for further serving on the audit committee of our board of directors, options to purchase 10,000 common shares at $2.70 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing January 3, 2006, and lapse if unexercised on January 2, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $12,853 for financial statement purposes using the Black-Scholes model.

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On January 20, 2006, we issued to a director, Ms. Jennifer Black, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $2.90 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing January 20, 2006, and lapse if unexercised on January 19, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $38,653 for financial statement purposes using the Black-Scholes model.

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On March 14, 2006, we entered into a two-year consulting agreement with Mr. James M. Lyons.  Under this agreement, Mr. Lyons is to provide consulting services relating to strategic, advisory, marketing and public capital markets matters to Signalife as it rolls-out its technologies, including strategic advisory services, consulting services on mergers and acquisitions, evaluative services on joint venture relationships, general business advice, capital structure consultation, and the configuration and/or additional to management, staff and our board of directors.  As partial consideration under that agreement, we granted to Mr. Lyons stock purchase options entitling him to purchase 450,500 common shares at $2.75 per share.  The fair market value of the shares as of date of grant was $2.89 per share, resulting in a $0.14 discount from market.  The first 150,000 options vest on the grant date.  The balance of the options will vest on the second through twenty-fourth monthly anniversary dates to the extent that Mr. Lyons is then providing services as of such dates.  The options lapse if not unexercised by March 14, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $622,405 for financial statement purposes using the Black-Scholes model.

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Effective as of April 4, 2006, we agreed to issue to a consultant, American Capital Ventures, Inc., as partial compensation for the provision of services under a five-year investor relations agreement, the following equity compensation: (1)  60,000 restricted common shares up front to cover American Capital Ventures’ start-up costs, with an additional 440,000 restricted common shares payable ratably over 36 months to the extent the agreement remains effective; and (2) stock purchase options entitling American Capital Ventures to purchase 500,000 common shares at $2.98 per share, reflecting the market price for the shares as of the date of the agreement.  These options vest ratably over 36 months to the extent the agreement remains effective, and lapse if not unexercised by April 4, 2011, subject to acceleration and forfeiture provisions.  Before terminating the agreement, we issued a total of 116,224 common shares value at $320,166.  We valued the options at $594,559 for financial statement purposes using the Black-Scholes model.  The services to be provided by American Capital Ventures under the investor relations agreement relate to the presentation of our company to interested brokerage firms, hedge funds and institutional investors, coordinate meetings with analysts, assist in preparing and disseminating public relations and marketing materials.

On August 24, 2006, we entered into an amendment to the investor relations agreement pursuant to which American Capital Ventures would provide additional services over a six-week period in connection with preparing promotional materials for our athlete wellness program, while deferring compensation for approximately three months with respect to performance of the initial services under the agreement.  As partial compensation for the additional services, we agreed to pay to American Capital Ventures the following additional equity compensation:  (1) a total of 29,340 restricted common shares payable in installments over the consulting period; and (2) stock purchase options entitling American Capital Ventures to purchase 100,000 common shares at $3.01 per share, reflecting the market price for the shares as of the date of the agreement.  We valued the 29,340 shares granted at $61,465.  On November 3, 2006, following non-performance by American Capital Ventures, we determined that the aforesaid transaction, as amended, was not valid or legally enforceable at inception, to which American Capital Ventures concurred.  As a consequence, we cancelled all common shares and options issued to American Capital.

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On April 15, 2006, we issued to a director, Ms. Pamela M. Bunes, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $3.11 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing July 15, 2006, and lapse if unexercised on April 15, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $32,922 for financial statement purposes using the Black-Scholes model.

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On April 18, 2006, we issued to a director, Mr. Rodney Hildebrandt, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $3.05 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing July 18, 2006, and lapse if unexercised on April 18, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $32,287 for financial statement purposes using the Black-Scholes model.

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Effective as of April 23, 2006, we agreed to grant 50,000 common shares to a consultant, Knights Bridge, GP, as compensation under a business consulting agreement with that company.  Under this agreement, Knights Bridge is to provide consulting services concerning various business-related matters for a period of approximately five weeks.  We valued the grant at $156,000 as of the date of grant.

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On June 6, 2006, we issued to a director, Mr. Lowell T. Harmison, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $2.36 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing September 6, 2006, and lapse if unexercised on June 6, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $25,261 for financial statement purposes using the Black-Scholes model.

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On June 6, 2006, we issued to a director, Mr. Rowland Perkins, as compensation for serving on the audit committee of our board of directors, options to purchase 10,000 common shares at $2.36 per share, reflecting the fair market value of the shares as of that date.  One-half of these options vested upon grant, reflecting prior service on the committee since November 1, 2005, while the balance vest in two equal installments on August 1, 2006 and November 1, 2006, subject to acceleration and forfeiture provisions.  We valued the grant at $9,022 for financial statement purposes using the Black-Scholes model.

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On June 14, 2006, we entered into a new investment banking agreement with Maxim Group, LLC, which superceded and replaced the agreement previously entered into with Maxim on June 10, 2005.  Pursuant to this agreement, Maxim will provide non-exclusive investment banking, strategic advising and financial advising services to Signalife.  As additional compensation under this agreement, we granted Maxim warrants to purchase 750,000 common shares at $2.75 per share, and cancelled 500,000 warrants previously granted on June 10, 2005 in connection with the superceded agreement.  These new warrants, which contain a cashless exercise provision, lapse if unexercised on June 14, 2011.  The warrants vest as follows: 300,000 at grant, 100,000 at December 14, 2006, 150,000 at March 14, 2007 and 200,000 at June 14, 2007.  After taking into consideration the fair value of 500,000 warrants granted on June 10, 2005 which were cancelled, the incremental fair value of the warrants was estimated at $206,710 under the Black-Scholes option-pricing model computed as of the date of grant.  As further consideration under the agreement, we also repriced certain outstanding common stock purchase warrants granted to Maxim and its clients from an exercise price of $3.00 per share to a new exercise price of $2.50 per share. We have recorded an expense of $95,578 to reflect the incremental fair value of the repriced warrants under the Black-Scholes option-pricing model computed as of the date of modification.

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On June 26, 2006, we agreed with extend the loan-out agreement with B World Technologies pursuant to which Dr. Budimir Drakulic provides his services as our Chief Technology Officer for a period of ten years until June 26, 2016, subject to our review of compensation payable to B World Technologies.  On October 2, 2006, upon review of the aforesaid compensation provisions, we granted to B World Technologies an additional 350,000 common shares outright, and also granted it options entitling it to purchase an additional 300,000 common shares at $6 per share.  These options vest on October 2, 2008, and lapse, if not exercised, on October 2, 2011.  We also agreed to grant to B World Technologies an additional 200,000 common shares on October 2, 2008 in the event that Dr. Drakulic is then employed, and the price for our common shares is at least $3 per share, provided that if the total value of such shares as of such date exceeds $750,000, then such lesser number of shares shall be granted with a value of $750,000.  We valued the initial grant of 350,000 common shares at $672,000 as of the date of grant.  We valued the grant of options at $119,884 for financial statement purposes using the Black-Scholes model.

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On July 29, 2006, we issued to a director, Ms. Norma Provencio, as compensation for further serving on our board of directors, options to purchase 28,000 common shares at $2.76 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing October 29, 2006, and lapse if unexercised on July 29, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $29,543 for financial statement purposes using the Black-Scholes model.

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On August 8, 2006, we issued to a director, Ms. Norma Provencio, as compensation for further serving as the chairman of the audit committee of our board of directors, options to purchase 30,000 common shares at $2.76 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 8, 2006, and lapse if unexercised on August 8, 2011, subject to acceleration and forfeiture provisions . We valued the grant at $30,602 for financial statement purposes using the Black-Scholes model.

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On August 8, 2006, we issued to each of two directors, Ms. Jennifer Black and Mr. Rowland Perkins, as compensation for further serving on the audit committee of our board of directors, options to purchase 28,000 common shares at $2.76 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 8, 2006, and lapse if unexercised on August 8, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $29,279 for financial statement purposes using the Black-Scholes model.

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On August 8, 2006, we issued to each of three directors, Mr. Rowland Perkins, Mr. Ellsworth Roston, and Ms. Jennifer Black, as compensation for further serving on the compensation committee of our board of directors, options to purchase 5,000 common shares at $2.76 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing November 8, 2006, and lapse if unexercised on August 8, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $5,856 for financial statement purposes using the Black-Scholes model.

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On October 23, 2006, we issued to a director, Mr. Charles Harrison, as compensation for joining our board of directors, options to purchase 50,000 common shares at $1.61 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing January 23, 2007, and lapse if unexercised on October 23, 2011, subject to acceleration and forfeiture provisions.

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On October 23, 2006, we issued to a director, Mr. Charles Harrison, as compensation for joining the audit committee our board of directors, options to purchase 25,000 common shares at $1.61 per share, reflecting the fair market value of the shares as of that date.  The options vest quarterly over a period of one year commencing January 23, 2007, and lapse if unexercised on October 23, 2011, subject to acceleration and forfeiture provisions.

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On October 31, 2006, we closed several private placements to accredited institutional investors pursuant to which we received gross proceeds of $2,500,000 from Trellus Partners, LP, an existing shareholder, and its affiliates, and $430,000 from three new shareholders through the sale of a total of 1,890,323 common shares priced at $1.55 per share, together with five-year warrants entitling the holders to purchase a total of 756,129 common shares at $2.23 per share.  As part of the transaction, we agreed to file a registration statement with the SEC within 20 days of the closing date to register the common shares sold and the common shares issuable upon the conversion of the warrants.  We further agreed to reduce the exercise price of the warrants to $1.83 per should we fail to file the registration statement on a timely basis,  Maxim Partners, LLC acted as placement agent with respect to procuring the three new shareholders, and was paid a cash commission of $32,250, or 7.5% of the proceeds raised from the new shareholders, plus five-year placement agents warrants entitling it to purchase units comprised of 27,742 common shares at $1.55 per share, plus warrants entitling it to purchase a total of 11,097 common shares at $2.23 per share.

Rule 505

The offer and sale of the securities in each offering described below was exempt from the registration requirements of the Securities Act under SEC Rule 505 of Regulation D promulgated under Section 3(b) of the Securities Act (or in the case of common share purchase options or warrants issued as compensation for the provision of prospective services, are anticipated to be so exempt upon the earning or vesting of such options or warrants) insofar as:  (1) except as stated below, none of the investors in the offering are to the company’s knowledge accredited within the meaning of Rule 501(a); (2) pursuant to Rule 505(b)(2)(i), the aggregate offering price for the offering did not exceed $5,000,000, less the offering price of all securities sold within the twelve months preceding the start of and during the offering of securities under Rule 505 or in reliance upon any exemption under Section 3(b) of the Securities Act of 1933 or in violation of Section 5 of the Securities Act of 1933; (3) pursuant to Rule 505(b)(2)(ii), there were no more than 35 non-accredited investors in the offering; (4) no offers or sales under the offering was effected through any general solicitation or general advertising within the meaning of Rule 502(c); and (5) the transfer of the securities in the offering were restricted by the company in accordance with Rule 502(d).  Except as stated below, no underwriting discounts or commissions were payable with respect to any of the offerings.

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On January 20, 2004, we issued to four employees options to purchase a total of 80,000 common shares at $3.60 per share.  The options vest over a period of five years, and lapse if unexercised on January 19, 2009.  We valued the grant at $114,868 for pro-forma financial statement purposes using the Black-Scholes model.

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On February 11, 2004, we entered into a marketing agreement with The Ruth Group under which we agreed to issue 500 restricted common shares to it per month as partial compensation under the agreement for the provision of investor relations and media relations consulting services over a six-month period, including introducing our company to its’ broker network, disseminating information about our company, organizing conferences and due diligence meetings, fielding calls investors and brokers, and procuring analyst coverage or investment banking sponsorships.  We have granted 3,500 common shares to date pursuant to the agreement, with a total value of $15,530 for pro-forma financial statement purposes.  This contract has since been terminated.

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On March 10, 2004, we entered into a marketing agreement with Aurelius Consulting Group, Inc. under which we agreed to issue 25,000 restricted common shares to it as partial compensation under the agreement for the provision of various investor relations services over a six-month period, including introducing our company to its’ broker network, disseminating information about our company, organizing conferences and due diligence meetings, fielding calls investors and brokers, and procuring analyst coverage or investment banking sponsorships.  We valued the grant at $113,750 for pro-forma financial statement purposes.  This contract has since been terminated.

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On February 1, 2005, we issued to seven employees options to purchase a total of 92,000 common shares at $4.05 per share.  The options vest over a period of five years, and lapse if unexercised on January 31, 2010. We valued the grant at $183,686 for pro-forma financial statement purposes using the Black-Scholes model.

•

On May 17, 2005, we issued to an employee options to purchase a total of 100,000 common shares at $3.75 per share. The options vest over a period of eight quarters, and lapse if unexercised on May 17, 2010. We valued the grant at $199,813 for pro-forma financial statement purposes using the Black-Scholes model.

•

On June 6, 2005, we issued to an employee options to purchase a total of 100,000 common shares at $4.20 per share.  The options vest over a period of eight quarters, and lapse if unexercised on June 6, 2010.  We valued the grant at $223,791 for pro-forma financial statement purposes using the Black-Scholes model.

•

On June 15, 2005, we issued to an employee options to purchase a total of 200,000 common shares at $4.01 per share.  The options vest over a period of four quarters, and lapse if unexercised on June 15, 2010. We valued the grant at $427,333 for pro-forma financial statement purposes using the Black-Scholes model.

•

On June 27, 2005, we issued to a consultant, Garud Technology Services, options to purchase a total of 100,000 common shares at $3.85 per share, in connection with the provision of product development and manufacturing consulting advice.  The options vest over a period of eight quarters, and lapse if unexercised on June 27, 2010.  We will value and expense the grant on a quarterly basis as services are performed.

•

On July 18, 2005, we issued to an employee options to purchase a total of 25,000 common shares at $3.48 per share.  The options vest over a period of eight quarters, and lapse if unexercised on July 18, 2010.

•

On August 15, 2005, we issued to an employee options to purchase a total of 100,000 common shares at $3.30 per share.  The options vest over a period of sixteen quarters, and lapse if unexercised on August 15, 2010.

•

On May 1, 2006, we issued to an employee options to purchase a total of 10,000 common shares at $2.87 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of one year commencing May 31, 2006, and lapse if unexercised on May 1, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $10,850 for financial statement purposes using the Black-Scholes model.

•

On May 29, 2006, we issued to a new employee as an inducement grant options to purchase a total of 50,000 common shares at $2.19 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of two years commencing August 19, 2006, and lapse if unexercised on May 29, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $41,860 for financial statement purposes using the Black-Scholes model.

•

On May 29, 2006, we issued to a new employee as an inducement grant options to purchase a total of 60,000 common shares at $2.19 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of one year commencing August 19, 2006, and lapse if unexercised on May 29, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $50,232 for financial statement purposes using the Black-Scholes model.

•

On June 1, 2006, we issued to two employees options to purchase a total of 100,000 common shares at $2.36 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of two years commencing September 1, 2006, and lapse if unexercised on June 1, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $90,218 for financial statement purposes using the Black-Scholes model.

•

On June 6, 2006, we issued to an employee options to purchase a total of 50,000 common shares at $2.35 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of one year commencing September 6, 2006, and lapse if unexercised on June 6, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $44,918 for financial statement purposes using the Black-Scholes model.

•

On July 14, 2006, we issued to an employee options to purchase a total of 12,500 common shares at $2.36 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of four years commencing October 14, 2006, and lapse if unexercised on July 14, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $12,875 for financial statement purposes using the Black-Scholes model.

•

On August 15, 2006, we issued to an employee options to purchase a total of 15,000 common shares at $2.09 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of four years commencing November 15, 2006, and lapse if unexercised on August 15, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $61,145 for financial statement purposes using the Black-Scholes model.

•

On September 16, 2006, we issued to an employee options to purchase a total of 25,000 common shares at $2.02 per share, reflecting the fair market value of the shares as of that date.  The options vest in equal installments quarterly over a period of two years commencing January 1, 2007, and lapse if unexercised on September 16, 2011, subject to acceleration and forfeiture provisions.  We valued the grant at $12,875 for financial statement purposes using the Black-Scholes model.

Item 16

Exhibits And Financial Statement Schedules

3.1

Restated Certificate Of Incorporation Of Signalife, Inc. filed by the Delaware Secretary of State on May 5, 2006 (19)

3.2

Certificate Of Designation Of Rights, Preferences And Limitations Of Series ’A’ Convertible Preferred Stock Of Recom Managed System, Inc. filed by the Delaware Secretary of State on September 9, 2003 (9)

3.3

Amendment To Certificate Of Designation Of Rights, Preferences And Limitations Of Series ’A’ Convertible Preferred Stock Of Recom Managed System, Inc. filed by the Delaware Secretary of State on April 26, 2004 (9)

3.4

Restated Bylaws of Signalife, Inc. (19)

4.

Legal opinion by John M. Woodbury, Jr., Esq. *

5.1

Specimen common stock certificate (8)

5.2

Specimen series ’A’ preferred stock certificate (8)

5.3

Signalife, Inc. (formerly Recom Managed Systems, Inc.) 2002 Stock Plan adopted on November 1, 2002 (6)

5.4

Form of option issued under Signalife, Inc. (formerly Recom Managed Systems, Inc.) 2002 Stock used for grants preceding 2004 (8)

5.5

Form of option issued under Signalife, Inc. (formerly Recom Managed Systems, Inc.) 2002 Stock used for grants preceding 2004 (8)

5.6

Signalife, Inc. (formerly Recom Managed Systems, Inc.) 2003 Nonqualified Stock Option And Stock Plan adopted on March 31, 2002 (6)

5.7

Signalife 2006 Omnibus Equity Compensation Plan, as adopted effective as of June 7, 2006 (20)

5.8

Warrant To Purchase Common Stock dated September 19, 2002 issued to Sim Farrar (2)

5.9

Form of Standard Warrant (8)

5.10

Form of Class ’A’ Warrant (8)

5.11

Form of Class ‘C’ Warrant (8)

5.12

Agent’s Warrant dated November 1, 2003 with Maxim Group LLC (9)

5.13

Agent’s Warrant dated November 1, 2003 with Jenkins Capital Management, LLC (11)

5.14

Common Stock Purchase Warrant dated December 29, 2004 granted to DKR SoundShore Oasis Holding Fund Ltd. (13)

5.15

Common Stock Purchase Warrant dated March 31, 2005 granted to Trellus Partners, LP (16)

5.16

Common Stock Purchase Warrant dated April 8, 2005 granted to Lagunitas Partners, LP (16)

5.17

Common Stock Purchase Warrant dated April 8, 2005 granted to Gruber & McBaine International (16)

5.18

Common Stock Purchase Warrant dated April 8, 2005 granted to John D and Linda W. Gruber (16)

5.19

Common Stock Purchase Warrant dated April 8, 2005 granted to J. Patterson McBaine (16)

5.20

Form of Common Stock Purchase Warrant dated October 16, 2006 granted to Trellus Partners, LP, Trellus Partners II, LP and Trellus Offshore Fund Ltd. (21)

5.21

Form of Common Stock Purchase Warrant dated October 31, 2006 granted to Nite Capital, LP, Otago Partners, LLC, and Landmark Charity Foundation (21)

10.1

Standard Multi-Tenant Office Lease dated August 20, 2002 between Bershin Properties I, LLC, as lessor, and Recom Managed Systems, Inc., LLC, as lessee (9)

10.2

Addendum To Standard Office Lease dated August 20, 2002 between Bershin Properties I, LLC, as lessor, and Recom Managed Systems, Inc., as lessee (9)

10.3

Addendum To Standard Office Lease dated December 17, 2003 between Bershin Properties I, LLC, as lessor, and Recom Managed Systems, Inc., as lessee (9)

10.4

Stock Acquisition and Signal Technologies Transfer Agreement dated September 12, 2002 between Recom Managed Systems, Inc. and ARC Finance Group, LLC (2)

10.5

Employment Agreement dated October 14, 2002 between Recom Managed Systems, Inc. and Marvin H. Fink (3)

10.6

License Agreement dated December 9, 1993 between Dr. Budimir S. Drakulic and Teledyne Electronic Industries, Inc. (8)

10.7

Restricted Stock Agreement dated October 14, 2002 between Recom Managed Systems, Inc. and Marvin H. Fink (3)(4)

10.8

Indemnification Agreement dated October 14, 2002 between Recom Managed Systems, Inc. and Marvin H. Fink (3)(4)

10.9

Loan-out Agreement dated October 15, 2002 between Recom Managed Systems, Inc. and Budimir Drakulic, B World and B Technologies (3)

10.10

Restricted Stock Agreement dated October 15, 2002 between Recom Managed Systems, Inc. and Budimir Drakulic, B World and B Technologies (3)(5)

10.11

Consulting Agreement dated November 1, 2002 between Recom Managed Systems, Inc. and Ellsworth Roston (3)

10.12

Employment, Confidential Information, Invention Assignment, And Arbitration Agreement dated October 15, 2002 between Recom Managed Systems, Inc. and Budimir Drakulic, B World and B Technologies (3)(5)

10.13

Consulting Agreement dated February 14, 2003 between Recom Managed Systems, Inc. and Lowell T. Harmison (8)

10.14

Employment Agreement dated March 10, 2003 between Recom Managed Systems, Inc. and Charles E. McGill (6)

10.15

Investment Banking Agreement dated April 15, 2003 between Recom Managed Systems, Inc. and Brookstreet Securities Corporation (7)

10.16

Investment Banking Agreement dated July 17, 2003 between Recom Managed Systems, Inc. and Maxim Group, LLC (9)

10.17

Placement Agency Agreement dated September 4, 2003 between Recom Managed Systems, Inc. and Maxim Group, LLC (9)

10.18

Form of Registration Rights Agreement for purchasers of Series ’A’ Preferred Stock (8)

10.19

Scope Letters and Engagement Agreements dated December 18, 2003, January 23, 2004 and March 22, 2004 between Recom Managed Systems, Inc. and CFO 911 (9)

10.20

Non-Binding Letter of Intent dated January 10, 2004 between Recom Managed Systems, Inc. and TZ Medical Inc. (9)

10.21

Settlement Agreement And Releases, Warrant and Piggyback Registration Rights Agreement each dated April 28, 2004 between Recom Managed Systems, Inc., Mitchell J. Stein, ARC Finance Group, LLC, Tracey Hampton-Stein and Rex Julian Beaber (9)

10.22

Consulting Agreement between Recom Managed Systems, Inc. and Dr. Michael Laks (10)

10.23

Consulting Agreement between Recom Managed Systems, Inc. and Dr. Mitchell W. Krucoff (10)

10.24

Research And Development Services Agreement dated May 12, 2004 between Recom Managed Systems, Inc. and Battelle Memorial Institute (10)

10.25

Consulting Agreement between Recom Managed Systems, Inc. and Dr. Andrea Natale (11)

10.26

Sponsored Research Agreement dated August 30, 2004 between Recom Managed Systems, Inc. and Duke Clinical Research Institute (12)

10.27

Securities Purchase Agreement dated December 29, 2004 between Recom Managed Systems, Inc. and DKR SoundShore Oasis Holding Fund Ltd. (13)

10.28

8% Convertible Debenture dated December 29, 2004 granted to DKR SoundShore Oasis Holding Fund Ltd. (13)

10.29

Registration Rights Agreement dated December 29, 2004 between Recom Managed Systems, Inc. and DKR SoundShore Oasis Holding Fund Ltd. (13)

10.30

Common Stock Purchase Agreement dated March 31, 2005 between Recom Managed Systems, Inc. and Trellus Partners, LP (16)

10.31

Registration Rights Agreement dated March 31, 2005 between Recom Managed Systems, Inc. and Trellus Partners, LP (16)

10.32

Common Stock Purchase Agreement dated April 8, 2005 between Recom Managed Systems, Inc. and Lagunitas Partners, LP, Gruber & McBaine International, Jon D. and Linda W. Gruber, and J. Patterson McBaine, LP (16)

10.33

Registration Rights Agreement dated April 8, 2005 between Recom Managed Systems, Inc. and Lagunitas Partners, LP, Gruber & McBaine International, Jon D. and Linda W. Gruber, and J. Patterson McBaine, LP (16)

10.34

Common Stock Purchase Agreement dated October 16, 2006 between Signalife, Inc. and Trellus Partners, LP, Trellus Partners II, LP and Trellus Offshore Fund Ltd., Nite Capital, LP, Otago Partners, LLC, and Landmark Charity Foundation (21)

10.35

Form of Registration Rights Agreement dated October 16, 2006 between Signalife, Inc. and Trellus Partners, LP, Trellus Partners II, LP and Trellus Offshore Fund Ltd. (21)

10.36

Form of Registration Rights Agreement dated October 31, 2006 between Signalife, Inc. and Nite Capital, LP, Otago Partners, LLC, and Landmark Charity Foundation (21)

10.37

Employment Agreement dated April 15, 2005 between Recom Managed Systems, Inc. and Pamela M. Bunes (16)

10.38

Employment Agreement dated April 15, 2005 between Recom Managed Systems, Inc. and Rodney Hildebrandt (16)

10.39

Office Lease Agreement dated May 31, 2005 between Recom Managed Systems, Inc. and Falls Place, LLC (18)

10.40

Investment Banking Agreement dated June 10, 2005 between Recom Managed Systems, Inc. and Maxim Partners, LLC (18)

10.41

Consulting agreement dated March 14, 2006 between Signalife, Inc. and James M. Lyons, including amendment (18)

10.42

Sales and Marketing Services Agreement dated March 26, 2006 between Signalife, Inc. and Rubbermaid, Inc. (18)

21.

List of subsidiaries (22)

23.

Consent of Elliott Davis, LLC *

23.2

Consent of Stonefield Josephson, Inc. *

23.

Powers of Attorney for Lowell T. Harmison, Ellsworth Roston, Jennifer Black, Norma Provencio, Rowland Perkins and Charles H. Harrison (23)

*

Filed herewith

(1)

Previously filed as an exhibit to our annual report on form 10-KSB for our fiscal year ended December 31, 2001 filed with the SEC on February 22, 2002.

(2)

Previously filed as an exhibit to our current report on form 8-K filed with the SEC on September 25, 2002.

(3)

Previously filed as an exhibit to our quarterly report on form 10-QSB for our fiscal quarter ended September 30, 2002 filed with the SEC on November 12, 2002.

(4)

Filed as part of the Employment Agreement for Mr. Fink noted in item (3).

(5)

Filed as part of the Loan-Out Agreement for with B World Technologies, B Technologies and Dr. Drakulic noted in item (3).

(6)

Previously filed as an exhibit to our annual report on form 10-KSB for our fiscal year ended December 31, 2002 filed with the SEC on March 26, 2003.

(7)

Previously filed as an exhibit to our quarterly report on form 10-QSB for our fiscal quarter ended March 30, 2003 filed with the SEC on May 7, 2003.

(8)

Previously filed as an exhibit to our registration statement on form SB-2 filed with the SEC on January 2, 2004.

(9)

Previously filed as an exhibit to our registration statement on form SB-2 (amendment no. 2) filed with the SEC on May 11, 2004.

(10)

Previously filed as an exhibit to our registration statement on form SB-2 (amendment no. 3) filed with the SEC on July 26, 2004.

(11)

Previously filed as an exhibit to our registration statement on form SB-2 (amendment no. 4) filed with the SEC on October 18, 2004.

(12)

Previously filed as an exhibit to our registration statement on form SB-2 (amendment no. 5) filed with the SEC on November 5, 2004.

(13)

Previously filed as an exhibit to our current report on form 8-K filed with the SEC on December 30, 2004.

(14)

Previously filed as an exhibit to our registration statement on form SB-2 filed with the SEC on January 26, 2005.

(15)

Previously filed as an exhibit to our annual report on form 10-KSB for our fiscal year ended December 31, 2004 filed with the SEC on March 31, 2005.

(16)

Previously filed as an exhibit to our quarterly report on form 10-QSB for our fiscal quarter ended March 30, 2005 filed with the SEC on May 16, 2005.

(17)

Previously filed as an exhibit to our current report on form 8-K filed with the SEC on November 9, 2005.

(18)

Previously filed as an exhibit to our report on form 10-KSB for our fiscal year ended December 31, 2005 filed with the SEC on April 3, 2006

(19)

Previously filed as an exhibit to our current report on form 8-K filed with the SEC on May 15, 2006.

(20)

Previously filed as an exhibit to our registration statement on for  S-8 filed with the SEC on June 12, 2006.

(21)

Previously filed as an exhibit to our quarterly report on form 10-QSB for our fiscal quarter ended September 30, 2006 filed with the SEC on November 13, 2006.

(22)

Previously filed as an exhibit to the initial filing of this registration statement with the SEC on November 21, 2006.

(23)

Previously filed as part of the signature page of the initial filing of this registration statement filed with the SEC on November 21, 2006.

Item 17

Undertakings

We hereby undertake to:

1.

File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

a.

Include any prospectus required by section 10(a)(3) of the Securities Act;

b.

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospects filed with the SEC under Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table on the face page of the effective registration statement; or

c.

Include any additional or changed material information on the plan of distribution.

2.

For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.

File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.

For purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time it was declared effective.

5.

For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  If a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Greenville, State of South Carolina, on January 8, 2006.

SIGNALIFE, INC.
By:	/s/ Pamela Bunes
Pamela Bunes Chief Executive Officer (principal executive officer)
By:	/s/ Kevin F. Pickard
Kevin F. Pickard Interim Chief Financial Officer (principal accounting and financial officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By:	/s/ Pamela Bunes	Chief Executive Officer, President,	January 8, 2006
	Pamela Bunes	Chairman of the Board and Director
By:	/s/ Ellsworth Roston *	Director	January 8, 2006
Ellsworth Roston
By:	/s/ Lowell T. Harmison *	Director	January 8, 2006
Lowell T. Harmison
By:	/s/ Jennifer Black *	Director	January 8, 2006
Jennifer Black
By:	/s/ Norma Provencio *	Director	January 8, 2006
Norma Provencio
By:	/s/ Rowland Perkins *	Director	January 8, 2006
Rowland Perkins
By:	/s/ Charles H Harrison *	Director	January 8, 2006
Charles H. Harrison
By:	* /s/ Pamela Bunes
Pamela Bunes, Agent-In-Fact